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As filed with the Securities and Exchange Commission on April 21, 2004

Registration No. 333-            .

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-4
REGISTRATION STATEMENT
Under The Securities Act of 1933

KINDERCARE LEARNING CENTERS, INC.
(Exact name of registrant as specified in its charter)

Delaware	8351	63-0941966
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Numbers)

650 N.E. Holladay Street, Suite 1400
Portland, Oregon 97232
(503) 872-1300
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Eva M. Kripalani, Esq.
KinderCare Learning Centers, Inc.
650 N.E. Holladay Street, Suite 1400
Portland, Oregon 97232
(503) 872-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Sorkin, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Amount of Registration Fee(2)

Shares of Class A Common Stock, par value $0.01 per share(3)
Shares of Class B Common Stock, par value $0.01 per share(4)
Income Deposit Securities (IDSs)(5)	22,508,858	$26,808
% Senior Subordinated Notes(6)
Subsidiary Guarantees of % Senior Subordinated Notes(7)

(1)
Represents the maximum number of shares of Class A common stock and Class B common stock, principal amount of        % notes and number of IDSs of KinderCare Learning Centers, Inc. issuable by the Registrant in the recapitalization described herein, as provided in Rule 457(f)(1), and based on (a) the number of shares of KinderCare common stock, par value $0.01 per share, outstanding as of April 15, 2004, plus (b) the number of shares of KinderCare common stock that could be issued before the effective time of the recapitalization. This registration statement also relates to an additional indeterminate number of shares of Class A common stock and Class B common stock, in each case, par value $0.01 per share, that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee required by the Securities Act of 1933 and computed pursuant to Rule 457(f) under the Securities Act based on the ultimate maximum number of shares of the common stock of the Registrant to be issued to stockholders of the Registrant pursuant to the merger described herein. Pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, the registration fee was calculated based on the product of (1) 22,508,858 shares of KinderCare common stock, par value $0.01 per share, to be received by the Registrant and cancelled in the recapitalization described herein, and (2) $9.40 per share, the average of the high and low sales prices for shares of KinderCare common stock quoted on the OTC Bulletin Board on April 15, 2004.

(3)
Includes Class A common stock in an amount to be determined at the time of pricing of a concurrent public offering of IDSs by KinderCare Learning Centers, Inc.

(4)
Includes shares of Class B common stock in an amount to be determined at the time of pricing of the public offering.

(5)
Each IDS represents one share of Class A common stock and        % senior subordinated notes of KinderCare Learning Center, Inc., the principal amount, interest rate and certain other terms of which will be determined at the time of pricing of the public offering.

(6)
Includes an indeterminate principal amount of notes of the same series as the notes, which will be received by holders of notes in the future on one or more occasions in the event of a subsequent issuance of IDSs, upon an automatic exchange of portions of the notes for identical portions of such additional notes.

(7)
Each of the subsidiaries of KinderCare Learning Centers, Inc. listed in the "Table of Additional Registrants" below will issue a guarantee with respect to the notes. Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee for the guarantees is payable.

        The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrant Guarantors

Exact Name of Registrant Guarantor as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number	Address Including Zip Code, Telephone Number Including Area Code, of Registrant Guarantor's Principal Executive Offices
KC Development, LLC	Delaware	63-1086588	650 N.E. Holladay Street, Suite 1400 Portland, Oregon 97232 (503) 872-1300
KC Distance Learning, Inc.	Delaware	63-1120500	650 N.E. Holladay Street, Suite 1400 Portland, Oregon 97232 (503) 872-1300
KinderCare Real Estate, LLC	Delaware	63-1120501	650 N.E. Holladay Street, Suite 1400 Portland, Oregon 97232 (503) 872-1300
Mulberry Child Care Centers, Inc.	Delaware	04-3056834	650 N.E. Holladay Street, Suite 1400 Portland, Oregon 97232 (503) 872-1300

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
DATED                        , 2004, SUBJECT TO COMPLETION

                        , 2004

Dear Fellow Stockholder:

        You are invited to attend a special meeting of stockholders at                        on                         , 2004 at             a.m., local time.

        At the special meeting, you will be asked to consider and vote upon a recapitalization proposal. The recapitalization will consist of the conversion of each share of KinderCare's existing common stock into cash and new securities of KinderCare, which will result in a reorganization of the capital structure of KinderCare. Pursuant to the recapitalization, which will be effected through the merger of a wholly owned subsidiary of KinderCare into KinderCare, each KinderCare stockholder will have the right to elect to receive the following for each share of common stock owned by such stockholder:

  •
  at least $            in cash, without interest, plus      Income Deposit Security, or IDS, of KinderCare; or

  •
  at least $            in cash, without interest, plus      share of Class B common stock, par value $0.01 per share, of KinderCare.

        Each IDS initially represents one share of Class A common stock and a      % senior subordinated note due 2014, subject to extension of maturity, with $                   principal amount. We are engaged in a public offering of our IDSs and separate      % senior subordinated notes due 2014 (not represented by IDSs), subject to extension of maturity. Completion of the recapitalization is conditioned on approval of a restated certificate of incorporation containing various amendments to KinderCare's certificate of incorporation that will be made as a result of the recapitalization, as well as the concurrent completion of the public offering of our IDSs and separate notes. In addition, the completion of the recapitalization is a condition to the public offering. We expect that the recapitalization will occur concurrently with the closing of the public offering.

        The number of shares of Class B common stock issuable in the recapitalization will be subject to proration if necessary to limit the total number of issued and outstanding shares of Class B common stock to            shares, which represents        % of the outstanding voting power of KinderCare after giving effect to the public offering and    % of the overall value of KinderCare's equity, or    % of the outstanding voting power and    % of the overall value of KinderCare's equity if the underwriters' over-allotment option to purchase additional IDSs is exercised in full.

        The number of IDSs and the number of shares of Class B common stock to be issued in the recapitalization and the amount of cash to be paid in the recapitalization will be determined at the time the public offering is priced. Approximately      % of the IDSs to be issued in the recapitalization will be placed in an escrow for a period of up to 30 days to cover any purchase under the underwriters' over-allotment option in the public offering. To the extent that the underwriters' over-allotment option is exercised, holders of our existing common stock will receive cash instead of the escrowed IDSs as part of their merger consideration.

        If you fail to validly make an election, including if you do not make any election, you will be deemed to have made a cash and IDS election. To make your election, the election form must be properly completed and submitted by             a.m., local time, on                        , 2004, which is the day of the special meeting. The attached proxy statement/prospectus includes information on pages 79 and 200 as to the elections available to you and how to make them.

        The shares of existing common stock are currently quoted on the OTC Bulletin Board under the symbol "KDCR." After the recapitalization, the existing common stock will no longer be outstanding and we do not expect that the Class A common stock or the Class B common stock will be listed on an exchange. We will apply to list the IDSs on the                        under the trading symbol "            ."

        The accompanying proxy statement/prospectus provides detailed information about the recapitalization. Please read the entire proxy statement/prospectus and the appendices carefully. For risks in connection with the recapitalization, see "Risk Factors" beginning on page 34.

        Our board of directors urges you to sign, date and mail the enclosed proxy in the postage-paid envelope as to how you would like your shares voted.

Thank you for your continued support.

David J. Johnson Chairman and Chief Executive Officer

        Upon a subsequent issuance by us of IDSs or notes of the same series (not represented by IDSs), a portion of your notes may be automatically exchanged for an identical principal amount of the notes issued in such subsequent issuance, and in that event your IDSs or notes will be replaced with new IDSs or notes, as the case may be. In addition to the notes represented by the IDSs, the registration statement of which this proxy statement/prospectus is a part also registers the notes and new IDSs to be issued upon any such subsequent issuance. For more information regarding these automatic exchanges and the effect they may have on your investment, see "Description of Notes—Covenants Relating to IDSs—Procedures Relating to Subsequent Issuance" on page 172 and "Special Factors—Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Notes—Additional Issuances" on page 69.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        The date of this proxy statement/prospectus is                        , 2004, and it is first being mailed or otherwise delivered to KinderCare stockholders on or about                        , 2004.

KinderCare Learning Centers, Inc.
650 N.E. Holladay Street, Suite 1400
Portland, Oregon 97232

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                        , 2004

        A special meeting of KinderCare Learning Centers, Inc. stockholders will be held at                        on                         , 2004 at              a.m., local time. The purpose of the meeting is to consider and vote upon the following proposals:

  1.
  to adopt a Recapitalization Agreement and Plan of Merger, dated as of                 , 2004, between KinderCare Learning Centers, Inc. and KLC Merger Sub, Inc., a wholly owned subsidiary of KinderCare, providing for the merger of KLC Merger Sub, Inc. with and into KinderCare, with KinderCare as the surviving corporation; and

  2.
  to approve KinderCare's restated certificate of incorporation, which includes the following amendments:

  •
  increasing the number of authorized shares of common stock, $0.01 par value per share, from                        to                         , which will be divided into the following series:                        will be shares of existing common stock with one vote per share,                         will be shares of Class A common stock with one vote per share,                         will be shares of Class B common stock with one vote per share and                        will be shares of Class C common stock with one vote per share;

  •
  providing that shares of Class A common stock and Class B common stock vote together as a single class on all matters presented to the stockholders for a vote, except as required by law, and except that Class A common stock and Class B common stock will be entitled to vote separately on any amendment to our restated certificate of incorporation that would disproportionately and adversely affect the rights of such series of common stock;

  •
  providing that the dividend rate on each share of Class B common stock will equal            multiplied by the dividend rate on each share of Class A common stock and that dividends cannot be declared on the Class A common stock unless a corresponding proportionate dividend is declared on the Class B common stock;

  •
  providing that, after the second anniversary of the recapitalization and subject to certain conditions described in our restated certificate of incorporation, each share of Class B common stock will be convertible, at the holder's option, into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding prior to the time of such conversion, one share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS at the time of the public offering; and

    •
    providing that at any time on and after the third anniversary of the recapitalization, KinderCare will have the option to force conversion of all of the then-outstanding shares of Class B common stock into IDSs on the terms and subject to the conditions described in our restated certificate of incorporation; and

  3.
  to vote on any other matter as may properly come before the special meeting.

        Proposals 1 and 2, both of which relate to the recapitalization, are separate matters to be voted upon by KinderCare stockholders but are expressly conditioned upon the approval of the other proposal (but not proposal 3). This means that BOTH of these proposals must be adopted or approved, as applicable, by KinderCare stockholders in order for KinderCare to obtain the requisite stockholder approval of the recapitalization. The transactions described in this document will not be completed, even if all of the other conditions are satisfied or waived, if the requisite stockholder approval of these two proposals is not received.

        Adoption of the recapitalization agreement and approval of our restated certificate of incorporation each requires the affirmative vote of the holders of a majority of the outstanding shares of KinderCare's existing common stock. In addition, approval of our restated certificate of incorporation is a condition to the completion of the recapitalization. KinderCare's directors and executive officers and their affiliates have indicated that they intend to vote the shares they hold, and the shares over which they exercise voting control, for the recapitalization proposals. As of April 20, 2004, these directors, executive officers and affiliates were entitled to vote, or exercised voting power over shares entitled to vote, approximately 17,967,810 shares of existing common stock, or approximately 91.1% of the outstanding shares of existing common stock. Assuming that these directors, executive officers and affiliates continue to own a majority of the issued and outstanding shares of existing common stock on the record date for the special meeting, the requisite vote of the holders of shares of existing common stock to adopt the Recapitalization Agreement and Plan of Merger and to approve our restated certificate of incorporation would be assured. Your participation is still important, however, because you are being offered the opportunity to make an election as to the form of merger consideration that you would like to receive in the recapitalization.

        In the merger, each share of existing common stock will be converted into the right to receive, based upon the holder's election and subject, in certain circumstances, to proration, one of the following:

  •
  at least $            in cash, without interest, plus            Income Deposit Security, or IDS, of KinderCare; or

  •
  at least $            in cash, without interest, plus            share of Class B common stock, par value $0.01 per share, of KinderCare.

        A copy of the Recapitalization Agreement and Plan of Merger is attached as Appendix A to the proxy statement/prospectus accompanying this notice.

        The record date for the special meeting is                        , 2004. Only stockholders of record at the close of business on that date can vote at the meeting. A list of KinderCare stockholders entitled to vote at the special meeting will be available for examination, during ordinary business hours, for 10 days before the meeting at KinderCare's corporate offices, 650 N.E. Holladay Street, Suite 1400, Portland, Oregon 97232. Stockholders will have one vote for each share of existing common stock held as of the record date.

        We have not authorized anyone to give you information that differs from the information in the accompanying proxy statement/prospectus. If you receive any different information, you should not rely on it. The information contained in the accompanying proxy statement/prospectus speaks as of the date below. You should not infer that the information has not changed from that date.

        A form of proxy and a proxy statement/prospectus containing more detailed information with respect to the matters to be considered at the special meeting are included with this notice.

By Order of the Board of Directors,
Eva M. Kripalani Senior Vice President, General Counsel and Secretary
, 2004

IMPORTANT
Whether or not you plan to attend the meeting, please provide your proxy by filling in, signing, dating, and promptly mailing the accompanying proxy card in the enclosed envelope.

i

APPENDICES

APPENDIX A	Form of Recapitalization Agreement and Plan of Merger, dated as of , 2004 between KinderCare Learning Centers, Inc. and KLC Merger Sub, Inc.	A-1
APPENDIX B	Section 262 of the General Corporation Law of the State of Delaware	B-1
APPENDIX C	Formulae Used in Calculations of Payments in Recapitalization	C-1

ii

QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION

The Recapitalization

Q:
Why is KinderCare proposing the recapitalization?

A:
KinderCare believes the recapitalization will provide significant value and liquidity for KinderCare stockholders. KinderCare believes the recapitalization will allow the holders of its existing common stock to retain a continuing interest in the company and, at the same time, allow all stockholders the opportunity to obtain substantial immediate liquidity through the distribution of cash in the merger.

  For a more detailed discussion of why KinderCare is proposing the recapitalization, you should carefully consider the reasons, as well as the potentially negative factors and risks, in the section titled "Special Factors—Recommendation of the KinderCare Board of Directors" beginning on page 55.

Q:
Why is the recapitalization being accomplished through a merger and what is KLC Merger Sub, Inc.?

A:
We have structured the recapitalization as a merger because this structure allows you, in addition to receiving cash, a choice, subject to proration, between IDSs, which include a note as well as Class A common stock, on the one hand, and Class B common stock, on the other hand. KLC Merger Sub, Inc. is a Delaware corporation newly formed by KinderCare in order to facilitate the merger.

Q:
When is the special meeting?

A:
The special meeting will take place on                        , 2004. The location of the meeting is specified on the cover page of this document.

Q:
Are there risks I should consider in deciding whether to vote for the merger?

A:
Yes. In evaluating the merger, you should carefully consider the factors discussed in the section titled "Risk Factors" beginning on page 34.

Q:
What will KinderCare's dividend policy be following the recapitalization?

A:
Upon completion of the recapitalization, our board of directors is expected to adopt a dividend policy where, if we have lawfully available funds after the payment of interest on the notes, our board of directors will declare dividends on our Class A common stock and Class B common stock. Initial annual dividends are expected to be approximately $                  per share of Class A common stock and $                  per share of Class B common stock. The dividend payments are subject to applicable law and the terms of our revolving credit facility and other then-outstanding indebtedness, and our board of directors may, in its discretion, modify or repeal this dividend policy.

Q:
What will my U.S. federal income tax treatment be in the recapitalization?

A:
Subject to the assumptions and qualifications under the heading "Special Factors—Material U.S. Federal Income Tax Considerations" beginning on page 62, in general:

•
you would be treated as exchanging your existing common stock for the cash and any shares of Class B common stock and IDSs received in the recapitalization; and

•
you would recognize gain (but not loss) in an amount equal to the difference, if any, between (1) the sum of cash received, the fair market value of the shares of Class B common stock received and the fair market value of the IDSs received and (2) your tax basis in your shares of existing common stock surrendered in the recapitalization, but only to the extent of the sum of the cash and the fair market value of the notes represented by the IDSs you receive in the recapitalization.

  Thus, regardless of your election, you may recognize gain up to the amount of cash received in the recapitalization. Furthermore, holders who make a cash and IDS election may have more gain recognition relative to holders who make a cash and Class B election, because gain may also be recognized to the extent of the fair market value of the notes represented by the IDSs.

  Option holders will recognize ordinary income in an amount equal to the consideration paid to the holder at the time the option is cancelled.

  For additional information (including your holding period and tax basis in your Class A common stock and notes represented by the IDSs and your Class B common stock), see "Special Factors—Material U.S. Federal Income Tax Considerations."

  Each stockholder and option holder is strongly urged to consult his or her tax advisor as to the specific tax consequences to such stockholder and option holder of the recapitalization, including the application of federal, state, local and foreign income and other tax laws in his or her particular facts and circumstances.

Q:
What stockholder vote is required to approve the recapitalization?

A:
Each of the recapitalization proposals must be approved by the holders of a majority of the outstanding shares of KinderCare's existing common stock.

  KinderCare's directors and executive officers and their affiliates have indicated that they intend to vote the shares they hold, and the shares over which they exercise voting control, for the recapitalization proposals. As of April 20, 2004, these directors, executive officers and affiliates were entitled to vote, or exercised voting power over shares entitled to vote, approximately 17,967,810 shares of existing common stock, or approximately 91.1% of the outstanding shares of existing common stock. Assuming that these directors, executive officers and affiliates continue to own a majority of the issued and outstanding shares of existing common stock on the record date for the special meeting, the requisite vote of the holders of shares of existing common stock to adopt the Recapitalization Agreement and Plan of Merger, which we refer to in this document as the recapitalization agreement, and to approve our restated certificate of incorporation would be assured. Your participation is still important, however, because you are being offered the opportunity to make an election as to the form of merger consideration that you would like to receive in the recapitalization.

Q:
When do you expect to complete the recapitalization?

A:
We are working toward completing the recapitalization as quickly as possible. We hope to complete the recapitalization on or shortly after                        , 2004, the date of the special meeting. However, we cannot assure you as to when or if the recapitalization will occur.

Q:
How will the recapitalization affect stock options to acquire KinderCare common stock?

A:
Assuming that the recapitalization and the public offering result in a change of control of KinderCare, immediately prior to the recapitalization, all unvested options to purchase shares of our common stock held by our employees under our stock-based compensation plans will become fully vested. Outstanding options will cease to be exercisable and will be cancelled upon the recapitalization, but holders of cancelled options will be provided the same consideration as our existing stockholders in the recapitalization with respect to a number of shares having a fair market value equal to the "spread" of the relevant option (the excess of the fair market value of the underlying shares at the time of the recapitalization over the exercise price of the stock option).

Q:
How will the cash portion of the recapitalization be financed?

A:
We intend to finance cash payments in the recapitalization with a portion of the proceeds of the public offering and cash on hand.

Q:
Is the completion of the recapitalization subject to regulatory approval?

A:
Yes. To complete the recapitalization:

•
KinderCare must file a certificate of merger and our restated certificate of incorporation with the Secretary of State of Delaware;

•
KinderCare may need to obtain approval from child care licensing authorities in certain states to complete the recapitalization, other than those which, if not obtained, would not have a material adverse effect on KinderCare; and

•
if a filing becomes necessary under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, all waiting periods under that act must have expired or terminated.

  KinderCare does not need to comply with any other federal or state regulatory requirements or obtain any other regulatory approvals to complete the recapitalization.

Q:
Does any stockholder have any appraisal rights in the recapitalization?

A:
Yes. Under Delaware law, appraisal rights are available to stockholders of KinderCare with respect to the recapitalization.

Q:
What are appraisal rights?

A:
Instead of receiving cash and either                  IDS or                  share of Class B common stock for each share of existing common stock that you own in the merger, you have the right under Delaware law to have the fair value of your common stock appraised by the Delaware Court of Chancery and then paid to you in cash. In order to demand appraisal, you must make a written demand for appraisal before the vote on the recapitalization agreement at the special meeting, you must not vote to adopt the recapitalization agreement and you must satisfy the other requirements under Delaware law which are described in greater detail in this proxy statement/prospectus under "The Recapitalization—Appraisal Rights."

The Merger Consideration

Q:
What elections can I make?

A:
There are two different elections available for each share of existing common stock:

•
Cash and IDS Election.  You can elect to receive at least $                  in cash plus                  IDS of KinderCare.

•
Cash and Class B Election.  You can elect to receive at least $                  in cash plus                   share of Class B common stock of KinderCare, subject to proration as described in this proxy statement/prospectus.

  Option holders will be provided with the same elections in connection with the cancellation of outstanding options.

  As described below, all holders are expected to receive IDSs even if they have not elected to do so. Certain of our stockholders who are affiliates of Kohlberg Kravis Roberts & Co. L.P., which we refer to as KKR in this document, and affiliates of Oaktree Capital Management, LLC, which we refer to as Oaktree in this document, have stated that they intend to make cash and Class B elections to receive the full number of shares of Class B common stock that is available. Therefore, if you make a cash and Class B election, then all shares of existing common stock for which stockholders elected to receive Class B common stock will receive a prorated amount of the available shares of Class B common stock, and your remaining shares of existing common stock will be converted into the right to receive                  IDS per share. Option holders' elections will be taken into account in performing the above calculation.

  As a result of KKR's and Oaktree's intended cash and Class B elections, if you make a cash and IDS election, you should not receive any Class B common stock.

  If you fail to validly make an election, including if you do not make any election, you will be deemed to have made a cash and IDS election.

Q:
What are IDSs?

A:
IDSs are securities comprised of Class A common stock and notes. Each IDS initially represents:

•
one share of Class A common stock; and

•
a      % senior subordinated note due                        , 2014 (subject to extension of maturity as described in "Description of Notes") with $                   principal amount.

  The ratio of Class A common stock to principal amount of notes represented by an IDS is subject to change in the event of a stock split, recombination or reclassification of our common stock. For example, if we effect a two-for-one stock split, from and after the effective date of the stock split, each IDS will represent two shares of Class A common stock and the same principal amount of notes as it previously represented. Likewise, if we effect a recombination or reclassification of our Class A common stock, each IDS will thereafter represent the appropriate number of shares of Class A common stock on a recombined or reclassified basis, as applicable, and the same principal amount of notes as it previously represented.

Q:
What are the differences between the two elections?

A:
The most significant differences are:

•
Only the IDSs will be listed on a national securities exchange. Therefore, any shares of Class B common stock that you receive in connection with a cash and Class B election will be an illiquid security for which no market may be available. See "Description of Capital Stock—Our New Class B Common Stock."

•
If you make a cash and IDS election, you will receive IDSs for which you will be entitled to receive quarterly interest payments on the notes represented by the IDSs. Dividends on the shares of Class A common stock represented by the IDSs and the shares of Class B common stock will, however, only be paid if and to the extent dividends are declared by our board of directors and permitted by applicable law and the terms of our revolving credit facility, the indenture governing our notes and any other then-outstanding indebtedness of ours. Subject to the above limitations, we expect initial annual dividends to be approximately $                  per share of Class A common stock, and $                  per share of Class B common stock. However, our board of directors may, in its discretion, modify or repeal this dividend policy.

•
A cash and IDS election will reduce your percentage ownership interest in KinderCare capital stock more than a cash and Class B election.

•
If you make a cash and IDS election, you may have more gain recognition relative to holders who make a cash and Class B election, because gain may also be recognized to the extent of the fair market value of the notes represented by the IDSs (in addition to the extent of cash) received.

•
After the second anniversary of the recapitalization and subject to certain conditions described under "Description of Capital Stock—Our New Class B Common Stock," each share of Class B common stock will be convertible, at the option of the holder, into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding prior to the time of such conversion, one share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS.

    Shares of Class A common stock are not convertible directly into IDSs; however, they may be combined with the applicable number of notes to form IDSs.

  See "—Summary of Our New Common Stock," "Special Factors—Material U.S. Federal Income Tax Considerations" and "Comparison of Rights of KinderCare Stockholders Before and After the Recapitalization."

Q:
What payments can I expect to receive as a holder of IDSs?

A:
You will be entitled to receive approximately $                  per IDS per year, subject to our right or obligation, under certain circumstances specified in the indenture governing the notes and in our revolving credit facility, to defer interest payments on our notes. For a detailed description of these circumstances, see "Description of Notes—Terms of the Notes—Interest Deferral" and "Description of Certain Indebtedness—Revolving Credit Facility."

  You will also receive quarterly dividends on the shares of our Class A common stock represented by your IDSs, if and to the extent dividends are declared by our board of directors and permitted by applicable law and the terms of the credit facility, the indenture governing our notes and any of our other then-outstanding indebtedness. Specifically, the indenture governing our notes restricts our ability to declare and pay dividends on our Class A common stock as described under "Dividend Policies." In addition, the revolving credit facility restricts our ability to declare and pay dividends on our common stock as described under "Dividend Policies" and "Description of Certain Indebtedness—Revolving Credit Facility." Upon the closing of recapitalization and the public offering, our board of directors is expected to adopt a dividend policy which contemplates that, subject to applicable law and the terms of our then-outstanding indebtedness, initial annual dividends will be approximately $                  per share of our Class A common stock. However, our board of directors may, in its discretion, modify or repeal this dividend policy. We cannot assure you that we will pay dividends at this level in the future or at all. We cannot declare dividends on our Class A common stock unless at such time the corresponding proportionate dividend is declared on our Class B common stock.

  We expect to make interest and dividend payments quarterly on the    day of each            ,            ,             and                        to holders of record on the             day or the immediately preceding business day of such month.

Q:
What payments can I expect to receive as a holder of Class B common stock?

A:
You will be entitled to receive quarterly dividend payments on the shares of Class B common stock, if and to the extent dividends are declared by our board of directors and permitted by applicable law and the terms of our revolving credit facility, the indenture governing our notes and any of our other then-outstanding indebtedness. The indenture governing the notes and our revolving credit facility will each contain restrictions on our ability to declare and pay dividends on our Class B common stock. See "Dividend Policies," "Description of Notes—Certain Covenants—Limitation on Restricted Payments" and "Description of Certain Indebtedness."

Q:
Do I have voting rights as a holder of IDSs and Class B common stock?

A:
Yes. As a holder of IDSs, you will be able to vote with respect to the underlying shares of Class A common stock. As a holder of Class B common stock, you will be able to vote together as a class with the Class A common stock on all matters submitted to the stockholders for approval, except as required by law and except that holders of Class A common stock and Class B common stock will vote separately as a class on any amendment to our restated certificate of incorporation that would disproportionately and adversely affect the rights of such series of common stock.

Q:
Will my rights as a holder of IDSs be any different than the rights of a direct holder of the Class A common stock or notes?

A:
No. As a holder of IDSs, you are the beneficial owner of the Class A common stock and notes represented by your IDSs. As such, through your broker or other financial institution and The Depository Trust Company, known as DTC, you will have exactly the same rights, privileges and preferences, including voting rights, rights to receive distributions, rights and preferences in the event of a default under the indenture governing our notes, ranking upon bankruptcy and rights to receive communications and notices as a direct holder of the Class A common stock and notes, as applicable.

Q:
Can I separate my IDSs into shares of Class A common stock and notes or recombine shares of Class A common stock and notes to form IDSs?

A:
Yes. Holders of IDSs, whether purchased in the public offering or in a subsequent offering of IDSs of the same series, may, at any time after the earlier of 45 days from the date of the closing of the public offering or the occurrence of a change of control, through their broker or other financial institution, separate the IDSs into the shares of our Class A common stock and notes represented by the IDSs. Any holder of shares of our Class A common stock and notes may, at any time, through his or her broker or other financial institution, combine the applicable number of shares of Class A common stock and notes to form IDSs. Separation and recombination of IDSs may involve transaction fees charged by your broker and/or financial intermediary. See "Description of IDSs—Book Entry Settlement and Clearance—Separation and Combination."

Q:
Will my IDSs automatically separate into shares of Class A common stock and notes upon the occurrence of certain events?

A:
Yes. Separation of all of the IDSs will occur automatically upon the occurrence of any redemption, whether in whole or in part, of the notes, upon the maturity of the notes or upon an event of default under the terms of the notes.

Q:
What will happen to the IDSs I hold upon a stock split, recombination or reclassification of the Class A common stock?

A:
The ratio of shares of Class A common stock to principal amount of notes represented by an IDS is subject to change in the event of a stock split, recombination or reclassification of our Class A common stock. For example, if we elect to effect a two-for-one split of our Class A common stock, from and after the effective date of the stock split, each IDS will represent two shares of Class A common stock and the same principal amount of notes as it previously represented. Likewise, if we effect a recombination or reclassification of our Class A common stock, each IDS will thereafter represent the appropriate number of shares of Class A common stock on a recombined or reclassified basis, as applicable, and the same principal amount of notes as it previously represented. See "Description of the IDSs."

Q:
Will the IDSs be listed on an exchange?

A:
We expect them to be listed. We will apply to list the IDSs on the                        under the trading symbol "            ."

Q:
Will the shares of our Class B common stock and shares of our Class A common stock and the notes represented by the IDSs be separately listed on an exchange?

A:
Neither the Class B common stock nor the notes will be listed on any exchange. The shares of our Class A common stock will not be listed for separate trading on the                        until the minimum listing criteria on the                        are satisfied by our outstanding shares of Class A common stock no longer represented by IDSs for a period of 30 consecutive trading days. IDSs may be separated, through the holder's broker or other financial institution, into shares of Class A common stock and notes at any time after the earlier of 45 days from the date of the recapitalization or the occurrence of a change of control. See "Description of Capital Stock—Our New Class A Common Stock—Listing."

  The Class A common stock and the notes represented by the IDSs and the Class B common stock offered by this proxy statement/prospectus will be freely transferable without restriction or further registration under the Securities Act of 1933, unless they are purchased by affiliates as that term is defined in Rule 144 under the Securities Act.

Q:
What will happen if we issue additional IDSs or notes in the future?

A:
We may conduct future financings by selling additional IDSs or notes of the same series, which will have terms that are identical to those of the IDSs or notes, respectively, being sold in the public offering, except that if additional IDSs are issued 45 days or more from the closing of the public offering, they will be immediately separable, and if they are issued fewer than 45 days from the closing of the public offering, they will be separable on the same dates as the IDSs issued in the public offering may separate. Additional IDSs will also represent the same proportions of Class A common stock and notes as are represented by the then-outstanding IDSs. Although the notes represented by such IDSs or sold separately (not represented by IDSs) will have terms that are identical (except for the issuance date) to the notes being sold in the public offering and will be part of the same series of notes for all purposes under the indenture, it is possible that the new notes will be sold with original issue discount, referred to as OID, for U.S. federal income tax purposes. If such notes are issued with OID, all holders of IDSs of the same series (including the IDSs being offered hereby) and of outstanding notes not held in IDSs (including the notes being offered hereby) will automatically exchange a ratable portion of their outstanding notes for a portion of the new notes, whether held directly or in the form of IDSs, and will thereafter hold a unit consisting of new notes and old notes with a new CUSIP number or a new IDS (consisting of such note unit and Class A common stock) with a new CUSIP number. As a result of such exchanges, we intend to allocate and report the OID associated with the sale of the new notes among all holders of notes on a pro rata basis, which may adversely affect your tax treatment. In addition, if such notes are issued with OID, holders of such notes may not be able to recover the portion of their principal amount treated as unaccrued OID in the event of an acceleration of the notes or our bankruptcy prior to the maturity of the notes.

Q:
Is my Class B common stock convertible at my option?

A:
Yes. On the second anniversary of the completion of the recapitalization and subject to certain conditions described under "Description of Capital Stock—Our New Class B Common Stock," any outstanding shares of Class B common stock will be convertible, at the holder's option, into IDSs identical to those sold in the public offering on the basis of one IDS for each share of Class B common stock if, at such date, there is not a default or event of default under our indebtedness or the indebtedness of our subsidiaries. If there is a default under any such indebtedness on the second anniversary of the recapitalization, the Class B common stock will not be convertible until the time such default is cured or otherwise ceases to exist. The conversion ratio of one IDS per share of Class B common stock will be proportionately adjusted for any stock splits, dividends, combinations or reclassifications or in the event we issue any IDSs at less than fair market value prior to the date of such conversion.

  We will only be required to effect conversions of the Class B common stock at intervals of six months beginning with the second anniversary of the date of the recapitalization, unless a majority of the holders of the Class B common stock request a conversion with respect to a majority of their shares of Class B common stock.

Q:
Is the Class B common stock convertible at KinderCare's option?

A:
Yes. At any time on and after the third anniversary of the recapitalization, we will have the option to force conversion of all of the then-outstanding shares of Class B common stock into IDSs on the same terms and subject to the same conditions as those for a conversion of the Class B common stock at your option described in the preceding answer.

Q:
Are my shares of Class B common stock freely transferable?

A:
Yes. The shares of Class B common stock offered by this proxy statement/prospectus will be freely transferable without restriction or further registration under the Securities Act of 1933, unless they are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. You should be aware that any shares of Class B common stock that you receive in connection with a cash and Class B election will be an illiquid security for which no market may be available.

Q:
How are the terms of the IDSs and Class B common stock different from the existing common stock?

A:
After the recapitalization occurs, your rights as a holder of IDSs will be governed by our restated certificate of incorporation and our notes indenture. If you make a cash and Class B election, your rights as a holder of shares of Class B common stock will be governed by our restated certificate of incorporation. The form of our restated certificate of incorporation is attached as Annex II to the recapitalization agreement included in this document as Appendix A. The differences are described beginning on page 206 of this document.

  Because IDSs are securities comprised of both Class A common stock and notes, holders of IDSs will have rights related to both Class A common stock and notes. With respect to the Class A common stock represented by the IDSs, holders of IDSs will have rights similar to those of holders of existing common stock before the recapitalization, except that:

  •
  our board of directors cannot declare dividends on the Class A common stock represented by the IDSs unless at such time the corresponding proportionate dividend is declared on the Class B common stock; and

  •
  we expect that the IDSs will be listed on the                        .

  In addition to having the rights of a holder of Class A common stock, a holder of IDSs will also have the rights of a holder of notes represented by the IDSs, which entitles the holder to, among other things:

  •
  cash interest payments on the notes represented by the IDSs payable quarterly in arrears, subject to interest deferral;

  •
  a cash payment of the principal amount of the notes represented by the IDSs on                        , 2014, the maturity date of the notes, subject to extension of maturity;

  •
  a cash payment of 101% of the principal amount of the notes represented by the IDSs upon a change of control of KinderCare; and

  •
  an option to separate the IDSs into the shares of Class A common stock and notes represented thereby at any time after the earlier of 45 days from the closing of the recapitalization or the occurrence of a change of control.

  Generally, holders of Class B common stock will have rights similar to those of holders of existing common stock before the recapitalization, except that:

  •
  the dividend rate on each share of Class B common stock will equal            multiplied by the dividend rate on each share of Class A common stock; and

  •
  after the second anniversary of the recapitalization and subject to certain conditions described in "Description of Capital Stock—Our New Class B Common Stock," each share of Class B common stock will be convertible, at the holder's option, into either one IDS or, if the IDSs have been automatically separated or are otherwise not outstanding prior to the time of such conversion,            share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS.

Q:
What happens if stockholders elect to receive more Class B common stock than is available?

A:
KKR and Oaktree have stated that they intend to make a cash and Class B election to receive the full number of shares of Class B common stock that is available. Therefore, if any other stockholders elect to receive Class B common stock for their shares of existing common stock, then all shares of existing common stock for which stockholders elected to receive Class B common stock will be converted into the right to receive:

•
$    multiplied by the number of shares of existing common stock owned by such stockholder; plus

•
the number of shares of Class B common stock determined by dividing                        by the aggregate number of shares of Class B common stock elected under the cash and Class B election (which quotient we refer to as the Class B proration factor); plus

•
the number of IDSs equal to the difference between one and the Class B proration factor.

  The foregoing calculation will take into account the elections of option holders in connection with the cancellation of outstanding options.

Q:
What happens if stockholders elect to receive less Class B common stock than is available?

A:
KKR and Oaktree have stated that they intend to make a cash and Class B election to receive the full number of shares of Class B common stock that is available. Therefore, if no other stockholders or option holders elect to receive Class B common stock, then KKR and Oaktree will receive the full amount of the available shares of Class B common stock.

Q:
If I make a cash and IDS election, will I be guaranteed to receive the full amount of the cash consideration and number of IDSs I elected to receive?

A:
Yes, subject to the escrow of up to                IDSs to cover the underwriters' over-allotment option under the public offering for a period of up to 30 days. To the extent that the underwriters exercise their over-allotment option, you will receive cash instead of the escrowed IDSs as part of your merger consideration.

Q:
In what form will the IDSs, the securities represented by the IDSs, and the Class B common stock be issued?

A:
The IDSs, the securities represented by the IDSs, and the Class B common stock will be issued in book entry form only. This means that you will not be a registered holder of IDSs, the securities represented by the IDSs or the Class B common stock, and you will not receive a certificate for your IDSs, the securities represented by your IDSs or the Class B common stock. You must rely on your broker or other financial institution that will maintain your book entry position to receive the benefits and exercise the rights of a holder of IDSs or Class B common stock.

How to Elect the Form of Merger Consideration to Be Received

Q:
What do I need to do with the election and transmittal form?

A:
If you wish to make an election as to what you want to receive in the recapitalization,

  you must complete the election and transmittal form that you have received or will be receiving and tell us what you want. The election and transmittal form must be sent to the exchange agent at one of the addresses below:

  If sent through the mail:
  Registrar and Transfer Company
  10 Commerce Drive
  Cranford, NJ 07016-0645
  Attn: Corporate Actions
   If delivered by hand:
  Registrar and Transfer Company
  c/o The Depository Trust Company
  Transfer Agent Drop
  55 Water Street
  New York, NY 10041-0099

  If sent by overnight delivery service:
  Registrar and Transfer Company
  10 Commerce Drive
  Cranford, NJ 07016-0645
  Attn: Corporate Actions
   If sent by facsimile transmission (fax):
  Registrar and Transfer Company
  (908) 497-2311 (fax)
  (800) 368-5948 (telephone confirmation)

  In order for your election to be valid, the exchange agent must receive your validly completed election and transmittal form by the start of the special meeting, which is scheduled for              a.m., local time, on                        , 2004.

  If you cannot send in your stock certificates by such time, you may send a notice of guaranteed delivery, with your completed election and transmittal form, promising to send in your actual certificates so that they are received by 5:00 p.m., local time, on                        , 2004, the second trading day after the special meeting, all in accordance with the instructions set forth under "The Recapitalization Agreement—Method of Making Elections." The requirement to send in stock certificates does not apply to option holders.

  Please note that if you send your election by fax, you must use the guaranteed delivery procedure, and your stock certificates must be physically delivered by an "eligible institution" to the exchange agent (by hand, mail or by overnight delivery service) and must actually be received by the exchange agent by 5:00 p.m., local time, on                        , 2004, the second trading day after the date of the special meeting of stockholders. In addition, there are certain practical risks of attempting delivery by fax.

  If you hold shares in book entry form at Registrar and Transfer Company, you need not surrender stock certificates relating to such shares.

Q:
What happens if I do not return the election and transmittal form?

A:
If you fail to return the election and transmittal form and other documents on time, you will be deemed to have made a cash and IDS election for each of your KinderCare shares; however, failure to send in the election and transmittal form and related documents could delay your actual receipt of the merger consideration. Promptly following the closing of the recapitalization, Registrar and Transfer Company, the exchange agent, will mail a letter of transmittal to any stockholder of record as of the effective time of the recapitalization who has not returned an election and transmittal form. A stockholder who has not completed and returned the election and transmittal form should complete and return the letter of transmittal received after the closing, together with his or her stock certificates, in order to receive the merger consideration.

  Comparable rules will apply to option holders in connection with the cancellation of outstanding options for merger consideration.

Q:
Where can I get additional election and transmittal forms or other information?

A:
We have retained MacKenzie Partners, Inc. as information agent to assist you in connection with the recapitalization. Persons in the United States and Canada may call MacKenzie Partners, Inc. toll free at (800)

  322-2885, persons outside the United States and Canada and banks, brokers and other financial institutions may call (212) 929-5500 (collect) to request additional documents and to ask any questions.

Q:
Do I need to submit the election form if my shares are held in a brokerage account?

A:
Yes. Your broker cannot make an election for you unless you complete and return an election and transmittal form. If you fail to do so, your shares will be classified as undesignated shares, and you will be deemed to have made a cash and IDS election.

Q:
What if my broker holds my shares for me in "street name"?

A:
In the event that your KinderCare shares are held in "street name," your broker should provide you with instructions as to making an election.

Q:
Can I revoke or change my election once I have submitted the election and transmittal form?

A:
Yes. You can revoke your original election by submitting a written notice of revocation to the exchange agent before the start of the special meeting, which is scheduled for             a.m., local time, on                        , 2004. Additionally, you may change your original election and make a new election by submitting a notice of revocation and by indicating on the written notice of revocation the new election choice that you wish to make. If you wish to submit a new election, you should refer to the instructions and other materials that accompany the election and transmittal form.

Q:
Can I make partial elections?

A:
Yes. The election and transmittal form provides for an election to be made with respect to all or any portion of your KinderCare shares. You may make an election to receive any combination of the available options. Just complete and mail in the election and transmittal form together with your stock certificates so that you have made elections for all of your KinderCare shares. The number of shares of Class B common stock in the cash and Class B election is subject to proration.

How to Vote Your Shares

Q:
How can I vote my shares?

A:
After you have carefully read this entire document, please vote your shares of KinderCare common stock. You may do this in one of the following ways:

•
completing, signing, dating and mailing your proxy card in the enclosed postage prepaid envelope; or

•
attending the special meeting and submitting a properly executed proxy or ballot. If a broker holds your shares in "street name," you will need to get a proxy from your broker to vote your shares in person.

  This will enable your shares to be represented and voted at the special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of the proposals submitted at the special meeting.

Q:
If my broker holds my shares in "street name," will my broker vote my shares for me?

A:
No. Your shares will not be voted unless you follow the directions that your broker provides to you regarding how to vote your shares.

Q:
Can I change my vote after I have mailed my signed proxy card?

A:
Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•
by submitting written notice to KinderCare's Secretary before the meeting that you have revoked your proxy;

•
by submitting another proxy by mail that is later dated and properly signed; or

•
by voting in person at the special meeting.

Q:
Will option holders be entitled to vote the shares underlying unexercised options?

A:
No. Option holders will not be entitled to vote the shares underlying unexercised options, which means that they will not be entitled to vote the shares underlying options that are cancelled in the recapitalization in exchange for merger consideration.

Q:
What happens to my current KinderCare stock certificates if the recapitalization is terminated or delayed?

A:
If the recapitalization is terminated, the exchange agent will promptly return your KinderCare stock certificates. In the unlikely event that the recapitalization does not close shortly after the date it is approved at the special meeting, we expect to retain stock certificates pending completion of the recapitalization.

Q:
Will I be sent new KinderCare stock certificates in the recapitalization?

A:
No. If the recapitalization is approved, the IDSs and Class B common stock to be received in the recapitalization will be represented only in book entry form and stock certificates will not be delivered to stockholders.

  A number of companies have adopted such a "certificateless" book entry system, whereby stockholders' ownership and transfers are recorded on the books of the Company without the need for stockholders to physically hold or, if they wish to transfer or sell their stock, to deliver stock certificates.

  However, following the recapitalization, stockholders will, if they so desire, be able to obtain physical certificates for their stock by following the instructions contained in the confirmation of book entry sent to them by the exchange agent.

Q:
Where can I find more information about KinderCare?

A:
We file reports and other information with the SEC. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available on the SEC's website at http://www.sec.gov. Following the recapitalization, our future public filings are expected to be available for inspection at the offices of                         . You can also request copies of these documents from us. Please see "Where You Can Find More Information."

Q:
Who can answer my questions?

A:
If you have any questions, please contact MacKenzie Partners, Inc., our information agent, at:

  MacKenzie Partners, Inc.
  105 Madison Avenue
  New York, New York 10016
  (800) 322-2885 (toll free)
  (212) 929-5500 (call collect)

  email: proxy@mackenziepartners.com

SUMMARY

        This summary highlights selected information from this document. It does not contain all of the information that is important to you and is qualified by the more detailed information contained throughout the rest of this document. We urge you to read carefully the entire document and the other documents referred to in this document to fully understand the recapitalization.

        Throughout this document, we refer to KinderCare Learning Centers, Inc., a Delaware corporation, and its consolidated operations as "we," "our", "us" and "KinderCare," unless otherwise indicated.

        Throughout this document, we use the term "EBITDA," which is not an indicator of performance or other measure in accordance with generally accepted accounting principles in the United States of America and is more fully described in "Selected Historical Consolidated Financial and Other Data."

The Recapitalization (page 78)

        As a result of the recapitalization, each current stockholder of KinderCare will have the right to make one of the following two elections to receive, in exchange for each share of common stock owned by such stockholder:

  (1)
  at least $            in cash plus    IDS; or

  (2)
  at least $            in cash plus    share of Class B common stock.

        Option holders will be provided with the same elections in connection with the cancellation of outstanding options.

        Holders failing to make elections will be treated as if they made the first of the two elections listed above. If you fail to validly make an election, you will be deemed to have made a cash and IDS election. The second election to receive cash and Class B common stock may be subject to proration, as only            shares of Class B common stock are generally available for distribution to stockholders.

        As described below, all holders are expected to receive IDSs even if they have not elected to do so. Certain of our stockholders who are affiliates of KKR or affiliates of Oaktree have indicated that it is their intention to elect the full number of shares of Class B common stock that is available. Therefore, if you make a cash and Class B election, then all shares of existing common stock for which stockholders elected to receive Class B common stock will receive a prorated amount of the available shares of Class B common stock, and your remaining shares of existing common stock will be converted into the right to receive one IDS per share.

        Option holders' elections will be taken into account in performing the above calculation.

        As a result of KKR's and Oaktree's intended cash and Class B elections, if you make a cash and IDS election, you should not receive any Class B common stock.

Transactions Related to the Recapitalization (page 78)

Our Existing Equity Investors

        KKR-KLC L.L.C., an affiliate of KKR, Oaktree, an affiliate of The TCW Group, Inc., some of our officers and employees and a number of other public holders (which own a small percentage of our shares) are the owners of all our outstanding common stock and stock options prior to recapitalization. In this proxy statement/prospectus, we refer to these existing owners of our common stock as the "existing equity investors." See "Principal Stockholders."

        The recapitalization and the public offering are parts of our overall plan to recapitalize and to refinance a portion of our existing debt. This recapitalization and refinancing will consist of the following transactions:

Concurrent Public Offerings

        We are currently engaged in a public offering of our IDSs and separate notes (not represented by IDSs), which we refer to together as the public offering in this document. We will use a portion of the proceeds of the public offering to make the cash payment to our existing equity investors in connection with the recapitalization. The price at which the IDSs will be initially offered to the public in the public offering, and the principal amount and interest rate of the notes, have not yet been determined, but will be determined at the pricing date of the public offering and will be the result of negotiations between KinderCare and the underwriters for the public offering. The cash amount and the number of shares of Class B common stock issued in the recapitalization will be determined at the pricing date of the public offering. We expect that the recapitalization will occur concurrently with the closing of the public offering; however, closing of the public offering is a condition to the recapitalization.

Revolving Credit Facility

        Concurrently with the closing of the recapitalization and the public offering, we will enter into an amendment to our existing senior secured credit facility with a syndicate of financial institutions. In this proxy statement/prospectus, we refer to this credit facility as the "revolving credit facility." Our existing revolving credit facility allows us to borrow up to $125.0 million until July 9, 2008 and is secured by first mortgages or deeds of trusts on 119 of our owned centers and certain other collateral. It includes borrowing capacity of up to $75.0 million for letters of credit and up to $10.0 million for selected short-term borrowings. See "Description of Certain Indebtedness—Revolving Credit Facility."

Tender Offer and Consent Solicitation

        Concurrently with the recapitalization and the public offering, we will commence a tender offer and consent solicitation with respect to all of our $179.4 million outstanding 9.5% senior subordinated notes due 2009 for an expected total consideration of $         million. The closing of the recapitalization and the public offering is conditioned upon the receipt of the tender and consent of at least a majority in aggregate principal amount of our outstanding senior subordinated notes due 2009. Holders of our senior subordinated notes due 2009 that provide consents are obligated to tender their notes in the offer, and holders of our senior subordinated notes due 2009 that tender their notes are obligated to provide consents. Upon obtaining the minimum required consents in the tender offer and consent solicitation, we will enter into a supplemental indenture with the trustee of the senior subordinated notes due 2009 that will eliminate all of the material restrictive covenants contained in the indenture governing the senior subordinated notes due 2009. The consummation of the tender offer and consent solicitation is conditioned upon the closing of the recapitalization and the public offering. We intend to redeem any senior subordinated notes due 2009 not tendered after the completion of the recapitalization and the public offering. We will use a portion of the net proceeds from the public offering to pay for the senior subordinated notes due 2009 accepted for purchase in the tender offer and consent solicitation or redeemed by us after the recapitalization and the public offering. See "Description of Certain Indebtedness—Senior Subordinated Notes."

CMBS Mortgage Loan

        In July 2003, one of our subsidiaries entered into a loan agreement with various lenders to refinance our existing borrowings, referred to as the CMBS loan. The loan is secured by mortgages or deeds of trust on 475 child care centers owned by our subsidiary borrower, with a net book value of $326.1 million at March 5, 2004. Because these mortgaged centers, referred to as the CMBS centers, are owned by our subsidiary borrower and subject to the CMBS loan, recourse to the CMBS centers by our creditors, including holders of notes, will be effectively subordinated to recourse by holders of the CMBS loan. The subsidiary borrower under the CMBS loan will not guarantee the notes. We will use a portion of the net proceeds from the recapitalization and the public offering to pre-fund some CMBS loan amortization and interest payments. See "Description of Certain Indebtedness—Mortgage Loan."

Escrow of IDSs (page 80)

        At the effective time of the merger, KinderCare will cause to be deposited with                        , for the benefit of the holders of the IDSs received as merger consideration, up to            IDSs to cover the underwriters' over-allotment option under the public offering or, alternatively, distributable to our existing equity investors. To the extent that the underwriters exercise their over-allotment option within the 30-day period, the purchased IDSs will be released from the escrow account to the underwriters pursuant to the escrow agreement, and the purchase price received by the Company from the underwriters will be kept in an escrow account, for the benefit of the holders of the IDSs received as merger consideration, until the end of the 30-day period. Upon termination of the escrow, any cash remaining in the escrow account after compensation of the escrow agent and any other obligations under the escrow agreement and any IDSs (without interest) remaining in the escrow account will be distributed to KinderCare stockholders in proportion to the number of their IDSs that were held in escrow as part of the merger consideration.

Announcement of Final Terms of the Recapitalization; Announcement Date (page 80)

        On the business day following the pricing date of the public offering, we will:

  •
  issue a press release setting forth certain information (described below) relating to the recapitalization; and

  •
  post this information on our website, www.kindercare.com.

        The press release and web posting described in the previous paragraph will include:

  •
  the amount of the cash proceeds to be received by us from the sale of the IDSs and separate notes if the public offering is completed;

  •
  a statement of the interest rate and any material terms of the notes sold as part of the IDSs and as the separate notes; and

  •
  a statement of the maximum number of shares of Class B common stock and the cash amount per share to be received by existing equity investors in the recapitalization.

        We call the date that we issue the press release the announcement date. On or promptly following the announcement date, we will also file with the SEC a post-effective amendment to our Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part to reflect the final pricing information of the public offering and the definitive terms of the recapitalization.

Our Corporate Information (page 121)

  KinderCare Learning Centers, Inc.
  650 N.E. Holladay Street, Suite 1400
  Portland, Oregon 97232
  (503) 872-1300

        We are a Delaware corporation organized on November 14, 1986. Our website addresses include kindercare.com, kindercareatwork.com, mulberrychildcare.com, kcdistancelearning.com, keystonehighschool.com, creditmakeup.com, iqacademies.com and go2iq.com. The information on our websites is not incorporated by reference in this proxy statement/prospectus.

KLC Merger Sub, Inc.

        KLC Merger Sub, Inc. is a newly formed Delaware corporation and a wholly owned subsidiary of KinderCare. It has no operations and was created only to facilitate the merger.

Material U.S. Federal Income Tax Considerations (page 62)

        In general, for U.S. federal income tax purposes, you will recognize gain (but not loss) if you exchange your existing common stock for a combination of (1) Class B common stock and cash, (2) IDSs and cash, or (3) Class B common stock, IDSs and cash, in an amount equal to the lesser of (A) the excess, if any, of the sum of the cash, the fair market value of the Class B common stock and the fair market value of the IDSs you receive in the recapitalization, as the case may be, over your tax basis in the existing common stock surrendered in the recapitalization, and (B) the cash and the fair market value of the notes underlying the IDSs that you receive, if any, in the recapitalization. However, the U.S. federal income tax consequences for a particular stockholder or option holder will depend upon such holder's particular facts and circumstances and, in certain cases, gain recognized by a stockholder pursuant to the recapitalization may be taxable as a dividend. In general, option holders will recognize ordinary income in an amount equal to the consideration paid to the holder at the time the option is cancelled. Because the tax consequences of the elections will depend upon your individual facts and circumstances, you should consult your tax advisors for a full understanding of the tax consequences to you of the recapitalization and the elections available to you. For a more detailed discussion of the material U.S. federal income tax considerations associated with the recapitalization, see "Special Factors—Material U.S. Federal Income Tax Considerations."

Appraisal Rights (page 83)

        Stockholders who make a written demand for appraisal before the vote on the recapitalization agreement at the special meeting, do not vote in favor of the adoption of the recapitalization agreement and who satisfy the other requirements under the Delaware General Corporation Law will have the right to receive, instead of the consideration paid in the recapitalization, payment for the fair value of their shares as of the effective date of the recapitalization, as determined by the Delaware Court of Chancery.

Per Share Market Price Information (page 88)

        Shares of our existing common stock are traded in the over-the-counter market and listed for quotation on the Over-the-Counter Bulletin Board, or OTC Bulletin Board, maintained by the Nasdaq Stock Market, Inc. and in the "pink sheets" under the symbol "KDCR." The last reported sale price of KinderCare common stock on April 20, 2004, the last full trading day before the public announcement of the recapitalization, was $9.40 per share.

        As of April 20, 2004, there were 19,721,646 shares of KinderCare common stock outstanding and employee stock options outstanding to purchase 2,787,212 shares of KinderCare common stock.

Interests of Certain Persons in the Recapitalization (page 59)

        KKR and Oaktree have indicated that it is their intention to make the cash and Class B elections with respect to their shares of common stock. In addition, our executive officers own employee stock options, which, assuming the recapitalization and the public offering result in a change of control, will fully vest immediately before the closing of the recapitalization and public offering. Outstanding options will be cancelled in exchange for merger consideration, and we will offer option holders the same elections as we are offering to you. As a result, KKR and Oaktree's ownership interests in KinderCare may not be reduced as significantly in the recapitalization relative to other stockholders and option holders, depending on the number of elections by other stockholders to receive a portion of the merger consideration in cash and IDSs. However, it should be noted that all stockholders and option holders will have the right to make cash and Class B elections.

Stock Option Plans (page 81)

        In connection with the recapitalization, assuming the recapitalization and the public offering result in a change of control, outstanding stock options held by employees will fully vest immediately prior to the recapitalization. Outstanding options will be canceled in exchange for merger consideration, less the exercise price.

Conditions to the Recapitalization (page 203)

        Before we can complete the recapitalization, we must satisfy a number of conditions. These conditions include, but are not limited to, the following:

  •
  the adoption of the recapitalization agreement and approval of our restated certificate of incorporation by KinderCare stockholders;

  •
  receipt of required consents from third parties;

  •
  the completion of the public offering; and

  •
  the absence of any legal prohibitions against the recapitalization.

        We will complete the recapitalization shortly after all of the conditions to the recapitalization have been satisfied or waived. We expect to complete the recapitalization on or shortly after                        , 2004, the date of the special meeting, to approve the recapitalization.

Termination and Amendment of the Recapitalization Agreement (page 204)

        The board of directors of KinderCare may terminate the recapitalization at any time before the closing of the recapitalization if it determines that it is appropriate to do so. To the fullest extent permitted by law, the board of directors of KinderCare and its wholly owned subsidiary, KLC Merger Sub, Inc., by mutual consent, may amend the recapitalization agreement at any time before the closing of the recapitalization.

Listing of IDSs, Class A Common Stock and Class B Common Stock (page 82)

        The IDSs to be issued in the recapitalization will be listed on                        under the ticker symbol "            ."

        We do not expect that the Class A common stock or the Class B common stock will trade on an exchange and we currently do not expect an active trading market for the Class A common stock or the Class B common stock to develop. However, we will use reasonable efforts to list the Class A common stock for separate trading on the                         if a sufficient number of shares of Class A common stock are held separately to meet the minimum distribution requirements for separate trading of the                        for at least 30 consecutive trading days.

        Because our existing common stock will be converted into Class A common stock and Class B common stock in the recapitalization and will no longer exist, our existing common stock will no longer be quoted on the OTC Bulletin Board.

Comparison of Rights of KinderCare Stockholders Before and After the Recapitalization (page 206)

        After the recapitalization, KinderCare stockholders who receive any Class B common stock for their existing KinderCare shares will continue to have rights similar to those they had as KinderCare stockholders before the recapitalization, except that:

  •
  holders of Class B common stock will be entitled to vote separately as a class on any amendment to our restated certificate of incorporation that would disproportionately and adversely affect the rights of such series of common stock;

  •
  dividends cannot be declared on the Class A common stock unless a corresponding proportionate dividend is declared on the Class B common stock;

  •
  after the second anniversary of the recapitalization and subject to certain conditions described in "Description of Capital Stock—Our New Class B Common Stock," each share of Class B common stock will be convertible, at the holder's option, into either one IDS or, if the IDSs have been automatically separated or are otherwise not outstanding prior to the time of such conversion, one share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS; and

  •
  at any time on and after the third anniversary of the recapitalization, we will have the option to force conversion of all of the then-outstanding shares of Class B common stock into IDSs on the same terms and subject to the same conditions as those for a conversion of the Class B common stock at your option described in the preceding bullet point.

        Because IDSs are securities comprised of both Class A common stock and notes, holders of IDSs will have rights related to both Class A common stock and notes. With respect to the Class A common stock represented by the IDSs, holders of IDSs will have rights similar to those of holders of existing common stock before the recapitalization, except that:

  •
  our board of directors cannot declare dividends on the Class A common stock represented by the IDSs unless at such time the corresponding proportionate dividend is declared on the Class B common stock; and

  •
  we expect that the IDSs will be listed on                        .

        In addition to having the rights of a holder of Class A common stock, a holder of IDSs will also have the rights of a holder of notes represented by the IDSs, which entitles the holder to, among other things:

  •
  cash interest payments on the notes represented by the IDSs payable quarterly in arrears, subject to interest deferral;

  •
  a cash payment of the principal amount of the notes represented by the IDSs on                        , 2014, the maturity date of the notes, subject to extension of maturity;

  •
  a cash payment of 101% of the principal amount of the notes represented by the IDSs upon a change of control of KinderCare; and

  •
  an option to separate the IDSs into the shares of Class A common stock and notes represented thereby at any time after the earlier of 45 days from the closing of the recapitalization or the occurrence of a change of control, and the ability to recombine such shares of Class A common stock and notes.

Our Capital Structure

        The following chart reflects our capital structure immediately after the recapitalization:

Risk Factors (page 34)

        You should carefully consider the information under the heading "Risk Factors" and all other information in this proxy statement/prospectus.

Financing the Recapitalization (page 61)

        The total amount of cash used to complete the recapitalization, including to pay related fees and expenses, is estimated to be approximately $                   million. We intend to obtain such funds from a portion of the proceeds of the public offering and from cash on hand.

The Special Meeting (page 51)

        The special meeting of KinderCare's stockholders is scheduled to be held at                        , on                        , 2004 at             a.m., local time. At the special meeting, you will be asked to:

1.
adopt the Recapitalization Agreement and Plan of Merger, dated                , 2004, between KinderCare Learning Centers, Inc. and KLC Merger Sub, Inc., a wholly owned subsidiary of KinderCare Learning Centers, Inc.;

2.
approve KinderCare's restated certificate of incorporation, which includes the following amendments:

•
increasing the number of authorized shares of common stock, $0.01 par value per share, from                        to                         , which will be divided into the following series:                        will be shares of our existing common stock,                         will be shares of Class A common stock with one vote per share,                         will be shares of Class B common stock with one vote per share and                        will be shares of Class C common stock with one vote per share;

•
providing that shares of Class A common stock and Class B common stock vote together as a single class on all matters presented to the stockholders for a vote, except as required by law, and except that Class A common stock and Class B common stock will be entitled to vote separately on any amendment to our restated certificate of incorporation that would disproportionately and adversely affect the rights of such series of common stock;

•
providing that the dividend rate on each share of Class B common stock will equal            multiplied by the dividend rate on each share of Class A common stock and that dividends cannot be declared on the Class A common stock unless a corresponding proportionate dividend is declared on the Class B common stock;

•
providing that, after the second anniversary of the recapitalization and subject to certain conditions described in our restated certificate of incorporation, each share of Class B common stock will be convertible, at the holder's option, into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding prior to the time of such conversion,            share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS at the time of the public offering; and

•
providing that at any time on and after the third anniversary of the recapitalization, KinderCare will have the option to force conversion of all of the then-outstanding shares of Class B common stock into IDSs on the terms and subject to the conditions described in our restated certificate of incorporation; and

3.
vote on any other matter as may properly come before the special meeting.

        As of the date of this proxy statement/prospectus, our board of directors is not aware of any other matters to be brought before the special meeting.

        Proposals 1 and 2, both of which relate to the recapitalization, are separate matters to be voted upon by KinderCare stockholders but are expressly conditioned upon the approval of the other proposal (but not proposal 3). This means that BOTH of these proposals must be adopted or approved, as applicable, by KinderCare stockholders in order for KinderCare to obtain the requisite stockholder approval of the recapitalization. The transactions described in this document will not be completed, even if all of the other conditions are satisfied or waived, if the requisite stockholder approval of these two proposals is not received.

Record Date for Voting (page 52)

        You can vote at the special meeting if you owned shares of our existing common stock at the close of business on                        , 2004, the record date.

Vote Required (page 52)

        Adoption of the recapitalization agreement and approval of our restated certificate of incorporation each requires the affirmative vote of the holders of a majority of the outstanding shares of KinderCare's existing common stock.

        KinderCare's directors and executive officers and their affiliates have indicated that they intend to vote the shares they hold and the shares over which they exercise voting control, for the recapitalization proposals. As of April 20, 2004, these directors, executive officers and affiliates were entitled to vote, or exercised voting power over shares entitled to vote, approximately 17,967,810 shares of existing common stock, or approximately 91.1% of the outstanding shares of existing common stock. Assuming that these directors, executive officers and affiliates continue to own a majority of the issued and outstanding shares of existing common stock on the record date for the special meeting, the requisite vote of the holders of shares of existing common stock to adopt the recapitalization agreement and approve our restated certificate of incorporation would be assured.

General Information About this Proxy Statement/Prospectus

        We utilize a financial reporting schedule comprised of 13 four-week periods and our fiscal year ends on the Friday closest to May 31. References to years in this proxy statement/prospectus as they relate to our financial, operating and other information refer to our fiscal years unless otherwise noted. The information presented refers to the 52 weeks ended June 1, 2001 as "fiscal year 2001," the 52 weeks ended May 31, 2002 as "fiscal year 2002" and the 52 weeks ended May 30, 2003 as "fiscal year 2003." Our first fiscal quarter is comprised of 16 weeks, while the remaining quarters are each comprised of 12 weeks.

        We have restated amounts previously reported to reflect the results of operations for the 60 centers closed since the end of fiscal year 2002 through March 5, 2004 as discontinued operations.

        Throughout this document, unless otherwise noted, we have assumed no exercise of the underwriters' over-allotment option to purchase additional IDSs.

        Unless the context otherwise requires, references in this proxy statement/prospectus to the "notes" refer collectively to the notes represented by IDSs and the notes sold separately, and references to the "public offering" refer collectively to the concurrent public offering of IDSs, including the shares of Class A common stock and notes represented by such IDSs, and $             million aggregate principal amount of notes offered separately (not represented by IDSs).

Our Company

Overview

        KinderCare is the nation's leading for-profit provider of early childhood education and care services based on number of centers and licensed capacity. We provide services to infants and children up to 12 years of age, with a majority of the children from the ages of six weeks to five years old. At March 5, 2004, licensed capacity at our centers was approximately 166,000, and we served approximately 126,000 children and their families at 1,245 child care centers. We distinguish ourselves by providing high quality educational programs, a professional and well-trained staff and clean, safe and attractive facilities. We focus on the development of the whole child: physically, socially, emotionally, cognitively and linguistically. In addition to our primary business of center-based child care, we also own and operate a distance learning company serving teenagers and young adults through our subsidiary, KC Distance Learning, Inc.

        Education is core to our mission. We have developed a series of educational programs, including five separate proprietary age-specific curricula, tailored for (1) infants and toddlers, (2) two-year olds, (3) preschool, (4) kindergarten and (5) school ages between six and 12. We also offer tutorial programs in the areas of literacy, reading, foreign languages and mathematics. In furtherance of our focus on quality educational programming, we pursue accreditation by various accrediting bodies that have been approved by states as meeting quality improvement initiatives.

        At March 5, 2004, we operated 1,245 centers across 39 states, 1,176 of which were branded with the KinderCare name and 69 of which were branded with the Mulberry name. We operate two types of centers: community centers and employer-sponsored centers. The vast majority of our centers are community centers which are designed to meet the general needs of families within a given area. Our employer-sponsored centers partner with companies to provide on-site or near-site education and child care for their employees. All of our centers are open year round. Tuition is generally collected on a weekly basis, in advance, and tuition rates vary for children of different ages and by location.

Industry

        The early childhood education and care services industry offers attractive opportunities to for-profit providers. According to an industry analysis by Marketdata Enterprises, the U.S. child care industry generated an estimated $40 billion in 2000 and is estimated to generate approximately $60 billion in 2005. This growth has been driven by a number of factors, including the number of mothers in the workplace, increases in the population of children under the age of five, an expanding awareness of the importance of early childhood development, a shift toward center-based care, availability of federal and state government support of child care service providers and employer-sponsored child care services.

Our Business Strengths

        Our objective is to continue to build on our position as the nation's leading for-profit provider of quality early childhood education and care services by further enhancing our competitive operating strengths, which include the following:

        Leading Market Position.    We are the nation's leading for-profit provider of early childhood education and care services in the highly fragmented child care industry. Our current licensed capacity represented more than 25% of the aggregate licensed capacity of the top 40 for-profit child care service providers at January 1, 2004. Our position as the industry leader with a large, nationwide customer base gives us both the ability to spread the costs of programs and services, such as curriculum development, training programs and other management processes, over a large number of centers and a valuable distribution network for new products and services.

        Strong Brand Identity and Reputation.    With more than 30 years of experience in the industry, we believe that we enjoy strong brand recognition and a reputation for quality. Established in 1969, our KinderCare brand provides a valuable asset in an industry where personal trust and parent referrals play an important role in retaining existing customers and attracting new customers.

        High Quality Educational Programs.    We have developed high quality proprietary curricula targeted to children in each of the various age and development levels we serve. We also pursue accreditation of our centers by various accrediting bodies, including the National Association for the Education of Young Children, referred to as NAEYC. Accreditation strengthens the quality of our centers. In certain states, these quality initiatives are tied to financial incentives such as higher child care assistance reimbursement rates and property tax incentives. At March 5, 2004, we had 483 centers accredited by NAEYC and approximately 360 centers actively pursuing NAEYC accreditation.

        Stable and Predictable Financial Model.    We believe KinderCare benefits from an attractive financial model with stable revenues, cash flows and margins. Our net revenues from child care centers increased from approximately $610.7 million during fiscal year 1999 to $838.6 million during fiscal year 2003. Our EBITDA increased from $101.0 million to $123.4 million during the same period, despite the effect of an increase in rent expense from $27.8 million to $51.8 million for the same period as a result of our previous synthetic lease facility, leased center acquisitions and our sale-leaseback program. Our net cash flows provided by operating activities have shown moderate growth, with an increase from $61.8 million for fiscal year 1999 to $78.4 million for fiscal year 2003.

        Over the past several years, we have pursued a strategy of increasing our net revenues through enhanced center yield management. We have done so by balancing an increase in tuition rates against the gradual decline in occupancy at our centers and by expanding our fee-based service offerings. Our average weekly tuition rate increased from $113.45 to $144.45 from fiscal year 1999 to fiscal year 2003 accompanied by a decline in our occupancy rate from 69.9% to 63.3% during the same period. In fiscal years 2001, 2002 and 2003, comparable center net revenues grew 3.1%, 1.1% and 1.4%, respectively.

        During the fourth quarter of fiscal year 2002, we embarked on a program of selling centers to individual real estate investors and concurrently signing long term leases to continue operating the centers. Historically, we believe this has been an efficient way to finance growth and reduce leverage. Assuming the market for such transactions remains favorable, we expect this effort to continue with our remaining owned centers and our new centers as we develop them. We will continue using the proceeds of these sales to fund our growth by developing and opening new centers. In addition to developing new centers, we routinely analyze the profitability of our existing centers. If a center is identified as underperforming, we will evaluate the center for closure to minimize the resulting financial liability.

        Ability to Attract and Retain a Qualified Workforce.    We believe our ability to provide attractive employee benefits and recognition programs gives us a competitive advantage in attracting and retaining a high quality workforce, which is an important factor in the successful operation of our centers.

        Experienced Management Team.    The top six members of our senior management average approximately eight years of experience with us. In addition, our six region vice presidents and 81 area managers average over nine years with us. Our senior management has introduced and overseen quality initiatives such as NAEYC accreditation and improved training programs, developed systems to allow focus on labor productivity and expense control and built 213 new centers, acquired 89 centers and closed 201 underperforming centers.

Growth Opportunities

        We are pursuing the following growth opportunities:

        Increase Existing Center Revenue.    We have ongoing initiatives to increase center revenue by:

  •
  Sharing best practices—Center directors are incentivized to share best practices;

  •
  Providing incentives for center directors—Bonus programs reward center directors for enrollment growth and overall operating profit performance;

  •
  Using targeted marketing—Targeted marketing programs include a referral program under which parents receive tuition credits for every new customer enrollment referral and a variety of direct mail solicitation, telephone directory and internet yellow pages listings and local advertising vehicles. We also periodically hold open house events and have established parent forums to involve parents in center activities and events;

  •
  Maintaining competitive tuition pricing—In coordination with center directors, we carefully manage occupancy and tuition rates at the classroom level to maximize net revenue yield from each of our centers;

  •
  Increasing the number and availability of supplemental fee programs—We offer tutorial programs in the areas of literacy, reading, foreign languages and mathematics in the majority of our centers for a supplemental fee and are exploring additional supplemental fee programs; and

  •
  Continuing to operate clean, safe and attractive facilities—We continue to maintain and upgrade our facilities on a regularly scheduled basis to enhance their curb appeal.

        Continue to Open Centers.    Many attractive markets across the United States offer opportunities to locate new community and employer-sponsored centers. We plan to expand by opening 15 to 30 new, higher capacity centers per year in locations where we believe the market for center-based child care will support tuition rates higher than our current average rates. We opened 28 new centers during fiscal year 2003 and expect to open 17 new centers during fiscal year 2004. We believe we have multiple sources of funding available to fund new center openings, including our sale-leaseback program, our revolving credit facility and cash flows from operations. Our new centers typically produce positive EBITDA in their first full year of operation and positive net income by the end of their second full year of operation.

        Pursue Strategic Acquisitions.    We plan to continue making selective acquisitions of existing high quality centers. Our strong market position enhances the opportunities to capitalize on consolidation of the highly fragmented early childhood education and care services industry. In addition to making center acquisitions, we plan to continue evaluating investment and acquisition opportunities for companies in the education industry that offer educational content and services to children, teenagers and adults.

        Increase Profitability Through Operational Efficiencies.    We have developed a culture dedicated to operational efficiencies. We focus on center-level economics, which hold each center director accountable for profitability. Strong controls have helped us contain costs and leverage our overhead over our large, nationwide center base.

        Expand Our Distance Learning Operations.    Our subsidiary, KC Distance Learning, Inc., is based in Bloomsburg, Pennsylvania and operates three business units: Keystone National High School, Learning and Evaluation Center and IQ Academies. We plan to expand our distance learning operations by offering these services in additional states and increasing sales of these services.

        Establish Strategic Relationships.    Through our strategic partnerships, we offer our customers proprietary conveniences and discounts, including access to various educational products and toys. Our large, nationwide base of centers with its associated customer base gives our strategic partners access to a valuable distribution network for such products and services.

Summary of Our New Common Stock

	Class A Common Stock (Represented by the IDSs)	Class B Common Stock
Shares outstanding following the recapitalization	shares.	shares.
Voting rights
Each outstanding share will carry one vote per share and holders of Class A common stock will vote together with the Class B common stock as a single class, except as required by law and except that such holders of Class A common stock will vote separately as a class on any amendment to our restated certificate of incorporation that would disproportionately and adversely affect the rights of Class A common stock.
Each outstanding share will carry one vote per share and holders of Class B common stock will vote together with the Class A common stock as a single class, except as required by law and except that such holders of Class B common stock will vote separately as a class on any amendment to our restated certificate of incorporation that would disproportionately and adversely affect the rights of Class B common stock.
Dividends	You will receive quarterly dividends if and to the extent dividends are declared by our	Same as the Class A common stock, except that:
	board of directors and permitted by applicable law and the terms of our then-outstanding indebtedness. Specifically, the notes indenture and our revolving credit facility both restrict our ability to	• subject to applicable law and the terms of our then-outstanding indebtedness, initial annual dividends will be approximately $ per share of our Class B common stock; and
	declare and pay dividends on our common stock as described in detail under "Dividend Policies." Upon the closing of the recapitalization, our board of directors is expected to adopt a dividend policy which contemplates that, subject to applicable law and the terms of our then-outstanding indebtedness, initial annual dividends will be approximately $ per share of our Class A common stock. However, our board of directors may, in its discretion, modify or	• the dividend rate on each share of Class B common stock will equal multiplied by the dividend rate on each share of Class A common stock.

repeal this dividend policy. We cannot assure you that we will pay dividends at this level in the future or at all. We cannot declare dividends on our Class A common stock unless at such time a corresponding proportionate dividend is declared on our Class B common stock.
Dividend payment dates	If declared, dividends will be paid quarterly on the day of each , , and to holders of record on the day or the immediately preceding business day of such month.	Same as the Class A common stock.
Listing	We do not anticipate that our Class A common stock will trade separately on an exchange, and we currently do not expect an active trading market for our common stock to develop.	We do not anticipate that our Class B common stock will trade on an exchange, and we currently do not expect an active trading market for our common stock to develop.

However, we will use reasonable efforts to list our Class A common stock for separate trading on the if a sufficient number of shares of our Class A common stock are held separately to meet the minimum distribution requirements for separate trading on the for at least 30 consecutive trading days.
Our Class B common stock will be freely transferable without restriction or further registration under the Securities Act, unless purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.

Our Class A common stock will be freely transferable without restriction or further registration under the Securities Act, unless purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.

Optional Conversion	No optional conversion.
After the second anniversary of the recapitalization and subject to certain conditions described under "Description of Capital Stock—Our New Class B Common Stock," each share of Class B common stock will be convertible, at the option of the holder, into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding prior to the time of such conversion, one share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS. The conversion ratio of each share of Class B common stock into an IDS (or Class A common stock and notes) will be protected against dilution to the extent that the ratio of Class A common stock to principal amount of notes represented by an IDS changes in the event of a stock split, recombination or reclassification of the Class A common stock.

We will only be required to effect conversions of the Class B common stock at intervals of six months beginning with the second anniversary of the date of the recapitalization, unless a majority of the holders of the Class B common stock request a conversion with respect to a majority of their shares of Class B common stock.
Mandatory Conversion	No mandatory conversion.
At any time on and after the third anniversary of the recapitalization, KinderCare has the option to force conversion of all of the then-outstanding shares of Class B common stock into IDSs on the same terms as those described above under "Optional Conversion."
Class Restrictions	Shares of Class A common stock may be combined with notes to form IDSs.	Shares of Class B common stock may not be combined with any other securities to form IDSs.

Summary of Notes Represented by the IDSs

Issuer	KinderCare Learning Centers, Inc.
Notes	• $ million aggregate principal amount of % senior subordinated notes represented by IDSs; and
• $ million aggregate principal amount of % senior subordinated notes sold separately (not represented by IDSs).
• Assuming the exchange of all of our Class B common stock for IDSs pursuant to their terms. $ million aggregate principal amount of notes would be outstanding.
• Each note will have a principal amount of $ .
Interest rate	% per year.
Interest payment dates	Interest will be paid quarterly in arrears on the day of each , , and , commencing , 2004 to holders of record on the day or the immediately preceding business day of such month.
Interest deferral
Prior to , 2009, we may, subject to certain restrictions, defer interest payments on our notes on one or more occasions for up to an aggregate period of eight (8) quarters. In addition, after , 2009 but before 2014, we may, subject to certain restrictions, defer interest payments on our notes on two occasions for up to three (3) quarters. If the maturity of the notes is extended, we may defer interest during each extension period in the same manner as during the period from , 2009, through , 2014.

During any interest deferral period and so long as any deferred interest or interest on deferred interest remains outstanding, we will not be permitted to make any payment of dividends on the common stock.
For a detailed description of interest deferral provisions of the indenture, see "Description of Notes—Terms of the Notes—Interest Deferral."

In the event that interest payments on the notes are deferred, you would be required to include accrued interest in your income for U.S. federal income tax purposes even if you do not receive any cash interest payments.

Maturity date	The notes will mature on , 2014. We may extend the maturity of our notes for two additional successive five-year terms if the following conditions are satisfied:
•
during the twelve-month period ending on the last day of the fiscal quarter ending at least 45 days before the then-current maturity date, our ratio of net debt to EBITDA under the indenture is less than to ;
• no event of default, including certain events of bankruptcy, insolvency or reorganization of us or our subsidiaries, under the indenture has occurred and is continuing; and
• no event of default has occurred and is continuing with respect to any of our other outstanding indebtedness or could occur as a result of the extension.
Optional redemption
We may not redeem the notes at our option prior to , 2009. After , 2009, we may redeem for cash all or part of the notes upon not less than 30 or more than 60 days' notice by mail to the holders of notes, as described in the indenture. If we redeem any notes, there will be an automatic separation of IDSs.
Change of control
Upon the occurrence of a change of control, as defined under "Description of Notes—Repurchase at the Option of Holders—Change of Control," each holder of notes will have the right to require us to repurchase that holder's notes at a price equal to 101% of the principal amount of the notes being repurchased, plus any accrued but unpaid interest to but not including the repurchase date. In order to exercise that right, a holder of IDSs must separate its IDSs into the shares of Class A common stock and notes represented thereby and hold the notes separately.
Guarantees of notes
The notes will be fully and unconditionally guaranteed, on an unsecured senior subordinated basis, by certain of our direct and indirect wholly owned domestic subsidiaries. The notes will not be guaranteed by our subsidiaries which are the borrower and operator of the CMBS centers under the CMBS loan and our foreign subsidiaries. The guarantees will be subordinated to the guarantees issued by the subsidiary guarantors under the credit facility.

Subsequent issuances may affect tax treatment

The indenture governing the notes will provide that in the event we issue additional notes with a new CUSIP number having terms that are otherwise identical to the notes (except for the issuance date) in connection with the issuance by us of additional IDSs, each holder of IDSs or separately held notes, as the case may be, agrees that a portion of such holder's notes, whether held as part of IDSs or separately, will be exchanged for a portion of the notes acquired by the holders of such subsequently issued notes, and the records of any record holders of notes will be revised to reflect such exchanges. Consequently, following each such subsequent issuance and exchange, each holder of IDSs or separately held notes, as the case may be, will own notes of each separate issuance in the same proportion as each other holder. However, the aggregate principal amount of notes owned by each holder will not change as a result of such subsequent issuance and exchange. Any subsequent issuance of notes by us may affect the tax treatment of the IDSs and notes. See "Special Factors—Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Notes—Additional Issuances."
Ranking of notes and guarantees
The notes will be our and any guarantor's unsecured senior subordinated indebtedness, will be subordinated in right of payment to all our and any guarantor's existing and future senior indebtedness, and will rank pari passu in right of payment with all our and any guarantor's existing and future pari passu indebtedness and trade payables. The notes will also be effectively subordinated to any of our and any guarantor's secured indebtedness to the extent of the value of the assets securing the indebtedness.

The indenture governing the notes will permit us and our guarantors to incur additional indebtedness, including senior indebtedness, subject to specified limitations. On a pro forma basis at March 5, 2004:
•
we would have had $ million aggregate principal amount of senior secured indebtedness outstanding under the revolving credit facility plus approximately $ million of letters of credit, which would have been guaranteed on a senior secured basis by the guarantors of the notes;

	•	we would have had $ million of pari passu indebtedness outstanding, including trade payables; and
•
the non-guarantor subsidiaries, including the CMBS subsidiaries, would have had total liabilities, excluding liabilities owed to us, of $ million and the total assets of these subsidiaries would have accounted for % of our assets.
Restrictive covenants	The indenture governing the notes will contain covenants with respect to us and our restricted subsidiaries that will restrict:
	•	the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;
	•	the payment of dividends on, and redemption of, capital stock;
	•	a number of other payments, including investments;
	•	specified sales of assets;
	•	specified transactions with affiliates;
	•	the creation of liens; and
	•	consolidations, mergers and transfers of all or substantially all of our assets.
Listing	We do not anticipate that our notes will be separately listed on any exchange.

Summary Historical Consolidated Financial Information

        The following table sets forth our summary consolidated financial information derived from our audited consolidated financial statements for each of our fiscal years in the three-year period ended May 30, 2003. The following table also sets forth our summary historical financial information derived from our unaudited consolidated financial statements for the forty weeks ended March 7, 2003 and March 5, 2004, which are also included in this proxy statement/prospectus.

        The information in the table below is only a summary and should be read in conjunction with our audited consolidated financial statements for fiscal years 2001, 2002 and 2003 and the related notes, our unaudited consolidated financial statements for the forty weeks ended March 7, 2003 and March 5, 2004 and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all as included elsewhere in this proxy statement/prospectus. The figures for interim periods shown below are not necessarily indicative of results for the applicable full fiscal year.

	Fiscal Year Ended						Forty Weeks Ended
	June 1, 2001		May 31, 2002		May 30, 2003		March 7, 2003		March 5, 2004
	(in thousands, except per share data, child care center data and ratios)
Statement of Operations Data:
Revenues, net	$721,076		$806,746		$838,584		$635,097		$649,105
Operating income	74,514		74,163		72,414		49,798		49,192
Interest expense, net (a)	(48,233)		(43,512)		(40,612)		(31,576)		(36,060)
Loss on minority investment (b)	—		(2,265)		(6,700)		—		—
Net income	15,671		16,543		13,415		10,055		6,389
Per Share Data (c):
Basic net income per share	0.82		0.83		0.68		0.51		0.32
Diluted net income per share	0.81		0.82		0.67		0.51		0.32
Other Financial Data:
Depreciation and amortization	45,315		57,533		57,284		42,997		46,153
Capital expenditures (d)	94,269		95,843		83,114		69,731		41,345
Net cash provided by operating activities	69,671		87,466		78,359		48,461		59,220
EBITDA (e)	120,807		130,155		123,386		93,212		94,634
Rent	37,296		46,910		51,770		39,514		41,709
Ratio of earnings to fixed charges (f)	1.42	x	1.45	x	1.42	x	1.39	x	1.25	x
Comparable center net revenue growth (g)	3.1%		1.1%		1.4%		1.3%		0.0%
Child Care Center Data:
Number of centers at end of period	1,242		1,264		1,264		1,264		1,245
Center licensed capacity at end of period	162,000		166,000		167,000		167,000		166,000
Average weekly tuition rate (h)	$129.34		$137.72		$144.45		$143.85		$152.04
Occupancy (i)	68.3%		65.6%		63.3%		62.5%		59.3%

		March 5, 2004
	May 30, 2003	Actual	Pro Forma As Adjusted
	(in thousands)
Balance sheet data:
Property and equipment, net	$660,939	$716,887
Total assets	811,093	905,590
Total long-term obligations, including current portion	470,976	532,403
Stockholders' equity	135,159	142,179

(a)
Interest expense, net was comprised of the following, in thousands:

	Fiscal Year Ended			Forty Weeks Ended
	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
Interest income	$582	$560	$420	$215	$712
Interest expense	(48,815)	(44,072)	(41,032)	(31,791)	(31,563)
Loss on the early extinguishment of debt	—	—	—	—	(5,209)

	$(48,233)	$(43,512)	$(40,612)	$(31,576)	$(36,060)

(b)
Investments, wherein we do not exert significant influence or own over 20% of the investee's stock, are accounted for under the cost method. During fiscal years 2002 and 2003, we wrote down a minority investment by $2.3 million and $6.7 million, respectively.

(c)
The per share amounts have been adjusted to reflect the 2-for-1 stock split, which was effective August 19, 2002.

(d)
Capital expenditures included the following, in thousands:

	Fiscal Years Ended			Forty Weeks Ended
	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
New center development	$44,254	$63,990	$50,651	$44,274	$21,379
Maintenance capital expenditures	50,015	31,853	32,463	25,457	19,966

	$94,269	$95,843	$83,114	$69,731	$41,345

(e)
EBITDA was calculated as follows, in thousands:

	Fiscal Year Ended			Forty Weeks Ended
	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
Net income	$15,671	$16,543	$13,415	$10,055	$6,389
Interest expense, net	48,233	43,512	40,612	31,576	36,060
Income tax expense	10,095	11,213	9,940	7,215	5,605
Depreciation and amortization	45,315	57,533	57,284	42,997	46,153
Discontinued operations:
Interest expense	5	6	1	1	—
Income taxes	171	(412)	(1,145)	(623)	(848)
Depreciation	1,317	1,760	3,279	1,991	1,275

EBITDA	$120,807	$130,155	$123,386	$93,212	$94,634

    EBITDA is a non-GAAP financial measure of our liquidity. We believe EBITDA is a useful tool for certain investors and creditors for measuring our ability to meet debt service requirements. Additionally, management uses EBITDA for purposes of reviewing our results of operations on a more comparable basis. EBITDA does not represent cash flow from operations as defined by accounting principles generally accepted in the United States of America, which we refer to as "GAAP," is not necessarily indicative of cash available to fund all cash flow needs and should not be considered an alternative to net income under GAAP for purposes of evaluating our results of operations. A reconciliation of EBITDA to net cash provided by operating activities was as follows, in thousands:

	Fiscal Year Ended			Forty Weeks Ended
	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
Net cash provided by operating activities	$69,671	$87,466	$78,359	$48,461	$59,220
Income tax expense	10,095	11,213	9,940	7,215	5,605
Deferred income taxes	116	(6,431)	10,968	(5,624)	9,103
Interest expense, net	48,233	43,512	40,612	31,576	36,060
Effect of discontinued operations on interest and taxes	176	(406)	(1,144)	(622)	(848)
Change in operating assets and liabilities	(6,997)	(4,769)	(16,332)	12,052	(16,937)
Other non-cash items	(486)	(429)	983	154	2,431

EBITDA	$120,807	$130,155	$123,386	$93,212	$94,634

(f)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, discontinued operations and a cumulative effect of a change in accounting principle, plus fixed charges. Fixed charges consist of interest expense, including capitalized interest, on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases representing that portion of rental expense that we deemed to be attributable to interest.

(g)
Comparable center net revenues include those centers that have been open and operated by us at least one year. Therefore, a center is considered comparable during the first four-week period it has prior year net revenues. Non-comparable center net revenues include those generated from centers that have been closed and our revenues from distance learning services. The fiscal year ended June 2, 2000 included 53 weeks of operations. If fiscal year 2000 were adjusted to a 52 week basis, the comparable center net revenue growth would have been 5.2% in fiscal year 2001.

(h)
We calculate the average weekly tuition rate as the actual tuition charged, net of discounts, for a specified time period, divided by "full-time equivalent," or FTE, attendance for the related time period. FTE attendance is not a strict head count. Rather, the methodology determines an approximate number of full-time children based on weighted averages. For example, an enrolled full-time child equates to one FTE, while a part-time child enrolled for five half-days equates to 0.5 FTE. The FTE measurement of center capacity utilization does not necessarily reflect the actual number of full- and part-time children enrolled.

(i)
Occupancy is a measure of the utilization of center capacity. We calculate occupancy as FTE attendance divided by the sum of the centers' licensed capacity during the related period.

RISK FACTORS

        You should consider the following matters in deciding whether to vote in favor of the recapitalization proposals. You should also consider the other information included in this document.

Risks Related to the Recapitalization

Completion of the recapitalization is contingent upon the closing of the public offering on terms and conditions acceptable to our board of directors and may not occur.

        The recapitalization is conditioned on the closing of the public offering. The price at which the IDSs will be offered to the public as well as the terms and conditions of the notes has not yet been determined but will be the result of negotiations between us and the underwriters in the public offering. We cannot assure you that the public offering will close on terms and conditions acceptable to our board of directors.

The trading price of any IDSs that you will receive in the recapitalization, and the price of the existing common stock immediately before the closing, may each be different from the price when you made your elections.

        The market value of the IDSs issued in the recapitalization may be different from the market price of a share of existing common stock at the time we first announced the recapitalization and before the completion of the recapitalization. Also, the trading price of any IDSs to be received by you may, at the time of closing and at the time new shares are credited to your account, be greater or less than the value of the IDSs at the completion of the recapitalization.

You will not receive as many shares of Class B common stock as you have elected.

        Stockholders and option holders electing to receive cash and Class B common stock in the recapitalization will not receive as many shares of Class B common stock as they elected to receive, because such elections are limited by the fact that only            shares of Class B common stock are available for distribution. Our largest stockholders, KKR and Oaktree, have stated that they intend to make cash and Class B elections to receive the full number of shares of Class B common stock that is available. Therefore, if you make a cash and Class B election, then all shares of existing common stock for which stockholders and option holders elected to receive Class B common stock will receive a prorated amount of the available shares of Class B common stock, and your remaining shares of existing common stock will be converted into the right to receive one IDS per share.

The recapitalization may not benefit KinderCare or our stockholders.

        The Class A common stock and the Class B common stock have no public market history and only a limited amount will be issued, which may result in limited liquidity. IDSs are a relatively new form of security for which market demand is uncertain. In addition, factors unrelated to our stock or our business, such as the general perception of the recapitalization by the investment community, may cause a decrease in the value of the Class B common stock and IDSs and impair their liquidity and marketability. Furthermore, securities markets worldwide have recently experienced significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, including increases in interest rates, could cause a reduction in the market price and liquidity of the Class B common stock and IDSs following the recapitalization, particularly if the recapitalization is not viewed favorably by the investment community.

The increased complexity in KinderCare's capital structure, or confusion in the marketplace about the recapitalization, could materially adversely affect the market price of KinderCare securities.

        The increased complexity in KinderCare's capital structure, and the potential difficulties investors may have in understanding the recapitalization and our new capital structure, may materially adversely affect the market price of our securities. In addition, confusion in the marketplace about what an IDS is and what it is intended to represent, or investors' reluctance to invest in IDSs, could materially adversely affect the market price of KinderCare securities.

After the recapitalization, our substantial indebtedness could adversely affect our financial health and restrict our ability to pay interest and principal on the notes and to pay dividends with respect to shares of our Class A common stock represented by the IDSs and our Class B common stock and impact our financing options and liquidity position.

        At March 5, 2004, we had $517.1 million of consolidated indebtedness and $142.2 million of consolidated stockholders' equity, and on a pro forma basis after giving effect to the offering and the use of proceeds described in this proxy statement/prospectus, we would have had $                  million of consolidated indebtedness and $                  million of consolidated stockholders equity. Our indebtedness after the offering will consist primarily of the CMBS loan, borrowings under our revolving credit facility and our notes. We may incur additional indebtedness in the future, subject to the limitations contained in the instruments governing our indebtedness. Accordingly, we will continue to have significant debt service obligations in the future. In addition, we may enter into additional debt agreements or other financing arrangements in the future that could impose additional financial and operational restrictions upon us.

        Our ability to make distributions, pay dividends or make other payments will be subject to applicable law and contractual restrictions contained in the instruments governing any indebtedness of ours and our subsidiaries, including our revolving credit facility. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of the IDSs, including:

  •
  our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions may be limited;

  •
  we may not be able to refinance our indebtedness on terms acceptable to us or at all;

  •
  a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on our common stock; and

  •
  we may be more vulnerable to economic downturns or changes in interest rates and be limited in our ability to withstand competitive pressures.

        Although our revolving credit facility contains covenants that will restrict our ability to incur debt as described under "Description of Certain Indebtedness—Revolving Credit Facility," the indenture governing the notes allows us to issue an unlimited amount of notes so long as we issue additional shares of common stock in the appropriate proportionate amounts to represent additional IDSs.

        A failure to comply with the obligations contained in our borrowing agreements could result in an event of default under our borrowing agreements, which could result in acceleration of the debt related to the particular borrowing agreement, as well as the debt under other borrowing instruments that contain cross-acceleration or cross-default provisions.

        If we are unable to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. Such refinancing might not be possible, and such sales of assets or additional financing might not be achieved, which could lead to a bankruptcy proceeding.

Risks Relating to the IDSs, the Shares of Class A Common Stock, the Shares of Class B Common Stock and the Notes

Holders of our notes will be structurally subordinated to the debt of our non-guarantor subsidiaries, including the CMBS loan borrower, which owns the CMBS centers.

        In July 2003, one of our subsidiaries entered into a $300.0 million loan agreement with various lenders to refinance our existing borrowings, referred to as the CMBS loan. The balance outstanding at March 5, 2004 was $298.1 million. The loan is secured by mortgages or deeds of trust on 475 of our child care centers that are owned by that subsidiary borrower, referred to as the CMBS centers, as well as by certain cash collateral reserve accounts.

        Certain of our subsidiaries, including the CMBS loan borrower, will not be guarantors of our notes. As a result, no payments are required to be made to us from the assets of these subsidiaries. In the event of bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness, including their trade creditors and the lenders of the CMBS loan, would generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us for payment to you. As a result, our notes are effectively subordinated to the indebtedness of the non-guarantor subsidiaries.

        At March 5, 2004, our non-guarantor subsidiaries had total assets of $411.6 million and total liabilities, excluding liabilities owed to us, of $316.1 million. For the forty weeks ended March 5, 2004, our non-guarantor subsidiaries had net revenues of $211.5 million. The percentage of our assets, the amount of total liabilities and net revenues on a consolidated basis attributable to the non-guarantor subsidiaries that operate the CMBS centers and borrow under the CMBS loan were 41.6%, $307.8 million and $208.7 million, respectively, for and at March 5, 2004.

The CMBS loan contains restrictive covenants that could materially affect our cash flow and operations.

        The CMBS loan contains restrictive covenants that could materially affect our cash flow and operations. For example, if the net operating income, as defined in the CMBS loan agreement, from the CMBS centers falls below $60.0 million in any year, we must escrow 50% of the operating cash flows from the CMBS centers, or 100% of the cash flows from those centers if their net operating income falls below $50.0 million. These thresholds are adjusted as centers are released from the loan collateral. The net operating income of the CMBS centers for the 52 week period ended March 5, 2004 was approximately $80.2 million. To the extent that these provisions are triggered, we will not have any cash distributed up to us from the CMBS centers and, thus, this escrow requirement may limit the amount of cash we have available to make interest payments on the notes or to declare or pay dividends on our Class A common stock and our Class B common stock.

        The CMBS loan contains other provisions that may limit our operating or financial flexibility and that of the subsidiary borrower, including a prohibition on making alterations to the CMBS centers without the lenders' consent if such alterations could adversely affect the value of the CMBS centers, restrictions on transfer of the subsidiary borrower and a requirement to maintain certain levels of insurance. We are also required to maintain an interest rate cap agreement until the loan matures. If the CMBS loan is accelerated, we will be subject to restrictions on our ability to compete with the CMBS centers in their geographic regions, which could limit our ability to open and operate centers in these regions.

Because of the subordinated nature of the notes, holders of our notes may not be entitled to be paid in full, if at all, in a bankruptcy, liquidation or reorganization or similar proceeding.

        As a result of the subordinated nature of our notes and related guarantees, upon any distribution to our creditors or the creditors of the subsidiary guarantors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or the subsidiary guarantors or our or their property, the holders of our senior indebtedness and senior indebtedness of the subsidiary guarantors will be entitled to be paid in full in cash before any payment may be made with respect to our notes or the subsidiary guarantees.

        In the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to us or the subsidiary guarantors, holders of our notes will participate with all other holders of unsecured indebtedness of ours or the subsidiary guarantors similarly subordinated in the assets remaining after we and the subsidiary guarantors have paid all senior indebtedness. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors, and holders of our notes may receive less, ratably, than the holders of senior indebtedness.

        Further, in the event of such bankruptcy proceedings, a party in interest may seek to subordinate the notes to all creditors under principles of equitable subordination or to recharacterize the notes as equity. While we believe that any such attempt should fail, there can be no assurance as to the outcome of such proceedings. In the event of such a subordination or recharacterization, you may not recover any amounts owing on the notes until all senior claims have been paid. Further, in the event of such a recharacterization you might be required to return any payments made to you on account of the notes, potentially up to six years prior to our bankruptcy, if it can be shown that at the time of such payment we were insolvent or rendered insolvent by reason of issuing the guarantee and the application of the proceeds of the guarantee, were engaged or about to engage in a business or a transaction for which the guarantor's remaining assets available to carry on its business constituted unreasonably small capital, or intended to incur, or believed that we would incur, debts beyond our ability to pay the debts as they mature.

        On a pro forma basis at March 5, 2004, our notes and the associated subsidiary guarantees would have ranked junior, on a consolidated basis, to $     million of outstanding senior secured indebtedness (including the amount outstanding under the CMBS loan) plus approximately $     million of letters of credit, and the subsidiary guarantees would have ranked junior to $     senior unsecured debt and pari passu with approximately $     million of outstanding indebtedness of ours and the subsidiary guarantors. In addition, at March 5, 2004, we had the ability to borrow up to an additional $58.9 million under our revolving credit facility (less amounts reserved for letters of credit), which would have ranked senior in right of payment to our notes.

The notes or the guarantees of the notes by our subsidiaries may not be enforceable.

        Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the notes or the guarantees could be voided, or claims in respect of the notes or the guarantees could be subordinated to all other debt of ours or the guarantor, as applicable, if, among other things, we or the guarantor, at the time that we issued the notes or it assumed the guarantee:

  •
  received less than reasonably equivalent value or fair consideration for issuing the notes or the guarantee and, at the time we issued the notes or it issued the guarantee:

  •
  was insolvent or rendered insolvent by reason of issuing the notes or the guarantee and the application of the proceeds of the notes or the guarantee;

  •
  was engaged or about to engage in a business or a transaction for which our or such guarantor's remaining assets available to carry on its business constituted unreasonably small capital;

  •
  intended to incur, or believed that we or such guarantor would incur, debts beyond our or such guarantor's ability to pay the debts as they mature; or

  •
  was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

        In addition, any payment by us or the guarantor pursuant to the notes or the guarantees could be voided and required to be returned to us or the guarantor or to a fund for the benefit of the creditors of ours or the guarantor or the notes or the guarantee could be subordinated to other debt of ours or the guarantor.

        The measures of insolvency for the purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets;

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        We believe that immediately after the issuance of the notes and the guarantees, we and each of the guarantors will be solvent, will have sufficient capital to carry on our respective businesses and will be able to pay our respective debts as they mature. However, we cannot be sure as to what standard a court would apply in making these determinations or that a court would reach the same conclusions with regard to these issues. Regardless of the standard that the court uses, we cannot be sure that the issuance by us of the notes or by the subsidiary guarantors of the subsidiary guarantees would not be voided or that the notes or the subsidiary guarantees would not be subordinated to our or their other debt. If the guarantee of any subsidiary guarantor were voided, our notes would be effectively subordinated to the indebtedness of that subsidiary guarantor.

We may amend the terms of our revolving credit facility, or we may enter into new agreements that govern our senior indebtedness, and the amended or new terms may significantly affect our ability to pay interest and/or dividends to you.

        Our revolving credit facility contains significant restrictions on our ability to pay interest on the notes and dividends on the shares of Class A common stock and Class B common stock based on meeting certain tests and compliance with other conditions (including timely delivery of applicable financial statements), as described in detail under "Description of Certain Indebtedness—Revolving Credit Facility." As a result of general economic conditions, conditions in the lending markets, the results of our operations or for any other reason, we may elect or be required to amend or refinance our revolving credit facility, at or prior to maturity, or enter into additional agreements for senior indebtedness. Regardless of any protection you have in the indenture governing the notes, any such amendment, refinancing or additional agreement may contain covenants that could limit in a significant manner our ability to pay interest payments and/or dividends to you.

We are subject to restrictive debt covenants and other requirements related to our outstanding debt that limit our business flexibility by imposing operating and financial restrictions on our operations.

        The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

  •
  the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

  •
  the payment of dividends on, and purchase or redemption of, capital stock;

  •
  a number of other restricted payments, including investments;

  •
  specified sales of assets;

  •
  specified transactions with affiliates;

  •
  the creation of liens; and

  •
  consolidations, mergers and transfers of all or substantially all of our assets.

        The terms of our revolving credit facility include other and more restrictive covenants and prohibit us from prepaying our other indebtedness, including the notes, while indebtedness under our revolving credit facility is outstanding. The revolving credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests.

        Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants, ratios or tests could result in a default under our revolving credit facility, the CMBS loan and/or the indenture. Certain events of default under our revolving credit facility would prohibit us from making payments on the notes, including payment of interest when due. In addition, upon the occurrence of an event of default under our revolving credit facility, the lenders could elect to declare all amounts outstanding under the revolving credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness, including the notes.

We have the right to defer interest at any time prior to            , 2009, in which case you may not be paid any deferred interest until            , 2009, and if we were to defer interest at any time after            , 2009, and before            , 2014, you may not be paid all of the deferred interest owed to you until            , 2014.

        Our revolving credit facility and the indenture governing our notes contain restrictions on our ability to pay interest, subject to certain limitations. During the first five years that the notes are outstanding, we may defer interest for up to an aggregate period of eight quarters. During the period from            , 2009, through            , 2014, interest payments may be deferred for no more than three quarters in the aggregate at any time. Deferred interest will bear interest at the same rate as the notes. For any interest deferred during the first five years, we are not obligated to pay any deferred interest until            , 2009, so you may be owed a substantial amount of deferred interest that will not be due and payable until such date. For any interest deferred after            , we are not obligated to pay all of the deferred interest until            , so you may be owed a substantial amount of deferred interest that will not be due and payable until such date.

You may not receive the level of dividends provided for in the dividend policy our board of directors is expected to adopt upon the closing of this offering or any dividends at all.

        Our board of directors may, in its discretion, amend or repeal the dividend policy it is expected to adopt upon the closing of this offering. Our board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. The indenture governing our notes and our revolving credit facility contain significant restrictions on our ability to make dividend payments, including, if we defer interest on the notes, restrictions on the payment of dividends until we have paid all deferred interest.

        In addition, our after-tax cash flow available for dividend and interest payments would be reduced if the notes were treated as equity rather than debt for U.S. federal income tax purposes. In that event, the stated interest on the notes could be treated as a dividend, and interest on the notes would not be deductible by us for U.S. federal income tax purposes. Our inability to deduct interest on the notes could materially increase our taxable income and, thus, our U.S. federal and applicable state income tax liability.

Our interest expense may increase significantly and could cause our net income and distributable cash to decline significantly.

        The revolving credit facility will be subject to periodic renewal or must otherwise be refinanced. We may also be required to refinance the CMBS loan when it matures in 2008, or, if extended, 2009. We may not be able to renew or refinance the revolving credit facility or CMBS loan, or if either is renewed or refinanced, the renewal or refinancing may occur on less favorable terms. Borrowings under the revolving facility and the CMBS loan are made at a floating rate of interest, subject to interest rate hedging arrangements. In the event of an increase in the base reference interest rates or inability to replace our interest rate hedging arrangements, our interest expense will increase and could have a material adverse effect on our ability to make cash dividend payments to our stockholders. Our ability to continue to expand our business will, to a large extent, be dependent upon our ability to borrow funds under our revolving credit facility and to obtain other third-party financing, including through the sale of IDSs or any sale of securities. Such financing may not be available to us on favorable terms or at all.

We may not generate sufficient funds from operations to pay our indebtedness at maturity or upon the exercise by holders of their rights upon a change of control.

        A significant portion of our cash flow from operations will be dedicated to maintaining our child care centers and servicing our debt requirements. In addition, we currently expect to distribute a significant portion of any remaining cash earnings to our stockholders in the form of quarterly dividends. Moreover, prior to the maturity of our notes, we will not be required to make any payments of principal on our notes. We may not generate sufficient funds from operations to repay the principal amount of our indebtedness at maturity or in case you exercise your right to require us to purchase your notes upon a change of control. We may therefore need to refinance our debt or raise additional capital. These alternatives may not be available to us when needed or on satisfactory terms due to prevailing market conditions, a decline in our business or restrictions contained in our senior debt obligations.

The indenture governing our notes and our revolving credit facility permit us to pay a significant portion of our free cash flow to stockholders in the form of dividends.

        Although the indenture governing our notes and our revolving credit facility have some limitations on our payment of dividends, they permit us to pay a significant portion of our free cash flow to stockholders in the form of dividends and, following completion of this offering, we intend to pay quarterly dividends. Specifically, the indenture governing our notes permits us to pay up to the quarterly base dividend level in any fiscal quarter, which equals    % of our excess cash, as defined in the indenture, for the 12 fiscal month period divided by four, as more fully described in "Description of Notes—Certain Covenants." In addition, if the actual dividends paid in any fiscal quarter are less than the quarterly base dividend level, the indenture permits us to use the difference between the aggregate amount of dividends actually paid and the quarterly base dividend level for such quarter for the payment of dividends at a later date. The revolving credit facility will permit us to pay a portion of our cash to fund dividends on the shares of our common stock as described in detail in "Description of Certain Indebtedness—Revolving Credit Facility." Any amounts paid by us in the form of dividends will not be available in the future to satisfy our obligations under the notes.

Because we will use a significant portion of the proceeds of the public offering to pay the cash portion of the merger consideration with respect to shares of our existing common stock and to cancel options held by our existing equity investors, we will have less of the proceeds of the public offering available to repay our existing debt and for corporate purposes.

        We will use a significant portion of the net proceeds from the public offering to pay the cash portion of the merger consideration with respect to shares of our existing common stock and to cancel options held by our existing equity investors. As a result of these transactions with our existing equity investors, our total indebtedness will be higher after the public offering and the amount of net proceeds from the public offering that remain available to us for working capital or debt retirement will be less than if we had not undertaken these transactions. Having less of the net proceeds from this offering on a going forward basis may require us to borrow more money under our revolving credit facility or seek other sources of capital to repay debt, fund our operations or continue to expand our business.

Deferral of interest payments would have adverse tax consequences for you and may adversely affect the trading price of the notes.

        If we defer interest payments on the notes, you will be required to recognize interest income for U.S. federal income tax purposes in respect of interest payments on the notes represented by the IDSs or the notes, as the case may be, held by you before you receive any cash payment of this interest. In addition, we will not pay you this cash if you sell the IDSs or the notes, as the case may be, before the end of any deferral period or before the record date relating to interest payments that are to be paid.

        If we defer interest, the IDSs or the notes may trade at a price that does not fully reflect the value of accrued but unpaid interest on the notes.

The U.S. federal income tax consequences of the purchase, ownership and disposition of IDSs are unclear.

        No statutory, judicial or administrative authority directly addresses the treatment of the IDSs or instruments similar to the IDSs for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of IDSs are unclear. We believe that an IDS should be treated as a unit representing a share of common stock and notes. However, the IRS or the courts may take the position that the notes are equity, which could adversely affect the amount, timing and character of income, gain or loss in respect of your investment in IDSs, and materially increase our taxable income and, thus, our U.S. federal and applicable state income tax liability. This would reduce our after-tax cash flow and materially and adversely impact our ability to make interest and dividend payments on the notes and the common stock. Foreign holders could be subject to withholding or estate taxes with regard to the notes in the same manner as they will be with regard to the common stock. Payments to foreign holders would not be grossed-up for any such taxes. For discussion of these tax related risks, see "Special Factors—Material U.S. Federal Income Tax Considerations."

The allocation of the purchase price of the IDSs may not be respected.

        The purchase price of each IDS must be allocated between the share of Class A common stock and notes in proportion to their respective fair market values at the time of purchase. If our allocation is not respected, it is possible that the notes will be treated as having been issued with OID (if the allocation to the notes were determined to be too high) or amortizable bond premium (if the allocation to the notes were determined to be too low). You generally would have to include OID in income in advance of the receipt of cash attributable to that income and would be able to elect to amortize bond premium over the term of the notes.

The IRS may not view the interest rate on the notes as an arm's length rate.

        We plan to deduct the interest expense on the notes from taxable income for income tax purposes and to report the full benefit of the income tax deductions in our consolidated financial statements. If the IRS were to determine that the interest rate on the notes did not represent an arm's length rate, any excess amount over arm's length would not be deductible and could be recharacterized as a dividend payment instead of an interest payment. In addition, the reclassification of interest payments as dividend payments may give rise to an event of default under our revolving credit facility. In such case, our taxable income and, thus, our U.S. federal income tax liability could be materially increased, and we would have to provide an additional liability in our consolidated financial statements for the previously recorded benefit for the interest deductions. In addition, foreign holders could be subject to withholding or estate taxes with regard to the notes in the same manner as they will be with regard to the Class A common stock and Class B common stock. If the interest rate were determined to be less than the arm's length rate, the notes could be treated as issued with OID, which you would be required to include in income over the term of the notes in advance of the receipt of cash attributable to that income.

Because of the deferral of interest provisions, the notes may be treated as issued with original issue discount.

        Under applicable Treasury regulations, a "remote" contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. Although there is no authority directly on point, we believe that the likelihood of deferral of interest payments on the notes is remote within the meaning of the Treasury regulations. Based on the foregoing, although the matter is not free from doubt because of the lack of direct authority, the notes would not be considered issued with OID at the time of their original issuance. If deferral of any payment of interest were determined not to be "remote," the notes would be treated as issued with OID at the time of issuance. In such case, all stated interest on the notes would be treated as OID, and all holders, regardless of their method of tax accounting, would be required to include stated interest in income on a constant accrual basis, possibly in advance of their receipt of the associated cash.

If we subsequently issue notes with significant OID, we may not be able to deduct all of the interest on those notes.

        It is possible that notes we issue in a subsequent issuance will be issued at a discount to their face value and, accordingly, may have "significant original issue discount" and thus be classified as "applicable high yield discount obligations," or AHYDOs. If any such notes were so treated, a portion of the OID on such notes could be nondeductible by us and the remainder would be deductible only when paid. This treatment would have the effect of increasing our taxable income and may adversely affect our cash flow available for interest payments and distributions to our equity holders.

Subsequent issuances of notes may adversely affect your tax treatment.

        The indenture governing our notes will provide that, in the event there is a subsequent issuance of notes with a new CUSIP number having terms that are otherwise identical (other than issuance date) to the notes offered hereby, each holder of IDSs or separately held notes, as the case may be, agrees that a portion of such holder's notes will be exchanged for a portion of the notes acquired by the holders of such subsequently issued notes. Consequently, immediately following such subsequent issuance, each holder of subsequently issued notes, held either as part of IDSs or separately, and each holder of existing notes, held either as part of IDSs or separately, will own an inseparable unit composed of a proportionate percentage of both the old notes and the newly issued notes. Therefore, subsequent issuances of notes with OID may adversely affect your tax treatment by increasing the OID, if any, that you were previously accruing with respect to the notes, resulting in your having to accrue interest income in advance of receiving the related cash payments.

        Following any subsequent issuance of notes with OID, we (and our agents) will report any OID on the subsequently issued notes ratably among all holders of IDSs and separately held notes, and each holder of IDSs and separately held notes will, by purchasing IDSs, agree to report OID in a manner consistent with this approach. However, the Internal Revenue Service may assert that any OID should be reported only to the persons that initially acquired such subsequently issued notes (and their transferees). In such case, the Internal Revenue Service might further assert that, unless a holder can establish that it is not a person that initially acquired such subsequently issued notes (or a transferee thereof), all of the notes held by such holder have OID. Any of these assertions by the Internal Revenue Service could create significant uncertainties in the pricing of IDSs and notes and could adversely affect the market for IDSs and notes.

        For a discussion of these tax related risks, see "Special Factors—Material U.S. Federal Income Tax Considerations."

Any OID attributable to you could reduce the amount of principal you could recover from us in a bankruptcy proceeding.

        Under New York and federal bankruptcy law, holders of subsequently issued notes having OID may not be able to collect the portion of their principal face amount that represents unamortized OID as at the acceleration or filing date in the event of an acceleration of the notes or a bankruptcy of KinderCare prior to the maturity date of the notes. As a result, an automatic exchange that results in a holder receiving a note with OID could have the effect of ultimately reducing the amount such holder can recover from us in the event of an acceleration or bankruptcy.

If interest rates rise, the trading value of our IDSs may decline.

        We cannot predict the interest rate environment or guarantee that interest rates will not rise in the near future. Should interest rates rise or should the threat of rising interest rates develop, debt markets may be adversely affected. As a result, the trading value of our IDSs may decline.

Before the recapitalization and the public offering, there was no public market for our IDSs, notes, Class A common stock or Class B common stock and an inactive public market for shares of our then-outstanding common stock. The price of the IDSs or notes may fluctuate substantially, which could negatively affect holders of IDSs.

        The IDSs, notes, Class A common stock and Class B common stock have not had a public market history and prior to this offering, the shares of our then-outstanding common stock, while registered under the Securities Act and traded in the over-the-counter markets, have not traded actively. In addition, there has not been an active market in the United States for securities similar to the IDSs. We cannot assure you that an active trading market for the IDSs will develop in the future, which may cause the price of the IDSs and the notes sold separately in this offering to fluctuate substantially, and we currently do not expect that an active trading market for the shares of our Class A common stock or Class B common stock will develop until the notes are redeemed or mature. We do not intend to list our notes on any securities exchange. Accordingly, we cannot assure you that there will be a market for the notes. If the notes represented by your IDSs are redeemed or mature, or if there is a payment default on the notes for 90 days, the IDSs will automatically separate, and you will then hold the shares of our Class A common stock.

        The initial public offering price of the IDSs will be determined by negotiations among us, the existing equity investors and the representatives of the underwriters and may not be indicative of the market price of the IDSs after the recapitalization and the public offering. Factors such as quarterly variations in our financial results, announcements by us or others, developments affecting us or the child care industry, general interest rate levels and general market volatility could cause the market price of the IDSs to fluctuate significantly.

Future sales or the possibility of future sales of a substantial amount of IDSs, shares of our Class A common stock, our Class B common stock or our notes may depress the price of the IDSs and the shares of our Class A common stock, our Class B common stock and our notes.

        Future sales or the availability for sale of substantial amounts of IDSs or shares of our Class A common stock or our Class B common stock or a significant principal amount of our notes in the public market, including by the existing equity investors as described below, could adversely affect the prevailing market price of the IDSs, the shares of our Class A common stock, the shares of our Class B common stock and our notes and could impair our ability to raise capital through future sales of our securities.

        Our existing equity investors will own IDSs and shares of Class B common stock representing    % of voting power of all of our outstanding shares of our common stock after the public offering. Subject to the applicable contractual lock-up period and any securities law limits on affiliate resales, their IDSs (including IDSs after any conversion of their shares of Class B common stock) will be eligible for resale from time to time in any form of at-the-market, block or underwritten sales, whether as IDSs, shares of our common stock or our notes.

        We may issue shares of our Class A common stock and notes, which may be in the form of IDSs, our Class B common stock or other securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our Class A common stock and the aggregate principal amount of notes, which may be in the form of IDSs, our Class B common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those IDSs, shares of our Class A common stock, shares of our Class B common stock, notes or other securities in connection with any such acquisitions and investments.

Our certificate of incorporation and by-laws and several other factors could limit another party's ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

        Several provisions in our certificate of incorporation and by-laws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. For example, our by-laws do not allow stockholders to call a special meeting. Our certificate of incorporation authorizes the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine.

Our annual and quarterly results of operations reflect seasonal fluctuations.

        Our revenues and the initial success of new centers are subject to seasonal fluctuations because enrollments are generally highest in September and January when children return to child care and/or school after summer and holiday vacations. Accordingly, July, August and December are particularly important times for new enrollments. In addition, enrollment generally decreases 5% to 10% during holiday periods and summer months. If we achieve less than satisfactory enrollment during these key months, we may not be able to compensate sufficiently for lower enrollment during the rest of the year. We may also be unable to adjust our expenses on a short-term basis to offset these fluctuations in revenues. This may cause us to experience insufficient cash flow to meet our ongoing capital needs during our low seasons. This imbalance in our cash flows may lead to seasonal volatility in the trading price of the IDSs due to a market reaction to our lower cash flow levels or any curtailment in our dividend payments to IDS holders or the commencement of any interest deferral.

Risks Relating to Our Business and the Industry

We face intense competition in the early childhood education and care services industry from numerous other types of providers.

        The early childhood education and care services industry is competitive and highly fragmented, with the most important competitive factors generally based upon reputation, location and price. Our competition consists principally of the following:

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  other for-profit, center-based child care providers, including franchise organizations;

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  preschool, kindergarten and before- and after-school programs provided by public schools;

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  local nursery schools and child care centers, including church-affiliated and other non-profit centers;

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  providers of child care services that operate out of homes; and

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  substitutes for organized child care, such as relatives, nannies and one parent caring full-time for a child.

        In many markets, we face competition from preschool services and before- and after-school programs offered by public schools that offer such services at little or no cost to parents. The number of school districts offering these services is growing, and we expect this form of competition to increase in the future.

        We also face competition from large, national, for-profit companies providing child care and education services, many of which offer these services at a lower price than we do. These other for-profit providers continue to expand in many of the same markets where we currently operate or plan to operate. According to a July 2001 study published by Marketdata Enterprises, the 40 largest providers of child care services totaled less than 5% of total licensed child care centers.

        Local nursery schools, child care centers and in-home providers generally charge less for their services than we do. Many denominational and other non-profit child care centers have lower operating expenses than we do and may receive donations and/or other funding to subsidize operating expenses. Consequently, operators of such centers often charge tuition rates that are less than our rates. In addition, fees for home-based care are normally substantially lower than fees for center-based care.

Litigation and adverse publicity concerning incidents at child care centers could hurt our reputation and limit our ability to obtain insurance.

        We believe our success in the child care business, where personal trust and parent referrals play a key role, is directly related to our reputation and favorable brand identity. We are periodically subject to claims and litigation alleging negligence, inadequate supervision and other grounds for liability arising from injuries or other harm to children. In addition, claimants may seek damages from us for child abuse, sexual abuse or other criminal acts arising out of alleged incidents at our centers. Any adverse publicity concerning such incidents at one of our child care centers, or child care centers generally, could greatly damage our reputation and could have an adverse effect on occupancy levels at our centers.

        Operators of child care centers have had difficulty obtaining general liability insurance or other liability insurance that covers child abuse, or have been able to obtain such insurance only at substantially higher rates, because of the adverse publicity risks discussed above and because the statutes of limitations for the bringing of child abuse and personal injury claims typically do not expire until a number of years after the child reaches the age of majority.

        To date, we have been able to obtain insurance in amounts we believe to be appropriate. However, insurance premiums may increase in the future as a consequence of conditions in the insurance business generally, or our situation in particular, and continuing publicity with respect to alleged instances of child abuse in the child care industry may result in our inability to obtain insurance. Furthermore, our current insurance coverage may not be sufficient in amount or type of coverage to protect us against all of such claims.

        We are subject to claims and litigation arising in the ordinary course of business, including claims and litigation involving allegations of physical or sexual abuse of children. We are aware of such allegations that have not yet resulted in claims or litigation. Any such allegations, claims or lawsuits, either individually or in the aggregate, may have a material adverse effect on our financial position, operating results or cash flows.

Our failure to comply with present or future governmental regulation and licensing requirements for child care centers could have a material adverse effect on our operations.

        Our centers are subject to numerous state and local regulations and licensing requirements. We have policies and procedures in place to assist in complying with such regulations and requirements. Although these regulations vary from jurisdiction to jurisdiction, government agencies generally review the fitness and adequacy of buildings and equipment, the ratio of staff personnel to enrolled children, staff training, record keeping, children's dietary program, the daily curriculum, compliance with health and safety standards and transportation safety. In most jurisdictions, these agencies conduct scheduled and unscheduled inspections of the centers and licenses must be renewed periodically. Most jurisdictions establish requirements for background checks or other clearance procedures for new employees of child care centers. Repeated failures of a center to comply with applicable regulations can subject it to sanctions, which might include probation or, in more serious cases, suspension or revocation of the center's license to operate and could also lead to sanctions against our other centers located in the same jurisdiction. In addition, this type of action could lead to negative publicity extending beyond that jurisdiction.

        A licensing authority may determine that a particular center is in violation of applicable regulations and may take action against that center and possibly other centers in the same jurisdiction. In addition, there may be unforeseen changes in regulations and licensing requirements, such as changes in the required ratio of child center staff personnel to enrolled children, that could increase our center staff operating expenses and, therefore have a material adverse effect on our operations. States in which we operate routinely review the adequacy of regulatory and licensing requirements and implement changes which may significantly increase our costs to operate in those states.

        State and local licensing regulations often provide that the licenses held by us may not be transferred. As a result, any transferee of a child care business must apply to the appropriate administrative body for a new license. The change in ownership of our equity capital effected pursuant to this offering and the recapitalization may be considered a transfer of our business under some applicable state and local regulations. As a result, we may, in certain circumstances, be required to apply for relicensing in certain jurisdictions. If relicensing is required, we may have to incur material expenditures to relicense our centers in such jurisdictions.

        Failure to comply with such laws or regulations or changes in such laws or regulations could have a material adverse effect on our operations. See "Business—Governmental Laws and Regulations Affecting Us."

Any reduction in, or other changes to, the general labor force reduces the need for our child care services.

        Demand for our child care services may be subject to fluctuations in general economic conditions, and our revenues depend, in part, on the number of working mothers and working single parents who require child care services. Recessionary pressure on the economy, and a consequent reduction in the general labor force, may adversely impact us because of the tendency of out-of-work parents to stop using child care services. In addition, demographic trends, including the increasing percentage of mothers in the workforce, as well as trends in the preference of working parents and employers for center-based child care, may not continue.

        Children attending our facilities are enrolled on a weekly basis. Accordingly, any change in economic conditions will impact us more quickly than it would businesses in which contracts are for a longer time period.

A loss or reduction of government funding for child care assistance programs or food reimbursement programs could adversely affect us.

        During fiscal year 2003 and the forty weeks ended March 5, 2004, approximately 21.6% and 20.1%, respectively, of our net revenues were generated from federal and state child care assistance programs, primarily the Child Care and Development Block Grant and At-Risk Programs. These programs are designed to assist low-income families with child care expenses and are administered through various state agencies. Although additional funding for child care may be available for low income families as part of welfare reform and the reauthorization of the Block Grant, we may not benefit from any such additional funding.

        Federal or state child care assistance programs may not continue to be funded at current levels. Many states have recently experienced fiscal problems and have reduced or may in the future reduce spending on social services. A termination or reduction of child care assistance programs could have a material adverse effect on our business.

        Adverse changes to the national or local economies may result in an increase in the number of families eligible for child care assistance. In order to compensate for such increases, state or local governments have in the past, and may in the future, increase parent co-payments required under such programs or change the eligibility requirements to reduce the number of families eligible to participate in such programs. Because our rates are at the higher end of child care providers, an increase in the required parent co-payments may create a disincentive for parents to send their children to our centers. An increase in required parent co-payments also increases our exposure to the risk of nonpayment by these parents.

        In addition, states which reduce funding for child care may be unable to qualify to receive funds under the Temporary Assistance for Needy Families, or TANF, program. Such states may utilize funds under the Child Care and Development Block Grant to provide child care assistance to needy families in lieu of TANF funds, thereby reducing the amount of funds available to other families, including families that utilize our child care centers.

        At March 5, 2004, approximately 500 of our centers were entitled to receive reimbursement for meals and snacks that meet certain USDA nutritional guidelines through the Child and Adult Care Food Program (CACFP). During fiscal year 2003 and the forty weeks ended March 5, 2004, our CACFP reimbursements were $7.8 million and $6.3 million, respectively, which were recorded as a reduction of operating expense. If the CACFP is not funded at current levels or if changes to the program result in any of our centers no longer qualifying for the CACFP, we would experience a decline in reimbursements and a resultant inability to reduce our operating expense, which could have a material adverse effect on our business.

A termination or reduction of tax credits for child care could have a material adverse effect on our business.

        Tax incentives for child care programs can potentially benefit us. Section 21 of the Internal Revenue Code of 1986, as amended, referred to as the Code, provides a federal income tax credit ranging from 20% to 35% of specified child care expenses with maximum eligible expenses of $3,000 for one child and $6,000 for two or more children. The fees paid to us by eligible taxpayers for child care services qualify for these tax credits, subject to the limitations of Section 21 of the Code. However, these tax incentives are subject to change.

        Many states offer tax credits in addition to the federal credits discussed above. Credit programs vary by state and may apply to both the individual taxpayer and the employer. A termination or reduction of such tax credits could have a material adverse effect on our business.

If we are unable to successfully execute our growth strategy, our revenue growth, earnings and cash flow could be diminished.

        Our ability to increase revenues and operating cash flow significantly over time depends, in part, on our success in building and/or acquiring new centers on satisfactory terms, successfully integrating them into our operations and achieving operational maturity represented by stable revenues and cash flow within our targeted time frame. Acceptable acquisition opportunities and appropriate sites for our expansion program might not be available. The availability and price of sites and acquisition opportunities could be adversely impacted by the expansion activities of our competitors. In addition, our ability to take successful advantage of any available acquisition opportunity will be dependent, in part, on the availability of adequate financial resources, to which we may not have access. We also may have to incur material expenditures to relicense centers that we acquire in the future because state and local licensing regulations often do not allow family services companies, such as child care centers, to transfer their licenses.

        Our growth strategy also contemplates investing in or acquiring education-related businesses with which we may not have significant prior experience. Competition for such investment or acquisition opportunities has been significant and has driven up prices for such opportunities. Accordingly, such opportunities may not be available on reasonable terms, or, if available, may not be executed successfully.

        As our business develops and expands, we may need to implement enhanced operational and financial systems and may require additional employees and management, operational and financial resources. Failure to implement such systems successfully and to use such resources effectively could have a material adverse effect on us.

Since the fourth quarter of fiscal year 2002 until the present, we have relied on our real estate sale-leaseback transactions as a source of cash flow, and the availability of such transactions may be limited in the future.

        During the fourth quarter of fiscal year 2002, we began selling centers to individual real estate investors and concurrently signing long term leases to continue operating the centers. At March 5, 2004, sale-leaseback transactions contributed $162.7 million in gross proceeds. Subsequent to March 5, 2004, we closed $15.2 million in sales, which included six centers, and are currently in the process of negotiating another $69.9 million of sales related to 27 centers. However, the sale-leaseback market may cease to be a reliable source of cash flow for us in the future if capitalization rates become less attractive or other unfavorable market conditions develop. In addition, although new center construction is a potential source of assets for sale-leaseback transactions, our current inventory of assets suitable for sale-leaseback transactions is a limiting factor on future sale-leaseback transaction volume. In addition to the transactions relating to the 27 centers referred to above, we estimate that we have additional marketable inventory at April 16, 2004 of 74 centers with a market value of approximately $168.0 million.

Our insurance policies may prove inadequate to cover claims, and we may be unable to maintain our existing coverage in the future at current prices.

        Our insurance program currently includes the following types of policies: workers' compensation, comprehensive general liability, automobile liability, property, excess "umbrella" liability, directors' and officers' liability and employment practices liability. These policies provide for a variety of coverages, are subject to various limits, and include substantial deductibles or self-insured retentions. Special insurance is sometimes obtained with respect to specific hazards, if deemed appropriate and available at reasonable cost. Our owned centers are covered by blanket insurance policies, including property insurance with an aggregate coverage limit of $100,000,000. Claims in excess of, or not included within, our coverage may be asserted. To the extent that any claims are not covered by insurance, we will be forced to cover the associated costs ourselves, which will reduce the amount of cash we have available for other business purposes. We expect our insurance costs to continue to increase in the near future due partially to higher premiums, which will further reduce the amount of cash we will have available for other business purposes.

        After the terrorist attacks of September 11, 2001, insurance premiums for all new insurance policies increased dramatically. Prior to the attacks, we had entered into three-year insurance policies with fixed premiums, which expired in May 2002. The combined effect of these circumstances impacted the increase in our insurance costs. Our insurance policies will be up for renewal in May 2004, and we expect that the premiums we pay for the same level of insurance under any new policies may be greater than the premiums we currently pay.

We are subject to audits by tax authorities which, if determined adversely, could have a material adverse effect on our cash flow and results of operations.

        From time to time, we are subject to audits of our tax returns by the IRS and state taxing authorities. We are currently in the review process of an IRS audit with respect to our fiscal years 1998, 1999 and 2000. We are unable to predict the outcome of this review. The results of this review and any future audits by the IRS or other taxing authorities could result in adjustments that could have a material adverse effect on our cash flows and results of operations.

If we are unable to attract and retain sufficient qualified employees, if minimum wage rates increase or if our employees unionize, our results of operations may be adversely affected.

        We believe that our success is largely dependent on our ability to attract and retain qualified employees. Many of our child care center staff are entry-level wage earning employees. Expenses for salaries, wages and benefits represented approximately 55.3% of net revenues for the forty weeks ended March 5, 2004. If we are unable to hire sufficient numbers of quality employees or are only able to hire such employees by providing significantly greater salaries, wages and benefits than we currently do as a result of increases in the federal or state minimum wage rates or other market conditions, our operations may be adversely affected.

        Since early 1998, union organization efforts in the child care industry have received considerable publicity. While union officials associated with the American Federation of State, County and Municipal Employees and Service Employees International have announced their intention to engage in a national effort to organize child care workers, organization efforts to date have been principally localized in Philadelphia and Seattle. Although we are not aware of any organization efforts at any of our centers, such efforts may occur and, if successful, could have an adverse effect on our relationships with employees and our labor costs. In addition, the general publicity surrounding such efforts, even if not focused on our centers, could result in increased wages for child care workers and, as a result, increase our labor costs.

The loss of any of our key management employees could adversely affect our business.

        Our success and growth strategy depend upon our senior management, particularly David J. Johnson, our chief executive officer. However, we do not have employment agreements with, or key man life insurance for, Mr. Johnson or any of our senior management. If any of our key employees becomes unable or unwilling to participate in the business and operations of our company and/or we are unable to continue to attract and retain additional highly qualified senior management personnel, our future business and operations could be materially and adversely affected.

Because we own or lease a substantial number of real properties, our results of operations could be adversely affected if environmental contamination is discovered on our properties.

        We are subject to federal, state and local environmental laws, regulations and ordinances that may impose liability for the costs of cleaning up, and damages resulting from, past spills, disposals and other releases of hazardous substances. In particular, under applicable environmental laws, we may be responsible for investigating and remediating environmental conditions and may be subject to associated liability, including lawsuits brought by private litigants, relating to our properties. These obligations could arise whether we own or lease the property at issue and regardless of whether the environmental conditions were created by us or by a prior owner or tenant. Environmental conditions unknown to us at this time relating to prior, existing or future properties may be discovered and have a material adverse effect on our results of operations. See "Business—Properties."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this proxy statement/prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as "believes," "expects," "anticipates," "plans," "estimates," "projects," "may," "intends," "seeks" or similar expressions, we are making forward-looking statements.

        All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

  •
  the effects of general economic conditions, including changes in the rate of inflation, tuition price sensitivity and interest rates;

  •
  competitive conditions in the early childhood education and care services industry;

  •
  various factors affecting occupancy levels, including, but not limited to, the reduction in or changes to the general labor force that would reduce the need for child care services;

  •
  the availability of a qualified labor pool, the impact of labor organization efforts and the impact of government regulations concerning labor and employment issues;

  •
  federal and state regulations regarding changes in child care assistance programs, welfare reform, transportation safety, tax rates, minimum wage increases and licensing standards;

  •
  the loss or reduction of government funding for child care assistance programs or the establishment of a governmentally mandated universal child care benefit;

  •
  our inability to successfully execute our growth strategy or plans designed to improve operating results, cash flow or our financial position, or to improve our disclosure controls and procedures;

  •
  the availability of financing, additional capital or access to the sale-leaseback market;

  •
  our difficulty in meeting or inability to meet our obligations to repay our indebtedness;

  •
  the availability of sites and/or licensing or zoning requirements that may hinder our ability to open new centers;

  •
  our ability to integrate acquisitions;

  •
  our inability to successfully defend against or counter negative publicity associated with claims involving alleged incidents at our centers;

  •
  our inability to obtain insurance at the same levels, or at costs comparable to those incurred historically;

  •
  the effects of potential environmental contamination existing on any real property owned or leased by us; and

  •
  other risk factors that are discussed in this proxy statement/prospectus and, from time to time, in our other Securities and Exchange Commission reports and filings.

        We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

THE SPECIAL MEETING

        The matters to be considered at the special meeting are of great importance to KinderCare stockholders. Stockholders are urged to read carefully and consider the information presented in this proxy statement/prospectus and its appendices. Stockholders are also urged to submit a proxy to be voted at the special meeting by mailing in the enclosed proxy card.

Date, Place and Time

        The special meeting is scheduled to be held at                        , on                        , 2004 at             a.m., local time.

Purpose of the Special Meeting

        At the special meeting, you will be asked to consider and vote upon the following proposals:

  1.
  to adopt the Recapitalization Agreement and Plan of Merger, dated             , 2004, between KinderCare Learning Centers, Inc. and KLC Merger Sub, Inc., a wholly owned subsidiary of KinderCare Learning Centers, Inc.;

  2.
  to approve KinderCare's restated certificate of incorporation, which includes the following amendments:

  •
  increasing the number of authorized shares of common stock, $0.01 par value per share, from                        to                         , which will be divided into the following series:                        will be shares of existing common stock with one vote per share,                        will be shares of Class A common stock with one vote per share,                         will be shares of Class B common stock with one vote per share and                        will be shares of Class C common stock with one vote per share;

  •
  providing that shares of Class A common stock and Class B common stock vote together as a single class on all matters presented to the stockholders for a vote, except as required by law, and that Class A common stock and Class B common stock will be entitled to vote separately on any amendment to our restated certificate of incorporation that would disproportionately and adversely affect the rights of such series of common stock;

  •
  providing that the dividend rate on each share of Class B common stock will equal        multiplied by the dividend rate on each share of Class A common stock and that dividends cannot be declared on the Class A common stock unless a corresponding proportionate dividend is declared on the Class B common stock;

  •
  providing that, after the second anniversary of the recapitalization and subject to certain conditions described in our restated certificate of incorporation, each share of Class B common stock will be convertible, at the holder's option, into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding prior to the time of such conversion,            share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS at the time of the public offering; and

  •
  providing that at any time after on and the third anniversary of the recapitalization, KinderCare will have the option to force conversion of all of the then-outstanding shares of Class B common stock into IDSs on the terms and subject to the conditions described in our restated certificate of incorporation; and

  3.
  to vote on any other matter as may properly come before the special meeting.

        Proposals 1 and 2, both of which relate to the recapitalization, are separate matters to be voted upon by KinderCare stockholders but are expressly conditioned upon the approval of the other proposal (but not proposal 3). This means that BOTH of these proposals must be adopted or approved, as applicable, by KinderCare stockholders in order for KinderCare to obtain the requisite stockholder approval of the recapitalization. The transactions described in this document will not be completed, even if all of the other conditions are satisfied or waived, if the requisite stockholder approval of these two proposals is not received.

Record Date; Stock Entitled to Vote; Quorum

        Holders of record of shares of existing common stock on the close of business on                        , 2004, the record date for the special meeting, are entitled to receive notice of and vote at the special meeting. On the record date,                        shares of existing common stock were issued and outstanding and entitled to vote at the special meeting. Each stockholder has one vote for each share of common stock held by such stockholder.

        Option holders will not be entitled to vote the shares underlying unexercised options, which means that they will not be entitled to vote the shares underlying options that are cancelled in the recapitalization in exchange for merger consideration.

        A quorum of stockholders is necessary for a valid meeting. The required quorum for the transaction of business at the special meeting is a majority of KinderCare's issued and outstanding capital stock entitled to vote on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present at the special meeting for the purpose of determining the presence of a quorum.

        A broker non-vote occurs when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. If your broker holds your shares in its name, your broker may not vote your shares on the recapitalization proposals absent instructions from you. Therefore, without your voting instructions, a broker non-vote will occur.

Adjournment

        The special meeting may be adjourned by the chairman of the meeting. The stockholders present at a meeting will not have authority to adjourn the meeting. If the meeting is to be reconvened, notice need not be given of the adjourned meeting if the time, date and place by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting.

Vote Required

        The affirmative vote of the holders of a majority of the outstanding shares of our existing common stock is required to adopt the recapitalization agreement and to approve our restated certificate of incorporation. An abstention or a broker non-vote will have the same effect as a vote against the proposals.

        Our directors, executive officers and affiliates have indicated that it is their intention to vote their shares of common stock in favor of the adoption of the recapitalization agreement and the approval of our restated certificate of incorporation. See "Special Factors—Interests of Certain Persons in the Recapitalization."

Voting of Proxies

        Stockholders of record can give a proxy to be voted at the meeting by returning the enclosed proxy card to us before the special meeting, and we will vote your shares as you direct. Stockholders who hold their shares in "street name" must vote their shares in the manner prescribed by their brokers.

        If you do not specify on your proxy card how you want to vote your shares, we will vote them in favor of the adoption of the recapitalization agreement and the approval of our restated certificate of incorporation.

Revocation of Proxies

        You can revoke your proxy at any time before it is exercised at the special meeting in any of three ways:

  •
  by submitting written notice to KinderCare's Secretary before the meeting that you have revoked your proxy;

  •
  by submitting another proxy by mail that is later dated and properly signed; or

  •
  by voting in person at the special meeting.

Expenses of Solicitation

        KinderCare has engaged MacKenzie Partners, Inc., a professional proxy solicitation and financial relations consulting firm, to solicit proxies, answer questions and distribute materials to stockholders, brokerage houses, banks, custodians and other nominee holders at an approximate cost of $                  . This cost will be borne by KinderCare.

Other Matters to Be Acted on at the Meeting

        Adoption of the recapitalization agreement and approval of KinderCare's restated certificate of incorporation are the only matters to be presented or acted upon at the special meeting. Under our By-Laws, stockholders may vote on any other matter as may properly come before the special meeting, and holders of proxies will vote in their discretion on such other matters.

        The actions proposed in this proxy statement/prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owner's specific instructions. Accordingly, all beneficial owners of KinderCare stock are urged to return the enclosed proxy card marked to indicate their votes or to contact their brokers to determine how to vote.

How to Vote Your Proxy and Make an Election

        Stockholders should not send any stock certificates with their proxy cards. However, election and transmittal forms must be accompanied by stock certificates or by notices of guaranteed delivery.

        You should mail your signed proxy card in the enclosed small, white, prepaid, self-addressed return envelope marked "Proxy."

        The enclosed election and transmittal forms, which must be accompanied by either stock certificates or by notice of guaranteed delivery, should be returned to Registrar and Transfer Company in the enclosed large, prepaid return envelope. The address that you should send your form of election to will depend on the method of delivery that you choose. The available options and relevant addresses for Registrar and Transfer Company are listed on page 200 of this proxy statement/prospectus.

How to Attend the Special Meeting

        Stockholders of Record.    When you provide your proxy, please let us know if you plan to attend the special meeting. If you plan to attend, the bottom half of your proxy card is a ticket that will admit the named stockholder(s) and one guest. If you lose your ticket, we can issue you a ticket at the door. (Please bring proof of ownership, such as a dividend check stub, book entry account statement or account number.)

        "Street Name" Holders.    Tell your broker that you are planning to attend the special meeting and would like a "legal proxy." Then simply bring that form to the special meeting, and we will give you a ticket at the door that will admit you and one guest. If you cannot get a legal proxy in time, we can still give you a ticket at the door if you bring a copy of your most recent brokerage account statement showing that you own KinderCare common stock.

SPECIAL FACTORS

Background to the Recapitalization

        Over the past several years, our board of directors has carefully evaluated alternatives to maximize value to our stockholders. Alternatives considered included an initial public offering, recapitalization and possible strategic business combination opportunities.

        In December 2003, our board of directors and management discussed the benefits and risks of a recapitalization and a public offering. By February 2004, we requested our lawyers to begin preparing, together with management, the registration statements and other documents necessary to initiate the recapitalization and public offering. At the same time, our board of directors and management engaged in discussions with a potential acquiror of KinderCare. By early April 2004, we had concluded that discussions with this acquiror were unlikely to result in a transaction on terms satisfactory to our board of directors.

        During the weeks of April 5 and April 12, 2004, our board of directors reviewed the draft registration statements relating to the proposed recapitalization and public offering, as well as the potential benefits and risks of the recapitalization and public offering. Our board of directors concluded that a proposed recapitalization and refinancing transaction resulting in the issuance of IDSs in the public offering and the reclassification of our existing common stock should be pursued as it was likely to offer the greatest likelihood of maximizing long-term stockholder value. Our board of directors approved the filing of registration statements and other documents necessary to initiate the recapitalization. Our board of directors also affirmed its intention to meet again prior to the mailing of the definitive proxy statement/prospectus to consider the fairness of the recapitalization to holders of our existing common stock and to determine whether or not to approve the recapitalization.

Recommendation of the KinderCare Board of Directors

        The decision of our board of directors to pursue the recapitalization and the public offering was the result of careful consideration by our board of directors of numerous factors, including, without limitation, the following positive factors:

  •
  providing significant value for the holders of our existing common stock in the form of cash, IDSs and, should holders elect, Class B common stock to be received in the recapitalization, which our board of directors believes will have an aggregate value in excess of the historical trading prices for our existing common stock;

  •
  allowing the holders of our existing common stock to retain a continuing interest in our company by virtue of the receipt of IDSs and Class B common stock as a portion of the consideration in the recapitalization;

  •
  at the same time, allowing all stockholders the opportunity to obtain substantial immediate liquidity through the distribution of cash in the merger;

  •
  providing stockholders with the opportunity to receive IDSs, which are expected to offer continuing interest payments while permitting KinderCare to deduct the amount of those interest payments under U.S. federal and certain other tax laws;

  •
  attracting greater institutional ownership of, and a broader and more liquid market for, our public IDS securities than is currently the case for our public equity securities; and

  •
  providing all stockholders the same rights of election, subject to proration, between IDSs and Class B common stock.

        The board of directors also identified and considered the following potentially negative factors and risks associated with the proposed recapitalization:

  •
  the risk that one or more aspects of the recapitalization and related transactions will not be completed or that they will be completed on terms that are less favorable to us than anticipated;

  •
  potential confusion due to the increased complexity in KinderCare's capital structure, which may diminish investor interest, analyst coverage and the size of KinderCare's investor base;

  •
  given that the Class A common stock and the Class B common stock do not have a public trading history and there is only an emerging but not yet active market in the United States for securities similar to the IDSs to be issued in the recapitalization, the possibility that the pricing of the public offering and subsequent trading prices of the IDSs may be adversely affected by a lack of demand for securities of this kind or by a saturation of the market by other issuers seeking to market securities similar to the IDSs;

  •
  the sensitivity of the pricing of the public offering and subsequent trading prices of the IDSs to prevailing interest rates;

  •
  the market's perception of our ability to make distributions on the Class A common stock component of the IDSs and the Class B common stock;

  •
  the likely absence of a public trading market for the Class B common stock;

  •
  possible adverse changes to, or application or interpretation of, U.S. federal income and other tax laws applicable to issuers or holders of IDSs that could adversely affect our ability to deduct the amount of interest payments on the notes represented by the IDSs, our financial results and the trading price for the IDSs; and

  •
  the significant management time and expense associated with completing the recapitalization and the related transactions, which could adversely affect our ability to pursue other strategies or opportunities.

        In reaching its decision to pursue the proposed recapitalization, our board of directors consulted with its legal and financial advisors, as well as our management, and considered other information relating to us and the proposed transaction, including, but not limited to:

  •
  recent market prices for our existing common stock as well as market prices for the past several years; and

  •
  the U.S. federal income tax consequences of the recapitalization under existing law.

        In considering our board of directors' decision to pursue the recapitalization, you should be aware that certain of our directors and executive officers have arrangements that may cause them to have interests in the recapitalization that are different from, or are in addition to, the interests of our stockholders generally. See "—Interests of Certain Persons in the Recapitalization."

        The recapitalization has been structured as a merger pursuant to which KLC Merger Sub, Inc. will merge into KinderCare, with KinderCare continuing as the surviving corporation. The recapitalization has been structured as a merger to facilitate the ability of KinderCare stockholders to elect from different consideration alternatives.

Effects of the Recapitalization

        Business and Operations; Officers and Directors.    KinderCare expects that the recapitalization will have no material impact on its operations. Following the recapitalization, KinderCare will continue its current businesses under the KinderCare name. The KinderCare board of directors and executive officers at the effective time of the recapitalization will remain in office following the recapitalization.

We intend to nominate two independent directors within three months after the completion of the recapitalization and public offering, and one additional independent director prior to October 31, 2004, so that our board of directors will be composed of a majority of independent members. Pro forma consolidated financial statements are included elsewhere in this document to reflect the material changes in the consolidated financial statements following completion of the recapitalization.

        Number of Outstanding Shares.    After the recapitalization, KinderCare will have three series of common stock, all of which will be voting. As of April 20, 2004, approximately 19,721,646 shares of common stock were outstanding. Following the recapitalization and public offering, approximately            shares of Class A common stock, approximately            shares of Class B common stock and no shares of Class C common stock will be outstanding. Our existing common stock will no longer be quoted for trading on the OTC Bulletin Board and will be eligible for termination of registration under the Securities Exchange Act of 1934.

        Following the recapitalization, we do not expect that the Class B common stock will trade on any exchange, and we currently do not expect an active trading market for the Class B common stock to develop. Our shares of Class A common stock will not be listed for separate trading on                        until the minimum listing criteria on                        are satisfied by our outstanding shares of Class A common stock no longer represented by IDSs for a period of 30 consecutive trading days. The minimum listing criteria on                        includes                         . The notes and Class A common stock represented by the IDSs will be freely tradable without restriction or further registration under the Securities Act of 1933, unless they are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. Shares of Class B common stock will not be transferable until the second anniversary following completion of the recapitalization. See "Description of Capital Stock."

        Effect on Share Prices.    No assurances can be given as to the market price of the IDSs, the Class A common stock underlying the IDSs and the Class B common stock after the recapitalization. It is expected that the market price of the Class A common stock and the Class B common stock after the recapitalization will reflect a greater number of shares of new common stock outstanding. The post-recapitalization price of the Class A common stock and the Class B common stock will not be correlated with, and may be lower than, the pre-recapitalization price of our existing common stock.

Conditions to Completion of the Recapitalization

        Completion of the recapitalization will be conditioned upon:

  •
  the adoption of the recapitalization agreement by the KinderCare stockholders;

  •
  the approval of our restated certificate of incorporation;

  •
  the absence of any law, order or injunction prohibiting the completion of the recapitalization and the absence of any proceeding challenging the recapitalization agreement or seeking to prohibit or delay the recapitalization which KinderCare's board of directors determines would make the recapitalization no longer advisable;

  •
  all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated and all other actions relating to governmental approvals of the recapitalization have been completed unless the failure to complete such actions would not reasonably be expected to have a material adverse effect on KinderCare;

  •
  the completion of the public offering and the approval for listing by the                        of IDSs to be issued in the recapitalization, subject to official notice of issuance;

  •
  the Securities and Exchange Commission having declared effective the registration statement, of which this proxy statement/prospectus forms a part; and

  •
  receipt by KinderCare of all material licenses, permits, consents, approvals, authorizations, qualifications and orders of third parties with contracts with KinderCare as are necessary for completion of the recapitalization, other than those which, if not obtained, would not have a material adverse effect on KinderCare.

Our Restated Certificate of Incorporation

        The recapitalization and the public offering will require us to amend and restate our certificate of incorporation to include the following amendments:

  •
  increasing the number of authorized shares of common stock, $0.01 par value per share, from                to                , which will be divided into the following series:                will be shares of our existing common stock with one vote per share,                 will be shares of Class A common stock with one vote per share,                 will be shares of Class B common stock with one vote per share and                will be shares of Class C common stock with one vote per share;

  •
  providing that shares of Class A common stock and Class B common stock vote together as a single class on all matters presented to the stockholders for a vote, except as required by law and except that Class A common stock and Class B common stock will be entitled to vote separately on any amendment to our restated certificate of incorporation that would disproportionately adversely affect the rights of such series of common stock;

  •
  providing that the dividend rate on each share of Class B common stock will equal            multiplied by the dividend rate on each share of Class A common stock and that dividends cannot be declared on the Class A common stock unless a corresponding proportionate dividend is declared on the Class B common stock;

  •
  providing that, after the second anniversary of the recapitalization and subject to certain conditions described in our restated certificate of incorporation, each share of Class B common stock will be convertible, at the holder's option, into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding prior to the time of such conversion,            share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS at the time of the public offering; and

  •
  providing that at any time on and after the third anniversary of the recapitalization, KinderCare will have the option to force conversion of all of the then-outstanding shares of Class B common stock into IDSs on the terms and subject to the conditions described in our restated certificate of incorporation.

        A copy of the Form of Restated Certificate of Incorporation is attached as Annex II to the recapitalization agreement, which is included in this document as Appendix A.

Approval of Definitive Amendments by Our Board of Directors

        The recapitalization requires the approval of the holders of a majority of the outstanding shares of our existing common stock. In addition, approval of our restated certificate of incorporation is a condition to the completion of the recapitalization.

        The affiliates of KKR and Oaktree listed below, who own approximately 89.0% of our outstanding existing common stock, have advised us that they currently intend to vote in favor of adopting the recapitalization agreement and approving our restated certificate of incorporation.

        Accordingly, assuming that KKR and Oaktree stockholders continued to own a majority of the issued and outstanding shares of our common stock on the record date for the special meeting, the requisite vote of the stockholders to adopt the recapitalization agreement and to approve our restated

certificate of incorporation would be assured. Approval of the recapitalization is not conditioned upon the favorable vote of a majority of our unaffiliated stockholders.

Our By-Laws

        Our by-laws contain provisions that could delay, defer or prevent a third party from acquiring us, despite the possible benefit to stockholders.

  •
  Stockholders may only amend, alter, change or repeal provisions of our by-laws by the affirmative vote of the holders of at least 80% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter our by-laws.

  •
  A stockholder generally must notify us at least 90 but no more than 120 days prior to the anniversary date of the preceding annual meeting of stockholders if the stockholder intends to nominate a person for election as a director or properly bring other business before the annual meeting of stockholders. Our restated by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors an annual meeting of stockholders.

  •
  Our by-laws do not allow stockholders to call a special meeting of stockholders. Special meetings of stockholders may be called only (1) by our board of directors or by our Chief Executive Officer for any purpose or (2) by our Chief Executive Officer or Secretary if directed by our board of directors.

Interests of Certain Persons in the Recapitalization

        As of April 20, 2004, our directors and executive officers together beneficially owned 411,428 shares of our existing common stock, or approximately 2.1% of our existing common stock. KKR, Oaktree and their affiliates beneficially owned 17,556,382 shares of our existing common stock, or approximately 89.0% of our existing common stock. Certain of our directors and executive officers also hold options to purchase our existing common stock. As of April 20, 2004, all of our directors and executive officers held options to purchase an aggregate of 1,583,200 shares of our existing common stock under our existing equity incentive plans with a weighted-average exercise price per share of $11.05. Immediately prior to the recapitalization, assuming the recapitalization and the public offering result in a change of control, all unvested options to purchase shares of our common stock held by all of our employees under our stock-based compensation plans will become fully vested. Outstanding options will cease to be exercisable and will be cancelled upon the recapitalization, but holders of cancelled options will be provided the same consideration as our existing stockholders in the recapitalization with respect to a number of shares having a fair market value equal to the "spread" of the relevant option (the excess of the fair market value of the underlying shares at the time of the recapitalization over the exercise price of the stock option). Under the recapitalization and based on their respective holdings as of                         , 2004, we estimate that:

  •
  our directors and executive officers will receive:

  •
  approximately $                  in cash (assuming that the public offering is priced at the midpoint in the range of prices for IDSs on the cover page of the prospectus relating to the public offering and including the cancellation of outstanding options);

  •
  approximately            shares of Class B common stock and            IDSs (including            shares of Class A common stock represented by such IDSs and including the cancellation of outstanding options); and

  •
  KKR, Oaktree and their affiliates will receive:

  •
  approximately $                  in cash (assuming that the public offering is priced at the midpoint in the range of prices for IDSs on the cover page of the prospectus relating to the public offering), and

  •
  shares of Class B common stock and            IDSs (including            shares of Class A common stock represented by such IDSs),

in each case, assuming that any outstanding shares of Class B common stock in excess of    % of our outstanding voting power and    % of the overall value of KinderCare's equity (assuming the over-allotment option to purchase additional IDSs in the public offering is exercised in full) are exchanged into IDSs in the recapitalization. All holders of our existing common stock making a cash and IDS election will receive the same merger consideration per share, and all stockholders making a cash and Class B election will receive the same merger consideration per share.

        We have granted the underwriters of the public offering an option to purchase up to            additional IDSs at the offering price of the public offering to cover over-allotments in the public offering. Assuming that the underwriters' over-allotment option is fully exercised, we estimate that after the completion of the recapitalization, our directors and executive officers will beneficially own approximately            shares of Class B common stock and            IDSs (including            shares of Class A common stock represented by such IDSs), and KKR, Oaktree and their affiliates will beneficially own approximately            shares of Class B common stock and            IDSs (including            shares of Class A common stock represented by such IDSs).

        We, all our executive officers, KKR, Oaktree and their affiliates have agreed that, for a period of 180 days from the date of this proxy statement/prospectus, we and they will not dispose of or hedge any IDSs, our Class A common stock, our Class B common stock or the notes, including the separate notes, or any securities convertible into IDSs, our Class A common stock, our Class B common stock or the notes, including the separate notes, or securities exchangeable for IDSs, our Class A common stock, our Class B common stock or the notes. The representative of the underwriters in the public offering may release any of the securities subject to these lock-up agreements at any time without notice. For more information on the share ownership of our directors, officers and affiliates, please see "Principal Stockholders" on page 147.

        We are party to a registration rights agreement with KKR pursuant to which KKR:

  •
  has unlimited demand registration rights relating to the IDSs (and shares of Class A common stock and the notes upon a separation of the IDSs) held by them; and

  •
  has an unlimited number of piggyback registration rights relating to the IDSs (and shares of Class A common stock and the notes upon a separation of the IDSs) held by them.

        If KKR exercises its demand registration rights, we will file a registration statement and prospectus and undertake an offering in the United States, as requested by KKR. These registration rights will be transferable by KKR to certain permitted transferees. We have agreed to pay all costs and expenses in connection with the first six registrations of each class or series of registrable securities, except underwriting discounts and commissions and any transfer taxes applicable to the securities sold, and to indemnify the consenting stockholders and permitted transferees against certain liabilities, including liabilities under the Securities Act of 1933. All costs and expenses in connection with any registrations requested by KKR following the first six registrations for each class or series of registrable securities, except underwriting discounts and commissions and any transfer taxes applicable to the securities sold, will be paid proportionately by us and all other holders participating in such registration on the basis of the relative number of shares of common stock of each such holder whose registrable securities are included in such registration.

        We are party to a stockholders' agreement with KKR and Oaktree. Subject to the terms of the stockholders' agreement, Oaktree is entitled to designate one director to our board of directors, who is currently Mr. Richard J. Goldstein. In addition, the stockholders' agreement provides that (1) Oaktree will have the right to participate proportionately in certain sales of our common stock by KKR or its affiliates and (2) KKR or its affiliates will have the right to require Oaktree to participate proportionately in certain sales by KKR or its affiliates. No transferee of shares of our common stock from Oaktree will acquire any rights under the stockholders' agreement. The stockholders' agreement will terminate no later than February 13, 2007, and may terminate earlier if (a) the number of shares of our common stock held in the aggregate by Oaktree falls below certain ownership levels through sales or other dilution events or (b) KKR and its affiliates, in the aggregate, own less than 15% of the outstanding shares of our common stock on a fully diluted basis.

        We are also party to management stockholders' agreements and sale participation agreements with certain of our executive officers, pursuant to which such executive officers have (1) piggyback registration rights relating to the shares of Class B common stock and IDSs (and shares of Class A common stock upon a separation of the IDSs) held by them and (2) rights to participate proportionately in certain sales of our common stock by KKR or its affiliates.

        For information on other arrangements with our affiliates, including KKR, please see "Related Party Transactions" on page 149.

Financing the Recapitalization

        We intend to finance the recapitalization with a portion of the proceeds of the public offering and from cash on hand.

        The following table illustrates the estimated sources of and uses for the funds for the recapitalization and related transactions, assuming the recapitalization occurred at                  , 2004, and the underwriters of the public offering do not exercise their over-allotment option. Actual amounts may differ.

Sources	(In millions)	Uses	(In millions)
Cash and cash equivalents	$	Revolving credit facility	$
Revolving credit facility		Purchase of 9.5% senior subordinated notes in tender offer and consent solicitation
IDSs offered in the public offering		Pre-funding of CMBS loan amortization and interest payments
Notes (not represented by IDSs) offered in the notes public offering		Purchase of existing stockholder common stock as part of the merger consideration
Transaction fees and expenses
Total		Total
Additional IDSs offered in the public offering assuming exercise of the over-allotment option in full		Purchase of existing stockholder IDSs as part of the over-allotment option merger consideration
Additional transaction fees and expenses related to the exercise of the over-allotment option
Total assuming exercise of the over-allotment option in full		Total assuming exercise of the over-allotment option

        Our 9.5% senior subordinated notes bear interest at an annual rate of 9.5% and mature on February 15, 2009.

Material U.S. Federal Income Tax Considerations

        The following discussion sets forth the material United States federal income tax consequences, as of the date hereof, associated with the receipt of cash, Class B common stock and/or IDSs in the recapitalization and the ownership and disposition of Class B common stock and IDSs following the recapitalization by U.S. holders (as defined below) and Non-U.S. Holders (as defined below) of existing common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

        For purposes of this discussion, we use the term "U.S. holder" to mean:

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any of its political subdivisions;

  •
  a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

  •
  an estate that is subject to United States federal income tax on its income regardless of its source.

        For purposes of this discussion, a "Non-U.S. Holder" is a holder, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders, such as:

  •
  U.S. expatriates,

  •
  "controlled foreign corporations,"

  •
  "passive foreign investment companies,"

  •
  "foreign personal holding companies,"

  •
  corporations that accumulate earnings to avoid U.S. federal income tax, and

  •
  investors in pass-through entities that are subject to special treatment under the Code.

        Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        If a partnership is a holder, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding existing common stock, Class B common stock and IDSs, as the case may be, you should consult your tax advisors.

        This discussion assumes that you hold your shares of existing common stock, Class B common stock and IDSs, as the case may be, as a capital asset within the meaning of section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a financial institution;

  •
  a tax-exempt organization;

  •
  an S corporation or other pass-through entity;

  •
  an insurance company;

  •
  a mutual fund;

  •
  a dealer in securities or foreign currencies;

  •
  a trader in securities who elects the mark-to-market method of accounting for your securities;

  •
  a stockholder subject to the alternative minimum tax provisions of the Code;

  •
  a stockholder who received your existing common stock as compensation, including through the exercise of employee stock options or through a tax-qualified retirement plan;

  •
  a U.S. Holder that has a functional currency other than the U.S. dollar;

  •
  a holder of, or a holder who is related within the meaning of section 318 of the Code to a holder who owns, options granted under any benefit plan; or

  •
  a stockholder who holds existing common stock as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction.

        No statutory, administrative or judicial authority directly addresses the treatment of the recapitalization or IDSs or instruments similar to IDSs for U.S. federal income tax purposes. As a result, we cannot assure you that the Internal Revenue Service (the "IRS") or the courts will agree with the tax consequences described herein. A different treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of the recapitalization and an investment in the Class B common stock and the IDSs. In addition, a different treatment could result in the loss by us of all or part of the deduction for interest paid on the notes. We urge you to consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the recapitalization and of owning and disposing of the Class B common stock and IDSs, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

The Recapitalization

Consequences to U.S. Holders

General Treatment

        Based on representations contained in a representation letter provided by the Company and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the recapitalization, it is the opinion of Simpson Thacher & Bartlett LLP, our counsel, that the material United States federal income tax consequences of the recapitalization are as follows:

  •
  the recapitalization will be treated as a reorganization within the meaning of Section 368(a)(1)(E) of the Code;

  •
  subject to the discussion under "—Recharacterization of Gain as a Dividend" below, you will recognize gain (but not loss) if you exchange your existing common stock for (i) a combination of Class B common stock and cash, (ii) a combination of IDSs and cash, or (iii) a combination of Class B common stock, IDSs and cash, in an amount equal to the lesser of:

  •
  the excess, if any, of:

  •
  the sum of the cash (excluding any cash received in lieu of a fractional share of either Class B stock or Class A stock underlying an IDS), the fair market value of the Class B common stock (including any fractional share of Class B common stock that you are deemed to receive and exchange for cash) and the fair market value of the IDSs (including any fractional share of Class A common stock underlying an IDS that you are deemed to receive and exchange for cash) you receive in the recapitalization, as the case may be, over

      •
      your tax basis in the existing common stock surrendered in the recapitalization, and

    •
    the cash and the fair market value of the notes underlying the IDSs that you receive, if any, in the recapitalization.

  •
  your aggregate tax basis in any Class B common stock and Class A common stock underlying the IDSs (and, in each case, including any fractional share interest you are deemed to receive and exchange for cash), that you receive in the recapitalization will equal your aggregate tax basis in the existing common stock you surrender, increased by the amount of taxable gain, if any, you recognize on the exchange and decreased by the fair market value of any non-stock consideration (i.e. cash and notes underlying the IDSs but excluding any cash received in lieu of a fractional share of Class B common stock or Class A common stock underlying an IDS) received by you in the recapitalization, and, if you receive both Class B common stock and IDSs in the recapitalization, this computed aggregate tax basis will be allocated among the Class B common stock and the Class A common stock underlying the IDSs in proportion to their relative fair market values immediately after the exchange. With respect to the notes underlying the IDSs, your tax basis in such notes will be equal to their fair market value (see "IDSs—Consequences to U.S. Holders—Ownership of IDSs" for initial fair market value of each $            principal amount of notes); and

  •
  your holding period for the Class B common stock and the Class A common stock underlying the IDSs that you receive in the recapitalization will include your holding period for the shares of existing common stock that you surrender in the exchange, and the holding period for the notes underlying the IDSs that you receive in the recapitalization should generally begin on the date after the exchange.

        If you acquired different blocks of existing common stock at different times and at different prices, any gain will be determined separately with respect to each block of existing common stock, and the cash, Class B common stock and IDSs, as the case may be, that you receive will be allocated pro rata to each such block of stock. In addition, your tax basis and holding period in your Class B common stock and Class A common stock underlying the IDSs, as the case may be, may be determined with reference to each block of existing common stock.

Taxation of Capital Gain or Loss

        Gain or loss that you recognize in connection with the recapitalization will generally constitute capital gain or loss and will constitute long-term capital gain or loss if your holding period in your existing common stock is greater than one year as of the date of the recapitalization. If you are a non-corporate holder of existing common stock, this long-term capital gain generally will be taxed at a maximum United States federal income tax rate of 15%. The deductibility of capital losses is subject to limitation.

        Cash in Lieu of Fractional Shares.    You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of Class B common stock or Class A common stock represented by an IDS equal to the difference between the amount of cash received and the tax basis allocated to any such fractional share.

        Dissenting Stockholders.    Holders of existing common stock who dissent with respect to the recapitalization as discussed in "The Recapitalization—Appraisal Rights" beginning on page 83, and who receive cash in respect of their shares of existing common stock will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

Recharacterization of Gain as a Dividend

        All or part of the gain you recognize could be treated as ordinary dividend income rather than capital gain. Such treatment could result if, taking into account your continuing ownership in the Company and the ownership in the Company of persons whose ownership would be attributed to you under certain constructive ownership rules, your percentage ownership in the Company after the recapitalization is not less than what your percentage ownership would have been if you had received Class B common stock or Class A common stock as part of the IDSs rather than cash in the recapitalization. Because the possibility of dividend treatment depends upon your particular circumstances, including the application of certain constructive ownership rules, you should consult your own tax advisor regarding the potential tax consequences of the recapitalization to you.

Backup Withholding

        If you are a non-corporate holder of existing common stock, you may be subject to information reporting and backup withholding on any cash payments you receive. You will not be subject to backup withholding, however, if you:

  •
  furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive; or

  •
  are otherwise exempt from backup withholding.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Consequences to Non-U.S. Holders

General Treatment

        Subject to the discussion below, relating to the "U.S. real property holding corporation" (or USRPHC) rules, to the extent that any gain you recognize in the recapitalization is treated as capital gain under the rules described above under "The Recapitalization—Consequences to U.S. Holders—General Treatment," you generally will not be subject to U.S. federal income tax with respect to such gain unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to your U.S. permanent establishment; or

  •
  you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We believe that we are a USRPHC for U.S. federal income tax purposes. Because we believe that our existing common stock should be treated as regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our existing common stock will be subject to United States federal income tax on the disposition of our existing common stock. However, the IRS could assert that our existing common stock should not be considered as having been regularly traded on an established securities market, in which case you would generally be subject to U.S. federal income tax with respect to any gain at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons. If you are a foreign corporation, an additional "branch profits tax" could also apply.

        We urge you to consult your tax advisor as to the particular consequences of the recapitalization that may be applicable to you, including the application of state, local and foreign tax laws.

IDSs

Consequences to U.S. Holders

Ownership of IDSs

        Your ownership of IDSs received in the recapitalization should, for U.S. federal income tax purposes, be treated as ownership of our Class A common stock and notes underlying the IDSs, and, by purchasing IDSs, you will agree to such treatment. The income tax treatment of IDSs is not free from doubt. See "—Notes—Consequences to U.S. Holders—Characterization As Debt." The remainder of this discussion assumes that the acquisition of IDSs will be treated as an acquisition of shares of our Class A common stock and notes.

        You will have a separate tax basis in the Class A common stock and the notes underlying the IDSs. You tax basis in the Class A common stock and notes underlying the IDSs should be as described above under "The Recapitalization—Consequences to U.S. Holders—General Treatment." With respect to the IDSs sold in the public offering, we will report the initial fair market value of each share of Class A common stock as $                  and the initial fair market value of each $                  principal amount of notes as $                  . It is expected that the notes underlying the IDSs issued in the recapitalization will have the same "issue price," for purposes of determining OID, as the notes underlying the IDSs issued in the public offering and by receiving IDSs, you will agree to such allocations and that you will not take a contrary position for any purpose, including tax reporting purposes. If our allocation made with respect to the IDSs sold in the public offering is not respected, the notes will be treated as having been issued with original issue discount (OID) (if the amount determined to be allocable to the notes is less than their face amount) or amortizable bond premium (if the amount determined to be allocable to the notes exceed their face amount). You generally would have to include any OID in income in advance of the receipt of cash attributable to that income, and would be able to elect to amortize bond premium over the remaining term of the notes. OID generally would increase our interest deductions, while bond premium would reduce our interest deductions. The remainder of this discussion assumes that these allocations of the fair market value of each IDS between Class A common stock and notes in the public offering will be respected.

Separation and Recombination

        If you separate IDSs into shares of Class A common stock and the notes represented thereby or recombine a share of Class A common stock and the applicable principal amount of notes to form an IDS, you generally will not recognize gain or loss for U.S. federal income tax purposes. You will continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to your Class A common stock and notes, and your tax basis in your Class A common stock and notes will not be affected by the separation or recombination.

Notes

Consequences to U.S. Holders

Characterization As Debt

        Our counsel, Simpson Thacher & Bartlett LLP, is of the opinion that the notes should be treated as debt for U.S. federal income tax purposes. The lead underwriters in the public offering of IDSs have received an opinion from their counsel, Skadden, Arps, Slate, Meagher & Flom LLP, that the notes should be so treated. Such opinions are based in part on representations and determinations that are discussed in more detail in the following paragraphs, and are not binding on the IRS or the courts, which may not agree with the treatment of the notes included in IDSs as debt for U.S. federal income tax purposes. We and, by acquiring notes, in the form of an IDS, each holder agrees to treat the notes as our indebtedness for all purposes. Assuming such treatment is respected, stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

        The determination of whether an instrument is treated as debt or equity for U.S. federal income tax purposes is based on the applicable facts and circumstances. There is no statutory definition of debt, and the analysis of whether a purported debt instrument will be respected as debt for U.S. federal income tax purposes therefore relies principally on case law, which applies numerous factors that are intended to identify the economic substance of the investor's interest in the corporation to each situation presented. Our determination that the notes should be treated as debt for U.S. federal income tax purposes, and the opinions of counsel to this effect referred to above, rely upon certain representations and determinations by us, the lead underwriters and an independent appraisal firm, including representations and determinations by us and/or the independent appraisal firm substantially to the effect that:

  •
  the term, interest rate and other material provisions of the notes are commercially reasonable and are consistent with the terms to which an unrelated third party lender, bargaining at arm's length, would reasonably agree if such lender intended to purchase only the notes, and not IDSs;

  •
  the aggregate principal amount of the notes and our other liabilities in relation to the aggregate amount of our capital is not excessive;

  •
  we expect to make the scheduled debt service payments on the notes without deferring any payments; and

  •
  the fair market value of our assets exceeds the fair market value of our liabilities, and the ratio of our total outstanding liabilities to the fair market value of our equity does not exceed              to 1.

        In light of the determinations described above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the IDSs and the notes, we (and our counsel) are of the view that the notes should be treated as debt for U.S. federal income tax purposes. However, there is no authority that directly addresses the tax treatment of securities with terms substantially similar to the notes or the IDSs. In light of this absence of any authority directly on point, neither we nor our counsel can conclude with certainty that the notes will be treated as debt for U.S. federal income tax purposes.

        If the notes included in the IDSs were to be treated as equity rather than debt for U.S. federal income tax purposes, then interest paid to you on such notes would be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), and we could not deduct such payments for U.S. federal income tax purposes. Our inability to deduct interest on the notes could materially increase our taxable income and, thus, our U.S. federal income tax liability. This would reduce our after-tax cash flow, and could materially and adversely impact our ability to make interest and principal payments on the notes and dividend payments on the common stock. In addition, as discussed below under "Class A Common Stock—Consequences to Non-U.S. Holders," Non-U.S. Holders could be subject to withholding and estate taxes with regard to the notes included in the IDSs in the same manner as they will be with regard to the common stock, and we could be liable for withholding taxes (plus interest) on interest payments previously made by us to Non-U.S. Holders of IDSs.

        Additionally, there can be no assurance that the IRS will not successfully challenge the determination that the interest rate on the notes represents an arm's length rate. In that event, any excess amount over an arm's length rate would not be deductible by us and could be recharacterized as a dividend payment instead of an interest payment for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), with similar adverse tax results.

        Unless otherwise indicated, the balance of this discussion assumes that the notes are respected as debt for tax purposes and that the interest rate thereon is not excessive.

Sale, Exchange or Retirement of Notes

        Upon the sale, exchange, retirement or other disposition of an IDS, you will be treated as having sold, exchanged, retired or disposed of the notes constituting the IDS. Upon the sale, exchange, retirement or other disposition of notes, you will recognize gain or loss equal to the difference between the portion of the proceeds allocable to your notes (less an amount equal to any accrued and unpaid interest, which will be treated as a payment of interest for U.S. federal income tax purposes) and your adjusted tax basis in the notes. Your tax basis in a note generally will be determined as described above under "The Recapitalization—Consequences to U.S. Holders—General Treatment" and will be reduced by any payments of principal on the notes. Your gain or loss will generally be capital gain or loss. Capital gains of non-corporate taxpayers derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Deferral of Interest

        If we defer payments of interest on the notes, which we do not now anticipate doing, the notes will become OID instruments at such time. In such case, you will be subject to the special OID rules described below. Once the notes become OID instruments, they will be taxed as OID instruments for as long as they remain outstanding.

        Under the OID economic accrual rules, the following occur:

  •
  regardless of your method of accounting, you would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of the notes using the constant-yield-to-maturity method of accrual described in section 1272 of the Code;

  •
  the actual cash payments of stated interest you receive on the notes would not be reported separately as taxable income;

  •
  any amount of OID included in your gross income (whether or not during a deferral period) with respect to the notes would increase your tax basis in such notes; and

  •
  the amount of interest you receive on the notes in respect of such accrued OID would reduce your tax basis in such notes.

        The United States Treasury regulations dealing with OID and the deferral of interest payments have not yet been addressed in any rulings or other interpretations by the IRS. It is possible that the IRS could assert that the notes were issued initially with OID. If the IRS were successful in this regard, you would be subject to the special OID rules described above, regardless of whether we defer payments of interest on such notes.

Additional Issuances

        Subsequently issued notes may be issued with OID. The U.S. federal income tax consequences to you of the subsequent issuance of notes with OID upon a subsequent offering by us of IDSs or notes are unclear. The indenture governing the notes will provide that, in the event there is a subsequent issuance of notes with a new CUSIP number having terms that are identical (other than issuance date) to the notes underlying the IDSs, each holder of notes or IDSs, as the case may be, agrees that a portion of such holder's notes will be exchanged for a portion of the notes acquired by the holders of such subsequently issued notes. Consequently, immediately following such subsequent issuance, each holder of subsequently issued notes held either as part of IDSs or separately, and each holder of existing notes held either as part of IDSs or separately, will own an inseparable unit composed of a proportionate percentage of both the old notes and the newly issued notes. We intend to take the position that any subsequent issuance of notes with a new CUSIP number, whether or not such notes are issued with OID, will not result in a taxable exchange of your notes for U.S. federal income tax purposes, but because of a lack of legal authority on point, (1) our counsel is unable to opine on the matter and (2) there can be no assurance that the IRS will not assert that such a subsequent issuance of notes should be treated as a taxable exchange of a portion of your notes, whether held separately or in the form of IDSs, for a portion of the notes subsequently issued. In such case, however, you would generally not be expected to realize any gain on the deemed exchange because your tax basis should exceed the value of the newly issues notes, and any loss realized by you on the deemed exchange would most likely be non-deductible. Your initial tax basis in the notes deemed to have been received in the exchange would be the fair market value of such notes on the date of the deemed exchange (increased to reflect any disallowed loss), and your holding period for such notes would begin on the day after the deemed exchange.

        Following any subsequent issuance of notes with OID, we (and our agents) will report any OID on the subsequently issued notes ratably among all holders of notes and IDSs, and each holder of notes and IDSs, by purchasing IDSs, agrees to report OID in a manner consistent with this approach. This will generally result in such holders having to report interest income in advance of receiving the related interest payments and in greater amounts over the term of the notes than they would have reported had no such subsequent issuance occurred. (See the discussion above under "Notes—Consequences to U.S. Holders—Deferral of Interest.") However, there can be no assurance that the IRS will not assert that any OID should be reported only by the persons that initially acquired such subsequently issued notes (and their transferees). In such case, the IRS might further assert that, unless a holder can establish that it is not such a person (or a transferee thereof), all of the notes held by such holder have OID. Any of these assertions by the IRS could create significant uncertainties in the pricing of IDSs and notes, and could adversely affect the market for IDSs and notes. You would be required to include any OID in income as ordinary income as it accrues, in advance of the receipt of cash attributable to such income.

        It is possible that notes we issue in a subsequent issuance will be issued with "significant OID" and thus be classified as "applicable high yield discount obligations" (AHYDOs). If any of our notes were so classified, a portion of the OID on such notes could be nondeductible by us and the remainder would be deductible only when paid. This treatment would have the effect of increasing our taxable income, which may adversely affect our cash flow available for interest payments and distributions to our stockholders.

        Prospective investors are urged to consult their tax advisors regarding the applicable tax consequences to them of a subsequent issuance of notes with OID in light of their particular circumstances.

Consequences to Non-U.S. Holders

Characterization of Notes

        As discussed above under "Notes—Consequences to U.S. Holders—Characterization As Debt," we believe the notes should be treated as debt for U.S. federal income tax purposes. However, no ruling on this issue has been requested from the IRS and thus there can be no assurance that such a position would be sustained if challenged by the IRS. If the notes were treated as equity rather than debt for U.S. federal income tax purposes, then the notes would be treated in the same manner as shares of our Class A common stock as described below under "Class A Common Stock—Consequences to Non-U.S. Holders," and payments on the notes would be subject to U.S. federal withholding taxes. Payments to you would not be grossed-up on account of any such taxes, and we could be liable for withholding taxes (plus interest) on our prior interest payments to Non-U.S. Holders that are recharacterized as dividends. The remainder of this discussion assumes the characterization of the notes as debt for U.S. federal income tax purposes will be respected.

U.S. Federal Withholding Tax

        Subject to the discussion below concerning backup withholding, by virtue of the "portfolio interest" rule, no withholding of U.S. federal income tax should be required with respect to the payment of principal or interest on notes owned by you, provided that:

  •
  interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

  •
  you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder;

  •
  you are not a controlled foreign corporation that is related to us through stock ownership;

  •
  you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

  •
  you satisfy the certification requirements (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder.

        To satisfy the requirement referred to in the final bullet above, you, or a financial institution holding the notes on your behalf, must comply with applicable certification requirements. Currently, these requirements will be met if (1) you provide our paying agent with your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN), or (2) a financial institution holding the notes on your behalf certifies, under penalties of perjury, that such statement has been received by it and furnishes our paying agent with a copy thereof. The statement requirement referred to in the final bullet above may also be satisfied with other documentary evidence with respect to a note held in an offshore account or through certain foreign intermediaries.

        If you cannot satisfy the requirements of the "portfolio interest" rule described in the bullets above, payments of interest (including OID) made to you will be subject to a 30% withholding tax unless you provide us or our paying agent, as the case may be, with a properly executed:

  •
  IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

  •
  IRS Form W-8ECI stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

        Alternative documentation may be applicable to particular Non-U.S. Holders.

U.S. Federal Income Tax

        If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of such trade or business (or, where a tax treaty applies, is attributable to your U.S. permanent establishment), the withholding tax discussed above will not apply to you (provided the certification requirements described above are satisfied), but you will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if you were a U.S. Holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of such amount, subject to adjustments.

Sale, Exchange or Retirement of Notes

        Upon the sale, exchange, retirement or other disposition of an IDS, you will be treated as having sold, exchanged, retired or disposed of the related notes. Any gain realized upon the sale, exchange, retirement or other disposition of notes generally will not be subject to U.S. federal income tax unless:

  •
  such gain is effectively connected with your conduct of a trade or business in the United States; or

  •
  you are an individual, you are present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

        If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

U.S. Federal Estate Tax

        If you are an individual, you should not be subject to U.S. federal estate tax on the notes, provided that interest paid to you on the notes qualifies for exemption from the 30% U.S. federal withholding tax under the "portfolio interest" rule described above under "—Consequences to Non-U.S. Holders—Notes—U.S. Federal Withholding Tax" without regard to the certification requirement described in the final bullet point.

Class A Common Stock

Consequences to U.S. Holders

Dividends

        The gross amount of dividends paid to you on our Class A common stock will be treated as dividend income to you to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includable in your gross income as ordinary income. The amount (if any) of dividends paid to you in excess of our current and accumulated earnings and profits will be treated as a tax-free return of your tax basis in your shares of Class A common stock and thereafter as capital gain. If you are a non-corporate taxpayer, dividends that we pay to you through 2008 will be subject to tax at long-term capital gain rates, provided certain holding period and other requirements are satisfied.

Sale or Exchange of Class A Common Stock

        Upon the sale, exchange, retirement or other disposition of IDSs, you will be treated as having sold, exchanged, retired or disposed of the shares of Class A common stock constituting the IDSs. Upon the sale, exchange, retirement or other disposition of shares of our common stock, you will recognize capital gain or loss in an amount equal to the difference between the portion of the proceeds allocable to your shares of common stock and your tax basis in the shares of Class A common stock. Your tax basis in the shares of Class A common stock generally will be as described above under "The Recapitalization—Consequences to U.S. Holders—General Treatment." As discussed above, capital gains of non-corporate taxpayers derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Consequences to Non-U.S. Holders

Dividends

        Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If you wish to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, you will be required to:

  •
  complete IRS Form W-8BEN (or other applicable form) and certify, under penalties of perjury, that you are not a U.S. person and you qualify for treaty benefits; or

  •
  if the shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

        Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Exchange of Class A Common Stock

        Subject to the discussion below, relating the USRPHC rules, upon the sale, exchange, retirement or other disposition of an IDS, you will be treated as having sold, exchanged, retired or disposed of the related share of Class A common stock. You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our common stock unless:

  •
  such gain is effectively connected with your conduct of a trade or business in the United States, and, where a tax treaty applies, is attributable to your U.S. permanent establishment; or

  •
  you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met.

        If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We have determined that we are a USRPHC for U.S. federal income tax purposes. So long as the IDSs continue to be regularly traded on an established securities market, we believe that a Non-U.S. Holder could take the position that only a Non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) Class A common stock which, on the date it was acquired by such holder, had a fair market value greater than the fair market value on that date of 5% of the Class A common stock underlying the IDSs should be subject to U.S. federal income tax on the disposition of the IDSs or Class A common stock. However, there is no direct legal authority covering the appropriate treatment of a disposition of an interest in a USRPHC that has only units similar to the IDSs (and not shares of a class of its stock) which are regularly traded on an established securities market. Therefore, there can be no assurance that the IRS will not assert that the 5% rule discussed above is inapplicable and that all Non-U.S. Holders will be subject to U.S. federal income tax on the disposition of IDSs or Class A common stock as if they were U.S. Holders. Prospective investors should consult their tax advisors regarding the consequences of disposing of an interest in a USRPHC.

U.S. Federal Estate Tax

        Shares of our Class A common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Class B Common Stock

Consequences to U.S. Holders

Dividends

        The gross amount of dividends paid to you on our Class B common stock will be treated as dividend income to you to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includable in your gross income as ordinary income. The amount (if any) of dividends paid to you in excess of our current and accumulated earnings and profits will be treated as a tax-free return of your tax basis in your shares of Class B common stock and thereafter as capital gain. If you are a non-corporate taxpayer, dividends that we pay to you through 2008 will be subject to tax at long-term capital gain rates, provided certain holding period and other requirements are satisfied.

Sale or Exchange of Class B Common Stock

        Upon the sale, exchange, retirement or other disposition of shares of Class B common stock, you will recognize capital gain or loss in an amount equal to the difference between the amount realized and your tax basis in the shares of Class B common stock. Your tax basis in the shares of Class B common stock generally will be as described above under "The Recapitalization—Consequences to U.S. Holders—General Treatment." As discussed above, capital gains of non-corporate taxpayers derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to U.S. Holders other than certain exempt recipients (such as corporations), upon the receipt of nonstock consideration in the recapitalization, and on the payments of principal, interest and dividends on the notes and our common stock and on the proceeds of sale of Class B common stock, IDSs, notes and Class A common stock. A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report any dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished by you to the IRS.

Consequences to Non-U.S. Holders

Dividends

        Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If you wish to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, you will be required to:

  •
  complete IRS Form W-8BEN (or other applicable form) and certify, under penalties of perjury, that you are not a U.S. person and you qualify for treaty benefits; or

  •
  if the shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

        Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Exchange of Class B Common Stock

        Subject to the discussion below, relating to the USRPHC rules, you generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our Class B common stock unless:

  •
  such gain is effectively connected with your conduct of a trade or business in the United States, and, where a tax treaty applies, is attributable to your U.S. permanent establishment; or

  •
  you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met.

        If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We have determined that we are a USRPHC, for U.S. federal income tax purposes. So long as the IDSs continue to be regularly traded on an established securities market, we believe that a Non-U.S. Holder could take the position that only a Non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) Class B common stock which on the date it was acquired by such holder, had a fair market value greater than the fair market value on that date of 5% of the Class A common stock underlying the IDS should be subject to U.S. federal income tax on the disposition of the Class B common stock. However, there is no direct legal authority covering the appropriate treatment of a disposition of an interest in a USRPHC that has only units similar to the IDSs (and not shares of a class of its stock) which are regularly traded on an established securities market. Therefore, there can be no assurance that the IRS will not assert that the 5% rule discussed above is inapplicable and that all Non-U.S. Holders will be subject to U.S. federal income tax on the disposition of Class B common stock.

U.S. Federal Estate Tax

        Shares of our Class B common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        The amount of interest payments and dividends paid to you and the amount of tax, if any, withheld with respect to such payments will be reported annually to the IRS. Copies of the information returns reporting such interest payments, dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

        In general, backup withholding will be required with respect to payments made by us or any paying agent to you, unless you comply with the certification requirements described under "Notes—Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax" (and we or the paying agent do not have actual knowledge or reason to know that you are a U.S. person).

        Information reporting and, depending on the circumstances, backup withholding generally will apply to your receipt of non-stock consideration in the recapitalization and the Class B exchange, and on the payments of principal, interest and dividends and on the proceeds of a sale of shares of Class B common stock, IDSs, notes or shares of Class A common stock within the United States or conducted through U.S.-related financial intermediaries unless you comply with the certification requirements referred to in the fifth bullet under "Consequences to Non-U.S. Holders—Notes—U.S. Federal Withholding Tax" (and we or the paying agent do not have actual knowledge or reason to know that you are a U.S. person).

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished by you to the IRS.

Class B Exchange

Consequences to U.S. Holders

        All of your Class B common stock will be convertible into IDSs on the second anniversary of the public offering, provided no default or event of default under any indebtedness of the Company or any of its subsidiaries is then in effect. In the event that a default or event of default under any indebtedness of the Company or any of its subsidiaries is in effect on the second anniversary of the public offering, a Class B exchange may occur only at the time such default is cured or otherwise ceases to exist.

        In such case, you should recognize gain (but not loss) in an amount equal to the difference, if any, between (i) the fair market value of the IDSs you receive in the Class B exchange and (ii) your tax basis in your Class B common stock exchanged for the IDSs, but only to the extent of the fair market value of the notes underlying the IDSs that you receive in the Class B exchange. Any loss you realize as a result of the Class B exchange generally would not be recognized for U.S. federal income tax purposes.

        Your tax basis in the Class A common stock underlying the IDSs should be equal to your tax basis in your Class B common stock converted into IDSs, increased by the amount of any gain that you recognize and decreased by the fair market value of the notes underlying the IDSs that you receive in the Class B exchange. Your tax basis in the notes underlying the IDSs will be equal to their fair market value (determined as of the date of the Class B exchange).

        As described above under "The Recapitalization—Recharacterization of Gain as a Dividend," the character of any gain you recognize as a result of the Class B exchange will depend upon whether your receipt of the notes underlying the IDSs in the Class B exchange has the effect of a distribution of a dividend, in which case your recognized gain would be treated as a dividend to the extent paid out of your ratable share of the Company's accumulated earnings and profits, or is instead treated as a sale or exchange of your Class B common stock to the Company, in which case your recognized gain should be treated as capital gain.

        The preceding discussion assumes that your ownership of IDSs received in the Class B exchange will be treated as ownership of shares of Class A common stock and the notes underlying the IDSs, and that such notes are properly characterized as debt for U.S. federal income tax purposes, as described above. See "IDSs—Consequences to U.S. Holders—Ownership of IDSs" and "Notes—Consequences to U.S. Holders—Characterization as Debt." If the IDSs are not so treated, then the U.S. federal income tax consequences may differ significantly from the treatment described herein.

Consequences to Non-U.S. Holders

        As discussed above under "Class B Exchange—Consequences to U.S. Holders," all of your Class B common stock will be convertible into IDSs on the second anniversary of the public offering.

        To the extent that any gain you recognize in the Class B exchange is treated as capital gain under the rules described above under "The Recapitalization—Consequences to U.S. Holders—General Treatment" and subject to the discussion below, relating to the USRPHC rules, you generally will not be subject to U.S. federal income tax with respect to such gain unless:

  •
  such gain is effectively connected with your conduct of a trade or business in the United States, and, where a tax treaty applies, is attributable to your U.S. permanent establishment; or

  •
  you are an individual and hold shares of our Class B common stock as a capital asset, you are present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met.

        As discussed previously, we believe that we are a USRPHC for United States federal income tax purposes. So long as the IDSs continue to be regularly traded on an established securities market, we believe that a Non-U.S. Holder could take the position that only a Non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date disposition or the holder's holding period) Class B common stock which, on the date it was acquired by such holder, had a fair market value greater than the fair market value on that date of 5% of the Class A common stock underlying the IDSs should be subject to U.S. federal income tax on the disposition of the Class B common stock. However, there is no direct legal authority covering the appropriate treatment of a disposition of an interest in a USRPHC that has only units similar to the IDSs (and not shares of a class of its stock) that are regularly traded on an established securities market. Therefore, there can be no assurance that the IRS will not assert that the 5% rule discussed above is inapplicable and that all Non-U.S. Holders will be subject to U.S. federal income tax on the disposition of Class B common stock.

        To the extent that any gain you recognize in the final Class B exchange is treated as a dividend under the rules described above under "Class B Exchange—Consequences to U.S. Holders," such amounts generally would be subject to withholding as described above under "The Recapitalization—Consequences to Non-U.S. Holders—General Treatment."

Cancellation of Stock Options

        In general, for U.S. federal income tax purposes, the option holder will recognize ordinary income in an amount equal to the fair market value of the consideration paid to the holder at the time the option is cancelled, and the option holder will be subject to withholding on that amount. The tax basis of any Class B common stock or IDSs received by the holder as consideration will be the fair market value of those securities at the time the option is cancelled in exchange for those securities, including a separate tax basis in the Class A common stock and notes underlying the IDSs if the holder elects to receive IDSs. The applicable holding period for the securities so received also will commence at the time the option is cancelled in exchange for those securities.

        We urge you to consult with your tax advisor as to the particular consequences to you of the recapitalization and the different elections, including the applicable state, local and foreign laws.

        The preceding discussion is general in nature and does not consider any particular stockholder's or option holder's individual facts and circumstances. The tax consequences of the recapitalization to any particular stockholder or option holder will depend on his or her individual facts and circumstances. Thus, you are strongly urged to consult your own tax advisor as to the tax consequences to you of the recapitalization and the different elections.

THE RECAPITALIZATION

Transactions Related to the Recapitalization

        The recapitalization described in this proxy statement/prospectus is part of our overall plan to recapitalize and to refinance a portion of our existing debt. The recapitalization and refinancing will consist of the following transactions:

Concurrent Public Offerings

        We are currently engaged in a public offering of our IDSs and separate notes (not represented by IDSs), which we refer to together as the public offering in this document. We will use a portion of the proceeds of the public offering to make the cash payment to our existing equity investors in connection with the recapitalization. The price at which the IDSs will be initially offered to the public in the public offering, and the principal amount and interest rate of the notes, have not yet been determined, but will be determined at the pricing date of the public offering and will be the result of negotiations between KinderCare and the underwriters for the public offering. The cash amount and the number of shares of Class B common stock issued in the recapitalization will be determined at the pricing date of the public offering. We expect that the recapitalization will occur concurrently with the closing of the public offering; however, closing of the public offering is a condition to the recapitalization.

Revolving Credit Facility

        Concurrently with the closing of the recapitalization and the public offering, we will enter into an amendment to our existing senior secured credit facility with a syndicate of financial institutions. In this proxy statement/prospectus, we refer to this credit facility as the "revolving credit facility." Our existing revolving credit facility allows us to borrow up to $125.0 million until July 9, 2008 and is secured by first mortgages or deeds of trusts on 119 of our owned centers and certain other collateral. It includes borrowing capacity of up to $75.0 million for letters of credit and up to $10.0 million for selected short-term borrowings. See "Description of Certain Indebtedness—Revolving Credit Facility."

Tender Offer and Consent Solicitation

        Concurrently with the recapitalization and the public offering, we will commence a tender offer and consent solicitation with respect to all of our $179.4 million outstanding 9.5% senior subordinated notes due 2009 for an expected total consideration of $         million. The closing of the recapitalization and the public offering is conditioned upon the receipt of the tender and consent of at least a majority in aggregate principal amount of our outstanding senior subordinated notes due 2009. Holders of our senior subordinated notes due 2009 that provide consents are obligated to tender their notes in the offer, and holders of our senior subordinated notes due 2009 that tender their notes are obligated to provide consents. Upon obtaining the minimum required consents in the tender offer and consent solicitation, we will enter into a supplemental indenture with the trustee of the senior subordinated notes due 2009 that will eliminate all of the material restrictive covenants contained in the indenture governing the senior subordinated notes due 2009. The consummation of the tender offer and consent solicitation is conditioned upon the closing of this offering. We intend to redeem any senior subordinated notes due 2009 not tendered after the completion of this offering. We will use a portion of the net proceeds from this offering to pay for the senior subordinated notes due 2009 accepted for purchase in the tender offer and consent solicitation or redeemed by us after this offering. See "Description of Certain Indebtedness—Senior Subordinated Notes."

CMBS Mortgage Loan

        In July 2003, one of our subsidiaries entered into a loan agreement with various lenders to refinance our existing borrowings, referred to as the CMBS loan. The loan is secured by mortgages or deeds of trust on 475 child care centers owned by our subsidiary borrower, with a net book value of $326.1 million at March 5, 2004. Because these mortgaged centers, referred to as the CMBS centers, are owned by our subsidiary borrower and subject to the CMBS loan, recourse to the CMBS centers by our creditors, including holders of notes, will be effectively subordinated to recourse by holders of the CMBS loan. The subsidiary borrower under the CMBS loan will not guarantee the notes. We will use a portion of the net proceeds from this offering to pre-fund some CMBS loan amortization and interest payments. See "Description of Certain Indebtedness—Mortgage Loan."

Merger Consideration

        Elections.    At the effective time of the merger, each outstanding share of existing common stock will, at the election of the holder, be converted into the right to receive one of the following:

  •
  at least $            in cash, without interest, plus    IDS; or

  •
  at least $            in cash, without interest, plus    share of Class B common stock.

        Option holders will be provided with the same elections in connection with the cancellation of outstanding options with respect to a number of shares having a fair market value equal to the excess of the fair market value of the underlying shares at the time of the recapitalization over the exercise price of the stock option.

        Non-Electing Stockholders.    Stockholders and option holders who do not make an election (i.e., stockholders and option holders who do not return a properly completed form of election) will be treated as if they made a cash and IDS election.

        Proration.    The number of shares of Class B common stock to be distributed in the recapitalization cannot exceed                         shares, which represents        % of the outstanding voting power of KinderCare and        % of the overall value of KinderCare's equity after giving effect to the public offering, or    % of the outstanding voting power and        % of the overall value of KinderCare's equity if the over-allotment option to purchase additional IDSs is exercised in full. KKR and Oaktree have stated that they intend to elect to receive the full number of shares of Class B common stock that is available. Therefore, if any other stockholders make a cash and Class B election, then the cash and Class B common stock will be distributed in the manner described below. These proration provisions will not reduce the amount of cash that would otherwise be distributed to stockholders making either election (including non-electing stockholders), nor will it reduce the amount of cash or the number of IDSs distributed to stockholders making the cash and IDS election. The foregoing calculation will take into account the elections of option holders.

        The portion of the merger consideration to be received in the form of Class B common stock will depend, among other things, on the elections made by other stockholders and option holders. Thus, it will not be possible for a person making a cash and Class B election to know, at the time of making the election, the precise mix of consideration to be received.

        If the aggregate number of shares of Class B common stock elected to be received by stockholders under the cash and Class B election exceeds                        , then the number of shares of existing common stock owned by a stockholder that elects to receive Class B common stock will be converted into the right to receive:

  •
  $            multiplied by the number of shares of existing common stock owned by such stockholder; plus

  •
  the number of shares of Class B common stock determined by dividing                        by the aggregate number of shares of Class B common stock elected under the cash and Class B election (which quotient we refer to as the Class B proration factor); plus

  •
  the number of IDSs equal to the difference between one and the Class B proration factor.

        The foregoing calculation will take into account the elections of option holders in connection with the cancellation of outstanding options.

        Escrow of IDSs.    At the effective time of the merger, KinderCare will cause to be deposited with                        , for the benefit of the holders of the IDSs received as merger consideration, up to            IDSs to cover the underwriters' over-allotment option under the public offering or, alternatively, distributable to our existing stockholders. To the extent that the underwriters exercise their over-allotment option within the 30-day period, the purchased IDSs will be released from the escrow account to the underwriters pursuant to the escrow agreement, and the purchase price received by us from the underwriters will be kept in an escrow account, for the benefit of the holders of the IDSs received as merger consideration, until the end of the 30-day period. Upon termination of the escrow, any cash remaining in the escrow account after compensation of the escrow agent and any other obligations under the escrow agreement and any IDSs (without interest) remaining in the escrow account will be distributed to KinderCare stockholders in proportion to the number of their IDSs that were held in escrow as part of the merger consideration. The escrow account will be governed by an escrow agreement between KinderCare and                        , as escrow agent, a copy of which is attached as Annex III to the recapitalization agreement. The recapitalization agreement is included in this document as Appendix A.

	If over-allotment option is not exercised	If over-allotment option is exercised in full
Example 1: Holder A owns 100 shares and makes a cash and Class B election	Holder A will receive: • $ in cash; • shares of Class B common stock; and • IDSs.	Holder A will receive: • $ in cash; • shares of Class B common stock; and • IDSs.
Example 2: Holder B owns 100 shares and makes a cash and IDS election	Holder B will receive: • $ in cash; and • IDSs.	Holder B will receive: • $ in cash; and • IDSs.

        You are urged to refer to the recapitalization agreement for details of the recapitalization and the terms and conditions of the recapitalization agreement. We have attached a copy of the recapitalization agreement to this document as Appendix A. See also "The Recapitalization Agreement" for a discussion of certain provisions not summarized above. The actual formulae to be used in proration calculations are described in Appendix C to which the foregoing discussion is subject.

Announcement of Final Terms of the Recapitalization; Announcement Date

        On the business day following the pricing date of the offerings, we will:

  •
  issue a press release setting forth certain information (described below) relating to the recapitalization; and

  •
  post this information on our website, www.kindercare.com.

        The press release and web posting described in the previous paragraph will include:

  •
  the amount of the cash proceeds to be received by us from the sale of the IDSs and separate notes if the public offering is completed;

  •
  a statement of the interest rates and any material terms of the notes sold as part of the IDSs and as the separate notes; and

  •
  a statement of the maximum number of shares of Class B common stock and the cash amount per share to be received by existing equity investors in the recapitalization.

        We call the date that we issue the press release the announcement date. On or promptly following the announcement date, we will also file with the SEC a post-effective amendment to our Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part to reflect the final pricing information of the offerings and the definitive terms of the recapitalization.

Option Plans; Restricted Stock; Other KinderCare Stock Plans

        Stock Option Plans.    We currently have in place two stock-based compensation plans. The 1997 Stock Purchase and Option Plan for Key Employees of KinderCare Learning Centers, Inc. and Subsidiaries and the 2002 Stock Purchase and Option Plan for Key California Employees of KinderCare Learning Centers, Inc. and Subsidiaries. Assuming that the recapitalization and the public offering result in a change of control of KinderCare, immediately prior to the recapitalization, all unvested options to purchase shares of our common stock held by our employees under our stock-based compensation plans will become fully vested. Outstanding options will cease to be exercisable and will be cancelled upon the recapitalization, but holders of cancelled options will be provided the same consideration as our existing stockholders in the recapitalization with respect to a number of shares having a fair market value equal to the "spread" of the relevant option (the excess of the fair market value of the underlying shares at the time of the recapitalization over the exercise price of the stock option).

        Management holders of restricted shares will be offered the same consideration as our existing stockholders in the recapitalization.

        Directors' Deferred Compensation Plan.    Under the KinderCare Learning Centers, Inc. Directors' Deferred Compensation Plan, non-employee members of our board of directors may elect to defer receipt and income taxation of all or a portion of their annual retainer. Any amounts deferred are credited to a phantom stock account. The number of shares of phantom stock credited to a director's account under the plan is determined based on the amount of deferred compensation divided by the then fair value per share, as defined in the plan, of our common stock.

        Distributions from the plan are made in cash and reflect the value per share of the common stock at the time of distribution, multiplied by the number of phantom shares credited to the director's account. Distributions from the plan occur upon the earlier of (1) the first day of the year following the director's retirement or separation from our board of directors or (2) termination of the plan.

        In connection with the recapitalization and public offering, we are evaluating an amendment or replacement of the plan to reflect our post-recapitalization capital structure.

        Long Term Incentive Plan.    Members of our management team will be identified by our compensation committee to participate in our new long term incentive plan, or LTIP. The purpose of the LTIP is to provide eligible participants with compensation opportunities that will enhance our ability to attract, retain and motivate key personnel and reward key senior management for significant performance. The LTIP will be administered by our compensation committee, which shall have the power to, among other things, determine:

  •
  those individuals who will participate in the LTIP;

  •
  the level of participation of each participant;

  •
  the maximum contribution to the LTIP in any given year;

  •
  the conditions that must be satisfied in order for the participants to vest and receive any amounts under the LTIP (including establishing specified performance targets that must be achieved in order for payment to occur); and

  •
  other conditions that the participants must satisfy in order to receive amounts under the LTIP.

        We intend to engage an outside compensation consulting firm to make recommendations to the compensation committee of our board of directors regarding the LTIP structure.

Effective Time of the Recapitalization

        The recapitalization will become effective upon the date that the certificate of merger is filed with the Secretary of State of the State of Delaware. This is expected to occur on                        , 2004, following the special meeting.

Listing

        We are in the process of obtaining the necessary approval from                        in order to list the IDSs under the symbol "            ." KinderCare's common stock is currently listed for quotation on the OTC Bulletin Board maintained by the Nasdaq Stock Market, Inc. and in the "pink sheets" under the symbol "KDCR." We do not expect that the Class A common stock or the Class B common stock will trade on an exchange and we currently do not expect an active trading market for the Class A common stock or the Class B common stock to develop. However, we will use reasonable efforts to list the Class A common stock for separate trading on                        if a sufficient number of shares of Class A common stock are held separately to meet the minimum distribution requirements for separate trading of                        for at least 30 consecutive trading days. The Class A common stock and the Class B common stock will be freely transferable without restriction or further registration under the Securities Act, unless purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.

Regulatory Approvals

        To complete the recapitalization:

  •
  KinderCare must file a certificate of merger and our restated certificate of incorporation with the Secretary of State of Delaware;

  •
  KinderCare may need to obtain approval from child care licensing authorities in certain states to complete the recapitalization, other than those which, if not obtained, would not have a material adverse effect on KinderCare; and

  •
  if a filing becomes necessary under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, all waiting periods under that act must have expired or terminated.

        KinderCare does not need to comply with any other federal or state regulatory requirements or obtain any other regulatory approvals to complete the recapitalization.

Estimated Fees and Expenses

        The following table sets forth the estimated expenses incurred and to be incurred by us in connection with the reclassification. These fees will be paid by us. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and listing fees.

Filing/registration fees		$26,808
Listing fees		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Financial advisory fees and expenses		*
Exchange agent fees and expenses		*
Information agent fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Appraisal Rights

        If the recapitalization is completed, you will be entitled to seek an appraisal of, and be paid in cash the "fair value" of, your shares instead of receiving the merger consideration that you would otherwise be entitled to under the recapitalization agreement. These rights are commonly referred to as "appraisal rights." Section 262 of the Delaware General Corporation Law sets forth the requirements that must be satisfied and the procedures that must be followed to exercise appraisal rights. Section 262 is reproduced in Appendix B to this proxy statement/prospectus. You should read Appendix B in its entirety for a more complete description of your appraisal rights under Delaware law. The following discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the full terms of Section 262.

        Any stockholders who are entitled to appraisal rights must, in order to exercise such rights, demand and perfect such rights in accordance with Section 262. Failure to satisfy the requirements and follow the procedures set forth in Section 262 may result in a loss of appraisal rights. If you demand appraisal but are determined not to be entitled to such rights or otherwise lose such rights, you will be entitled to receive the merger consideration (without interest) that you would have been entitled to under the terms of the recapitalization agreement if you had not sought to exercise appraisal rights.

        Appraisal rights are available only to record holders of shares. If you are not a record holder and you wish to exercise appraisal rights in respect of shares in which you have a beneficial interest and which are held of record by or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.

        Section 262 requires us to notify you, at least 20 days before the special meeting, as to the availability of appraisal rights and to provide you with a copy of Section 262. This proxy statement/prospectus, including Appendix B, serves as the required notice.

        To exercise your appraisal rights, you must:

  •
  deliver to us before the vote on the recapitalization agreement a written demand for an appraisal of your shares;

  •
  continuously hold your shares from the date you deliver a written demand for an appraisal through the effective date of the recapitalization; and

  •
  not vote in favor of the recapitalization agreement.

        In addition, if neither any stockholder who has demanded appraisal rights nor KinderCare has filed a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares seeking appraisal within 120 days after the effective date of the recapitalization, then all stockholders' appraisal rights will be lost. We have no obligation and do not intend to file such an appraisal petition. Accordingly, it is the obligation of the stockholders seeking appraisal to file an appropriate appraisal petition with the Court of Chancery within the 120 day time period prescribed by Section 262.

        Any demand for an appraisal must be in writing, signed and mailed or delivered to:

    KinderCare Learning Centers, Inc.
    650 N.E. Holladay Street, Suite 1400
    Portland, Oregon 97232
    Attn: Eva M. Kripalani,
               Senior Vice President, General
               Counsel and Secretary

        A written demand must reasonably inform us of the identity of the stockholder and of the stockholder's intent to demand appraisal of his, her or its shares of our stock. Voting against the recapitalization or otherwise failing to vote for the recapitalization will not by itself constitute a demand for an appraisal or sufficient notice of an election to exercise appraisal rights. If you sell or otherwise transfer or dispose of your shares before the effective time of the recapitalization, you will lose your appraisal rights with respect to those shares.

        A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise appraisal rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being sought. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

        If the recapitalization is completed, we will send, within 10 days after the effective date of the recapitalization, notice of the effective date of the recapitalization to each stockholder who has properly demanded appraisal rights under Section 262 and has not voted in favor of the recapitalization agreement. If your shares are held in brokerage accounts or other nominee forms and you wish to exercise appraisal rights, you are urged to consult with your broker to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

        If you have complied with the requirements for exercising appraisal rights, then during the 120 days following the effective date of the recapitalization, you may request from us a statement as to the aggregate number of shares not voted in favor of the recapitalization agreement and with respect to which demands for appraisal have been timely received and the number of former holders of those shares. Upon receiving any such request, which must be made in writing, we will mail a statement of that information to you within 10 days.

        If a petition for an appraisal is filed within the 120-day period prescribed by Section 262 and a copy thereof is served upon KinderCare, we will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly certified list containing the names and addresses of all stockholders who have demanded appraisal of their shares of KinderCare common stock and with whom agreements as to the value of their shares have not been reached. After notice to such holders as required by the Delaware Court of Chancery, the Delaware Court of Chancery may hold a hearing on the petition to determine the stockholders who have complied with Section 262 of the Delaware General Corporation Law and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the former stockholders who demanded appraisal of their shares of KinderCare common stock to submit their stock certificate to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding. If any former stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such former stockholder. After determining the former stockholders entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of KinderCare common stock. The determination of fair value will not include any element of value arising from the accomplishment or expectation of the recapitalization. The court will also determine a fair rate of interest, if any, to be paid upon the amount determined to be the fair value of the shares. The court may determine that the fair value of the shares is more than, the same as or less than the value of the consideration that you otherwise would have been entitled to receive under the recapitalization agreement. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that a stockholder's statutory appraisal remedy may or may not be a dissenter's exclusive remedy, depending on the factual circumstances.

        The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a stockholder, the court may order that all or a portion of the expenses incurred by any stockholder in an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

        If you have duly demanded an appraisal of your shares in compliance with Section 262 and have not effectively withdrawn such demand for appraisal, you will not, after the effective date of the merger, be entitled to vote those shares for any purpose, nor will you be entitled to the payment of dividends or other distributions on those shares, except for dividends or other distributions payable to stockholders as of a record date before the effective date of the merger.

        You may withdraw your demand for appraisal of your shares within 60 days after the effective date of the recapitalization. Any attempt to withdraw your demand more than 60 days after the effective date of the recapitalization will require our written approval. Once a petition for appraisal is filed with the Delaware Court of Chancery, the appraisal proceeding may not be dismissed without court approval. If your demand for appraisal rights has been effectively withdrawn, you will receive the consideration in the recapitalization which you would otherwise be entitled to (without interest), based on the elections, if any, you made and the treatment of other stockholders who made or did not make any such elections.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization at March 5, 2004:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis as if the public offering, including the use of proceeds from the public offering and our recapitalization, had occurred on that date and we had amended the revolving credit facility on that date.

	At March 5, 2004
	Actual	Adjustments	Pro Forma As Adjusted Assuming No Exercise of the Over- Allotment Option	Adjustments	Pro Forma As Adjusted Assuming Full Exercise of the Over- Allotment Option
	(in thousands)
Cash and cash equivalents	$34,557	$	$	$	$

Long-term obligations, including current portion:
Current maturities of long-term debt	$7,580	$	$	$	$
Revolving credit facility	11,000
Mortgage loan	294,588
Industrial revenue bonds	8,500
senior subordinated notes	—
9.5% senior subordinated notes due 2009 (1)	194,423
8.0% notes due 2008	979
Capital lease obligations	15,333

Total long-term debt	532,403

Redeemable portion of Class B common stock	—

Stockholders' equity
Common stock, $0.01 par value per share (2)	197
Class A common stock, $0.01 par value per share (3)	—
Class B common stock, $0.01 par value per share (4)	—
Additional paid-in capital	26,800
Notes receivable from stockholders	(1,933)
Retained earnings	116,686
Accumulated other comprehensive income (loss)	429

Total stockholders' equity	142,179

Total capitalization	$674,582	$	$	$	$

(1)
On March 29, 2004, we redeemed approximately $15.0 million in aggregate principal amount of our 9.5% senior subordinated notes due 2009.

(2)
100.0 million shares authorized actual and as adjusted (no exercise and full exercise); issued and outstanding: 19,721,646. After completion of our recapitalization, this class of common stock will no longer exist.

(3)
After our recapitalization, 100.0 million shares authorized; issued and outstanding:                        shares as adjusted (no exercise),            shares as adjusted (full exercise).

(4)
After our recapitalization, 20.0 million shares authorized; issued and outstanding:            shares.

COMPARATIVE PER SHARE DATA

        The following table shows the book value per share, earnings (loss) per share and dividends declared per share on a historical and pro forma basis for our existing common stock, the new Class A common stock represented by the IDSs and the new Class B common stock. KinderCare derived the pro forma per share information from the unaudited pro forma consolidated financial statements presented elsewhere in this document. The table should be read in conjunction with the selected historical consolidated financial data and historical consolidated financial statements, and related schedules and notes thereto, included in this document.

Fiscal Year Ended May 30, 2003
	Existing Common Stock	Class A Common Stock	Class B Common Stock
Book value per share
Reported	$	$	$
Pro forma	$	$	$
Cash dividends declared per share
Reported	$	$	$
Pro forma	$	$	$
Earnings per share—basic
Reported	$	$	$
Pro forma	$	$	$
Earnings per share—diluted
Reported	$	$	$
Pro forma	$	$	$

MARKET PRICE OF EXISTING COMMON STOCK AND DIVIDEND INFORMATION

        Our existing common stock is quoted on the OTC Bulletin Board under the symbol "KDCR." The following table shows the range of the high and low sale prices of shares of our existing common stock, as reported on the OTC Bulletin Board for each quarterly period during the last three years. KinderCare's fiscal year ends on the Friday closest to May 31. The information presented refers to the 52 weeks ended May 30, 2003 as "fiscal 2003" and the 52 weeks ended May 31, 2002 as "fiscal 2002." The 12 weeks ended December 13, 2003 is the second quarter of fiscal 2004 and the 12 weeks ended December 13, 2002 is the second quarter of fiscal 2003. Our first fiscal quarter is comprised of 16 weeks, while the remaining quarters are each comprised of 12 weeks.

        During the past two fiscal years and the forty weeks ended March 5, 2004, we have not declared or paid any cash dividends or distributions on our capital stock.

	High	Low
Fiscal 2002
First Quarter	$13.00	$12.75
Second Quarter	15.00	12.75
Third Quarter	15.00	8.00
Fourth Quarter	11.50	8.50
Fiscal 2003
First Quarter	$11.50	$11.25
Second Quarter	11.25	11.01
Third Quarter(a)	11.01	11.01
Fourth Quarter	15.00	11.01
Fiscal 2004
First Quarter	$16.00	$13.25
Second Quarter	13.00	10.00
Third Quarter	11.50	9.00
Fourth Quarter (through April 20, 2004)	10.00	8.00

(a)
No sales reported in this quarter.

        Recent Share Prices.    On April 20, 2004, the last trading day before the public announcement of the recapitalization, the last sale price of the existing common stock quoted on the OTC Bulletin Board was $9.40. On                        , 2004, the last trading day before the effectiveness of the registration statement on Form S-4 containing this proxy statement/prospectus, the last sale price of existing common stock quoted on the OTC Bulletin Board was $            . We cannot assure you as to the market price of the existing common stock at any time before the recapitalization or as to the market price of the IDSs or the new Class A and Class B common stock after the recapitalization.

        The market price of the IDSs or the Class A common stock represented thereby will not be correlated to the historical market price of our existing common stock. For more information, see "Risk Factors—Risks Relating to the IDSs, the Shares of Class A Common Stock, the Shares of Class B Common Stock and the Notes—Before the recapitalization and the public offering, there was no public market for our IDSs, notes, Class A common stock or Class B common stock and an inactive public market for shares of our then-outstanding common stock. The price of the IDSs or notes may fluctuate substantially, which could negatively affect holders of IDSs."

DIVIDEND POLICIES

        Upon the closing of the recapitalization and the public offering, our board of directors is expected to adopt a dividend policy pursuant to which, in the event and to the extent we have lawfully available funds for distribution to the holders of shares of our Class A and Class B common stock as of each            ,             ,             and            , and subject to applicable law, as described below, and the terms of the revolving credit facility, the indenture governing our notes and any other then-outstanding indebtedness of ours, our board of directors will declare cash dividends on our Class A and Class B common stock. Pursuant to our restated certificate of incorporation, the dividend rate on the Class B common stock will equal    multiplied by the dividend rate on each share of Class A common stock. The initial dividend rates on the Class A and Class B common stock are expected to be equal to $                      and $                      , respectively, per share per annum, subject to adjustment. We expect to pay dividends on or about each            ,            ,             and  .

        Dividends on the Class A and Class B common stock will be pari passu with one another based on their relative dividend rates. We cannot declare dividends on our Class A common stock unless at such time the corresponding proportionate dividend is declared on our Class B common stock.

        If we have any remaining cash after the payment of dividends as contemplated above, our board of directors may, in its sole discretion, decide to use that cash to fund capital expenditures or acquisitions, repay indebtedness, pay additional dividends or for general corporate purposes.

        The indenture governing our notes restricts our ability to declare and pay dividends on our common stock as follows:

  •
  we may not pay dividends if such payment will exceed certain amounts to be specified in "Description of Notes;"

  •
  we may not pay dividends while interest on the notes is being deferred or, after the end of any interest deferral, so long as any deferred interest has not been paid in full; and

  •
  we may not pay any dividends if a default or event of default under the indenture has occurred and is continuing.

        We expect that our amended revolving credit facility will contain restrictions on our ability to declare and pay dividends on our common stock. In addition, we may enter into other borrowing agreements that impose restrictions on our ability to declare dividends with respect to our common stock.

        Our board of directors may, in its discretion, amend or repeal these dividend policies. Our board of directors may decrease the level of dividends provided for in these dividend policies or discontinue entirely the payment of dividends.

        Future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Under Delaware law, our board of directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years.

        During the past two fiscal years and the first forty weeks of fiscal year 2004, we have not declared or paid any cash dividends or distributions on our capital stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth selected historical consolidated financial and other data. Our fiscal year ends on the Friday closest to May 31. The fiscal years are typically comprised of 52 weeks. However, fiscal year 2000 included 53 weeks. The first quarter is comprised of 16 weeks, while the second, third and fourth quarters are each comprised of 12 weeks.

        The information in the following table should be read together with our audited consolidated financial statements for fiscal years 1999 and 2000, which are not included herein, fiscal years 2001, 2002 and 2003 and the related notes, our unaudited consolidated financial statements for the forty weeks ended March 7, 2003 and March 5, 2004 and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all as included elsewhere in this proxy statement/prospectus. The figures for interim periods shown below are not necessarily indicative of results for the applicable full fiscal year.

	Fiscal Year Ended										Forty Weeks Ended
	May 28, 1999		June 2, 2000 (53 Weeks)		June 1, 2001		May 31, 2002		May 30, 2003		March 7, 2003		March 5, 2004
	(in thousands, except per share amounts and child care center data and ratios)
Statement of Operations Data:
Revenues, net	$610,667		$673,798		$721,076		$806,746		$838,584		$635,097		$649,105
Operating expenses	549,977		598,939		646,562		732,583		766,170		585,299		599,913
Operating income	60,690		74,859		74,514		74,163		72,414		49,798		49,192
Interest expense, net (a)	(41,349)		(44,979)		(48,233)		(43,512)		(40,612)		(31,576)		(36,060)
Loss on minority investment (b)	—		—		—		(2,265)		(6,700)		—		—
Income tax expense	(7,576)		(11,298)		(10,095)		(11,213)		(9,940)		(7,215)		(5,605)
Income from continuing operations	11,765		18,582		16,186		17,173		15,162		11,007		7,527
Net income	13,526		19,963		15,671		16,543		13,415		10,055		6,389
Per Share Data (c):
Basic net income per share	$0.71		$1.05		$0.82		$0.83		$0.68		$0.51		$0.32
Diluted net income per share	0.70		1.04		0.81		0.82		0.67		0.51		0.32
Balance Sheet Data (at end of period):
Property and equipment, net	$560,367		$607,032		$660,112		$697,638		$660,939		$673,842		$716,887
Total assets	638,797		695,570		805,367		845,451		811,093		819,929		905,590
Total long-term obligations, including current portion	441,371		475,175		540,602		549,240		470,976		536,325		532,403
Stockholders' equity	51,790		76,673		106,731		123,269		135,159		126,536		142,179
Other Financial Data:
Net cash provided by operating activities	61,810		61,197		69,671		87,466		78,359		48,461		59,220
EBITDA (d)	100,974		117,132		120,807		130,155		123,386		93,212		94,634
Rent	27,773		28,207		37,296		46,910		51,770		39,514		41,709
Ratio of earnings to fixed charges (e)	1.35	x	1.53	x	1.42	x	1.45	x	1.42	x	1.39	x	1.25	x
Comparable center net revenue growth (f)	5.1%		8.4%		3.1%		1.1%		1.4%		1.3%		0.0%
Capital expenditures (g)	$92,139		$82,473		$94,269		$95,843		$83,114		$69,731		$41,345
Child Care Center Data:
Number of centers at end of period	1,160		1,169		1,242		1,264		1,264		1,264		1,245
Center licensed capacity at end of period	146,000		150,000		162,000		166,000		167,000		167,000		166,000
Average weekly tuition rate (h)	$113.45		$120.75		$129.34		$137.72		$144.45		$143.85		$152.04
Occupancy (i)	69.9%		69.8%		68.3%		65.6%		63.3%		62.5%		59.3%

Notes to Selected Historical Consolidated Financial and Other Data

(a)
Interest expense, net was comprised of the following, in thousands:

	Fiscal Year Ended					Forty Weeks Ended
	May 28, 1999	June 2, 2000 (53 Weeks)	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
Interest income	$490	$386	$582	$560	$420	$215	$712
Interest expense	(41,839)	(45,365)	(48,815)	(44,072)	(41,032)	(31,791)	(31,563)
Loss on the early extinguishment of debt	—	—	—	—	—	—	(5,209)

	$(41,349)	$(44,979)	$(48,233)	$(43,512)	$(40,612)	$(31,576)	$(36,060)
(b)
Investments, wherein we do not exert significant influence or own over 20% of the investee's stock, are accounted for under the cost method. During fiscal years 2002 and 2003, we wrote down a minority investment by $2.3 million and $6.7 million, respectively.

(c)
The per share amounts have been adjusted to reflect the 2-for-1 stock split, which was effective August 19, 2002.

(d)
EBITDA was calculated as follows, in thousands:

	Fiscal Year Ended					Forty Weeks Ended
	May 28, 1999	June 2, 2000 (53 Weeks)	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
Net income	$13,526	$19,963	$15,671	$16,543	$13,415	$10,055	$6,389
Interest expense, net	41,349	44,979	48,233	43,512	40,612	31,576	36,060
Income tax expense	7,576	11,298	10,095	11,213	9,940	7,215	5,605
Depreciation and amortization	36,464	38,951	45,315	57,533	57,284	42,997	46,153
Discontinued operations:
Interest expense	3	10	5	6	1	1	—
Income taxes	1,136	840	171	(412)	(1,145)	(623)	(848)
Depreciation	920	1,091	1,317	1,760	3,279	1,991	1,275

EBITDA	$100,974	$117,132	$120,807	$130,155	$123,386	$93,212	$94,634

        EBITDA is a non-GAAP financial measure of our liquidity. We believe EBITDA is a useful tool for certain investors and creditors for measuring our ability to meet debt service requirements. Additionally, management uses EBITDA for purposes of reviewing our results of operations on a more comparable basis. EBITDA does not represent cash flow from operations as defined by GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered an alternative to net income under GAAP for purposes of evaluating our results of operations. A reconciliation of EBITDA to net cash provided by operating activities was as follows, in thousands:

	Fiscal Year Ended					Forty Weeks Ended
	May 28, 1999	June 2, 2000 (53 Weeks)	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
Net cash provided by operating activities	$61,810	$61,197	$69,671	$87,466	$78,359	$48,461	$59,220
Income tax expense	7,576	11,298	10,095	11,213	9,940	7,215	5,605
Deferred income taxes	(6,703)	(4,271)	116	(6,431)	10,968	(5,624)	9,103
Interest expense, net	41,349	44,979	48,233	43,512	40,612	31,576	36,060
Effect of discontinued operations on interest and taxes	1,139	850	176	(406)	(1,144)	(622)	(848)
Change in operating assets and liabilities	(3,567)	3,279	(6,997)	(4,769)	(16,332)	12,052	(16,937)
Other non-cash items	(630)	(200)	(486)	(429)	983	154	2,431

EBITDA	$100,974	$117,132	$120,807	$130,155	$123,386	$93,212	$94,634

(e)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, discontinued operations and a cumulative effect of a change in accounting principle, plus fixed charges. Fixed charges consist of interest expense, including capitalized interest, on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases representing that portion of rental expense that we deemed to be attributable to interest.

(f)
Comparable center net revenues include those centers that have been open and operated by us at least one year. Therefore, a center is considered comparable during the first four-week period it has prior year net revenues. Non-comparable net revenues include those generated from centers that have been closed and our revenues from distance learning services. The fiscal year ended June 2, 2000 included 53 weeks of operations. If fiscal year 2000 were adjusted to a 52 week basis, the comparable center net revenue growth would have been 5.2% in fiscal year 2001 and 6.2% in fiscal year 2000.

(g)
Capital expenditures included the following, in thousands:

	Fiscal Years Ended					Forty Weeks Ended
	May 28, 1999	June 2, 2000 (53 weeks)	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
New center development	$57,633	$36,631	$44,254	$63,990	$50,651	$44,274	$21,379
Maintenance capital expenditures	34,506	45,842	50,015	31,853	32,463	25,457	19,966

	$92,139	$82,473	$94,269	$95,843	$83,114	$69,731	$41,345

(h)
We calculate the average weekly tuition rate as the actual tuition charged, net of discounts, for a specified time period, divided by "full-time equivalent," or FTE, attendance for the related time period. FTE attendance is not a strict head count. Rather, the methodology determines an approximate number of full-time children based on weighted averages. For example, an enrolled full-time child equates to one FTE, while a part-time child enrolled for five half-days equates to 0.5 FTE. The FTE measurement of center capacity utilization does not necessarily reflect the actual number of full- and part-time children enrolled.

(i)
Occupancy is a measure of the utilization of center capacity. We calculate occupancy as the FTE attendance divided by the sum of the centers' licensed capacity during the related time period.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

        The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. We are providing the following unaudited pro forma condensed consolidated financial information because the effect of the public offering and recapitalization on our financial information is material.

        The unaudited pro forma condensed consolidated balance sheet assumes that each of the following had occurred on March 5, 2004, and the unaudited pro forma condensed consolidated statements of operations for the fiscal year ended May 30, 2003 and the forty weeks ended March 5, 2004 assume that each of the following had occurred on June 1, 2002:

  •
  the public offering of IDSs (assuming the underwriters do not exercise their over-allotment option) and notes sold separately (not represented by IDSs);

  •
  the conversion of shares of our existing common stock into cash, IDSs and shares of our Class B common stock in the recapitalization (in amounts assuming the underwriters do not exercise their over-allotment option);

  •
  the amendment of our existing revolving credit facility;

  •
  the repurchase in the tender offer or redemption of all of our 9.5% senior subordinated notes due 2009; and

  •
  the pre-funding of CMBS loan amortization and interest payments.

        We anticipate having to pay call premiums of approximately $             million in order to repurchase or redeem our existing $194.4 million of 9.5% senior subordinated notes due 2009 outstanding at March 5, 2004. We also anticipate taking a write-off of deferred financing costs of $             million associated with the early extinguishment of our $194.4 million of 9.5% senior subordinated notes due 2009 outstanding at March 5, 2004. These call premiums and write-offs of deferred financing costs, which total $             million, are not reflected in the unaudited pro forma condensed consolidated statements of operations for the year ended May 30, 2003 or the forty weeks ended March 5, 2004.

        The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the public offering and recapitalization for which we are giving pro forma effect actually occurred on the dates or for the periods indicated described in the accompanying notes, nor is such unaudited pro forma condensed consolidated financial information necessarily indicative of the results to be expected for the full year or any future period. A number of factors may affect our results. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

        The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma condensed consolidated statements of operations and balance sheet provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed consolidated financial information. You should read the unaudited pro forma condensed consolidated financial information in conjunction with "Summary—Transactions Related to the Recapitalization," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Consolidated Balance Sheet
At March 5, 2004

	Historical Consolidated	Pro Forma Adjustments		Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	$34,557	$	(a)(b)(c)(d)(e)	$
Receivables, net	30,091
Prepaid expenses and supplies	8,175
Deferred income taxes	11,063
Assets held for sale	4,238

Total current assets	88,124
Property and equipment, net	716,887
Deferred income taxes	15,771
Goodwill	42,565
Deferred financing costs	19,982		(c)(d)(e)
Other assets	22,261

	$905,590	$		$

Liabilities and Stockholders' Equity
Current liabilities:
Bank overdrafts	$6,644	$	(d)(e)	$
Accounts payable	7,496
Current portion of long-term debt	7,580
Accrued expenses and other liabilities	109,441		(d)(e)

Total current liabilities	131,161
Long-term debt	509,490		(a)(b)(d)(e)
Noncurrent self-insurance liabilities	32,417
Deferred income taxes	5,059
Other noncurrent liabilities	85,284

Total liabilities	763,411

Redeemable portion of Class B common stock	—		(b)

Stockholders' equity:
Preferred stock	—
Common stock	197		(a)(b)
Class A common stock	—		(a)(b)
Class B common stock	—		(a)(b)
Additional paid-in capital	26,800
Notes receivable from stockholders	(1,933)
Retained earnings	116,686		(d)(e)
Accumulated other comprehensive income	429

Total stockholders' equity	142,179

	$905,590	$		$

The notes to this unaudited pro forma condensed consolidated balance sheet are an integral part of the pro forma financial information presented.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Fiscal Year Ended May 30, 2003
(in thousands)

	Historical Consolidated	Pro Forma Transactions Adjustments		Pro Forma Consolidated
Revenues, net	$838,584	$		$

Operating expenses:
Salaries, wages and benefits	462,361
Depreciation and amortization	57,284
Rent	51,770
Provision for doubtful accounts	4,954
Other	189,801

Total operating expenses	766,170

Operating income	72,414
Investment income	420
Interest expense	(41,032)		(f)(g)
Loss on the early extinguishment of debt	—
Loss on minority investment	(6,700)

Income from continuing operations before income taxes	25,102
Income tax expense	(9,940)

Income from continuing operations	$15,162	$		$

The notes to this unaudited pro forma condensed consolidated statement of operations are an integral part of the pro forma financial information presented.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Forty Weeks Ended March 5, 2004
(in thousands)

	Historical Consolidated	Pro Forma Transactions Adjustments		Pro Forma Consolidated
Revenues, net	$649,105	$		$

Operating expenses:
Salaries, wages and benefits	358,880
Depreciation and amortization	46,153
Rent	41,709
Provision for doubtful accounts	4,639
Other	148,532

Total operating expenses	599,913

Operating income	49,192
Investment income	712
Interest expense	(31,563)		(h)(i)
Loss on the early extinguishment of debt	(5,209)
Loss on minority investment	—

Income from continuing operations before income taxes	13,132
Income tax expense	(5,605)

Income from continuing operations	$7,527	$		$

The notes to this unaudited pro forma condensed consolidated statement of operations are an integral part of the pro forma financial information presented.

Notes to the Unaudited Pro Forma Condensed
Consolidated Financial Information

1.    Basis of Presentation

        The unaudited pro forma condensed consolidated balance sheet at March 5, 2004 presents our consolidated financial position assuming the public offering of IDSs (assuming the underwriters do not exercise their over-allotment option) and separate notes, the exchange of shares of our existing common stock for cash, IDSs and shares of our Class B common stock in the recapitalization (in amounts assuming the underwriters do not exercise their over-allotment option), the amendment of our existing revolving credit facility, the repurchase in the tender offer or redemption of all of our 9.5% senior subordinated notes due 2009, and the pre-funding of CMBS loan amortization and interest payments, had been completed on that date. Our unaudited pro forma condensed consolidated statements of operations for the fiscal year ended May 30, 2003 and the forty weeks ended March 5, 2004 present our consolidated results of operations assuming that the recapitalization and public offering had been completed on June 1, 2002. In our opinion, these statements include all material adjustments necessary to reflect, on a pro forma basis, the impact of the public offering and the recapitalization on our historical financial information. The pro forma adjustments set forth in the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Unaudited Pro Forma Condensed Consolidated Statements of Operations are described more fully in Note 2, "Pro Forma Assumptions and Adjustments," below.

        You should read this unaudited pro forma condensed consolidated financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. Our unaudited pro forma condensed consolidated financial information has been presented for informational purposes only and does not necessarily reflect our results of operations or financial position that would have existed had we operated with the public offering and the recapitalization for the periods presented and should not be relied upon as being indicative of our future results after the public offering and the recapitalization.

2.    Pro Forma Assumptions and Adjustments

Unaudited Pro Forma Condensed Consolidated Balance Sheet at March 5, 2004

        The unaudited pro forma condensed consolidated balance sheet has been prepared to reflect the following transactions as if they had occurred on March 5, 2004. Actual amounts could vary from these pro forma adjustments.

(a)
The public offering of IDSs and separate notes.

We expect to offer for sale            IDSs and $            aggregate principal amount of separate notes for gross proceeds of $            and net proceeds of $            , after deducting underwriters' fees and transaction expenses which are currently estimated at $            . These IDSs will represent            shares of our Class A common stock and $            of notes, bearing interest at            %, assuming the underwriters do not exercise their over-allotment option for the IDSs.

(b)
The conversion of shares of our existing common stock into cash, IDSs and shares of our Class B common stock in the recapitalization.

We expect to exchange all of our outstanding shares of common stock for $            of cash, using proceeds from the public offering, plus IDSs and shares of Class B common stock.

After the second anniversary of the recapitalization and subject to satisfaction of certain conditions, each share of Class B common stock may be converted at the option of the holder into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding at the time of such conversion, one share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS. In addition, at any time on or after the third anniversary of the recapitalization, we will have the option to force conversion of all of the shares of Class B common stock into IDSs on the same terms and subject to the same conditions referred to above. Accordingly, the portion of the Class B common stock exchangeable into senior subordinated debt may be classified as either long-term debt or mezzanine equity. Currently we are presenting this Class B common stock as mezzanine equity.

(c)
The amendment of our existing revolving credit facility.

We expect to amend our existing revolving credit facility of $            and to incur debt issuance costs of $            in securing the amendment, which we intend to pay with proceeds from the public offering and cash on hand. The new revolving credit facility is expected to have a term of    years. The undrawn revolving line of credit, if used, is expected to bear interest at            . To the extent the revolving line of credit remains undrawn, we expect to incur a commitment fee of            % per year.

(d)
The repurchase in full of all outstanding 9.5% senior subordinated notes due 2009.

We intend to use $            of the expected net proceeds from the public offering to repay and retire in full the $            outstanding under our 9.5% senior subordinated notes due 2009 together with $            of accrued interest at March 5, 2004 and a call premium of $            through the tender offer and, if required, redemption. We also expect to write-off the deferred financing costs associated with the early extinguishment of the existing senior subordinated notes due 2009, which were $            , respectively, at March 5, 2004.

(e)
The pre-funding of CMBS loan amortization and interest payments.

We intend to use $            of the expected net proceeds from the public offering to pre-fund $            in amortization payments and $            interest payments under the CMBS loan.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Fiscal Year Ended May 30, 2003

        The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended May 30, 2003 has been prepared to reflect the following adjustments as if the public offering and the recapitalization had occurred on June 1, 2002. Only results from continuing operations are depicted. Actual amounts could vary from these pro forma adjustments.

(f)
Represents the elimination of historical interest costs associated with debt to be extinguished as a result of the transactions described in Note (d) and Note (e), or extinguished in previous financing transactions completed during fiscal year 2003.

(g)
Represents the addition of the interest costs associated with the amended revolving credit facility as discussed in Note (c) and the interest costs associated with the notes forming part of the IDSs and the separate notes as discussed in Note (a) and Note (b).

        The unaudited pro forma condensed consolidated statement of operations has not been adjusted to reflect the following because they are non-recurring:

  •
  the write-off of deferred financing costs associated with the debt to be extinguished early, as described in Note (d), which totaled $            at March 5, 2004;

  •
  the estimated premiums associated with the repayment of our 9.5% senior subordinated notes due 2009 as described in Note (d) which we estimate will total $            .

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Forty Weeks Ended March 5, 2004

        The unaudited pro forma condensed consolidated statement of operations for the forty weeks ended March 5, 2004 has been prepared to reflect the following adjustments as if the public offering and the recapitalization had occurred on June 1, 2003. Only results from continuing operations are depicted. Actual amounts could vary from these pro forma adjustments.

(h)
Represents the elimination of historical interest costs associated with debt to be extinguished as a result of the transactions described in Note (d), or extinguished in previous financing transactions completed during fiscal year 2003 and the forty weeks ended March 5, 2004.

(i)
Represents the addition of the interest costs associated with the amended revolving credit facility as discussed in Note (c) and the interest costs associated with the notes forming part of the IDSs and the separate notes as discussed in Note (a) and Note (b).

        The unaudited pro forma condensed consolidated statement of operations has not been adjusted to reflect the following because they are non-recurring:

  •
  the write-off of deferred financing costs associated with the debt to be extinguished early, as described in Note (d), which totaled $            at March 5, 2004;

  •
  the estimated premiums associated with the repayment of our 9.5% senior subordinated notes due 2009 as described in Note (d) which we estimate will total $            .

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with "Selected Historical Consolidated Financial and Other Data" and the consolidated financial statements and the related notes presented beginning on Page F-1 of this proxy statement/prospectus. We utilize a financial reporting schedule comprised of 13 four-week periods and our fiscal year ends on the Friday closest to May 31. The information presented refers to the 52 weeks ended June 1, 2001 as "fiscal year 2001," the 52 weeks ended May 31, 2002 as "fiscal year 2002" and the 52 weeks ended May 30, 2003 as "fiscal year 2003." Our first fiscal quarter is comprised of 16 weeks, while the remaining quarters are each comprised of 12 weeks.

Overview

        We are the nation's leading for-profit provider of early childhood education and care services based on number of centers and licensed capacity. We provide services to infants and children up to 12 years of age, with a majority of the children from the ages of six weeks to five years old. At March 5, 2004, licensed capacity at our centers was approximately 166,000, and we served approximately 126,000 children and their families at 1,245 child care centers. We distinguish ourselves by providing high quality educational programs, a professional, and well-trained staff and clean, safe and attractive facilities. We focus on the development of the whole child: physically, socially, emotionally, cognitively and linguistically. In addition to our primary business of center-based child care, we also own and operate a distance learning company serving teenagers and young adults through our subsidiary, KC Distance Learning, Inc.

Net Revenues

        We derive our net revenues primarily from the tuition we charge for attendance by children at our centers. Our tuition rates and net revenues can be significantly impacted by enrollment levels and factors affecting the enrollment mix at our centers. These factors include (i) enrollment levels by geographic location because we can command higher tuition rates in certain geographic areas like the northeast; (ii) the age mix of children enrolled because our tuition rates depend on the age of the child and are generally higher for younger children; (iii) the mix between full- and part-time attendance because we charge a premium rate for part-time enrollment and (iv) the level of participation in discount programs. Recently, net revenue growth has primarily resulted from the addition of new centers through internal development and acquisitions, and to a lesser extent due to increased tuition charges and expanded programs at existing centers.

        Tuition charges from our child care centers represent the majority of our net revenues. We collect tuition on a weekly basis in advance. The majority of our tuition is paid by individual families. Approximately 20% is paid at varying levels of subsidy by government agencies. In our employer-sponsored centers, tuition may be partly subsidized by the employers. We provide certain discounts to families, government agencies and employees. These include discounts with respect to government agency reimbursed rates, staff discounts, family discounts for multiple enrollments, marketing discounts for referrals or trial periods and employer-based discounts.

        Over the past several years, we have pursued a strategy of increasing our net revenues through enhanced center yield management. We have done so by balancing an increase in tuition rates against the gradual decline in occupancy at our centers and by expanding our fee-based service offerings. Our comparable center net revenues have grown moderately from fiscal year 2001 to fiscal year 2003 and were relatively flat during the forty weeks ended March 5, 2004. A center is included in comparable center net revenues when it has been open and operated by us for at least one year. Therefore, a center is considered comparable during the first four-week period it has prior year net revenues.

Non-comparable net revenues include those generated from centers that have been closed and from our distance learning services.

        We determine tuition rates based upon a number of factors, including the age of the child, full- or part-time attendance, enrollment levels, location and competition. Tuition rates are typically adjusted company-wide each year to coincide with the back-to-school periods. However, we may adjust individual classroom rates within a specific center at any time based on competitive position, occupancy levels and demand. In order to maximize enrollment, center directors may also adjust the rates at their center or offer discounts at their discretion, within limits. These rate discounts and adjustments are closely monitored by our field and corporate management. Our focus on pricing at the classroom level within our centers has enabled us to improve comparable center net revenue growth throughout the year without losing occupancy in centers where the quality of our services, demand and other market conditions support such increases. We believe that our reputation, brand awareness, educational offerings and focus on developing centers in growing and comparatively more affluent regions of the United States are some of the primary reasons we have been able to charge premium tuition rates.

        We calculate an average weekly tuition rate as the actual tuition charged, net of discounts, for a specified time period, divided by "full-time equivalent," or FTE, attendance for the related time period. FTE attendance is not a strict head count. Rather, the methodology determines an approximate number of full-time children based on weighted averages. For example, an enrolled full-time child equates to one FTE, while a part-time child enrolled for five half-days equates to 0.5 FTE. The FTE measurement of center capacity utilization does not necessarily reflect the actual number of full- and part-time children enrolled.

        The average weekly tuition rate has risen primarily due to the annual tuition rate increases we have instituted as well as the classroom specific tiered rates we have implemented. Although we have increased rates, in most cases our families experience lower tuition charges over time. This is due to the fact that within a specific center, the highest pricing levels exist in the infant program and the lowest pricing is charged in our school age offerings, as a result of the higher care requirements of younger children. The average weekly tuition rate is also impacted by shifts in enrollment within various geographic markets, enrollment mix between age segments, enrollment mix between full- and part-time attendance, participation levels within discount programs and the opening of new centers in markets that support rates at levels higher than our company average. Average tuition is also affected by regional concentrations, which may represent markets with significantly different tuition levels.

        Occupancy is a measure of the utilization of center capacity. We calculate occupancy as the FTE attendance divided by the sum of the center's licensed capacity during the related time period. We have experienced declines in our occupancy levels in recent years. We believe the factors contributing to these declines include reduced or flat government funding for child care assistance programs, increased unemployment rates and job losses and the general economic downturn. Our licensed capacity has increased from 162,000 at the end of fiscal year 2001 to 166,000 at March 5, 2004 due to new center openings and acquisitions. Typically, our new centers open with lower occupancy than our pre-existing center base.

        In addition to our tuition charges, we record revenues from fees and other income. We charge a reservation fee, typically at half of the normal tuition charge, for any full week that an enrolled child is absent from our centers. We also collect registration fees and fees to cover educational supplies at the time of enrollment and annually thereafter. We offer tutorial programs on a supplemental fee basis in the majority of our centers in the areas of literacy and reading, foreign language and mathematics. We also offer field trips, predominantly during the summer months, for an additional charge. Our child care centers earn other income from various sources, including management fees related to certain employer-sponsored contracts. In addition to our child care operations, our subsidiary, KC Distance

Learning, sells high school level courses via online and correspondence formats and provides related instructional services directly to private students, as well as to schools and school districts.

Seasonality

        New enrollments are generally highest during the traditional fall "back to school" period and after the calendar year-end holidays. Therefore, we attempt to focus our marketing efforts to support these periods of high re-enrollments. Enrollment generally decreases 5% to 10% during the summer months and calendar year-end holidays.

New Center Openings, Acquisitions and Center Closures

        We intend to continue to open 15 to 30 new centers each year. In addition, we will make selective acquisitions of existing high quality centers. We also continually evaluate our centers and close those, typically older, centers that are not generating positive cash flow. During the periods indicated, we opened, acquired and closed centers as follows:

	Fiscal Year Ended			Forty Weeks Ended
	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
Number of centers at the beginning of the period	1,169	1,242	1,264	1,264	1,264
Openings	44	35	28	24	12
Acquisitions	75	—	—	—	1
Closures	(46)	(13)	(28)	(24)	(32)

Number of centers at the end of the period	1,242	1,264	1,264	1,264	1,245

Total center licensed capacity at the end of the period	162,000	166,000	167,000	167,000	166,000

Operating Expenses

        Our operating expenses include the direct costs related to the operations of our centers, as well as the costs associated with the field and corporate oversight of such centers. Our large, nationwide customer base gives us the ability to spread the costs of programs and services, such as curriculum development, training programs and other management processes over a large number of centers.

        Labor related costs are the largest component of operating expenses. We have been successful in managing our labor productivity without impacting the quality of services within our centers. Other costs incurred at the center level include insurance, janitorial, maintenance, utilities, transportation, provision for doubtful accounts, food and marketing. While we generally have seen gradual rises in our expenses, our largest increase in expense has come from the recent renewals of our insurance policies due to the higher premiums that resulted from the terrorist attacks on September 11, 2001 and the subsequent expiration of a set of three-year fixed premium policies. We anticipate that these costs will remain at their current levels or may increase further.

        Other significant components of our cost structure include depreciation and rent. We have experienced increases in our rent expense primarily due to an active sale-leaseback program in which we sell our centers to unaffiliated third parties and lease them back. We then redeploy the proceeds to buy and develop additional sites for our child care centers, or to reduce debt levels. We have an active inventory of our properties available for sale and plan to continue our sale-leaseback program for as long as there is investor interest.

Application of Critical Accounting Policies

        Critical Accounting Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements.

        For a description of our significant accounting policies, see note 2 to the audited consolidated financial statements included with this proxy statement/prospectus. The following accounting estimates and related policies are considered critical to the preparation of our financial statements due to the business judgment and estimation processes involved in their application. Management has reviewed the development and selection of these estimates and their related disclosure with the Audit Committee of the Board of Directors.

        Revenue recognition.    The recognition of our net revenues meets the following criteria: the existence of an arrangement, the rendering of services, a determinable fee and probable collection. Tuition revenues, net of discounts, and other revenues are recognized as services are performed. Payments may be received in advance of services being rendered, in which case the revenue is deferred and recognized during the appropriate time period, typically a week. Our non-refundable registration and education fees are amortized over the average enrollment period, not to exceed one year.

        Accounts receivable.    Our accounts receivable are comprised primarily of tuition due from governmental agencies, parents and employers. Accounts receivable are presented at estimated net realizable value. We use estimates in determining the collectibility of our accounts receivable and must rely on our evaluation of historical experience, governmental funding levels, specific customer issues and current economic trends to arrive at appropriate allowance. Material differences may result in the amount and timing of bad debt expense if actual experience differs significantly from management estimates.

        Long-lived and intangible assets.    We assess the potential impairment of property and equipment and finite-lived intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An asset's value is impaired if our estimate of the aggregate future cash flows, undiscounted and without interest charges, to be generated by the asset is less than the carrying value of the asset. Such cash flows consider factors such as expected future operating income and historical trends, as well as the effects of demand and competition. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the asset over its fair value. Such estimates require the use of judgment and numerous subjective assumptions, which, if actual experience varies, could result in material differences in the requirements for impairment charges. Impairment charges, which were included as a component of depreciation expense, were as follows, in thousands:

	Fiscal Year Ended			Forty Weeks Ended
	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
Impairment charges included in depreciation expense	$1,026	$2,968	$1,395	$280	$1,137
Impairment charges included in discontinued operations	23	597	1,951	999	145

Total impairment charges	$1,049	$3,565	$3,346	$1,279	$1,282

        Investments.    Investments, wherein we do not exert significant influence or own over 20% of the investee's stock, are accounted for under the cost method. We measure the fair values of these investments annually, or more frequently if there is an indication of impairment, using multiples of comparable companies and discounted cash flow analysis. During fiscal years 2002 and 2003, we wrote down a minority investment by $2.3 million and $6.7 million, respectively, due to a reduced valuation on the subject company and dilution of our minority interest. During the forty weeks ended March 5, 2004, we received a $0.7 million dividend payment from a minority investment accounted for under the cost method. We recognized investment income of $0.5 million for our proportionate share of accumulated earnings since the date of the initial investment and $0.2 million was recorded as a return of investment in the subject company.

        Self-insurance obligations.    We self-insure a portion of our general liability, workers' compensation, auto, property and employee medical insurance programs. We purchase stop loss coverage at varying levels in order to mitigate our potential future losses. The nature of these liabilities, which may not fully manifest themselves for several years, requires significant judgment. We estimate the obligations for liabilities incurred but not yet reported or paid based on available claims data and historical trends and experience, as well as future projections of ultimate losses, expenses, premiums and administrative costs. The accrued obligations for these self-insurance programs were $45.1 million and $53.7 million at May 30, 2003 and March 5, 2004, respectively. Our internal estimates are reviewed throughout the fiscal year by a third party actuary. While we believe that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims and/or costs associated with claims made under these programs could have a material adverse effect on our consolidated financial statements.

        Accounting Treatment for IDSs and Class B Common Stock.    Our IDS units include Class A common stock, the notes representing senior subordinated debt and three embedded derivative features that may require bifurcation under Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. The embedded derivative features include a call option, a change of control put option, and a term-extending option on the notes. Upon completion of this offering, proceeds from the issuance of the IDSs will be allocated, based upon relative fair value, to Class A common stock and the notes. If it is determined at the time of issuance that any of the embedded derivatives are required to be bifurcated and separately accounted for, a portion of the proceeds from the original issuance will also be allocated to these derivatives equal to the combined fair value of the embedded derivatives that require bifurcation. If a portion of the initial proceeds is allocated to any of the derivatives, the notes will initially be recorded at a premium or discount and accreted or amortized to their redemption value using the effective interest method. Any such allocation will not affect the tax treatment of the IDSs.

        The Class A common stock portion of the IDS unit will be included in stockholders' equity, net of related transaction costs, and dividends paid on the Class A common stock will be recorded as a reduction to retained earnings when declared by us. The note portion of the IDS unit will be included in long-term debt, and the related transaction costs will be capitalized as deferred financing costs and amortized to interest expense using the effective interest method. Interest on the notes will be charged to expense as accrued by us. The bifurcated derivatives will be recorded as an asset or a liability and will be marked to market with changes in fair value being recorded in earnings. We intend to determine the fair value of the Class A common stock, the notes and embedded derivatives through the sale of the separate notes with the same terms that are part of this offering.

        In connection with the merger and recapitalization, we will issue shares of Class B common stock to some current stockholders, which shares may, subject to certain conditions and after two years, be exchanged for IDSs. The dividend rate on each share of Class B common stock will equal    multiplied by the dividend rate on each share of Class A common stock. We cannot declare dividends on our Class A common stock unless at such time the corresponding proportionate dividend is declared on our Class B common stock.

        After the second anniversary of this offering and subject to satisfaction of certain conditions, each share of Class B common stock may be converted at the option of the holder into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding at the time of such conversion, one share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS. Accordingly, at the date of issuance of the Class B common stock, based on relative fair values, a pro rata portion of the Class B common stock convertible into notes will be classified as mezzanine equity and the pro rata portion convertible into Class A common stock will be classified as permanent equity. If it is determined at the time of issuance that the embedded conversion option is required to be bifurcated and separately accounted for, a portion of the fair market value of the Class B common stock will also be allocated to this derivative. If a portion of the fair value at the time of issuance is allocated to the derivative, the amount recorded as mezzanine equity will initially be recorded at a discount or premium and accreted or amortized to the redemption value using the effective interest method. The bifurcated derivative will be recorded as an asset or a liability and will be marked to market with changes in fair value being recorded in the statement of operations.

        At the time the holder exercises its conversion right, the portion of the Class B common stock included as mezzanine equity will be reclassified to debt and the associated interest payments will be included in interest expense on the statement of operations.

        In connection with the merger and recapitalization, management will receive a combination of cash and IDSs or Class B common stock in exchange for certain of their outstanding shares and stock options. The resulting compensation expense will be based upon the fair value of the IDSs or Class B common stock received by management at the date of exchange.

        Income taxes.    Accounting for income taxes requires us to estimate our future tax liabilities. Due to timing differences in the recognition of items included in income for accounting and tax purposes, deferred tax assets or liabilities are recorded to reflect the impact arising from these differences on future tax payments. With respect to recorded tax assets, we assess the likelihood that the asset will be realized. If realization is in doubt because of uncertainty regarding future profitability or enacted tax rates, we provide a valuation allowance related to the asset. Should any significant changes in the tax law or our estimate of the necessary valuation allowance occur, we would be required to record the impact of the change. This could have a material effect on our financial position or results of operations. In the third quarter of fiscal year 2004, our effective tax rate increased to 43.5% compared to 39.6% for the same period in fiscal year 2003 due, in part, to the expiration of the Work Opportunity Tax Credit as of December 31, 2003.

        Income taxes payable with respect to any fiscal year are subject to adjustment at any time until the tax returns are audited or the statute of limitations for the fiscal year closes. We maintain contingency accruals for potential adjustments that may arise after our tax returns have been filed. We believe that an appropriate liability has been established for potential tax exposure; however, actual results may differ materially from these potential contingency accruals. At March 5, 2004, we were subject to income tax audits for fiscal years 1998, 1999, and 2000. To the extent the adjustments arising from this audit, or other potential events, result in a material adjustment to the accrued estimates, the effect would be recognized in income tax expense (benefit) in the consolidated statement of operations in the period of the event.

        We intend to account for our issuance of the IDS units in this offering as representing shares of Class A common stock and notes by allocating the proceeds for each IDS unit to the underlying Class A common stock or note based upon the relative fair values of each. Accordingly, we will account for the portion of the aggregate IDSs outstanding that represents notes as long-term debt bearing a stated interest rate of      % maturing on            , 2014. We have concluded that it is appropriate, and we intend to annually deduct interest expense of approximately $                              on the notes from taxable income for U.S. federal and state income tax purposes. We cannot assure you that the IRS or the courts will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted, although to date we have not been notified that the notes should be treated as equity rather than debt for U.S. federal and state income tax purposes. If the cumulative interest expense associated with the notes were determined to be not deductible, in whole or in part, from taxable income, we would be required to recognize additional tax expense and establish a related income tax liability. In addition, we could be subject to interest and penalties in relation to any disallowance of the interest expense deduction. The additional tax and interest due to the federal and state authorities would be based on our taxable income or loss for each of the years that we take the interest expense deduction and would materially reduce our after tax cash flow and materially affect our ability to make interest or dividend payments on the IDS units. We do not currently intend to record a liability for a potential disallowance of this interest expense deduction. In addition, characterization by the IRS of the disallowed interest as a dividend could subject non-U.S. holders to incremental withholding taxes to the extent that the U.S. withholding tax on dividends exceeds the withholding tax on interest. The incremental withholding taxes could subject us to additional liability since we would not be able to collect the incremental tax from the non-U.S. holders.

        The determination of whether the portion of the IDS represented by the notes is appropriately classified as debt or equity for U.S. federal income tax purposes is based on all of the facts and circumstances. There is no statutory definition of indebtedness for U.S. federal and state income tax purposes and its characterization is governed by principles developed in case law, which analyzes numerous factors that are intended to identify the economic substance of an investor's interest in the company. While the IRS has not published an exhaustive list of relevant items, principal factors often cited include the intent of the parties, whether the instrument in question is an unconditional obligation to pay a sum certain at a maturity date that is not unduly far in the future and whether the instrument has significant equity-like characteristics, such as convertibility into our stock, participation rights, voting power, subordination to other creditors and proportionate ownership by equity holders.

        See "Special Factors—Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Notes" for further details.

Initial Adoption of Accounting Policies

        SFAS No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities, amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 was adopted for contracts entered into or modified and for hedging relationships designated after June 30, 2003. This adoption did not have a material impact on our consolidated financial statements.

        SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective in the second quarter of our fiscal year 2004. This statement did not have a material impact on our consolidated financial statements. While SFAS No. 150 did not have a material impact on our existing financial instruments, it is reasonably possible that certain equity instruments issued in future periods will include features that require those instruments, or portions of those instruments, to be treated as debt in our consolidated financial statements.

Recently Issued Accounting Pronouncements

        Financial Accounting Standards Board Interpretation, or FIN, 46, Consolidation of Variable Interest Entities, as amended by FIN 46R, requires consolidation where there is a controlling financial interest in a variable interest entity, previously referred to as a special-purpose entity, and certain other entities. The implementation of FIN 46R has been delayed and will be effective during the fourth quarter of our fiscal year 2004. We do not anticipate an impact to our consolidated financial statements.

Results of Operations

Forty Weeks ended March 7, 2003 compared to Forty Weeks ended March 5, 2004

        The following table shows the comparative operating results of KinderCare, in thousands, except the average weekly tuition rate:

	Forty Weeks Ended March 7, 2003	Percent of Revenues	Forty Weeks Ended March 5, 2004	Percent of Revenues	Change Amount Increase/ (Decrease)
Revenues, net	$635,097	100.0%	$649,105	100.0%	$14,008

Operating expenses:
Salaries, wages and benefits:
Center expense	329,232	51.9	330,893	51.0	1,661
Field and corporate expense	26,114	4.1	27,987	4.3	1,873

Total salaries, wages and benefits	355,346	56.0	358,880	55.3	3,534
Depreciation and amortization	42,997	6.8	46,153	7.1	3,156
Rent	39,514	6.2	41,709	6.4	2,195
Other	147,442	23.2	153,171	23.6	5,729

Total operating expenses	585,299	92.2	599,913	92.4	14,614

Operating income	$49,798	7.8%	$49,192	7.6%	$(606)

Average weekly tuition rate	$143.85		$152.04		$8.19
Occupancy	62.5%		59.3%		(3.2)
Comparable center net revenue growth	1.3%		0.0%		(1.3)

        Revenues, net.    Net revenues increased $14.0 million, or 2.2%, from the same period last year to $649.1 million in the forty weeks ended March 5, 2004. The increase was due to higher average weekly tuition rates, offset by reduced occupancy, as well as additional net revenues generated by the newly opened centers. Comparable center net revenues decreased $0.2 million.

        The average weekly tuition rate increased $8.19 or 5.7%, from the same period last year to $152.04 in the forty weeks ended March 5, 2004 due primarily to tuition increases. Occupancy declined to 59.3% from 62.5% for the same period last year due primarily to reduced full-time equivalent attendance within the population of older centers. We believe the factors contributing to this decline include reduced or flat government funding for child care assistance programs, increased unemployment rates and job losses and the general economic downturn.

        During the periods indicated, we opened, acquired and closed centers as follows:

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Number of centers at the beginning of the period	1,264	1,264
Openings	24	12
Acquisitions	—	1
Closures	(24)	(32)

Number of centers at the end of the period	1,264	1,245

Total center licensed capacity at the end of the period	167,000	166,000

        Salaries, wages and benefits.    Expenses for salaries, wages and benefits increased $3.5 million, from the same period last year to $358.9 million. Total salaries, wages and benefits expense as a percentage of net revenues was 56.0% and 55.3% for the forty weeks ended March 7, 2003 and March 5, 2004, respectively.

        Expenses for salaries, wages and benefits directly associated with the centers was $330.9 million, an increase of $1.7 million from the same period last year. The increase was primarily due to costs from newly opened centers and overall higher wage rates, offset by control over labor hours and a reduction in medical insurance costs. See "—Wage Increases." At the center level, salaries, wages and benefits expense as a percentage of net revenues declined to 51.0% from 51.9% for the same period last year due primarily to improved labor productivity and a reduction in medical insurance costs. Expense for salaries, wages and benefits associated with field and corporate employees increased $1.9 million, due primarily to $1.5 million additional management bonus expense, which was the result of recognizing the expense earlier this fiscal year compared to the prior year. This earlier recognition was due to the timing of our financial performance to date compared to the same period last year. Our annual management bonus expense is not expected to be materially higher than the prior year.

        Depreciation and amortization.    Depreciation and amortization expense increased $3.2 million from the same period last year to $46.2 million. Significant changes in depreciation expense included the impact of purchasing centers previously included in our synthetic lease facility, our sale-leaseback program, whereby centers are classified as operating leases when they are sold and leased back and impairment charges. These changes were as follows, in thousands:

Depreciation for centers previously included in the synthetic lease facility	$2,929
Change in impairment charges	857
Impact of the centers sold in the sale-leaseback program	(1,585)
Other	955

Increase in depreciation and amortization expense	$3,156

        Impairment charges of $0.3 million and $1.1 million in the forty weeks ended March 7, 2003 and March 5, 2004, respectively, related to underperforming centers and certain undeveloped properties.

        Rent.    Rent expense increased $2.2 million from the same period last year to $41.7 million. The most significant changes in the rent expense included the impact of our sale-leaseback program and centers previously included in our synthetic lease facility. In addition, the rental rates experienced on new and renewed center leases are higher than those experienced in previous fiscal periods. The changes were as follows, in thousands:

Impact of centers leased under the sale-leaseback program	$5,095
Amortization of deferred gains on sale-leaseback transactions	(1,638)
Rent expense for centers previously included in the synthetic lease facility	(2,449)
Other	1,187

Increase in rent expense	$2,195

        Other operating expenses.    Other operating expenses include costs directly associated with the centers, such as food, insurance, transportation, janitorial, maintenance, utilities, property taxes and licenses and marketing costs, and expenses related to field management and corporate administration. Other operating expenses increased $5.7 million, or 3.9%, from the same period last year to $153.2 million. The increase was due primarily to $4.4 million of increased insurance costs and additional center level costs for newly opened centers. Other operating expenses as a percentage of net revenues increased to 23.6% from 23.2% for the same period last year primarily as a result of the higher insurance costs.

        Operating income.    Operating income was $49.2 million, a decrease of $0.6 million, or 1.2%, from the same period last year. Operating income decreased due to $1.6 million of higher insurance costs, which included a reduction in medical insurance of $2.8 million, and $3.5 million of increased rent expense from sale-leasebacks, offset by higher tuition rates and control over labor productivity. Operating income as a percentage of net revenues was 7.6% compared to 7.8% for the same period last year.

        Investment income.    During the forty weeks ended March 5, 2004, we received a dividend payment of $0.7 million from a minority investment accounted for under the cost method. Investment income of $0.5 million was recognized to the extent of our proportionate share of accumulated earnings since the date of the initial investment. In accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock, the remaining $0.2 million was recorded as a return of investment in the subject company.

        Interest expense.    Interest expense was $31.6 million for the forty weeks ended March 5, 2004, a decrease of $0.2 million from the same period last year. Our weighted average interest rate on our long-term debt, including amortization of deferred financing costs, but excluding the write-off discussed below, was 7.8% and 7.0% for the forty weeks ended March 7, 2003 and March 5, 2004 respectively.

        Loss on the early extinguishment of debt.    As a result of our debt refinancing in July 2003 and the acquisition and redemption of a portion of our 9.5% senior subordinated notes, we recognized a loss on the early extinguishment of debt of $5.2 million in the forty weeks ended March 5, 2004. These costs included the write-off of deferred financing costs of $3.6 million associated with the debt that was repaid and the incurrence of premium costs of $1.6 million in connection with the acquisition and redemption of a portion of our 9.5% senior subordinated notes. In the forty weeks ended March 5, 2004, we purchased $56.3 million and redeemed $39.3 million aggregate principal amount of our 9.5% senior subordinated notes.

        Income tax expense.    Income tax expense was $7.2 million, or 39.6% of pretax income, and $5.6 million, or 42.7% of pretax income, in the forty weeks ended March 7, 2003 and March 5, 2004, respectively. Income tax expense was computed by applying estimated effective income tax rates to the income or loss before income taxes. Income tax expense varies from the statutory federal income tax rate due primarily to state income taxes and non-tax deductible expenses, offset by tax credits. The increase in the effective tax rate for the forty weeks ended March 5, 2004 was due, in part, to the expiration of the Work Opportunity Tax Credit as of December 31, 2003.

        Discontinued operations.    We recognized losses of $1.0 million and $1.1 million on discontinued operations in the forty weeks ended March 7, 2003 and March 5, 2004, respectively, which represents the operating results, net of tax, for all periods presented of the 60 centers closed during fiscal year

2003 and the forty weeks ended March 5, 2004. Discontinued operations included the following, in thousands:

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Revenues, net	$13,010	$3,684

Operating expenses:
Salaries, wages and benefits	8,506	2,853
Depreciation	1,991	1,275
Rent	1,323	322
Provision for doubtful accounts	280	118
Other	2,484	1,102

Total operating expenses	14,584	5,670

Operating loss	(1,574)	(1,986)
Interest expense	(1)	—
Income tax benefit	623	848

Discontinued operations, net of tax	$(952)	$(1,138)

        Depreciation expense for the forty weeks ended March 7, 2003 and March 5, 2004 included $1.0 million and $0.1 million of impairment charges, respectively. Other operating expenses included gains on closed center sales of $1.2 million and $0.6 million in the forty weeks ended March 7, 2003 and March 5, 2004, respectively.

Fiscal Year 2002 compared to Fiscal Year 2003

        The following table shows the comparative operating results of KinderCare, in thousands, except the average weekly tuition rate:

	Fiscal Year Ended
	May 31, 2002	Percent of Revenues	May 30, 2003	Percent of Revenues	Change Amount Increases/ (Decrease)
Revenues, net	$806,746	100.0%	$838,584	100.0%	$31,838

Operating expenses:
Salaries, wages and benefits:
Center expense	414,605	51.4	427,600	51.0	12,995
Field and corporate expense	31,943	4.0	34,761	4.1	2,818

Total salaries, wages and benefits	446,548	55.4	462,361	55.1	15,813

Depreciation and amortization	57,533	7.1	57,284	6.9	(249)
Rent	46,910	5.8	51,770	6.2	4,860
Other	181,592	22.5	194,755	23.2	13,163

Total operating expenses	732,583	90.8	766,170	91.4	33,587

Operating income	$74,163	9.2%	$72,414	8.6%	$(1,749)

Average weekly tuition rate	$137.72		$144.45		$6.73
Occupancy	65.6%		63.3%		(2.3)
Comparable center net revenue growth	1.1%		1.4%		0.3

        Revenues, net.    Net revenues increased $31.8 million, or 3.9%, in fiscal year 2003 compared to fiscal year 2002 to $838.6 million. The increase was due to higher average weekly tuition rates as well as additional net revenues generated by newly opened centers. Comparable center net revenues increased $11.4 million, or 1.4%.

        The average weekly tuition rate increased $6.73, or 4.9%, to $144.45 in fiscal year 2003, due primarily to tuition increases. Occupancy declined to 63.3% from 65.6% in fiscal year 2002 primarily due to reduced full-time equivalent attendance within the population of older centers.

        During fiscal years 2002 and 2003, we opened and closed centers as follows:

	Fiscal Year Ended
	May 31, 2002	May 30, 2003
Number of centers at the beginning of the fiscal year	1,242	1,264
Openings	35	28
Closures	(13)	(28)

Number of centers at the end of the fiscal year	1,264	1,264

Total center licensed capacity at the end of the fiscal year	166,000	167,000

        Salaries, wages and benefits.    Expenses for salaries, wages and benefits increased $15.8 million, or 3.5%, in fiscal year 2003 compared to fiscal year 2002 to $462.4 million. Total salaries, wages and benefits expense as a percentage of net revenues was 55.4% and 55.1% for fiscal years 2002 and 2003, respectively.

        Expenses for salaries, wages and benefits expense directly associated with the centers was $427.6 million, an increase of $13.0 million in fiscal year 2003 compared to fiscal year 2002. The increase was primarily due to overall higher wage rates and higher medical insurance costs. See "—Wage Increases." At the center level, salaries, wages and benefits expense as a percentage of net revenues improved from 51.4% for fiscal year 2002 to 51.0% for fiscal year 2003. This improvement was due primarily to strong controls over the management of labor hours.

        Depreciation and amortization.    Depreciation and amortization expense decreased $0.2 million in fiscal year 2003 compared to fiscal year 2002 to $57.3 million. Significant changes in depreciation included the impact of the cessation of goodwill amortization for all of fiscal year 2003, our sale-leaseback program, whereby centers are classified as operating leases when they are sold and leased back, impairment charges and newly opened centers. These changes were as follows, in thousands:

Cessation of goodwill amortization	$(2,934)
Change in impairment charges	(1,573)
Impact of the centers sold in the sale-leaseback program	(1,239)
Impact of newly opened centers	4,503
Other	994

Decrease in depreciation and amortization expense	$(249)

        Impairment charges of $3.0 million and $1.4 million in fiscal year 2002 and fiscal year 2003, respectively, related to underperforming centers and certain undeveloped properties.

        Rent.    Rent expense increased $4.9 million in fiscal year 2003 compared to fiscal year 2002 to $51.8 million. The most significant change in the rent expense was the impact of our sale-leaseback. In addition, the rental rates experienced on new and renewed center leases are higher than those experienced in previous fiscal years. The changes were as follows, in thousands:

Impact of centers leased under the sale-leaseback program	$4,415
Amortization of deferred gains on sale-leaseback transactions	(1,116)
Other	1,561

Increase in rent expense	$4,860

        Other operating expenses.    Other operating expenses include costs directly associated with the centers, such as insurance, janitorial, maintenance, utilities, transportation, provision for doubtful accounts, food and marketing costs, and expenses relating to field management and corporate administration. Other operating expenses increased $13.2 million, or 7.2%, from fiscal year 2002 to $194.8 million in fiscal year 2003. Other operating expenses as a percentage of net revenues were 22.5% and 23.2% for fiscal years 2002 and 2003, respectively. The increase was due primarily to insurance costs that were $12.7 million higher in fiscal year 2003 compared to fiscal year 2002. The provision for doubtful accounts declined $2.3 million in fiscal year 2003 compared to fiscal year 2002. The reduction in our provision for doubtful accounts was due to the implementation of automated programming that allows us to have stronger controls over our receivables.

        Operating income.    Operating income was $72.4 million, a decrease of $1.7 million, or 2.4%, in fiscal year 2003 compared to fiscal year 2002. Operating income decreased primarily due to $13.9 million of higher insurance costs, which included an increase in medical insurance of $1.2 million, and $3.3 million of increased rent expense from sale-leasebacks, offset in part by the impact of higher tuition rates. Operating income as a percentage of net revenues was 8.6% compared to 9.2% for the same period last year.

        Interest expense.    Interest expense was $44.1 million in fiscal year 2002 compared to $41.0 million in fiscal year 2003. The decrease was substantially attributable to lower interest rates and a decrease in the principal balance on our revolving credit facility. The weighted average interest rate on our long-term debt, including amortization of deferred financing costs, was 7.8% and 8.0% for fiscal year 2002 and 2003, respectively. A larger portion of our debt was comprised of 9.5% senior subordinated notes during fiscal year 2003, which resulted in an increase in the weighted average interest rate from fiscal year 2002 compared to fiscal year 2003. See note 8 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

        Loss on minority investment.    During fiscal year 2002, we recorded a write down of $2.3 million to the net book value of a minority investment due to a reduced valuation of the subject company and the dilution of our minority interest in that investment. During fiscal year 2003, we wrote down the net book value of the same investment by $6.7 million due to a further reduced valuation. The minority investment was accounted for under the cost method. See note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

        Income tax expense.    Income tax expense was $11.2 million, or 39.5% of pretax income, in fiscal year 2002 and $9.9 million, or 39.6% of pretax income, in fiscal year 2003. The slight increase in the effective tax rate was due to the relative impact of tax credits at different levels of taxable income, the impact of the cessation of goodwill amortization and an increase in expenses that were disallowed for income tax purposes. Income tax expense was computed by applying estimated effective income tax rates to income before income taxes. Income tax expense varies from the statutory federal income tax rate due primarily to state and foreign income taxes, offset by tax credits.

        Discontinued operations.    Discontinued operations resulted in losses of $0.6 million and $1.7 million in fiscal years 2002 and 2003, respectively. Discontinued operations represents the operating results for all periods presented of the 60 centers closed during fiscal year 2003 and the forty weeks ended March 5, 2004. Discontinued operations included the following, in thousands:

	Fiscal Year Ended
	May 31, 2002	May 30, 2003
Revenues, net	$22,688	$15,964

Operating expenses:
Salaries, wages and benefits	14,243	10,314
Depreciation	1,760	3,279
Rent	2,210	1,557
Provision for doubtful accounts	269	302
Other	5,242	3,403

Total operating expenses	23,724	18,855

Operating loss	(1,036)	(2,891)
Interest expense	(6)	(1)
Income tax benefit	412	1,145

Discontinued operations, net of tax	$(630)	$(1,747)

        Depreciation expense related to discontinued operations included impairment charges of $0.6 million and $2.0 million for fiscal years 2002 and 2003, respectively. Other operating expenses related to discontinued operations included gains on closed center sales of $1.2 million in fiscal year 2003.

Fiscal Year 2001 compared to Fiscal Year 2002

        The following table shows the comparative operating results of KinderCare, in thousands, except the average weekly tuition rate:

	Fiscal Year Ended
	June 1, 2001	Percent of Revenues	May 31, 2002	Percent of Revenues	Change Amount Increases/ (Decrease)
Revenues, net	$721,076	100.0%	$806,746	100.0%	$85,670

Operating expenses:
Salaries, wages and benefits:
Center expense	366,301	50.8	414,605	51.4	48,304
Field and corporate expense	28,638	4.0	31,943	4.0	3,305

Total salaries, wages and benefits	394,939	54.8	446,548	55.4	51,609
Depreciation and amortization	45,315	6.3	57,533	7.1	12,218
Rent	37,296	5.2	46,910	5.8	9,614
Other	169,112	23.4	181,592	22.5	12,480
Restructuring charges (reversals)	(100)	0.0	—	—	100

Total operating expenses	646,562	89.7	732,583	90.8	86,021

Operating income	$74,514	10.3%	$74,163	9.2%	$(351)

Average weekly tuition rate	$129.34		$137.72		$8.38
Occupancy	68.3%		65.6%		(2.7)
Comparable center net revenue growth	3.1%		1.1%		(2.0)

        Revenues, net.    Net revenues increased $85.7 million, or 11.9%, to $806.7 million in fiscal year 2002. The increase was primarily due to the acquisition of the Mulberry centers in the fourth quarter of fiscal year 2001 and the additional net revenues generated by the newly opened centers. Comparable center net revenues increased $7.7 million, or 1.1%.

        The average weekly tuition rate increased $8.38, or 6.5%, to $137.72 in fiscal year 2002 due primarily to tuition increases. Occupancy declined from 68.3% in fiscal year 2001 to 65.6% in fiscal year 2002 primarily due to reduced full-time equivalent attendance within the older center population.

        During fiscal years 2001 and 2002, we opened, acquired and closed centers as follows:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002
Number of centers at the beginning of the fiscal year	1,169	1,242
Openings	44	35
Acquisitions	75	—
Closures	(46)	(13)

Number of centers at the end of the fiscal year	1,242	1,242

Total center licensed capacity at the end of the fiscal year	162,000	166,000

        Salaries, wages and benefits.    Expenses for salaries, wages and benefits increased $51.6 million, or 13.1%, from fiscal year 2001 to $446.5 million. Total salaries, wages and benefits expense as a percentage of net revenues was 54.8% for fiscal year 2001 compared to 55.4% for fiscal year 2002.

        Expenses for salaries, wages and benefits expense directly associated with the centers increased $48.3 million to $414.6 million in fiscal year 2002 compared to fiscal year 2001. The increase was primarily due to costs from the acquired and newly opened centers and overall higher wage rates. At the center level, salaries, wages and benefits expense as a percentage of net revenues increased from 50.8% in fiscal year 2001 to 51.4% in fiscal year 2002 due primarily to higher medical insurance costs.

        The expense related to field management and corporate administration was $31.9 million, an increase of $3.3 million from fiscal year 2001. The increase was primarily due to the acquisition of Mulberry during the fourth quarter of fiscal year 2001. In addition, we expanded the field operations team that oversees the KinderCare centers. We reorganized the field management structure again in fiscal year 2003.

        Depreciation and amortization.    Depreciation and amortization expense increased $12.2 million from fiscal year 2001 to $57.5 million in fiscal year 2002. Significant changes in depreciation included the impact of acquisition of the Mulberry centers in the fourth quarter of fiscal year 2001, newly opened centers and impairment charges. In addition, capital spending was increased, particularly for new center development. These changes were as follows, in thousands:

Acquisition of the Mulberry centers	$3,406
Impact of newly opened centers	2,883
Change in impairment charges	1,942
Other	3,987

Increase in depreciation and amortization expense	$12,218

        Impairment charges of $1.0 million and $3.0 million in fiscal year 2001 and fiscal year 2002, respectively, related to underperforming centers and certain undeveloped properties.

        Rent.    Rent expense increased $9.6 million in fiscal year 2002 compared to fiscal year 2001 to $46.9 million. The most significant changes in the rent expense included the impact of the acquisition of the Mulberry centers and the impact of centers included in our synthetic lease facility. In addition, the rental rates experienced on new and renewed center leases are higher than those experienced in previous fiscal years. The changes were as follows, in thousands:

Acquisition of the Mulberry centers	$8,368
Rent expense for centers previously included in the synthetic lease facility	1,868
Other	(622)

Increase in rent expense	$9,614

        Other operating expenses.    Other operating expenses increased $12.5 million, or 7.4%, in fiscal year 2002 compared to fiscal year 2001, to $181.6 million. The increase was due primarily to additional center level costs from the acquired and newly opened centers. Other operating expenses as a percentage of net revenues declined to 22.5% in fiscal year 2002 from 23.4% in fiscal year 2001 as a result of cost controls over variable center level and corporate expenditures.

        Operating income.    Operating income was $74.2 million, a decrease of $0.4 million, or 0.5%, in fiscal year 2002 compared to fiscal year 2001. The decreased operating income was primarily due to the $3.0 million impairment charge included in depreciation expense, higher insurance costs and rent expense. Operating income was positively impacted by the control of variable center level and corporate expenditures. Operating income as a percentage of net revenues was 10.3% in fiscal year 2001 compared to 9.2% in fiscal year 2002.

        Interest expense.    Interest expense was $48.8 million in fiscal year 2001 compared to $44.1 million in fiscal year 2002. The decrease was substantially attributable to lower interest rates, offset partially by additional borrowings. Our weighted average interest rate on our long-term debt, including amortization of deferred financing costs, was 9.7% and 7.8% for fiscal years 2001 and 2002, respectively.

        Loss on minority investment.    During the fourth quarter of fiscal year 2002, we wrote down the net book value of a minority investment. The $2.3 million write-down was due to a reduced valuation of the subject company and dilution of our minority investment. See note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

        Income tax expense.    Income tax expense was $10.1 million, or 38.4% of pretax income, in fiscal year 2001 and $11.2 million, or 39.5% of pretax income, in fiscal year 2002. The increase in the effective tax rate was due to additional goodwill amortization, which is not deductible for tax purposes. Income tax expense was computed by applying estimated effective income tax rates to income before income taxes. Income tax expense varies from the statutory federal income tax rate due primarily to state and foreign income taxes, offset by tax credits.

        Discontinued operations.    Discontinued operations resulted in income of $0.3 million and a loss of $0.6 million in fiscal years 2001 and 2002, respectively. Discontinued operations represents the operating results for all periods presented of the 60 centers closed during fiscal year 2003 and through the forty weeks ended March 5, 2004. Discontinued operations included the following, in thousands:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002
Revenues, net	$22,321	$22,688

Operating expenses:
Salaries, wages and benefits	13,051	14,243
Depreciation	1,317	1,760
Rent	1,944	2,210
Provision for doubtful accounts	272	269
Other	5,286	5,242

Total operating expenses	21,870	23,724

Operating income (loss)	451	(1,036)
Interest expense	(5)	(6)

Discontinued operations before income taxes	446	(1,042)
Income tax (expense) benefit	(171)	412

Discontinued operations, net of tax	$275	$(630)

        There was less than $0.1 million impairment charges related to discontinued operations in fiscal year 2001. Depreciation expense related to discontinued operations included impairment charges of $0.6 million for fiscal year 2002.

        We implemented Securities and Exchange Commission Staff Accounting Bulletin No. 101 with respect to non-refundable fee revenues in the first quarter of fiscal year 2001. This resulted in a one-time charge of $0.8 million, net of taxes, which was recorded as a cumulative effect of a change in accounting principle.

Liquidity and Capital Resources

Financing Activities

        In July 2003 we refinanced $279.9 million of our debt. We obtained a $125.0 million revolving credit facility, and, as described below in greater detail, one of our subsidiaries obtained a $300.0 million mortgage loan. Proceeds from the mortgage loan were used to pay off the $98.0 million balance of the then existing revolving credit facility, $47.0 million of the term loan facility and $97.9 million under the synthetic lease facility. We also used a portion of the remaining proceeds to purchase $37.0 million aggregate principal amount of our 9.5% senior subordinated notes.

        The $300.0 million mortgage loan is secured by first mortgages or deeds of trust on 475 of our owned centers located in 33 states. We refer to the mortgage loan as the CMBS loan and the 475 mortgaged centers as the CMBS centers. In connection with the CMBS loan, the CMBS centers were transferred to a newly formed wholly owned subsidiary of ours, which is the borrower under the CMBS loan and is referred to as the CMBS borrower. Because the CMBS centers are owned by the CMBS borrower and subject to the CMBS loan, recourse to the CMBS centers by our creditors will be effectively subordinated to recourse by holders of the CMBS loan.

        The CMBS loan is nonrecourse to the CMBS borrower and us, subject to customary recourse provisions, and has a maturity date of July 9, 2008, which may be extended to July 9, 2009, subject to certain conditions. The CMBS loan bears interest at a per annum rate equal to LIBOR plus 2.25% and requires monthly payments of principal and interest. For more information on the CMBS loan, see "Description of Certain Indebtedness—Mortgage Loan."

        Our $125.0 million revolving credit facility is secured by first mortgages or deeds of trusts on 119 of our owned centers and certain other collateral and has a maturity date of July 9, 2008. The revolving credit facility includes borrowing capacity of up to $75.0 million for letters of credit and up to $10.0 million for selected short-term borrowings.

        During the forty weeks ended March 5, 2004, we repurchased and redeemed our 9.5% senior subordinated notes as follows, in thousands:

	Principal	Aggregate Price	Premium Costs	Write-off of Deferred Financing Costs	Total Loss
Notes repurchased	$56,300	$59,424	$925	$949	$1,874
Notes redeemed	39,277	39,931	622	741	1,363

Total	$95,577	$99,355	$1,547	$1,690	$3,237

        We completed the repurchase of $11.0 million aggregate principal amount of our 9.5% senior subordinated notes at an aggregate price of $11.4 million in the first quarter of fiscal year 2004, which is included above. The premium costs and associated write-off of deferred financing costs related to this repurchase were recognized in the fourth quarter of fiscal year 2003 and were excluded from the costs above. We redeemed an additional $15.0 million aggregate principal amount of our 9.5% senior subordinated notes on March 29, 2004 at an aggregate price of $15.4 million. The redemption was funded by cash flow from operations and proceeds received from sale-leaseback transactions.

        In fiscal year 2000, we entered into a $100.0 million synthetic lease facility under which a syndicate of lenders financed the construction of new centers for lease to us for a three to five year period. A total of 44 centers were constructed at a cost of $97.9 million. The synthetic lease facility was terminated in July 2003 as part of our refinancing. The 44 centers are now owned by us and the assets are reflected in our fiscal year 2004 consolidated financial statements.

Cash Flows and Liquidity Sources

        Historically, our principal liquidity requirements were for debt service and new center development. We expect to fund our liquidity needs primarily from cash flow generated from operations, with proceeds received from our sale-leaseback program and, to the extent necessary, through borrowings under our revolving credit facility. At March 5, 2004, we had $11.0 million of borrowings outstanding under our revolving credit facility and had outstanding letters of credit totaling $55.1 million. Our availability under our revolving credit facility was $58.9 million.

        Following the completion of the transactions contemplated by this offering, our short-term and long-term liquidity needs will arise primarily from: (1) interest payments primarily related to our notes and revolving credit facility; (2) new center development expenditures, which are expected to be approximately $29.4 million in fiscal year 2004; (3) maintenance capital expenditures, which are expected to be approximately $31.4 million in fiscal year 2004; (4) working capital requirements as may be needed to support the growth of our business; (5) dividend payments on our capital stock; and (6) potential strategic acquisitions.

        Our consolidated net cash provided by operating activities for the forty weeks ended March 7, 2003 was $48.5 million compared to $59.2 million in the forty weeks ended March 5, 2004. Our consolidated net cash provided by operating activities was $87.5 million in fiscal year 2002 compared to $78.4 million in fiscal year 2003. The changes in both periods were due primarily to changes in working capital. Cash and cash equivalents totaled $34.6 million at March 5, 2004, compared to $18.1 million at May 30, 2003.

        Our current sale-leaseback program began during the fourth quarter of fiscal year 2002. Under this initiative, we began selling centers to individual real estate investors and concurrently signing long term leases to continue operating the centers. The resulting leases have been classified as operating leases with an average lease term of 15 years, with three to four five-year renewal options. The sales were summarized as follows, in thousands:

	Fiscal Year Ended
	May 31, 2002	May 30, 2003	Forty Weeks Ended March 5, 2004
Number of centers	5	41	29
Net proceeds from completed sales	$9,177	$88,704	$58,079
Deferred gains	2,599	32,507	19,786

        Our sale-leaseback program has the effect of increasing rent expense while typically reducing the depreciation and interest expense incurred to support the previously owned centers. In addition, deferred gains have generally been recognized on our sale-leaseback transactions. The deferred gains are amortized on a straight-line basis, typically over a period of 15 years, and are offset against the related rent expense. At May 30, 2003 and March 5, 2004, other noncurrent liabilities on the consolidated balance sheet included deferred gains on sale-leaseback transactions of $38.6 million and $56.5 million, respectively. Subsequent to March 5, 2004, we closed $15.2 million in sales, which included six centers, and we are currently in the process of negotiating another $69.9 million of sales related to 27 centers. We expect our sale-leaseback efforts to continue, assuming the market for such transactions remains favorable. In addition to the transactions relating to the 27 centers referred to above, we estimate that we have additional marketable inventory at April 16, 2004 of 74 centers with a market value of approximately $168.0 million.

        We believe that cash flow generated from operations, proceeds from our sale-leaseback program and borrowings under our revolving credit facility will be sufficient to fund our interest and principal payment obligations, expected capital expenditures, working capital requirements and anticipated dividend payments for the foreseeable future. Any future acquisitions, joint ventures or similar transactions may require additional capital, which may be financed through borrowings under our revolving credit facility, issuances of additional IDSs, notes or other securities of ours, net cash provided by operating activities, other third party financing or a combination of these alternatives, and such capital may not be available to us on acceptable terms or at all. Although we cannot assure you that such sources of capital will be sufficient, the capital expenditure program has substantial flexibility and is subject to revision based on various factors, including but not limited to, business conditions, cash flow requirements, debt covenants, competitive factors and seasonality of openings. If we experience a lack of working capital, it may reduce our future capital expenditures. If these expenditures were substantially reduced, our operations and cash flow would be adversely impacted.

Capital Expenditures

        During the forty weeks ended March 7, 2003 and March 5, 2004, we opened 24 and 12 new centers, respectively. In addition, we completed the acquisition of one center in the forty weeks ended March 5, 2004. We expect to open 17 new centers in fiscal year 2004 and to continue our practice of closing centers that are identified as not meeting performance expectations. In addition, we may acquire existing centers from local or regional early childhood education and care providers. We may not be able to successfully negotiate and acquire sites and/or previously constructed centers, meet our targets for new center additions or meet targeted deadlines for the development of new centers.

        New centers are located based upon detailed site analyses that include feasibility and demographic studies and financial modeling. The length of time from site selection to construction and, finally, the opening of a community center ranges from 16 to 24 months. Frequently, new site negotiations are delayed or canceled or construction is delayed for a variety of reasons, many of which are outside our control. The average total cost for land, building and equipment per community center typically ranges from $1.9 million to $2.8 million depending on the size and location of the center. However, the actual costs of a particular center may vary from such range.

        Our new centers typically have a licensed capacity ranging from 145 to 180, while the centers constructed during fiscal 1997 and earlier have an average licensed capacity of 125. When mature, these new, larger centers are designed to generate higher revenues, operating income and margins than our older centers. These new centers also have higher average costs of construction and typically take three to four years to reach maturity. On average, our new centers should begin to produce positive EBITDA during the first year of operation and begin to produce positive net income by the end of the second year of operation. Accordingly, as more new centers are developed and opened, profitability will be negatively impacted in the short-term but is expected to be enhanced in the long-term once these new centers achieve anticipated levels of occupancy.

        Capital expenditures included the following, in thousands:

	Fiscal Years Ended			Forty Weeks Ended
	June 1, 2001	May 31, 2002	May 30, 2003	March 7, 2003	March 5, 2004
New center development	$44,254	$63,990	$50,651	$44,274	$21,379
Refurbishment of existing facilities	37,829	18,979	18,945	14,648	12,610
Equipment purchases	7,993	9,508	11,731	9,516	6,652
Information systems purchases	4,193	3,366	1,787	1,293	704

	$94,269	$95,843	$83,114	$69,731	$41,345

        We refer to the costs associated with the refurbishment of existing facilities and equipment and information systems purchases as maintenance capital expenditures.

        Capital expenditures for the forty weeks ended March 5, 2004 do not include $97.9 million spent to purchase the 44 centers previously included in the synthetic lease facility, or $0.9 million for the acquisition of a previously constructed center.

        Capital expenditure limits under our credit facility for fiscal year 2004 are $110.0 million. We have some ability to incur additional indebtedness, including through mortgages or sale-leaseback transactions, subject to the limitations imposed by the indenture under which our notes are issued and our revolving credit facility.

Contractual Commitments

        We have certain contractual obligations and commercial commitments. Contractual obligations are those that will require cash payments in accordance with the terms of a contract, such as a loan or lease agreement. Commercial commitments represent potential obligations for performance in the event of demands by third parties or other contingent events, such as lines of credit. Our contractual obligations and commercial commitments at March 5, 2004 were as follows, in thousands:

			Fiscal Year
		Remainder of Fiscal Year 2004
	Total		2005	2006	2007	2008	Thereafter
Long-term debt	$517,070	$1,116	$7,572	$4,136	$4,314	$4,447	$495,485
Capital lease obligations	27,958	407	2,240	2,279	2,396	2,415	18,221
Operating lease	457,948	8,391	48,263	45,056	41,180	37,824	277,234
Standby letters of credit	55,139	—	55,139	—	—	—	—
Other commitments	4,892	4,892	—	—	—	—	—

	$1,063,007	$14,806	$113,214	$51,471	$47,890	$44,686	$790,940

        Other commitments include those related to center development and purchase orders.

Wage Increases

        Expenses for salaries, wages and benefits represented approximately 55.2% and 55.3% of net revenues for fiscal year 2003 and the forty weeks ended March 5, 2004, respectively. We believe that, through increases in our tuition rates, we can mitigate any future increase in expenses caused by adjustments to the federal or state minimum wage rates or other market adjustments. However, we may not be able to increase our rates sufficiently to offset such increased costs. We continually evaluate our wage structure and may implement changes at targeted local levels.

Quantitative And Qualitative Disclosures About Market Risk

        Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows. We are exposed to market risk in the areas of interest rates and foreign currency exchange rates.

Interest Rates

        Our exposure to market risk for changes in interest rates relates primarily to debt obligations. We have no cash flow exposure due to rate changes on our 9.5% senior subordinated notes aggregating $194.4 million at March 5, 2004. We also have no cash flow exposure on certain industrial revenue bonds, mortgages and notes payable aggregating $5.1 million at March 5, 2004. However, we have cash flow exposure on our revolving credit facility and certain industrial revenue bonds subject to variable LIBOR or adjusted base rate pricing. We had borrowings of $11.0 million outstanding under our credit facility at March 5, 2004. Accordingly, a 1% (100 basis points) change in the LIBOR rate would have resulted in interest expense changing by less than $0.1 million in the forty weeks ended March 5, 2004. A 1% (100 basis points) change in the variable LIBOR or adjusted base rate pricing on our industrial revenue bonds, aggregating $8.5 million at March 5, 2004, would have resulted in interest expense changing by $0.1 million in the forty weeks ended March 7, 2003 and March 5, 2004, respectively.

        We have cash flow exposure on the CMBS loan entered into in July 2003, which bears interest at a rate equal to LIBOR plus 2.25%. A 1% (100 basis points) change in the LIBOR rate would have resulted in interest expense changing by approximately $2.1 million in the forty weeks ended March 5, 2004. We have purchased an interest rate cap agreement to protect us from significant movements in LIBOR during the initial three years of the CMBS loan. The LIBOR strike price is 6.50% under the interest rate cap agreement, which terminates July 9, 2006, at which time we are required to purchase an additional interest rate cap agreement for the duration of the loan term.

        We also have cash flow exposure on our vehicle leases with variable interest rates. A 1% (100 basis points) change in the interest rate defined in our vehicle lease agreement would have resulted in rent expense changing by approximately $0.1 million in the forty weeks ended March 7, 2003 and March 5, 2004, respectively.

Foreign Exchange Risk

        We are exposed to foreign exchange risk to the extent of fluctuations in the United Kingdom pound sterling. Based upon the relative size of our operations in the United Kingdom, we do not believe that the reasonably possible near-term change in the related exchange rate would have a material effect on our financial position, results of operations or cash flows.

BUSINESS

Overview

        KinderCare is the nation's leading for-profit provider of early childhood education and care services based on number of centers and licensed capacity. We provide services to infants and children up to 12 years of age, with a majority of the children from the ages of six weeks to five years old. At March 5, 2004, licensed capacity at our centers was approximately 166,000, and we served approximately 126,000 children and their families at 1,245 child care centers. We distinguish ourselves by providing high quality educational programs, a professional and well-trained staff and clean, safe and attractive facilities. We focus on the development of the whole child: physically, socially, emotionally, cognitively and linguistically. In addition to our primary business of center-based child care, we also own and operate a distance learning company serving teenagers and young adults through our subsidiary, KC Distance Learning, Inc.

        Education is core to our mission. We have developed a series of educational programs, including five separate proprietary age-specific curricula, tailored for (1) infants and toddlers, (2) two-year olds, (3) preschool, (4) kindergarten and (5) school ages between six and 12. We also offer tutorial programs in the areas of literacy, reading, foreign languages and mathematics. Our educational programs recognize the importance of using high quality, research-based curriculum materials designed to create a rich and nurturing learning environment for children. Our programs are revised on a rotating basis to take advantage of the latest research in child development. In furtherance of our focus on quality educational programming, we pursue accreditation by various accrediting bodies that have been approved by states as meeting quality improvement initiatives.

        At March 5, 2004, we operated 1,245 centers across 39 states, 1,176 of which were branded with the KinderCare name and 69 of which were branded with the Mulberry name. We operate two types of centers: community centers and employer-sponsored centers. The vast majority of our centers are community centers which are designed to meet the general needs of families within a given area. Our employer-sponsored centers partner with companies to provide on-site or near-site education and child care for their employees. All of our centers are open year round. Tuition is generally collected on a weekly basis, in advance, and tuition rates vary for children of different ages and by location.

        We hold minority investments in Voyager Expanded Learning, Inc., a developer of educational curricula for elementary and middle schools and a provider of a public school teacher retraining program, and Chancellor Beacon Academies, Inc., an education management company.

Our Corporate Information

        We are a Delaware corporation organized on November 14, 1986. Our principal executive offices are located at 650 N.E. Holladay Street, Suite 1400, Portland, Oregon 97232. Our telephone number is (503) 872-1300. Our website addresses include kindercare.com, kindercareatwork.com, mulberrychildcare.com, kcdistancelearning.com, keystonehighschool.com, creditmakeup.com, iqacademies.com and go2iq.com. The information on our websites is not incorporated by reference in this proxy statement/prospectus.

Our Business Strengths

        Our objective is to continue to build on our position as the nation's leading for-profit provider of quality early childhood education and care services by further enhancing our competitive operating strengths, which include the following:

        Leading Market Position.    We are the nation's leading for-profit provider of early childhood education and care services in the highly fragmented child care industry. Our current licensed capacity represented more than 25% of the aggregate licensed capacity of the top 40 for-profit child care service providers at January 1, 2004. Our position as the industry leader with a large, nationwide customer base gives us both the ability to spread the costs of programs and services, such as curriculum development, training programs and other management processes, over a large number of centers and a valuable distribution network for new products and services. Our national presence, with centers located throughout 39 states, allows us to continue to serve customers who relocate to other communities where we have centers, enhances brand awareness and mitigates any potential negative impact of changing local or regional economic trends, demographic trends or regulatory factors.

        Strong Brand Identity and Reputation.    With more than 30 years of experience in the industry, we believe that we enjoy strong brand recognition and a reputation for quality. Established in 1969, our KinderCare brand provides a valuable asset in an industry where personal trust and parent referrals play an important role in retaining existing customers and attracting new customers. We strive to reinforce our positive image through our many quality initiatives and our targeted marketing to current and potential customers.

        High Quality Educational Programs.    Early childhood education is a crucial part of child development and we believe that educational content is becoming increasingly important as a distinguishing factor in our industry. We have developed high quality proprietary curricula targeted to children in each of the various age and development levels we serve. Our programs are updated and enhanced as new research becomes available. We also pursue accreditation of our centers by various accrediting bodies, including NAEYC. Accreditation strengthens the quality of our centers by motivating the teaching staff and enhancing their understanding of developmentally appropriate early childhood practices. In certain states, these quality initiatives are tied to financial incentives such as higher child care assistance reimbursement rates and property tax incentives. At March 5, 2004, we had 483 centers accredited by NAEYC and approximately 360 centers actively pursuing NAEYC accreditation. We believe that our high quality educational programs allow us to attract new students, retain our existing students and distinguish ourselves from our competitors.

        Stable and Predictable Financial Model.    We believe KinderCare benefits from an attractive financial model with stable revenues, cash flows and margins. Our net revenues from child care centers increased from approximately $610.7 million during fiscal year 1999 to $838.6 million during fiscal year 2003. Our EBITDA increased from $101.0 million to $123.4 million during the same period, despite the effect of an increase in rent expense from $27.8 million to $51.8 million for the same period as a result of our previous synthetic lease facility, leased center acquisitions and our sale-leaseback program. Our net cash flows provided by operating activities have shown moderate growth with an increase from $61.8 million for fiscal year 1999 to $78.4 million for fiscal year 2003.

        Over the past several years, we have pursued a strategy of increasing our net revenues through enhanced center yield management. We have done so by balancing an increase in tuition rates against the gradual decline in occupancy at our centers and by expanding our fee-based service offerings. Our average weekly tuition rate increased from $113.45 to $144.45 from fiscal year 1999 to fiscal year 2003 accompanied by a decline in our occupancy rate from 69.9% to 63.3% during the same period. In fiscal years 2001, 2002 and 2003, comparable center net revenues grew 3.1%, 1.1% and 1.4%, respectively.

        At March 5, 2004, we owned 738 centers, which had an approximate net book value of $567.6 million. Of our 738 owned centers, 594 centers, which had an approximate net book value of $395.6 million at March 5, 2004, were encumbered through first mortgages or deeds of trust pursuant to the CMBS loan and our revolving credit facility. During the fourth quarter of fiscal year 2002, we embarked on a program of selling centers to individual real estate investors and concurrently signing long term leases to continue operating the centers. We are currently in the negotiation process with respect to $69.9 million of sales related to 27 centers. In addition to these pending transactions, we estimate that we had additional marketable inventory at April 16, 2004 of 74 centers with a market value of approximately $168.0 million. Historically, we believe this has been an efficient way to finance growth and reduce leverage. Assuming the market for such transactions remains favorable, we expect this effort to continue with our remaining owned centers and our new centers as we develop them. We will continue using the proceeds of these sales to fund our growth by developing and opening new centers. In addition to developing new centers, we routinely analyze the profitability of our existing centers. If a center is identified as underperforming, we will evaluate the center for closure to minimize the resulting financial liability.

        Ability to Attract and Retain a Qualified Workforce.    We believe our ability to provide attractive employee benefits and recognition programs gives us a competitive advantage in attracting and retaining a high quality workforce, which is an important factor in the successful operation of our centers. The center directors at our KinderCare centers have an average of approximately eight years with us, and those at our Mulberry centers have an average of approximately seven years with us. As part of our focus on investing in our people, we have implemented attractive benefit and incentive programs, employee recognition programs and training programs.

        Experienced Management Team.    The top six members of our senior management average approximately eight years of experience with us. In addition, our six region vice presidents and 81 area managers average over nine years with us. Our senior management has introduced and overseen quality initiatives such as NAEYC accreditation and improved training programs, developed systems to allow focus on labor productivity and expense control and built 213 new centers, acquired 89 centers and closed 201 underperforming centers.

Growth Opportunities

        We are pursuing the following growth opportunities:

        Increase Existing Center Revenue.    We have ongoing initiatives to increase center revenue by:

  •
  Sharing best practices—Center directors are incentivized to share best practices. For example, we recently completed an incentive campaign that was designed to encourage center directors to think creatively about ways to increase enrollment. Each week during the campaign, center directors were encouraged to submit their ideas to our corporate headquarters and received recognition by having their winning ideas posted on our intranet;

  •
  Providing incentives for center directors—Bonus programs reward center directors for enrollment growth and overall operating profit performance;

  •
  Using targeted marketing—Targeted marketing programs include a referral program under which parents receive tuition credits for every new customer enrollment referral and a variety of direct mail solicitation, telephone directory and internet yellow pages listings and local advertising vehicles. We also periodically hold open house events and have established parent forums to involve parents in center activities and events;

  •
  Maintaining competitive tuition pricing—In coordination with center directors, we carefully manage occupancy and tuition rates at the classroom level to maximize net revenue yield from each of our centers;

  •
  Increasing the number and availability of supplemental fee programs—We offer tutorial programs in the areas of literacy, reading, foreign languages and mathematics in the majority of our centers for a supplemental fee and are exploring additional supplemental fee programs; and

  •
  Continuing to operate clean, safe and attractive facilities—We continue to maintain and upgrade our facilities on a regularly scheduled basis to enhance their curb appeal. In the past five years,

    we have improved the signage at our centers to ensure a uniform standard to enhance customer recognition of our brands.

        Continue to Open Centers.    Many attractive markets across the United States offer opportunities to locate new community and employer-sponsored centers. We plan to expand by opening 15 to 30 new, higher capacity centers per year in locations where we believe the market for center-based child care will support tuition rates higher than our current average rates. We opened 28 new centers during fiscal year 2003 and expect to open 17 new centers during fiscal year 2004. We believe we have multiple sources of funding available to fund new center openings, including our sale-leaseback program, our revolving credit facility and cash flows from operations. Our new centers typically produce positive EBITDA in their first full year of operation and positive net income by the end of their second full year of operation. For centers opened in fiscal years 1997 through 2000, average net revenues were $1.0 million and EBITDA margins were 24.0% for their third full year of operation. The average total investment in these centers was approximately $1.6 million. The average rent expense for these centers was approximately 3.1% of net revenues.

        Pursue Strategic Acquisitions.    We plan to continue making selective acquisitions of existing high quality centers. Our strong market position enhances the opportunities to capitalize on consolidation of the highly fragmented early childhood education and care services industry. For example, our acquisition of Mulberry Child Care Centers, Inc. in 2001 allowed us to increase our presence in certain attractive markets in the northeast. In addition to making center acquisitions, we plan to continue evaluating investment and acquisition opportunities for companies in the education industry that offer educational content and services to children, teenagers and adults. We believe these opportunities would complement our center based educational and our distance learning services.

        Increase Profitability Through Operational Efficiencies.    We have developed a culture dedicated to operational efficiencies. We focus on center-level economics, which hold each center director accountable for profitability. Labor costs are the most significant component of a center's cost structure. We developed and utilize a proprietary labor management system to assist center directors in managing staff hours relative to attendance levels at their centers. We also require most supply purchases to be executed through our automated procurement system, which tracks expenses against benchmarks and requires field management oversight at the point of purchase. Strong controls have helped us contain costs and leverage our overhead over our large, nationwide center base. We believe we are well positioned to benefit from future utilization of our available capacity with our proven ability to manage our cost structure.

        Expand Our Distance Learning Operations.    Our subsidiary, KC Distance Learning, Inc., is based in Bloomsburg, Pennsylvania and operates three business units: Keystone National High School, Learning and Evaluation Center and IQ Academies. We plan to expand our distance learning operations by offering these services in additional states and increasing sales of these services.

        Establish Strategic Relationships.    Through our strategic partnerships, we offer our customers proprietary conveniences and discounts, including access to various educational products and toys. We recently announced an exclusive arrangement with Discover® Card to accept payments via credit card online or at our centers. Our market position and large, nationwide base of centers with its associated customer base makes us an attractive strategic partner for companies with comparable products and services, and gives our strategic partners access to a valuable distribution network for such products and services. Since fiscal year 2000, we have been successfully offering literacy and reading tutorial programs in our centers, which we have licensed from companies that sell these same products in the retail market. We believe that strategic partnerships strengthen our reputation as an early childhood education and care service provider and enrich the experiences of children enrolled at our centers.

Center Operations

        We operate the largest system of for-profit centers providing early childhood education and care in the United States. At March 5, 2004, we managed 1,245 centers in 39 states primarily under the KinderCare name with a licensed capacity of 166,000 students at March 5, 2004. We managed 69 of these centers under the Mulberry name. At March 5, 2004, we owned 738 centers, leased 502 centers and operated five centers under management contracts. Our centers are open year round. The hours vary by location, although Monday through Friday from 6:30 a.m. to 6:00 p.m. is typical. Children are usually enrolled on a weekly basis for either full- or half-day sessions.

        Centers.    We operate two types of centers, community centers and employer-sponsored centers. Community centers are designed to meet the needs of the general community in which they are located. Employer-sponsored centers partner with companies to provide on- site or near-site education and child care for the families of their employees. The vast majority of our centers are community centers.

        Our typical community and employer-sponsored center is a one-story, air-conditioned building constructed based on our design and located on approximately one acre of land. Larger capacity centers are situated on parcels ranging from one to four acres of land. The centers contain classrooms, play areas and complete kitchen and bathroom facilities. Each center is equipped with a variety of audio and visual aids, educational supplies, games, puzzles, toys and outdoor play equipment. Centers also lease vehicles used for field trips and transporting children enrolled in our before- and after-school programs. All centers are equipped with computers for children's educational programs. Most of our centers are able to accommodate from 95 to 190 children, with our older centers having an average capacity of 132 children. Since 1997, we have been developing and opening centers based on prototypes with average capacities of either 140 or 185 children. The employer-sponsored centers are individualized for each sponsor and range in capacity from 75 to 230 children.

        Tuition.    We determine tuition rates based upon a number of factors, including the age of the child, full- or part-time attendance, enrollment levels, location and competition. Tuition rates are typically adjusted company-wide each year to coincide with the back-to-school periods. However, we may adjust individual room rates within a specific center at any time based on competitive position, occupancy levels and demand. In order to maximize enrollment, center directors may also adjust the rates at their center or offer discounts at their discretion, within limits. These rate discounts and adjustments are closely monitored by our field and corporate management. Our focus on pricing at the classroom level within our centers has enabled us to improve comparable center net revenue growth throughout the year without losing occupancy in centers where the quality of our services, demand and other market conditions support such increases.

        Center Oversight.    Each of our centers is linked to our corporate headquarters through a fully automated information, communication and financial reporting system. This system is designed to provide timely information on items such as net revenues, enrollments, expenses, payroll and staff hours and provides center directors with the ability to distribute reports and update centrally maintained information on a daily basis. We regularly seek new uses for our intranet as a tool to communicate with our centers. For example, in fiscal year 2004, we used our intranet to collect creative marketing ideas from our center directors. Our intranet provides an automated way to communicate information to our corporate headquarters where management can use it to assess quality and identify best practices.

        Field and Center Personnel.    Our centers are organized into six geographic regions, each headed by a region vice president. The region vice presidents are supported by 81 area manager positions for KinderCare and nine region director positions for Mulberry.

        Individual centers are managed by a center director and, in most cases, an assistant director. All center directors participate in periodic training programs or meetings and must be familiar with applicable state and local licensing regulations. The corporate human resources department monitors salaries and benefits for competitiveness. During fiscal year 2002, we conducted a center director retention survey. We believe the results of the survey reflect overall center director satisfaction. As a result of the survey, we revised the center director bonus plan in fiscal year 2003 to increase the focus on customer retention and new enrollments.

        Due to high employee turnover rates in the early childhood education and care services industry in general, we emphasize recruiting and retaining qualified personnel. The turnover of personnel experienced by us and other providers in our industry results in part from the fact that a significant portion of our employees earn entry-level wages and are part-time employees.

        All center teachers and other non-management staff are required to attend an initial half-day training session prior to being assigned full duties and to complete a six week on-the-job basic training program. Our basic orientation and staff training program is delivered via a video series. Additionally, we have developed and implemented training programs to certify personnel as teachers of various age groups in accordance with our internal standards and in connection with our age-specific educational programs. We offer ongoing sales and service training to center directors, area managers and region directors that focuses on enrollment and retention of families, training on delivery of our educational programs and health and safety related training. Center staff also participate in ongoing in-service training as required by state licensing authorities, most of which is focused on education and child health and safety related issues.

        Marketing, Advertising and Promotions.    We conduct our marketing efforts through direct response programs supported by the use of the internet and grass roots efforts at the center level in conjunction with our corporate sponsored initiatives. We combine traditional direct mail, email, yellow pages listings, internet directory placements and search optimization for visibility that makes local efforts successful. We believe that our referral, drive-by and yellow pages marketing strategies are the most effective in helping customers find us. In addition to contacting a local center, customers can gain information by calling an advertised toll free number or visiting either of our websites, kindercare.com or mulberrychildcare.com. The information on our websites is not incorporated by reference in this proxy statement/prospectus.

        Our local marketing programs use a wide variety of approaches from extended hours to center events for existing and prospective families, to a parent referral program in order to acquire new families and retain those currently enrolled. The referral program provides tuition credits for every referral that becomes an enrollment to both the new and current family. We also periodically hold open house events and have established parent forums to involve parents in center activities and events, in an effort to retain customers.

        Each of our center directors receives training and support designed to facilitate their marketing success. These materials are developed using the most recent customer research and are designed specifically for the center director and staff. The end goal is to better prepare center level staff to convert each inquiry into an enrollment.

        From a corporate perspective, we have focused on center-specific marketing opportunities such as (1) choosing sites that are convenient for customers to encourage drive-by identification, (2) refurbishing our existing centers to enhance their curb appeal and (3) upgrading the signage at our centers to enhance customer recognition.

        Our new center pre-opening marketing effort includes direct mail and newspaper support, as well as local public relations support. Every new center hosts a grand opening and an open house and provides individualized center tours where parents and children can talk with staff, visit classrooms and play with educational toys and computers.

Employer-Sponsored Child Care Services

        Through KinderCare At Work®, we offer a more flexible format for our services by individually evaluating the needs of each sponsoring company to find the appropriate format to fit its needs for on-site or near-site employee child care. Our employer-sponsored centers utilize an operating model that is very similar to our community centers, including collecting tuition fees directly from the employee parent, however they support businesses, government, hospitals and universities with large, single site employee populations. Most employer-sponsored centers also allow community children to attend as a second priority to the sponsoring company employee's children, which helps to maximize the revenue and profit opportunity at each employer-sponsored center.

        Employer-sponsored centers are typically located on the business owner's property and the business owner sponsors and usually supports the center with free or reduced rent, utilities and custodial maintenance. Employer-sponsored centers may be operated on a profit and loss basis, on a management fee basis or a variation of the two. The management contracts generally provide for a three- to five-year initial period with renewal options ranging from two to five years. Our compensation under existing agreements is generally based on a fixed fee with annual escalations. KinderCare At Work® can also assist organizations in one or more aspects of implementing a child care related benefit, including needs assessments, financial analysis, architectural design and development plans. KinderCare At Work's® website address is kindercareatwork.com. The information on our websites is not incorporated by reference into this proxy statement/prospectus.

        At March 5, 2004, we operated 43 on-site/near-site employer-sponsored early childhood education and care centers for 42 different employers, including Universal Orlando Resort, Saturn Corporation, LEGO Systems, Inc., Oregon State University, University of Utah and several hospitals and other businesses and universities. Of the 43 employer-sponsored centers, 38 were owned or leased by us and five were operated under management contracts.

        We also offer back-up child care, a program that utilizes our existing centers to provide back-up child care services to the employees of subscribed employers. Current clients include Universal Orlando Resort, Prudential Financial, US Cellular and KPMG.

Educational Programs

        We have developed a series of educational programs, including five separate proprietary age-specific curricula. Our educational programs recognize the importance of using high quality, research-based curriculum materials designed to create a rich and nurturing learning environment for children. The programs are revised on a rotating basis to take advantage of the latest research in child development.

        Our educational programs and materials are designed to respond to the needs of the children, parents and families we serve and to prepare children for success in school and in life. Specifically, we focus on the development of the whole child: physically, socially, emotionally, cognitively and linguistically.

        Infant and Toddler Curricula.    Our infant and toddler program, Welcome to Learning®, is designed for children ages six weeks to two years. The infant component, for children from six weeks to 15 months, is based on building relationships with the child and the family and focuses on providing a safe and nurturing environment. The toddler component lets children from 12 to 24 months feel free to explore and discover the world around them.

        Two-Year-Old Curriculum.    Our Early Learning Curriculum focuses on using the latest research in brain development to provide learning experiences for children during one of their most critical developmental stages. This curriculum provides children with opportunities to explore and discover the world around them with both daily and long-term extended activities and projects. The Early Learning Curriculum is offered for children from 24 to 36 months.

        Preschool Curricula.    We have two preschool programs designed for children three to five years of age. Both programs use research-based goals and objectives as their framework to provide a high quality learning experience for children. We also offer tutorial programs in the areas of literacy, reading, foreign languages and mathematics for a supplemental fee in the majority of our centers.

        The Preschool Readiness Curriculum focuses on three-year-olds. Monthly themes are divided into two-week units to allow children extended time for in-depth exploration and discovery. Curriculum activities emphasize emerging readiness skills in reading and language development. Specially designed LetterBooks are used to introduce children to phonics and letter and word recognition. Discovery areas support children's learning of basic math and science concepts, computer awareness, creative arts, cooking and homeliving.

        The Preschool at KinderCare curriculum focuses on four-year-olds. It teaches children to enjoy learning through hands-on involvement and stimulating activities. Monthly themes are divided into one-week units providing a comprehensive array of activities relevant to the lives of older preschoolers. Curriculum materials build pre-reading, writing and language skills. Discovery areas provide opportunities for exploration and choice based on children's interests.

        We are investigating the demand for a new pre-kindergarten concept that represents a more academic approach to learning. This program is being pilot tested in a select group of centers. The curriculum focuses on teaching basic skills in literacy, math, science and social studies in learning stations set up to provide challenging daily lessons. We use experienced degreed teachers who work from a scope and sequence based on standards recognized by state departments of education to define what children should know and be able to do. We will provide on-going assessments to parents that support children's language, cognitive, social, emotional and physical development.

        Kindergarten Curriculum.    For five-year-olds, we offer the Kindergarten at KinderCare...Journey to Discovery® program. Children learn through play, hands-on exploration, activities and experiences that are real world and sensory in nature. This curriculum emphasizes reading development, beginning math concepts and those skills necessary to give children the confidence to succeed in school. Our kindergarten is offered in approximately two-thirds of our child care centers and meets state requirements for instructional curriculum prior to first grade.

        School-Age Curriculum.    Our KC Imagination Highway® program is a project-based curriculum designed for children ages six to 12. The program includes a number of challenging activities and projects designed to stimulate the imagination of elementary school-age children through researching, designing, building, decorating and presenting. This program meets the needs of parents looking for content rich after-school experiences that keep school-age children interested and involved.

        Summer Curriculum.    We offer a summer program called Summer AdventuresSM to elementary school-agers. This program is a fun-filled, academic-based curriculum of 20 weekly themes, including themes that help children learn new vocabulary, try out recipes for foods that are actually good for them, make volcanoes that erupt, construct robots out of junk and learn about patriotism.

        Distance Learning.    Although center-based child-care is our primary business, we also own and operate a distance learning company serving teenagers and young adults. Our subsidiary, KC Distance Learning, Inc., operates Keystone National High School, an accredited distance-learning program which is licensed as a private high school. Keystone National High School is accredited by several national and regional bodies, including Northwest Association of Colleges and Schools; Distance Education and Training Council and the National Collegiate Athletic Association. Keystone's curriculum has been developed to reflect the curriculum being taught in high schools across the country. Our course catalog consists of over 60 courses, covering all the subjects required to obtain a diploma. We deliver courses in both correspondence and online formats. We provide each student with current textbooks from major publishers, which have been selected by subject matter specialists. Accompanying each textbook, our learning guides are written by veteran classroom teachers and provide the appropriate level of direction. Our certified teachers provide guidance, tutoring and grading services for our students.

        Center Accreditation.    We continue to stress the importance of offering high quality programs and services to children and families. We also pursue accreditation of our centers by various accrediting bodies recognized by states as meeting quality improvement initiatives and believe that the accreditation process improves the quality of our centers by motivating the teaching staff and enhancing their understanding of developmentally appropriate childhood practices. In certain states, these quality initiatives are tied to financial incentives such as higher child care assistance reimbursement rates and property tax incentives. At March 5, 2004, we had 483 centers accredited by NAEYC, which is the most widely recognized accrediting body by states that have implemented these quality initiatives. Other agencies that have been recognized by a number of states include the National Early Childhood Program Accreditation and the National Accreditation Commission of the National Association of Child Care Professionals.

        Training.    We provide curriculum-specific training for teachers and caregivers to assist them in effectively delivering our programs. Each curriculum is designed to provide teachers with the necessary materials and enhancements to enable effective delivery based on the resources and needs of the local community. We emphasize selection of staff who are caring adults responsive to the needs of children. We strive to give each teacher the opportunity, training and resources to effectively implement the best in developmentally and age appropriate practice. Opportunities for professional growth are available through company-wide training such as the Certificate of Excellence Program. We also make available more advanced training opportunities, including tuition reimbursement for employment-related college courses or course work in obtaining a Child Development Associate credential.

Asset Management

        We have developed processes designed to effectively manage our real estate assets at all stages beginning with site selection and development and including center maintenance, refurbishment and, where appropriate, center closure.

        Site Selection and Development of New Centers.    We seek to identify attractive new sites for our centers in large, metropolitan markets and smaller, growth markets that meet our operating and financial goals. We look for sites where we believe the market for our services will support tuition rates higher than our current average rates. Our real estate department performs comprehensive studies of geographic markets to determine potential areas for new center development. These studies include analysis of land prices, development costs, competitors, tuition pricing and demographic data such as population, age, household income and employment levels. In addition, we review state and local laws, including zoning requirements, development regulations and child care licensing regulations to determine the timing and probability of receiving the necessary approvals to construct and operate a new center. This information is reviewed by our Development Committee, which includes our Chief Executive Officer, our Executive Vice President and Chief Financial Officer, our Senior Vice President and Chief Development Officer and our Senior Vice President of Operations, among others. The Development Committee meets every two weeks and evaluates new center development opportunities as well as center acquisition opportunities, lease renewals and center closures.

        We target sites that offer convenience for our customers, are located in appealing markets and provide opportunities for drive-by interest. We make specific site location decisions for new centers based upon a detailed site analysis that includes feasibility and demographic studies, as well as comprehensive financial modeling. Within a prospective area, we often analyze several alternative sites. Each potential site is evaluated against our standards for location, convenience, visibility, traffic patterns, size, layout, affordability and functionality, as well as potential competition.

        Our new center development is supported by a team of individuals from our operations, purchasing, human resources, marketing and legal departments to streamline the new center opening process. We believe this results in a more efficient transition of new centers from the construction phase to field operation.

        We opened 28 new centers during fiscal year 2003 and 12 more through March 5, 2004. These new centers have an average licensed capacity of 175. When mature, these larger centers are designed to generate higher revenues, operating income and margins than the older centers. These new centers also have higher average costs of construction and typically take three to four years to reach maturity. On average, our new centers should begin to produce positive EBITDA during the first year of operation and begin to produce positive net income by the end of the second year of operation. Accordingly, as more new centers are developed and opened, profitability will be negatively impacted in the short-term but is expected to be enhanced in the long-term once these new, more profitable centers achieve anticipated levels.

        The following is a summary of our center opening activity over the past five years:

	Fiscal Year Ended
	May 28, 1999	June 2, 2000	June 1, 2001	May 31, 2002	May 30, 2003
Number of centers, beginning of fiscal year	1,147	1,160	1,169	1,242	1,264

Openings	39	35	44	35	28
Acquisitions	—	13	75	—	—
Centers closed or sold	(26)	(39)	(46)	(13)	(28)

Net centers additions	13	9	73	22	—

Number of centers, end of fiscal year	1,160	1,169	1,242	1,264	1,264

        Center Maintenance.    We believe it is critical to maintain a fresh, clean, pleasant and safe environment for the children and families we serve as well as our employees. The appearance of our facilities affects tuition rates, occupancy and the long term success of our centers.

        We use a centralized maintenance program to ensure consistent high quality maintenance of our facilities located across the country. Each of our approximately 100 maintenance technicians has a van stocked with spare parts and handles emergency, routine and preventative maintenance functions through an automated work order system. Technicians are notified and track all work orders via palm top computers. At March 5, 2004, specific geographic areas were supervised by two regional directors and 12 facility managers, each of whom manages between six and 10 technicians.

        Our facilities management department has developed a center assessment system that allows our facilities technicians to assess the condition of the major building components of our centers, such as roofing, parking lots, exteriors, playgrounds, mechanical systems, appliances and building finishes. The assessment data is recorded in a central database, which is accessible over the intranet. The system includes replacement benchmarks for building components, which will be used to assist in determining replacement schedules and capital priorities. Preliminary assessments have been completed on approximately 1,000 of our centers and we expect to complete assessments on the remaining centers by the end of the current fiscal year. We believe this system will enable us to make better capital deployment decisions on more significant center enhancements.

        Asset Evaluation and Center Closings.    We routinely analyze the profitability of our existing centers through a detailed evaluation that considers leased versus owned status, lease options, operating history, premises expense, capital requirements, area demographics, competition and site assessment. Through this evaluation process, our asset management staff formulates a plan for the property reflecting our strategic direction and marketing objectives.

        At March 5, 2004, we owned 738, or 59.3%, of our 1,245 centers. Those centers have an approximate net book value of $567.6 million, which includes land, building and equipment costs. Our current sale-leaseback program began during the fourth quarter of fiscal year 2002. Under this initiative, we began selling centers to individual real estate investors and concurrently signing long term leases to continue operating the centers. Most leases have an average lease term of 15 years, with three to four five-year renewal options. We continue to manage the operations of any centers that are sold in such transactions. During fiscal year 2003, we completed sales totaling $88.7 million, which represented 41 centers. From the end of fiscal year 2003 through March 5, 2004, we completed another $58.1 million of sales, which represented 29 centers. Subsequent to March 5, 2004, we closed $15.2 million of sales, which included six centers. We are currently in the process of negotiating another $69.9 million of sales related to 27 centers. It is possible that we will be unable to complete these transactions. We expect this effort to continue, assuming the market for such transactions remains favorable.

        Our asset management department also manages the disposition of all surplus real estate owned or leased by us. These real estate assets include undeveloped sites, unoccupied buildings and closed centers. We disposed of 10 surplus properties in fiscal year 2003. From the end of fiscal year 2003 to March 5, 2004, we sold two surplus properties. We were in the process of marketing an additional 19 surplus properties at March 5, 2004.

        The profitability of our centers is closely monitored by our asset management program. If a center continues to under perform, exit strategies are employed in an attempt to minimize our financial liability. Typical reasons for a center closure include changing demographics that have adversely affected financial performance and inability to renew a lease on economically favorable terms. We make an effort to time center closures to minimize the negative impact on affected families. During fiscal year 2003, we closed 28 centers. From the end of fiscal year 2003 to March 5, 2004, we closed 32 additional centers.

The Early Childhood Education and Care Services Industry

        Our industry is the early childhood education and care services industry, which we refer to in this section as the child care industry. According to an industry analysis by Marketdata Enterprises, the U.S. child care industry generated an estimated $40 billion in revenues in 2000, and is estimated to generate revenues of approximately $60 billion in 2005. The Children's Foundation estimates that there are currently approximately 117,000 licensed child care centers throughout the United States, compared to approximately 106,000 in 2000.

        The growth in the child care industry has been driven by a number of factors some of which are discussed below. Although some of the trends that rose so sharply in the 1980s, such as the population of children under five and return of mothers to the workforce, have stabilized, the factors that drive demand for early education and child care services continue to be strongly positive.

        Number of Mothers in the Workforce.    As the number of traditional single earner and stay-at-home parent families has declined, many parents have been forced to struggle with alternative care options for their children. In 2002, approximately 65% of all U.S. families with children under six were dual-income or single parent households, with a declining percentage of children receiving care from a stay-at-home parent. As women and mothers have entered the workforce, the demand for child care has increased proportionally. According to the U.S. Bureau of Labor Statistics, the labor force participation rate of mothers with children under the age of six has increased from approximately 39% in 1975 to approximately 64% in 2002. In 2002, approximately 37% of all children were born to mothers over 30, as compared to 20% in 1980, according to the National Center for Health Statistics. These mothers are typically more committed to a career than their younger counterparts and are also more likely to be part of a two-income household with more to spend on child care services.

Labor Force Participation of Mothers with Children Under 6 Years of Age

        Source: U.S. Bureau of Labor Statistics

        Increased Population of Children Under the Age of Five.    According to the National Center for Health Statistics, the annual number of live births was approximately 4.0 million in 2002, versus approximately 3.6 million in 1980. The U.S. Census Bureau projects the annual number of live births to increase to approximately 4.5 million in 2015. In addition, the number of children under the age of five has grown from approximately 18.9 million in 1990 to approximately 19.6 million in 2002, according to the U.S. Census Bureau.

Number of Children Under 5 Years of Age

        Source: U.S. Census Bureau

        Awareness of the Importance of Early Childhood Development.    The demand for quality child care has increased as scientific research highlights the importance of education during a child's early developmental years. In 1996, the Families and Work Institute completed research demonstrating the importance of early childhood experiences in a child's overall cognitive development. In addition, recent scientific research into early childhood development has drawn widespread media and political attention, increasing parents' awareness of, and the demand for, quality educational facilities for their children. For example, a 1997 National Institute of Child Health and Human Development study reviewed the impact of child care on children and found that the quality of early childhood care had a statistically significant and direct relationship with a child's cognitive growth. In addition, a study published in January 2004 by Child Development focusing on the effects of center based care on children in poor communities concluded that quality center based programs show positive effects on children's cognitive growth.

        Shift Toward Center-Based Care.    There has been a significant increase in the use of center-based child care facilities, which typically offer a more structured curriculum, better educational materials, more experienced personnel and more opportunity for social interaction than alternative forms of child care. According to Child Care Information Exchange, nearly one of every three preschool-aged children is enrolled in a child care center.

        Availability of Government Support of Early Childhood Programs.    The subject of early education and child care has been given considerable attention by the federal government. In 1996, federal funding for early childhood programs increased substantially when Congress enacted the welfare reform laws and increased funding for programs aimed at low income families. The federal government currently funds early childhood programs primarily through the Child Care and Development Block

Grant, but also through the Social Services Block Grant, Temporary Aid for Needy Families and Head Start. Over $15 billion in the federal budget for the 2003 fiscal year was dedicated to early childhood programs.

        Employer-Sponsored Child Care Services.    Within the child care industry, there is a continued trend toward employer-sponsored child care services as large- and medium-size employers continue to recognize the value of child care assistance as an employee benefit. Many corporations and other employers have found that providing early childhood education services enhances employee productivity, loyalty and commitment. For these reasons, employers have increasingly recognized child care benefits as a key element of their employee recruitment and retention strategy, and are increasingly providing this benefit through employer-sponsored child development centers. A wide variety of employers currently sponsor on-site/near-site child development centers, including corporations, hospitals, government agencies and universities.

Industry Competition

        The early childhood education and care services industry is competitive and highly fragmented, with the most important competitive factors generally based upon reputation, location and price. Competition consists principally of the following:

  •
  other for-profit, center-based child care providers;

  •
  preschool, kindergarten and before- and after-school programs provided by public and private schools;

  •
  child care franchising organizations;

  •
  local nursery schools and child care centers, including church-affiliated and other non-profit centers;

  •
  providers of child care services that operate out of homes; and

  •
  substitutes for organized child care, such as relatives, nannies and one parent caring full-time for a child.

        The following table, which was published in a Fall 2002 report sponsored by the National Child Care Association entitled "The National Economic Impacts of the Child Care Sector," sets forth the categories and estimated quantities of all licensed child care providers in the United States.

Licensed Facility Category	Number of Centers
Family Day Care Providers/Homes	306,246
Child Care Centers	113,298
Public Sector Agencies	55,000
Churches	23,000
Community Service Organizations	2,000
Colleges and Universities	1,400
Hospitals	900
U.S. Military Bases (Worldwide)	639

        Based on the information set forth in the table above, there are over 113,000 licensed child care centers and over 500,000 total licensed facilities in the United States.

        Competition includes other large, national, for-profit companies providing child education and care services, many of which offer these services at a lower price than we do. These other for-profit providers continue to expand in many of the same markets where we currently operate or plan to operate. We compete by offering (1) high quality education and recreational programs,

(2) contemporary, well-equipped facilities, (3) trained teachers and supervisory personnel and (4) a range of services, including infant and toddler care, drop-in service and the transportation of older children enrolled in our before- and after-school program between the centers and schools.

        According to a July 2001 study published by Marketdata Enterprises, the 40 largest providers of child care services totaled less than 5% of total licensed child care centers. The table set forth below, which was based on information published in Child Care Information Exchange from information provided by the organizations listed, sets forth information regarding certain of our competitors and us as of January 1, 2004.

Company	Number of Centers	Licensed Capacity
KinderCare Learning Centers, Inc.	1,269	167,000
Knowledge Learning Corporation	850	112,365
La Petite Academy	648	89,835
Bright Horizon Family Solutions	510	59,000
Childtime Learning Centers	483	52,000
Nobel Learning Communities. Inc.	168	28,100
ChildCare Network	117	15,881

        In addition, the table below, which was published in Child Care Information Exchange, based solely on information provided by the organizations listed, sets forth information regarding certain child care franchising organizations as of January 1, 2004.

Company	Number of Centers	Licensed Capacity
Kids 'R' Kids International	109	21,800
Goddard Systems, Inc.	160	21,000
Primrose School Franchising Company	118	20,408
Kiddie Academy	70	9,535

        Based on this information, only 13 companies have total capacity in excess of 10,000 children, and only 10 companies have more than 100 centers. We are the only company with more than 1,000 centers.

        In some markets, we also face competition with respect to preschool services and before- and after-school programs from public schools that offer such services at little or no cost to parents. In many instances, public schools hire third party operators to manage these programs, and we are currently evaluating opportunities in this area. The number of school districts offering these services is growing and we expect that this form of competition will increase in the future.

        Local nursery schools, child care centers and in-home providers generally charge less for their services than we do. Many denominational and other non-profit child care centers have lower operating expenses than we do and may receive donations and/or other funding to subsidize operating expenses. Consequently, operators of such centers often charge tuition rates that are less than our rates. In addition, fees for home-based care are normally substantially lower than fees for center-based care because providers of home care are not always required to satisfy the same health, safety, insurance or operational regulations as our centers.

        Our employer-sponsored centers compete with center-based child care chains, some of which have divisions that compete for employer-sponsorship opportunities, and with other organizations that focus exclusively on the work-site segment of the child care market.

Governmental Laws and Regulations Affecting Us

        Center Licensing Requirements.    Our centers are subject to numerous state and local regulations and licensing requirements. We have policies and procedures in place to assist in complying with such regulations and requirements. Although these regulations vary from jurisdiction to jurisdiction, government agencies generally review the fitness and adequacy of buildings and equipment, the ratio of staff personnel to enrolled children, staff training, record keeping, children's' dietary program, the daily curriculum and compliance with health and safety standards. In most jurisdictions, these agencies conduct scheduled and unscheduled inspections of the centers and licenses must be renewed periodically. Most jurisdictions establish requirements for background checks or other clearance procedures for new employees of child care centers. Repeated failures of a center to comply with applicable regulations can subject it to sanctions, which might include probation or, in more serious cases, suspension or revocation of the center's license to operate and could also lead to sanctions against our other centers located in the same jurisdiction. In addition, this type of action could lead to negative publicity extending beyond that jurisdiction.

        We believe that our operations are in substantial compliance with all material regulations applicable to our business. However, a licensing authority may determine that a particular center is in violation of applicable regulations and may take action against that center and possibly other centers in the same jurisdiction. In addition, there may be unforeseen changes in regulations and licensing requirements, such as changes in the required ratio of child center staff personnel to enrolled children, that could have a material adverse effect on our operations. States in which we operate routinely review the adequacy of regulatory and licensing requirements and implement changes which may significantly increase our costs to operate in those states.

        Child Care Tax Incentives.    Tax incentives for child care programs can potentially benefit us. Section 21 of the Internal Revenue Code of 1986, referred to as the Code, provides a federal income tax credit ranging from 20% to 35% of specified child care expenses with maximum eligible expenses of $3,000 for one child and $6,000 for two or more children. The fees paid to us by eligible taxpayers for child care services qualify for these tax credits, subject to the limitations of Section 21 of the Code. However, these tax incentives are subject to change.

        Code Section 45F provides incentives to employers to offset costs related to employer-provided child care facilities. Costs related to (a) acquiring or constructing property used as a qualified child care center, (b) operating an existing child care center, or (c) contracting with an independent child care operator to care for the children of the taxpayer's employees will qualify for the credit. The credit amount is 25% of the qualified costs. An additional credit of 10% of qualified expenses for child care resource and referral services has also been enacted. The maximum credit available for any taxpayer is $150,000 per tax year.

        Many states offer tax credits in addition to the federal credits discussed above. Credit programs vary by state and may apply to both the individual taxpayer and the employer.

        Child Care Assistance Programs.    During fiscal year 2003 and the forty weeks ended March 5, 2004, approximately 21.6% and 20.1%, respectively, of our net revenues were generated from federal and state child care assistance programs, primarily the Child Care and Development Block Grant and At-Risk Programs. These programs are designed to assist low-income families with child care expenses and are administered through various state agencies. Although additional funding for child care may be available for low income families as part of welfare reform and the reauthorization of the Block Grant, we may not benefit from any such additional funding.

        At March 5, 2004, approximately 500 of our centers were also eligible to participate in the Child and Adult Care Food Program, or CACFP, which provide reimbursement for meals and snacks that meet certain USDA approved nutritional guidelines. Centers can qualify to participate in the CACFP by meeting one of two tests: 25% or more of the enrolled students receive child care assistance funding or 25% or more of the center's customers have household incomes that are at or below state specified income levels. Reimbursement is calculated based on the percentage of the center's customers that fall into a "free" or "reduced" income category established by the state. During fiscal year 2003 and the forty weeks ended March 5, 2004, our CACFP reimbursements were $7.8 million and $6.3 million , respectively, which were recorded as a reduction of operating expense.

        Participation in these federal and state child care assistance programs involves complex recordkeeping and other administrative requirements. We believe the processes we have developed and are continuing to develop to manage our participation in these programs offers us a competitive advantage.

        Federal or state child care assistance programs may not continue to be funded at current levels. Many states have recently experienced fiscal problems and have reduced or may in the future reduce spending on social services. A termination or reduction of child care assistance programs could have a material adverse effect on our business.

        Americans with Disabilities Act.    The federal Americans with Disabilities Act, referred to as the ADA, and similar state laws prohibit discrimination on the basis of disability in public accommodations and employment. Compliance with the ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations made to commercial facilities conform to accessibility guidelines unless structurally impracticable for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants and additional capital expenditures to remedy such noncompliance. We have not experienced any material adverse impact as a result of these laws.

        Federal Transportation Regulations.    In August and September of 1998, the National Highway Transportation Safety Administration, referred to as NHTSA, issued interpretive letters that appear to modify its interpretation of regulations governing the sale by automobile dealers of vehicles intended to be used for the transportation of children to and from school by child care providers. These letters indicate that dealers may no longer sell 15-passenger vans for this use, and that any vehicle designed to transport 11 persons or more must meet federal school bus standards if it is likely to be used significantly to transport children to and from school or school-related events. These interpretations have affected the type of vehicle that may be purchased by us for use in transporting children between schools and our centers and, in effect, required us to commence a scheduled replacement of our remaining fleet of vans with school buses. NHTSA's interpretation and potential related changes in state and federal transportation regulations have increased our costs to transport children because school buses are more expensive to purchase and maintain and, in some jurisdictions, require drivers with commercial licenses. At March 5, 2004, we had 1,280 school buses out of a total of 2,240 vehicles used to transport children.

Trademarks and Service Marks

        We believe that our name and logo are important to our operations. We own and use various registered and unregistered trademarks and service marks covering the name KinderCare, our schoolhouse logo and a number of other names, slogans and designs. A federal registration in the United States is effective for 10 years and may be renewed for 10-year periods perpetually, subject only to required filings based on continued use of the mark by the registrant.

Employees

        At March 5, 2004, we had approximately 24,000 employees. Of these employees, over 23,000 were employed in our centers. Center employees include the following:

  •
  center directors,

  •
  assistant directors,

  •
  regular full- and part-time teachers,

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  temporary and substitute teachers,

  •
  teachers' aides, and

  •
  non-teaching staff, including cooks and van drivers.

        There are approximately 330 employees in the corporate headquarters and 260 field management and support personnel. Approximately 7.2% of our 24,000 employees, including all management and supervisory personnel, are salaried. All other employees are paid on an hourly basis. We do not have an agreement with any labor union and we believe that we have good relations with our employees.

Properties

        Early Childhood Education and Care Centers.    Of our child care centers in operation at March 5, 2004, we owned 738, leased 502 and operated five under management contracts. We own or lease other centers that have not yet been opened or are being held for disposition. In addition, we own real property held for the future development of centers.

        The community and employer-sponsored centers we operated at March 5, 2004 were located as follows:

Location	Centers	Location	Centers	Location	Centers
United States:
Alabama	8	Kentucky	14	New York	10
Arizona	23	Louisiana	11	North Carolina	33
Arkansas	2	Maryland	26	Ohio	80
California	143	Massachusetts	49	Oklahoma	6
Colorado	36	Michigan	32	Oregon	20
Connecticut	19	Minnesota	39	Pennsylvania	65
Delaware	5	Mississippi	3	Rhode Island	1
Florida	70	Missouri	32	Tennessee	23
Georgia	31	Nebraska	10	Texas	95
Illinois	96	Nevada	8	Utah	8
Indiana	25	New Hampshire	4	Virginia	54
Iowa	10	New Jersey	51	Washington	58
Kansas	13	New Mexico	6	Wisconsin	24
				United Kingdom	2

				Total	1,245

        Environmental Compliance.    We are not aware of any existing environmental conditions that currently or in the future could reasonably be expected to have a material adverse effect on our financial position, operating results or cash flows. We have not incurred material expenditures to address environmental conditions at any owned or leased property. Approximately 10 years ago, we established a process of obtaining environmental assessment reports to reduce the likelihood of incurring liabilities under applicable federal, state and local environmental laws upon acquisition or lease of prospective new centers or sites. These assessment reports have not revealed any environmental liability that we believe would have a material adverse effect on us. Nevertheless, it is possible that these assessment reports do not or will not reveal all environmental liabilities and it is also possible that sites acquired prior to the establishment of our current process have environmental liabilities. In connection with the origination of the CMBS loan in July 2003, see "Description of Certain Indebtedness—Mortgage Loan," a third party performed Phase I environmental assessments for approximately half of the centers secured by the mortgage loan. Although there were no material adverse findings, operations and maintenance plans relating to lead paint and asbestos were recommended and have been implemented. Additionally, from time to time, we have conducted additional limited environmental investigations and remedial activities at some of our former and current centers. However, we have not undertaken an in-depth environmental review of all of our owned and leased centers. Consequently, there may be material environmental liabilities of which we are unaware.

        In addition, future laws, ordinances or regulations may impose material environmental liability, the current environmental condition of our owned or leased centers may be adversely affected by conditions at locations in the vicinity of our centers (such as the presence of leaking underground storage tanks) or by third parties unrelated to us and, on sites we lease to others, tenants may violate their leases by introducing hazardous or toxic substances into our owned or leased centers that could expose us to liability under federal, state, or local environmental laws.

        Corporate Headquarters.    Our corporate office is located in Portland, Oregon. We lease approximately 80,000 square feet of office space for annual rental payments of $26.50 per square foot. The initial term of the lease expires in November 2007 with one five-year extension option at market rent.

Seasonality

        New enrollments are generally highest during the traditional fall "back to school" period and after the calendar year-end holidays. Therefore, we attempt to focus our marketing efforts to support these periods of high re-enrollments. Enrollment generally decreases 5% to 10% during the summer months and calendar year-end holidays.

Legal Proceedings

        We do not believe that there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on our business or operations. However, we are subject to claims and litigation arising in the ordinary course of business, including claims and litigation involving allegations of physical or sexual abuse of children. We are aware of such allegations that have not yet resulted in claims or litigation. Although we cannot be certain of the ultimate outcome of the allegations, claims or lawsuits of which we are aware, we believe that none of these allegations, claims or lawsuits, either individually or in the aggregate, will have a material adverse effect on our financial position, operating results or cash flows. In addition, we cannot predict the negative impact of publicity that may be associated with any such allegation, claim or lawsuit.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names and positions of our directors and executive officers upon completion of the recapitalization and the public offering and their ages at March 5, 2004.

Name	Age	Position
David J. Johnson	57	Chief Executive Officer and Chairman of the Board of Directors
Henry R. Kravis	60	Director
George R. Roberts	60	Director
Michael W. Michelson	52	Director
Scott C. Nuttall	31	Director
Richard J. Goldstein	38	Director
Dan R. Jackson	50	Executive Vice President and Chief Financial Officer
Edward L. Brewington	60	Senior Vice President, Human Resources and Education
S. Wray Hutchinson	43	Senior Vice President, Operations
Eva M. Kripalani	44	Senior Vice President, General Counsel and Secretary
Bruce A. Walters	46	Senior Vice President and Chief Development Officer

        Set forth below is information concerning our directors and executive officers.

        David J. Johnson joined us as chief executive officer and chairman of the board in February 1997. Between September 1991 and November 1996, Mr. Johnson served as president, chief executive officer and chairman of the board of Red Lion Hotels, Inc., which was formerly an affiliate of Kohlberg Kravis Roberts & Co. L.P., or its predecessor. From 1989 to September 1991, Mr. Johnson was a general partner of Hellman & Friedman, a private equity investment firm based in San Francisco. From 1986 to 1988, he served as president, chief operating officer and director of Dillingham Holdings, a diversified company headquartered in San Francisco. From 1984 to 1987, Mr. Johnson was president and chief executive officer of Cal Gas Corporation, a principal subsidiary of Dillingham Holdings.

        Henry R. Kravis has been on our board since February 1997. He is a managing member of KKR & Co. L.L.C., the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co. L.P. He is also a director of Accel-KKR Company; Alliance Imaging, Inc.; Amphenol Corporation; Borden Chemical, Inc.; The Boyds Collection Ltd.; KSL Recreation Corporation; Legrand S.A.; PRIMEDIA, Inc.; U.S. Natural Resources, Inc.; and Willis Group Holdings Limited.

        George R. Roberts has been on our board since February 1997. He is a managing member of KKR & Co. L.L.C., the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co. L.P. He is also a director of Accel-KKR Company; Borden Chemical, Inc.; Owens- Illinois, Inc.; PRIMEDIA, Inc.; Safeway Inc.; U.S. Natural Resources, Inc.; and Willis Group Holdings Limited.

        Michael W. Michelson has been on our board since December 1999. He is a member of KKR & Co. L.L.C., the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co. He is also a director of Alliance Imaging, Inc.; Amphenol Corporation; and Owens-Illinois, Inc.

        Scott C. Nuttall has been on our board since December 1999. He has been an executive at Kohlberg Kravis Roberts & Co. since 1996. Before then, he was an executive at The Blackstone Group

L.P. He is also a director of Alea Group Holdings, Ltd.; Amphenol Corporation; Bristol West Holdings, Inc.; Walter Industries Inc.; and Willis Group Holdings Limited.

        Richard J. Goldstein has been on our board since May 2001. He has been a managing director and, before that, a senior vice president and vice president of Oaktree Capital Management, LLC, referred to as Oaktree, since 1995. Oaktree provides investment management services to TCW Asset Management Company, the general partner of TCW Special Credits Fund V—The Principal Fund, pursuant to a subadvisory agreement. Mr. Goldstein was an assistant vice president of Trust Company of the West from 1994 to 1995.

        Dan R. Jackson was promoted to executive vice president, chief financial officer in November 2002. He had served as senior vice president, finance since October 1999. He joined us in February 1997 as vice president of financial control and planning. Prior to that time, Mr. Jackson held various financial positions with Red Lion Hotels, Inc., or its predecessor, from September 1985 to January 1997, the last of which was vice president, controller. From 1978 to 1985, Mr. Jackson held several financial management positions with Harsch Investment Corporation, a real estate holding company based in Portland, Oregon.

        Edward L. Brewington was promoted in July 2001 to senior vice president, human resources and education. He had served as vice president, human resources since April 1997. From June 1993 to April 1997, Mr. Brewington was with Times Mirror where his last position held was vice president, human resources for the Times Mirror Training Group. Prior to that time, Mr. Brewington spent 25 years with IBM in various human resource, sales and marketing positions.

        S. Wray Hutchinson was promoted to senior vice president, operations in October 2000. He had served as vice president, operations since April 1996. He joined us in 1992 as district manager in New Jersey and was later promoted to region manager for the Chicago, Illinois market. Prior to that time, Mr. Hutchinson was a restaurant consultant and also spent 12 years with McDonald's Corporation in various operations positions.

        Eva M. Kripalani was promoted in July 2001 to senior vice president, general counsel and secretary. She had served as vice president, general counsel and secretary since July 1997. Prior to joining us, Ms. Kripalani was a partner in the law firm of Stoel Rives LLP in Portland, Oregon, where she had worked since 1987.

        Bruce A. Walters has served as senior vice president, chief development officer since July 1997. From June 1995 to February 1997, Mr. Walters served as the executive vice president of store development for Hollywood Entertainment Corporation in Portland, Oregon. Prior to that time, Mr. Walters spent 14 years with McDonald's Corporation in various domestic and international development positions.

Composition of the Board After the Offering

        Our board of directors currently consists of six directors. Following the completion of the recapitalization and the public offering, we intend to nominate two independent members within three months thereafter and one additional independent member prior to October 31, 2004 so that our board is composed of a majority of independent members.

Committees of the Board

        Our board of directors currently has an executive committee, audit committee and a compensation committee. Prior to the completion of the offering, we expect that our board of directors will designate a nominating committee.

        Executive Committee.    Messrs. Johnson, Michelson and Nuttall comprise the executive committee of the board of directors. The executive committee exercises the authority of the board of directors, to the extent permitted by law, in the management of our business between meetings of the board of directors. The executive committee held one meeting during the 2003 fiscal year.

        Audit Committee.    Our audit committee currently consists of Messrs. Michelson and Nuttall. The audit committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

        Following the completion of the recapitalization and the public offering, we intend to nominate two additional members to our audit committee within three months thereafter to replace existing members, and one additional member prior to October 31, 2004 so that our audit committee will consist of at least three members who will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act by that date.

        Our board of directors has adopted a written charter for the audit committee which will be available on our website.

        Compensation Committee.    Our compensation committee currently consists of Messrs. Michelson and Nuttall. The compensation committee is responsible for (1) administering employee benefits, (2) determining the compensation of our executive officers, (3) establishing targets and incentive awards under incentive compensation plans and (4) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

        Following the completion of the recapitalization and the public offering, we plan to nominate one independent member to our compensation committee prior to October 31, 2004 and an additional independent member prior to the later of 90 days following the closing of the offering and October 31, 2004, to replace an existing member, so that at least a majority of our compensation committee members will be independent. We intend for our compensation committee to be comprised solely of independent members within one year of the closing of the recapitalization and the public offering.

        Our board of directors will adopt a written charter for the compensation committee which will be available on our website.

        Nominating Committee.    We intend for the nominating committee to be comprised of at least one independent member prior to October 31, 2004 and a majority of independent members prior to the later of 90 days following the closing of the offering and October 31, 2004. We intend for the nominating committee to consist of solely independent members within one year of the closing of the recapitalization and the public offering. The principal duties and responsibilities of the nominating committee will be: (1) to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors, (2) to make recommendations regarding proposals submitted by our stockholders and (3) to make recommendations to our board of directors regarding board governance matters and practices.

        Our board of directors will adopt a written charter for the nominating committee which will be available on our website.

Compensation Committee Interlocks and Insider Participation

        The board of directors approved the appointment of a compensation committee composed of Messrs. Michelson and Nuttall. Mr. Michelson is a member of KKR-KLC L.L.C., to which we paid fees for management and consulting services. See "Related Party Transactions" below.

Director and Executive Compensation

Director Compensation

        Initial compensation for our directors who are not also employed by us or our subsidiaries will be $                  per director per year and $                  per director for attending meetings in person ($                  if by telephone) of the board of directors and $                  per director for attending committee meetings of the board of directors in person ($                  if by telephone). A committee chair will receive an additional $                  for attending a committee meeting in person ($                  if by telephone). Directors will also be reimbursed for out-of-pocket expenses for attending board and committee meetings.

        On May 27, 1998, the board of directors adopted the Directors' Deferred Compensation Plan, referred to as the Directors' Plan. Under this plan, nonemployee members of the board of directors may elect to defer receipt and income taxation of all or a portion of their annual retainer. Any amounts deferred under the plan are credited to a phantom stock account. The number of shares of phantom stock credited to a director's account under the plan is determined based on the amount of deferred compensation divided by the then fair value per share, as defined in the plan, of our common stock.

        Distributions from the plan are made in cash and reflect the value per share of the common stock at the time of distribution, multiplied by the number of phantom shares credited to the director's account. Distributions from the plan occur upon the earlier of (1) the first day of the year following the director's retirement or separation from the board of directors or (2) termination of the plan.

        In connection with the recapitalization and the public offering, we are evaluating amendment or replacement of the Director's Plan to reflect our post-offering capital structure.

Executive Compensation

        Base salary levels for executive officers, including the chief executive officer, are set so that the overall cash compensation package, including bonus opportunity, compares favorably to compensation offered by our competitors for executive talent. In determining salaries, we also take into account individual experience and performance, the officer's level of responsibility, the cost of living, historical salary levels and other factors. We measure individual performance based on a number of quantitative and qualitative factors such as our historical and recent financial performance and the individual's achievement of particular nonfinancial goals and other contributions.

        In addition to base salary, each executive, including the chief executive officer, is eligible to participate in an annual incentive program. For fiscal year 2003, awards under the annual incentive program were based on a combination of our performance and the individual's achievement of specific objectives. In addition, some discretionary bonuses were awarded based on subjective determinations of the individual's overall contribution to our performance.

        For fiscal year 2004, the chief executive officer's annual incentive target is 70% of his annual salary. The annual incentive target for other executive officers ranges from 45% to 60% of annual salary. Awards under the annual incentive program are based 70% on our achievement of targeted earnings before interest, taxes, depreciation and amortization; 20% on our achievement of targeted net income; and 10% on the individual's achievement of specific objectives.

        The long-term component of our executive compensation package consists of an equity component provided pursuant to the 1997 Stock Purchase and Option Plan for Key Employees of KinderCare Learning Centers, Inc. and Subsidiaries, which was approved by a majority of our stockholders at our 1997 annual meeting. The 1997 plan is designed to provide stock-based incentives in the form of stock options, generally coupled with a requirement that participants invest their own personal resources in our stock. The objective of the 1997 plan has been to align the interests of executive employees with those of our stockholders.

        The 2002 Stock Purchase and Option Plan for Key California Employees of KinderCare Learning Centers, Inc. and Subsidiaries was approved by a majority of our stockholders at our 2002 annual meeting. The 2002 plan is similar to the 1997 plan in all material respects.

        Assuming that the recapitalization and the public offering result in a change in control of KinderCare, immediately prior to the recapitalization, all unvested options to purchase shares of our common stock held by our employees under our stock-based compensation plans will become fully vested. Outstanding options will cease to be exercisable and will be cancelled upon the recapitalization, but holders of cancelled options will be provided the same consideration as our existing stockholders in the recapitalization with respect to a number of shares having a fair market value equal to the "spread" of the relevant option (the excess of the fair market value of the underlying shares at the time of the recapitalization over the exercise price of the stock option). See "The Recapitalization—Option Plans; Restricted Stock; Other KinderCare Stock Plans."

        Legislation enacted in 1993 imposes certain limits on the tax-deductibility of executive compensation. The compensation committee's policy is to maximize the tax-deductibility of executive compensation to the extent consistent with its responsibility to effectively compensate executives based on performance.

        The following table sets forth information with respect to the compensation of our chief executive officer and the named executive officers for services in all capacities for us in the years indicated:

Long-Term Compensation Awards— Securities Underlying Options(a)
Annual Compensation
Name and Principal Position	Fiscal Year					All Other Compensation(b)
		Salary	Bonus	Other
David J. Johnson Chief Executive Officer and Chairman of the Board	2003 2002 2001	$723,236 698,325 673,197	$740,059 416,900 308,997	$4,787 4,687 140	200,000 — —	$11,392 112,475 113,172
Dan R. Jackson Executive Vice President and Chief Financial Officer	2003 2002 2001	$248,940 223,446 199,385	$199,383 97,646 77,009	$627 2,816 77	39,000 — 8,000	$3,454 17,726 17,588
Edward L. Brewington Senior Vice President of Human Resources and Education	2003 2002 2001	$217,044 207,052 186,231	$142,774 81,475 66,340	$1,153 1,558 —	20,000 10,000 8,000	$759 41,243 41,243
Eva M. Kripalani Senior Vice President, General Counsel and Secretary	2003 2002 2001	$232,547 220,735 191,404	$159,972 84,873 67,158	$567 3,831 68	20,000 10,000 6,000	$2,322 8,918 9,324
Bruce A. Walters Senior Vice President and Chief Development Officer	2003 2002 2001	$241,200 231,998 223,326	$156,493 88,159 70,521	$541 1,765 60	20,000 — 6,000	$3,290 15,581 15,580

(a)
Stock options granted under the 1997 Stock Purchase and Option Plan for Key Employees.

(b)
Matching contributions in fiscal year 2003 under our Nonqualified Deferred Compensation Plan were as follows:

Name
David J. Johnson	$11,392
Dan R. Jackson	3,454
Edward L. Brewington	759
Eva M. Kripalani	2,322
Bruce A. Walters	3,290

Option Grants in Fiscal Year 2003

        The following table provides information regarding option grants during the fiscal year ended May 30, 2003 to our chief executive officer and our four other most highly compensated executive officers:

	Number of Securities Underlying Options Granted(a)	Percent of Total Options Granted to Employees in Fiscal Year		Exercise Price Per Share	Expiration Date	Grant Date Present Value(b)
David J. Johnson	200,000	34.3%		$14.52	July 15, 2012	$854,000
Dan R. Jackson	24,000 15,000	4.1 2.6	% %	14.52 14.44	July 15, 2012 November 1, 2012	102,480 64,050
Edward L. Brewington	20,000	3.4%		14.52	July 15, 2012	85,400
Eva M. Kripalani	20,000	3.4%		14.52	July 15, 2012	85,400
Bruce A. Walters	20,000	3.4%		14.52	July 15, 2012	85,400

(a)
The options become exercisable 20% per year over a five-year period, with the first 20% becoming exercisable on the first anniversary of the vesting commencement date. Vesting ceases upon termination of employment; however, options vest in full upon death or disability. The options expire upon the earlier of (1) 10 years following grant date; (2) the first anniversary of death, disability or retirement; (3) following any termination of employment other than for cause; (4) termination for cause; or (5) the date of any merger or certain other transactions. Exercisability of options will accelerate upon a change of control.

(b)
A modified Black-Scholes model of option valuation has been used to estimate grant date present value. The assumptions used in this model were volatility of 36.2%, risk-free rate of return of 3.9%, dividend yield of 0.0% and time to exercise of seven years. The actual value of the options depends on the amount by which the market value of our shares exceeds the exercise price of the options.

Aggregated Option Exercises in Fiscal Year 2003 and 2003 Fiscal-Year-End Option Values

        No options were exercised to purchase shares during fiscal year 2003. The following table sets forth the unexercised options held at May 30, 2003 by our chief executive officer and our four other most highly compensated executive officers:

	Number of Unexercised Options at May 30, 2003		Value of Unexercised "in-the-Money" Options at May 30, 2003(a)
	Exercisable	Unexercisable	Exercisable	Unexercisable
David J. Johnson	842,106	200,000	$4,715,794	$116,000
Dan R. Jackson	58,974	47,800	309,242	51,732
Edward L. Brewington	44,848	32,800	234,097	37,152
Eva M. Kripalani	43,874	31,600	230,850	33,744
Bruce A. Walters	68,190	23,600	375,240	21,824

(a)
The value of options represents the aggregate difference between the fair value, as determined by the board of directors at May 30, 2003, of $15.10 and the applicable exercise price.

New Long Term Incentive Plan

        Members of our management team will be identified by our compensation committee to participate in our new long term incentive plan, or LTIP. The purpose of the LTIP is to provide eligible participants with compensation opportunities that will enhance our ability to attract, retain and motivate key personnel and reward key senior management for significant performance. The LTIP will be administered by our compensation committee, which shall have the power to, among other things, determine:

  •
  those individuals who will participate in the LTIP;

  •
  the level of participation of each participant;

  •
  the maximum contribution to the LTIP in any given year;

  •
  the conditions that must be satisfied in order for the participants to vest and receive any amounts under the LTIP (including establishing specified performance targets that must be achieved in order for payment to occur); and

  •
  other conditions that the participants must satisfy in order to receive payment of amounts under the LTIP.

        We intend to engage an outside compensation consulting firm to make recommendations to the compensation committee of our board of directors regarding the LTIP structure.

PRINCIPAL STOCKHOLDERS

        The following table provides information regarding the beneficial ownership of (i) our common stock before the completion of the recapitalization and the public offering and (ii) our Class A and Class B common stock after the completion of the recapitalization and the public offering by each of the following:

  •
  each person who is known by us to beneficially own more than 5% of each class of our common stock,

  •
  our chief executive officer and our four other most highly compensated executive officers,

  •
  each of our directors, and

  •
  all directors and executive officers as a group.

        A person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. Unless otherwise noted in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. A person is also deemed to be a beneficial owner of any securities that person has a right to acquire within 60 days. The percentage of outstanding shares in each class is based on the 19,721,646 shares of common stock outstanding at April 16, 2004. Shares subject to option grants that have vested or will vest before 60 days after April 16, 2004 are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person.

			Beneficial Ownership After the Transactions
	Beneficial Ownership Prior to the Transactions						Beneficial Ownership of Voting Power of All Stock After the Transactions
			Class A		Class B
	Number	%	Number	%	Number	%	Number	%
KKR-KLC L.L.C. and affiliated entities(a) c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street New York, New York 10019	15,657,894	79.4%
The TCW Group, Inc. and affiliated entities(b) 333 South Grand Avenue, 28th Floor Los Angeles, California 90071	1,898,488	9.6%
David J. Johnson(c) 650 NE Holladay Street, Suite 400 Portland, Oregon 97232	1,197,896	5.8%
Dan R. Jackson(c)	90,284	*
Edward L. Brewington(c)	68,306	*
Eva M. Kripalani(c)	66,864	*
Bruce A. Walters(c)	99,706	*
Henry R. Kravis(a)	—	—
George R. Roberts(a)	—	—
Michael W. Michelson(a)	—	—
Scott C. Nuttall(a)	—	—
Richard J. Goldstein(b)	—	—
All directors and executive officers as a group (12 individuals)(d)	1,595,228	7.6%

*
Percentage of shares of the applicable class of common stock beneficially owned does not exceed 1%.

(a)
15,454,210 shares of common stock shown as beneficially owned by KKR-KLC L.L.C. are directly held by KLC Associates, L.P. KKR-KLC L.L.C. is the sole general partner of KKR Associates (KLC), L.P., which is the sole general partner of KLC Associates, L.P., and possesses sole voting and investment power with respect to such shares. KKR-KLC L.L.C. is a limited liability company, the members of which are Messrs. Henry R. Kravis; George R. Roberts; Paul E. Raether; Michael W. Michelson; James H. Greene, Jr.; Perry Golkin; Scott M. Stuart; and Edward A. Gilhuly. Messrs. Kravis and Roberts are members of the executive committee of KKR-KLC L.L.C. and are directors of KinderCare. Mr. Michelson is also a director of KinderCare. Each of the members of KKR-KLC L.L.C. may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR-KLC L.L.C. Each member disclaims beneficial ownership of these shares. 203,684 shares of common stock shown as beneficially owned by KKR-KLC L.L.C. are directly held by KKR Partners II, L.P., its affiliate.

(b)
Oaktree Capital Management, LLC, referred to as Oaktree, provides investment subadvisory services to the general partner of TCW Special Credits Fund V—The Principal Fund, pursuant to a subadvisory agreement. To the extent that Mr. Goldstein, as a managing director of Oaktree, participates in the process to vote or to dispose of any such shares, he may be deemed under such circumstances for the purpose of Section 13 of the Securities Exchange Act of 1934 to be the beneficial owner of such shares of common stock. Mr. Goldstein disclaims beneficial ownership of these shares of common stock.

(c)
The shares beneficially owned by these individuals include shares subject to options that are exercisable before 60 days after the date hereof as follows:

Number of Options
David J. Johnson	882,106
Dan R. Jackson	70,374
Edward L. Brewington	52,448
Eva M. Kripalani	51,074
Bruce A. Walters	73,390
(d)
The shares beneficially owned by all directors and executive officers as a group include 1,183,800 shares that are subject to options that are exercisable before 60 days after April 16, 2004. Shares owned by our executive officers are subject to restrictions on transfer.

RELATED PARTY TRANSACTIONS

Relationship with KKR-KLC L.L.C.

        At March 5, 2004, KKR-KLC L.L.C. beneficially owned approximately 79.4% of our outstanding shares of common stock. See "Principal Stockholders" above.

        KKR-KLC L.L.C. receives fees and expense reimbursements for management, consulting and financial services provided to us and may receive customary investment banking fees for services, plus reimbursement of its related expenses. During fiscal year 2003 and the forty weeks ended March 5, 2004, we paid $590,223 and $380,948, respectively, in fees and reimbursements to KKR-KLC L.L.C. Messrs. Kravis, Roberts and Michelson are members of KKR-KLC L.L.C., and Messrs. Kravis and Roberts are members of its executive committee.

        KKR-KLC L.L.C. will receive cash proceeds, IDSs and shares of Class B common stock as part of the merger consideration. See "The Recapitalization" for a description of the merger consideration to be received.

Registration Rights

        Each of KLC Associates, L.P. and its affiliate, KKR Partners II, L.P., has the right to require us to register under the Securities Act the IDSs, the shares of Class A common stock and notes held by them pursuant to a registration rights agreement. These registration rights will generally be available to KLC Associates, L.P. and KKR Partners II, L.P. until registration under the Securities Act is no longer required to enable either company to resell the IDSs, the Class A common stock and notes owned by it. The registration rights agreement provides that we will pay all expenses in connection with the first six registrations requested by KLC Associates, L.P. and/or KKR Partners II, L.P. and in connection with any registration commenced by us as a primary offering. In addition, pursuant to stockholders' agreements, Oaktree and members of our management may be allowed to participate in specified registration processes. In addition, Oaktree and our management stockholders have the right, under certain circumstances and subject to certain conditions and exceptions, to participate in any registration process.

Management Indebtedness

        The following table sets forth the amount of indebtedness due at March 5, 2004 under term notes executed by the executive officers:

Edward L. Brewington	$96,804
S. Wray Hutchinson	122,198
Dan R. Jackson	74,145
Eva M. Kripalani	75,005

        The amount of indebtedness remained constant during the past year for all executive officers.

        The term notes mature in calendar year 2008 and bear interest at a rate of 4.44% per year, payable semiannually on June 30 and December 31. These loans were made in 1998 to enable these executive officers to purchase shares of restricted stock under our 1997 Stock Purchase and Option Plan. The term notes are secured by the shares of restricted stock purchased.

        In connection with the public offering, we expect our executive officers to repay this indebtedness with a portion of the cash proceeds the officers receive as the merger consideration. See "The Recapitalization" for a description of the merger consideration to be received.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Refinancing

        In July 2003 we refinanced a portion of our debt. We obtained a $125.0 million revolving credit facility, and, as described below in greater detail, one of our subsidiaries obtained a $300.0 million mortgage loan. Proceeds from the mortgage loan were used to pay off the balance on the then-outstanding revolving credit facility, term loan facility and synthetic lease facility. We also used a portion of the remaining proceeds to purchase $37.0 million aggregate principal amount of our 9.5% senior subordinated notes. In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to Be Refinanced, an Amendment of ARB No. 43, Chapter 3A, the $104.0 million balance on our previous revolving credit facility and our annual $0.5 million installment on our term loan were classified as long-term debt at May 30, 2003, since they were refinanced on a long-term basis during our first quarter of fiscal year 2004.

Mortgage Loan

        The mortgage loan is secured by first mortgages or deeds of trust on 475 of our owned centers located in 33 states. We refer to the mortgage loan as the CMBS loan and the 475 mortgaged centers as the CMBS centers. In connection with the CMBS loan, the CMBS centers were transferred to a newly formed wholly owned subsidiary of ours, which is the borrower under the CMBS loan and is referred to as the CMBS borrower. Because the CMBS centers are owned by the CMBS borrower and subject to the CMBS loan, recourse to the CMBS centers by our creditors will be effectively subordinated to recourse by holders of the CMBS loan.

        The CMBS loan is nonrecourse to the CMBS borrower and to us, subject to customary recourse provisions, and has a maturity date of July 9, 2008, which may be extended to July 9, 2009, subject to certain conditions. The CMBS loan bears interest at a per annum rate equal to LIBOR plus 2.25% and requires monthly payments of principal and interest. Principal payments are based on a thirty-year amortization (based on an assumed rate of 6.50%). We have purchased an interest rate cap agreement to protect us from significant changes in LIBOR during the initial three years of the CMBS loan. Under the cap agreement, which terminates July 9, 2006, LIBOR is capped at 6.50%. We are required to purchase additional interest rate cap agreements capping LIBOR at a rate no higher than 7.00% for the period from July 9, 2006 to the maturity date of the CMBS loan.

        Each of the centers included in the CMBS centers is being ground leased by the CMBS borrower to another wholly owned subsidiary formed in connection with the CMBS loan, which is referred to as the CMBS operator, and is being managed by us pursuant to a management agreement with the CMBS operator. Transactions between the CMBS borrower and the CMBS operator are eliminated in consolidation since both the CMBS borrower and the CMBS operator are our wholly owned subsidiaries. If the loan is accelerated for any reason, the terms of the loan will prevent us from allowing our centers that are not mortgaged under the loan to compete with the CMBS Centers for a period of time after such acceleration as specified in the CMBS loan agreement.

        Prepayment of the CMBS loan is prohibited through July 8, 2005, after which prepayment is permitted in whole, subject to a prepayment premium of 3.0% from July 8, 2005 through July 8, 2006, 2.0% from July 9, 2006 through July 8, 2007 and 1.0% from July 9, 2007 through January 8, 2008, with no prepayment penalty thereafter. In addition, after July 8, 2005, the loan may be partially prepaid as follows:

  •
  up to $15.0 million each loan year in connection with releases of mortgaged centers with no prepayment premium; and

  •
  up to $5.0 million each loan year subject to payment of the applicable prepayment premium.

        The CMBS loan contains a provision that requires the loan servicer to escrow 50% of excess cash flow generated from the CMBS centers (determined after payment of debt service on the CMBS loan, certain fees and required reserve amounts) if the net operating income, as defined in the CMBS loan agreement, of the CMBS centers declines to $60.0 million, as adjusted to account for released properties. The amount of excess cash flow to be escrowed increases to 100% if the net operating income of the CMBS centers declines to $50.0 million, as adjusted. The net operating income of the CMBS centers for the 52 week period ended March 5, 2004 was approximately $80.2 million. The maximum amount of excess cash flow that can be escrowed is limited to one year of debt service on the CMBS loan and one year of rent due under the ground lease with the CMBS operator during the term of the CMBS loan. The escrowed amounts are released if the CMBS centers generate the necessary minimum net operating income for two consecutive fiscal quarters. The annual debt service on the CMBS loan is approximately $22.8 million (assuming a 6.50% interest rate). The annual rent due under the ground lease is $34.0 million during the term of the CMBS loan. These excess cash flow provisions could limit the amount of cash made available to us.

Revolving Credit Facility

        Our $125.0 million credit facility is secured by first mortgages or deeds of trusts on 119 of our owned centers and certain other collateral and has a maturity date of July 9, 2008. The revolving credit facility includes borrowing capacity of up to $75.0 million for letters of credit and up to $10.0 million for selected short-term borrowings. At March 5, 2004, there were $11.0 million of borrowings outstanding under our credit facility, which were subsequently repaid.

        The credit facility bears interest, at our option, at either of the following rates, which are adjusted in quarterly increments based on our ratio of total consolidated debt to total consolidated EBITDA (EBITDA is defined in the credit facility as net income before interest expense, income taxes, depreciation, amortization, non-recurring charges, non-cash charges, gains and losses on asset sales, restructuring charges or reserves and non-cash gains):

  •
  An adjusted LIBOR rate plus 2.00% to 3.25%. At March 5, 2004 this rate was adjusted LIBOR plus 3.25%, or an all-in rate of 4.34%. There were $11.0 million of borrowings outstanding at this rate at March 5, 2004.

  •
  An alternative base rate plus 0.75% to 2.00%. At March 5, 2004 this rate would have been the alternative base rate plus 2.00%, or an all-in rate of 6.00%. There were no borrowings outstanding at this rate at March 5, 2004.

        The credit facility contains customary covenants and provisions that restrict our ability to:

  •
  make certain fundamental changes to our business,

  •
  consummate asset sales,

  •
  declare dividends,

  •
  grant liens,

  •
  incur additional indebtedness, amend the terms of or repay certain indebtedness, and

  •
  make capital expenditures.

        In addition, the credit facility requires us to meet or exceed certain leverage and interest and lease expense coverage ratios.

        Under the revolving credit facility we are required to pay a commitment fee at a rate ranging from 0.40% to 0.50% on the available commitment. The fee is payable quarterly in arrears. In addition, we are required to pay a letter of credit fee at a rate ranging from 2.00% to 3.25%, minus 0.125%, plus a fronting fee of 0.125%, in each case on the average daily stated amount of each letter of credit. These fees are also payable quarterly in arrears. At March 5, 2004 the rates for our commitment and letter of credit fees were 0.50% and 3.125%, respectively.

        In connection with the recapitalization and the public offering, we will enter into an amendment to our revolving credit facility to reflect our new capital structure.

Series A Through E Industrial Revenue Bonds

        We are obligated to various issuers of industrial revenue bonds, which are referred to as refunded IRBs. Such bonds mature in calendar 2009. The refunded IRBs were issued to provide funds for refunding an equal principal amount of industrial revenue bonds that were used to finance the cost of acquiring, constructing and equipping specific centers. At March 5, 2004, the refunded IRBs bore interest at a variable rate of 1.20%, and each was secured by a letter of credit under the revolving credit facility.

Other Industrial Revenue Bonds

        We are also obligated to various issuers of other industrial revenue bonds that mature in calendar 2005. The principal amount of such IRBs was used to finance the cost of acquiring, constructing and equipping specific child care centers. The IRBs are secured by these centers. At March 5, 2004, the IRBs bore interest at rates of 2.80% to 4.55%.

Senior Subordinated Notes

        In fiscal 1997, we issued $300.0 million aggregate principal amount of 9.5% unsecured notes under an indenture between HSBC Bank USA (formerly known as Marine Midland Bank), as trustee, and us. Since fiscal year 2000, we have repurchased or redeemed $120.6 aggregate principal amount of our outstanding 9.5% senior subordinated notes, $15.0 million of which was redeemed on March 29, 2004. The balance currently outstanding is $179.4 million. The closing of the tender offer and consent solicitation is a condition to the public offering. Upon obtaining the minimum required consents in the tender offer and consent solicitation, we will enter into a supplemental indenture with the trustee of the senior subordinated notes that will delete all of the material restrictive covenants contained in the indenture governing the 9.5% senior subordinated notes. The only operative material covenant will be the covenant to make payment on the senior subordinated notes. The form of supplemental indenture is filed as an exhibit to the registration statement related to this proxy statement/prospectus. We intend to redeem any senior subordinated notes due 2009 not tendered after the completion of the recapitalization and the public offering. See "Summary—Transactions Related to the Recapitalization—Tender Offer and Consent Solicitation."

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock currently consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 19,721,646 shares were outstanding as of April 20, 2004, and 10,000,000 shares of preferred stock, $0.01 par value, of which no shares are outstanding. Following the recapitalization, we will have authorized            shares of Class A common stock,            shares of Class B common stock,                shares of Class C common stock and            shares of preferred stock. In connection with the recapitalization, all of the outstanding shares of our existing common stock will have been converted into the merger consideration and cancelled. While our existing common stock will remain authorized, no shares will be outstanding after the recapitalization and we do not intend to issue any additional shares in the foreseeable future. The following summaries of provisions of our capital stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of our certificate of incorporation and By-Laws. See "Where You Can Find More Information."

Our Existing Common Stock

        Voting Rights.    The holders of our existing common stock are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of our existing common stock can elect all of our directors. In such event, the holders of the remaining shares will not be able to elect any directors.

        Dividend Rights.    All shares of common stock are entitled to share equally in the dividends that the board of directors may declare from sources legally available for dividends. Our borrowing agreements impose restrictions on our ability to declare dividends with respect to our common stock.

        Liquidation Rights.    Upon liquidation or dissolution of KinderCare, whether voluntary or involuntary, all shares of common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all prior obligations and payments to any outstanding shares of preferred stock.

        Other Matters.    The holders of the common stock have no preemptive rights. All outstanding shares of common stock are fully paid and non-assessable. All common stock is not convertible and not redeemable. See "Securities Eligible for Future Sale," for a discussion of restrictions on eligibility.

Our New Class A Common Stock

        Voting Rights.    The holders of the Class A common stock are entitled to one vote per share. Except as otherwise required by law and as provided in this paragraph, holders of Class A, Class B and Class C common stock will vote as a single class on all matters presented to the stockholders for a vote. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of Class A, Class B and Class C common stock can elect all of our directors. In such event, the holders of the remaining shares will not be able to elect any directors. Class A common stock will be entitled to vote separately on any amendment to our certificate of incorporation that would disproportionately and adversely affect the rights of Class A common stock.

        Dividend Rights.    All shares of Class A common stock are entitled to share equally in the dividends that the board of directors may declare from sources legally available for dividends. Dividends on the Class A common stock will be pari passu based on their relative dividend rate with dividends on the Class B and Class C common stock. We cannot declare dividends on our Class A common stock unless at such time the corresponding proportionate dividend is declared on our Class B common stock. At the time of the closing of the public offering, our board of directors intends to adopt a dividend policy regarding our capital stock. Our borrowing agreements impose restrictions on our ability to declare dividends with respect to our common stock. See "Dividend Policies."

        Class Restrictions.    Our restated by-laws provide that, so long as we have any IDSs outstanding, we may not issue any shares of Class A common stock unless such shares are represented by IDSs that have been issued in transactions that are registered under the Securities Act of 1933 or issued pursuant to the terms of our shares of Class B common stock. Only shares of Class A common stock may be combined with notes to form IDSs.

        Liquidation Rights.    Upon liquidation or dissolution of KinderCare, whether voluntary or involuntary, each share of Class A and Class C common stock is entitled to share equally, and each share of Class B common stock is entitled to share            times each share of Class A common stock, in the assets available for distribution to stockholders after payment of all prior obligations and payments to any outstanding shares of preferred stock.

        Other Matters.    Holders of the Class A common stock have no preemptive rights. All outstanding shares of Class A common stock are fully paid and non-assessable. The shares of Class A common stock are not convertible and not redeemable. See "Securities Eligible for Future Sale" for a discussion of restrictions on eligibility.

Our New Class B Common Stock

        Voting Rights.    The holders of the Class B common stock are entitled to one vote per share. Except as otherwise required by law and as provided in this paragraph, holders of Class A, Class B and Class C common stock will vote as a single class on all matters presented to the stockholders for a vote. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of Class A, Class B and Class C common stock can elect all of our directors. In such event, the holders of the remaining shares will not be able to elect any directors. Class B common stock will be entitled to vote separately on any amendment to our certificate of incorporation that would disproportionately and adversely affect the rights of Class B common stock.

        Dividend Rights.    All shares of Class B common stock are entitled to share equally in dividends that the board of directors may declare from sources legally available for dividends. The dividend rate on each share of Class B common stock will equal    multiplied by the dividend rate on each share of Class A common stock. Dividends on the Class B common stock will be pari passu based on their relative dividend rate with dividends on the Class A and Class C common stock. At the time of the closing of this offering, our board of directors intends to adopt a dividend policy regarding our capital stock. Our borrowing agreements impose restrictions on our ability to declare dividends with respect to our common stock. See "Dividend Policies."

        Conversion at the Option of the Holders.    On and after the second anniversary of the date of the recapitalization and subject to certain conditions specified below, each share of Class B common stock will be convertible at the option of the holder into either one IDS (representing a share of Class A common stock and a note) or, if the IDSs have automatically separated or are otherwise not outstanding prior to the time of such conversion, one share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS. The conversion ratio of each share of Class B common stock into an IDS (or Class A common stock and notes) will be protected against dilution to the extent that the ratio of Class A common stock to principal amount of notes represented by an IDS changes in the event of a stock split, recombination or reclassification of the Class A common stock. The conversion of the Class B common stock is subject to the conditions that:

  •
  such conversion complies with all applicable laws, including securities laws;

  •
  no default or event of default under the note indenture has occurred and is continuing at the time of, or would result from, such conversion;

  •
  such conversion does not conflict with, or cause a default under, any of our material financing agreements; and

  •
  such conversion does not cause a mandatory suspension of dividends or deferral of interest under any material financing agreement after giving effect to the conversion.

        In addition to the conditions above, we will only be required to effect conversions of the Class B common stock at intervals of six months beginning with the second anniversary of the date of the recapitalization, unless a majority of the holders of the Class B common stock request a conversion with respect to a majority of their shares of Class B common stock. In the event of such majority request, we will provide notice to all of the holders of the Class B common stock of our receipt of such request through a release to any appropriate and customary news agency and, subject to the conditions above, effect the conversion within        days of such request.

        Conversion at the Option of KinderCare.    At any time on or after the third anniversary of the recapitalization, we will have the option to force conversion of all of the shares of Class B common stock into IDSs on the same terms and subject to the same conditions described above under "—Conversion at the Option of the Holders." We will provide notice to all of the holders of the Class B common stock of our election to conduct such mandatory conversion through a release to any appropriate and customary news agency and, subject to the conditions described above, effect the conversion within        days of such notice.

        Liquidation Rights.    Upon liquidation or dissolution of KinderCare, whether voluntary or involuntary, each share of Class A and Class C common stock is entitled to share equally, and each share of Class B common stock is entitled to share        times each share of Class A common stock, in the assets available for distribution to stockholders after payment of all prior obligations and payments to any outstanding shares of preferred stock.

        Other Matters.    Holders of the Class B common stock have no preemptive rights. All outstanding shares of Class B common stock are fully paid and non-assessable. Except as described above, the shares of Class B common stock are not convertible and not redeemable. See "Securities Eligible for Future Sale" for a discussion of restrictions on eligibility.

Our New Class C Common Stock

        Voting Rights.    The holders of the Class C common stock are entitled to one vote per share. Except as otherwise required by law and as provided in this paragraph, holders of Class A, Class B and Class C common stock will vote as one class on all matters presented to the stockholders for a vote. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of Class A, Class B and Class C common stock can elect all of our directors. In such event, the holders of the remaining shares will not be able to elect any directors. Class C common stock will be entitled to vote separately on any amendment to our certificate of incorporation that would disproportionately and adversely affect the rights of Class C common stock.

        Dividend Rights.    All shares of Class C common stock are entitled to share equally in the dividends that the board of directors may declare from sources legally available for dividends. Dividends on the Class C common stock will be pari passu based on their relative dividend rate with dividends on the Class A and Class B common stock. We cannot declare dividends on our Class C common stock unless at such time the corresponding proportionate dividend is declared on our Class B common stock.

        Liquidation Rights.    Upon liquidation or dissolution of KinderCare, whether voluntary or involuntary, each share of Class A and Class C common stock is entitled to share equally, and each share of Class B common stock is entitled to share        times each share of Class A common stock, in the assets available for distribution to stockholders after payment of all prior obligations and payments to any outstanding shares of preferred stock.

        Other Matters.    Holders of the Class C common stock have no preemptive rights. All outstanding shares of Class C common stock are fully paid and non-assessable. The shares of Class C common stock are not convertible and not redeemable.

Series of Our Preferred Stock

        Preferred Stock.    Our board of directors may, without further action of the stockholders, issue preferred stock in one or more series and fix or alter the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation terms and preferences, and the number of shares constituting any series or the designations of such series, to the fullest extent permitted by the General Corporation Law of the State of Delaware, or the DGCL.

Anti-Takeover Effects of Various Provisions of Delaware Law, Our Certificate of Incorporation and Our By-Laws

        Provisions of the DGCL, our certificate of incorporation and By-Laws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time the person became an interested stockholder, unless:

  •
  the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or after the time a person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Our Certificate of Incorporation and By-Laws

        In addition, provisions of our certificate of incorporation and by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.

        Calling of Special Meeting of Stockholders.    Our certificate of incorporation and by-laws provide that special meetings of our stockholders may be called by (1) our board of directors or chief executive officer for any purpose or (2) by the chief executive officer or secretary if directed by the board of directors.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held.

        Amendment or Alteration of By-Laws.    Stockholders may amend, alter, change or repeal provisions of our by-laws only by the affirmative vote of the holders of at least 80% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter our by-laws.

        Quorum Requirements.    Our by-laws provide for a minimum quorum of a majority in voting power of the outstanding shares of our capital stock entitled to vote.

        Limitation on Liability and Indemnification of Officers and Directors.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

  •
  under Section 174 of the DGCL (unlawful dividends or stock repurchases); or

  •
  for transactions from which the director derived improper personal benefit.

        Our certificate of incorporation and By-Laws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors' and officers' insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

        The transfer agent and registrar for all series of our new common stock will be                        , a              corporation.

DESCRIPTION OF IDSs

General

        We are selling            IDSs in the public offering. Each IDS initially represents:

  •
  one share of our Class A common stock; and

  •
  a    % senior subordinated note with a $            principal amount.

        The ratio of common stock to principal amount of notes represented by an IDS is subject to change in the event of a stock split, recombination or reclassification of our Class A common stock. For example, if we elect to effect a two for one stock split, from and after the effective date of the stock split, each IDS will represent two shares of Class A common stock and the same principal amount of notes as it previously represented. Likewise, if we effect a recombination or reclassification of our Class A common stock, each IDS will thereafter represent the appropriate number of shares of Class A common stock on a recombined or reclassified basis, as applicable, and the same principal amount of notes as it previously represented. Immediately following the occurrence of any such event, we will file with the SEC a Current Report on Form 8-K or any other applicable form, disclosing the changes in the ratio of Class A common stock to principal amount of notes as a result of such event.

        Holders of IDSs are at all times the beneficial owners of the Class A common stock and notes represented by such IDSs and, through their broker or other financial institution and DTC, will have exactly the same rights, privileges and preferences, including voting rights, rights to receive distributions, rights and preferences in the event of a default under the indenture governing the notes, ranking upon bankruptcy and rights to receive communications and notices as a beneficial owner of separately held common stock and notes, as applicable, would have through its broker or other financial institution and DTC.

        The IDSs will be available in book entry form only. As discussed below under "Book-Entry Settlement and Clearance," a nominee of the book entry clearing system will be the sole registered holder of the IDSs. That means you will not be a registered holder of IDSs or be entitled to receive a certificate evidencing your IDSs. You must rely on the procedures used by your broker or other financial institution that will maintain your book entry position to receive the benefits and exercise the rights of a holder of IDSs that are described below. You should consult with your broker or financial institution to find out what those procedures are.

Voluntary Separation and Recombination

        Holders of IDSs, whether purchased in the recapitalization and the public offering or in a subsequent offering of IDSs of the same series may, at any time after the earlier of 45 days from the date of the closing of the recapitalization and the public offering or the occurrence of a change of control, through their broker or other financial institution, separate the IDSs into the shares of our Class A common stock and notes represented thereby. Unless the IDSs have been previously automatically separated, any holder of shares of our Class A common stock and notes may, at any time, through his or her broker or other financial institution, combine the applicable number of shares of Class A common stock and notes to form IDSs.

        If a sufficient number of our outstanding shares of Class A common stock are held separately to meet the minimum distribution requirements for separate trading of the             for at least 30 consecutive trading days, we have agreed that we will use best efforts to cause the Class A common stock to be listed on the            or any other exchange or quotation system on which the IDSs are then listed (or were previously listed), provided that the Class A common stock would meet the applicable exchange or quotation system listing standards.

Automatic Separation

        Upon the occurrence of any of the following, the IDSs will be automatically separated into the shares of Class A common stock and notes represented thereby:

  •
  exercise by us of our right to redeem all or a portion of the notes, which may be represented by IDSs at the time of such redemption;

  •
  the date on which principal on the notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof;

  •
  the continuance of a payment default on the notes for 90 days; or

  •
  if DTC is unwilling or unable to continue as securities depository with respect to the IDSs or ceases to be a registered clearing agency under the Securities Exchange Act of 1934 and we are unable to find a successor depositary.

        Following the automatic separation of the IDSs as a result of the redemption or maturity of any notes, shares of common stock and notes may no longer be combined to form IDSs.

        The Class B common stock will be convertible into IDSs after the second anniversary of the recapitalization at the option of the holder or on or after the third anniversary of the recapitalization at our option, subject in each case to certain restrictions. In addition, subject to certain conditions, the holders of Class B common stock will have the option to convert the Class B common stock to Class A common stock and notes at such time as the IDSs are automatically separated.

Book Entry Settlement and Clearance

        DTC will act as securities depository for the IDSs, and the notes and shares of Class A common stock represented by the IDSs, or the "securities." The notes and the shares of our Class A common stock represented by the IDSs will be represented by one or more global notes and global stock certificates. The global notes and global stock certificates will be issued in fully registered form in the name of DTC's nominee, Cede & Co.

        Book Entry Procedures.    If you intend to purchase IDSs in the manner provided by this proxy statement/prospectus you must do so through the DTC system or through direct and indirect participants. The participant that you purchase through will receive a credit for the applicable security on DTC's records. The ownership interest of each actual purchaser of the applicable security, who we refer to as a "beneficial owner," is to be recorded on the participant's records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of their purchase and sale transactions, as well as periodic statements of their holdings, from the DTC participant through which the beneficial owner entered into their purchase and sale transactions.

        All interests in the securities will be subject to the operations and procedures of DTC. We provide the following summary of DTC's operations solely for your convenience. The operations and procedures of DTC may be changed at any time. We are not responsible for those procedures and operations.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York State Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the underwriters, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies. These indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The rules that apply to DTC and its participants are on file with the SEC.

        To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities. DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Transfers of ownership interests in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the applicable security except in the event that use of the book-entry system for the securities is discontinued.

        Separation and Combination.    Holders of IDSs may, at any time after 45 days from the date of original issuance, through their broker or other financial institution, separate their IDSs into the shares of Class A common stock and notes represented thereby. Similarly, any holder of shares of our Class A common stock and notes may, at any time after 45 days from the date of original issuance, through their broker or other financial institution, combine the applicable number of shares of Class A common stock and notes to form IDSs.

        In addition, the IDSs will be automatically separated into the shares of Class A common stock and notes represented thereby upon the occurrence of the events described under "—Automatic Separation" above.

        Any voluntary or automatic separation of IDSs and any subsequent combination of IDSs from notes and Class A common stock are to be accomplished by entries made by the DTC participants acting on behalf of beneficial owners. In any such case, the participant's account through which a separation or combination is effected will be credited and debited for the applicable securities on DTC's records. Depending on the arrangements between a holder and his or her brokerage firm, and the brokerage arrangements with the DTC participant, the transaction fee for any voluntary separation or recombination may be passed directly on to the holder.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. will consent or vote with respect to the securities. Under its usual procedures, DTC would mail an omnibus proxy to participants as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date.

        We and the transfer agent and registrar will make any payments on the securities to DTC. DTC's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, us or the transfer agent and registrar, subject to any statutory or regulatory requirements as may be in effect from time to time.

        We or the transfer agent and registrar will be responsible for the payment of all amounts to DTC. DTC will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.

        DTC may discontinue providing its service as securities depository with respect to the IDSs, the shares of our common stock or our notes at any time by giving reasonable notice to us or the transfer agent and registrar. If DTC discontinues providing its service as securities depository with respect to the IDSs and we are unable to obtain a successor securities depository, you will automatically take a position in the component securities. If DTC discontinues providing its service as securities depository with respect to the shares of our Class A common stock and/or our notes and we are unable to obtain a successor securities depository, we will print and deliver to you certificates for the securities that have been discontinued and you will automatically take a position in any securities still subject to the depository arrangement.

        Also, in case we decide to discontinue use of the system of book entry transfers through DTC (or a successor securities depository) we will print and deliver to you certificates for the various certificates of Class A common stock and notes you may own.

        The information in this section concerning DTC and DTC's book entry system has been obtained from sources that we believe to be reliable, including DTC.

        Except for actions taken by DTC in accordance with our instructions, neither we nor the trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

  •
  the accuracy of the records of DTC, its nominee or any participant or any record of beneficial ownership interest in the securities on DTC's books, or

  •
  any payments, or the providing of notice, to participants or beneficial owners.

        Procedures Relating to Subsequent Issuances.    The indenture governing our notes will provide that, in the event there is a subsequent issuance of notes having terms identical to the notes offered hereby except for the issuance date, if we determine that such new notes need to have a new CUSIP number, each holder of notes or IDSs (as the case may be) agrees that a portion of such holder's notes (whether held directly in book entry form or held as part of IDSs) will be exchanged, without any further action of such holder, for a portion of the notes acquired by the holders of such subsequently issued notes. Consequently, following each such subsequent issuance and exchange, each holder of notes or IDSs (as the case may be) will own an indivisible unit composed of notes of each separate issuance in the same proportion as each other holder. Immediately following any exchange resulting from a subsequent offering, a new CUSIP number will be assigned to represent an inseparable unit consisting of the notes outstanding prior to the subsequent issuance and the notes issued in the subsequent issuance. Accordingly, the notes issued in the original offering will not be able to be separated from the notes issued in any subsequent offering. In addition, immediately following any exchange resulting from a subsequent offering, new IDSs will be issued in exchange for the existing IDSs which will consist of the inseparable unit described above representing the proportionate principal amounts of each issuance of notes (but with the same aggregate principal amount as the notes (or inseparable unit) represented by the IDSs immediately prior to such subsequent issuance and exchange) and the Class A common stock. All accounts of DTC participants with a position in the securities will be automatically revised to reflect the new CUSIP numbers.

        Most subsequent issuances of notes, including subsequent issuances of notes which have OID and all subsequent issuances six months after the date of the public offering, may require trades on the to settle up to 24 hours after the date such trades would settle absent such subsequent issuance or settle for cash, consistent with such exchange's practices for the date of such issuance.                         has informed us that they will broadcast any such alternate settlement procedures in advance of any relevant trading day, consistent with their established procedures. Based upon these discussions, we do not believe that any settlement delays or cash settlement procedures, if any, associated with subsequent issuances will have a significant impact on the IDS trading market. Immediately following any subsequent issuance, we will file with the SEC a Current Report on Form 8-K or any other applicable form, disclosing the changes, if any, to the OID attributable to your notes as a result of such subsequent issuance.

DESCRIPTION OF NOTES

        The following is a description of the terms of the indenture under which our senior subordinated notes will be issued, a copy of the form of which has been filed with the Commission as an exhibit to the registration statement of which this proxy statement/prospectus is a part. We refer to KinderCare Learning Centers, Inc. as the "Company" in this "Description of Notes" section.

General

        The Notes are to be issued under an indenture, to be dated as of            , 2004 (the "Indenture"), among us, the subsidiary guarantors and                        , as Trustee (the "Trustee").

        The following description is a summary of the material provisions of the Indenture and the Notes. It does not purport to be complete and we urge you to read the Indenture, a copy of which will be available upon request from the Company. This description is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Capitalized terms used in this "Description of Notes" section and not otherwise defined have the meanings set forth in "—Certain Definitions" hereafter.

        The Indenture will provide for the issuance of an unlimited aggregate principal amount of additional notes having identical terms and conditions to the Notes offered hereby (other than Issuance Date) (the "Additional Notes"), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes offered hereby, and will vote on all matters with the Notes offered hereby. The Additional Notes will be deemed to have the same accrued current period interest, deferred interest and defaults as the Notes issued in this offering and will be deemed to have expended Payment Blockage Periods (as defined below) and interest deferral periods to the same extent as the Notes issued in this offering. Additional Notes may be sold with OID for United States federal income tax purposes. See "Risk Factors" and "Special Factors—Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Notes—Additional Issuances."

        The Notes will be issued only in fully-registered form, without coupons represented by one or more global notes which will be registered in the name of Cede & Co., the nominee of DTC. See "Description of IDSs—Book-Entry Settlement and Clearance."

Terms of the Notes

  Maturity

        The Notes will be unsecured senior subordinated obligations of the Company and will mature on                        , 2014. The Company may extend the maturity of the Notes for two additional successive five-year terms if the following conditions are satisfied:

  •
  during the twelve month period ending on the last day of the fiscal quarter ending at least 45 days before the end of the then-current term, our ratio of Net Debt to EBITDA is less than                        to                         ;

  •
  no Event of Default (including certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary) has occurred and is continuing with respect to the Notes; and

  •
  no event of default has occurred and is continuing with respect to any other Indebtedness of the Company or could occur as a result of such extension, including under any Designated Senior Indebtedness.

        If the Company is going to extend the maturity of the Notes, the Company will cause a notice of such extension, including the new maturity date, to be sent to Holders at least 30 and not more than 60 days prior to the previously scheduled maturity date.

  Interest

        The Notes will bear interest at a rate per year of        % from                        , 2004 or from the most recent date to which interest has been paid or provided for, payable quarterly in arrears on the        day of each                  ,                   ,                   and                  commencing                         , 2004, to Holders of record at the close of business on the                        day of such month or, if any interest payment date falls on a day that is not a Business Day, the interest payment shall be postponed to the next day that is a Business Day.

        Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Interest Deferral

        Prior to                        , 2009, the Company will be permitted, at its election, on one or more occasions to defer interest payments on the Notes (each, an "Interest Deferral Period") by delivering to the Trustee a copy of a resolution of the Company's Board of Directors to the effect that, based upon a good-faith determination of the Company's Board of Directors, such deferral is reasonably necessary for bona-fide cash management purposes, or to reduce the likelihood of or avoid a default under any Designated Senior Indebtedness; provided, however, that no such deferral may be commenced, and any on-going deferral shall cease, if a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing, or another Event of Default with respect to the Notes has occurred and is continuing and the Notes have been accelerated as a result of the occurrence of such Event of Default; and provided, further, that interest payments on the Notes may not be deferred under this provision for more than eight quarters in the aggregate or beyond                         , 2009.

        In addition, between                        , 2009 and                        , 2014 but not after                        , 2014, the Company may, at its election, defer interest on the Notes on not more than two occasions for not more than three (3) quarters (each, an "Additional Interest Deferral Period") by delivering to the Trustee a copy of a resolution of the Company's Board of Directors to the effect that, based upon a good-faith determination of the Company's Board of Directors, such deferral is reasonably necessary for bona-fide cash management purposes, or to reduce the likelihood of or avoid a default under any Designated Senior Indebtedness; provided, however, that no such deferral may be commenced, and any on-going deferral shall cease, if a default in payment of principal or premium, if any, on the Notes has occurred and is continuing, an Event of Default with respect to payment of interest on the Notes has occurred and is continuing or another Event of Default with respect to the Notes has occurred and is continuing and the Notes have been accelerated as a result of the occurrence of such Event of Default and provided, further, that interest payments may not be deferred under this provision for more than three quarters per occasion. After the end of the first Additional Interest Deferral Period, the Issuer may not defer interest on the Notes unless and until all deferred interest has been paid in full.

        Deferred interest on the Notes will bear interest at a rate per annum of    % until paid in full. Following the end of any Interest Deferral Period, the Company will be obligated to resume quarterly payments of interest on the Notes, including interest on deferred interest. At the end of any Interest Deferral Period, all interest on the Notes deferred at any time prior to the end of such Interest

Deferral Period (including any prior Interest Deferral Period), together with interest accrued on such deferred interest (such amounts, as determined at the end of any Interest Deferral Period, the "Deferred Interest"), will be paid by the Company in one or more equal quarterly installments beginning on the                        interest payment date following the end of such Interest Deferral Period and ending on                        , 2009. All Deferred Interest attributable to an Interest Deferral Period ending on                        , 2009, will be immediately due and payable on such date. At the end of an Additional Interest Deferral Period, any interest deferred prior to                        , 2009, must be repaid on                        , 2009. All interest deferred prior to                        , 2014, must be repaid on                        , 2014, provided that the Company must pay all deferred interest and accrued interest thereon in full prior to deferring interest for the second occasion and may prepay all or part of the deferred interest at any time other than during an Interest Deferral Period.

        During any Interest Deferral Period or an Additional Interest Deferral Period and so long as any deferred interest or interest on deferred interest remains outstanding and unpaid, the Company will not be permitted to make any payment of dividends on the Common Stock or make any distribution to holders of Common Stock, or make certain other Restricted Payments.

        The Company will notify the Trustee of each interest deferral at least one Business Day prior to the interest payment date on which interest would have been due. In addition, the Representative of holders of Designated Senior Indebtedness may provide a written notice to the Trustee and any paying agent (with a copy to the Company) at least one Business Day prior to such interest payment date specifying that the Representative has received notice of the interest deferral from the Company and, upon receipt of such notice, the Trustee and any paying agent will not permit any payment of interest to be made due to the interest deferral.

Guarantees

        Except for the CMBS Subsidiaries, all of the Company's direct and indirect Wholly Owned Subsidiaries organized under the laws of any state of the United States of America on the Issue Date and certain future Subsidiaries of the Company (as described below), as primary obligors and not merely as sureties, will jointly and severally irrevocably and unconditionally guarantee on an unsecured senior subordinated basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantors being herein called the "Guaranteed Obligations"). Such Guarantors will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the Holders in enforcing any rights under the Guarantees. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor after giving effect to all of its other contingent and fixed liabilities (including without limitation all of its obligations under or with respect to the Credit Agreement) without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. After the Issue Date, the Company will cause each Restricted Subsidiary (other than the CMBS Subsidiaries) organized under the laws of the United States of America or any state or territory thereof that Incurs Indebtedness or issues shares of Disqualified Stock or Preferred Stock to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee, payment of the Notes. See "Certain Covenants—Future Guarantors" below.

        Each Guarantee is a continuing guarantee and shall (i) remain in full force and effect until payment in full of all the Guaranteed Obligations, (ii) be binding upon each such Guarantor and its successors, and (iii) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

        The Guarantee of a Guarantor shall be automatically and unconditionally released and discharged upon: (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) upon satisfaction and discharge or defeasance of the Notes as provided below under "Defeasance" and "Satisfaction and Discharge."

Subordination

        The payment of the Senior Subordinated Note Obligations will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash equivalents of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred and will rank pari passu in right of payment with all existing and future Pari Passu Indebtedness and trade payables of the Company. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash equivalents of such Senior Indebtedness before the holders of Notes will be entitled to receive any payment with respect to the Senior Subordinated Note Obligations, and until all Senior Indebtedness is paid in full in cash equivalents, any distribution to which the holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that holders of Notes may receive (i) shares of stock and any debt securities that are subordinated at least to the same extent as the Notes to (a) Senior Indebtedness and (b) any securities issued in exchange for Senior Indebtedness and (ii) payments made from the trusts described under "—Legal Defeasance and Covenant Defeasance").

        The Company also may not make any payment upon or in respect of the Senior Subordinated Note Obligations (except in such subordinated securities or from the trust described under "—Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on, or of unreimbursed amounts under drawn letters of credit or in respect of bankers' acceptances or fees relating to letters of credit or bankers' acceptances constituting, Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "payment default") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity (a "non-payment default") and the Trustee receives a notice of such default (a "Payment Blockage Notice") from a Representative of holders of such Designated Senior Indebtedness. Payments on the Notes, including any missed payments, may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash equivalents and (b) in case of a nonpayment default, the earlier of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received (each such period, the "Payment Blockage Period") or (z) the date such Payment Blockage Period shall be terminated by written notice to the Trustee from the requisite holders of such Designated Senior Indebtedness necessary to terminate such period or from their Representative. No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice. However, if any Payment Blockage Notice within such 365-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than the agent under the Senior Credit Facility), the agent under the Senior Credit Facility may give another Payment Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 365 consecutive day period. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

        If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above unless permitted by the interest deferral provisions, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof.

        The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

        The Indenture will contain identical subordination provisions relating to each Guarantor's obligations under its Guarantee.

        As a result of the subordination provisions described above, in the event of insolvency, bankruptcy, administration, reorganization, receivership or similar proceedings relating to the Company, holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. At March 5, 2004, on a pro forma basis after giving effect to the recapitalization and the Offering), (i) the Company would have had approximately $                   million of Senior Indebtedness outstanding, (ii) the Company would have had additional availability of $       million (reduced by $       million of outstanding letters of credit) for borrowings under the Senior Credit Facility, all of which would be Senior Indebtedness of the Company, (iii) the Guarantors would have had approximately $       million of Senior Indebtedness outstanding, and (iv) the Guarantors would have had approximately $       million of Pari Passu Indebtedness outstanding. In addition, the Notes will be structurally subordinated to the liabilities of the CMBS Subsidiaries of the Company. At March 5, 2004, the CMBS Subsidiaries had approximately $       million of Indebtedness and other liabilities outstanding. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock."

        The Indebtedness evidenced by each Guarantee will be unsecured senior subordinated Indebtedness of the applicable Guarantor, will be subordinated in right of payment, as set forth in the Indenture, to all existing and future Senior Indebtedness of such Guarantor, including the Senior Indebtedness of each Guarantor represented by such Guarantor's guarantee of the Credit Agreement, and will rank pari passu in right of payment with all existing and future Pari Passu Indebtedness and trade payables of such Guarantor. The Notes and Guarantees will rank senior in right of payment to all Subordinated Indebtedness of the Company and the Guarantors, respectively. At the Issuance Date neither the Company nor any of the Guarantors had any Subordinated Indebtedness outstanding.

        "Designated Senior Indebtedness" means (i) Senior Indebtedness under the Senior Credit Facility and (ii) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $50 million or more and that has been designated by the Company as Designated Senior Indebtedness.

        "Senior Indebtedness" means (i) the Obligations under the Senior Credit Facility and (ii) any other Indebtedness permitted to be incurred by the Company or any Guarantor under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or Guarantees, as applicable, including, with respect to (i) and (ii), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (1) any liability for federal, state, local or other taxes owed or owing by the Company, (2) any obligation of the Company or any Guarantor to any of the Company's Subsidiaries, (3) any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of bankers' acceptances and letters of credit under the Senior Credit Facility, (4) any Indebtedness that is incurred in violation of the Indenture, (5) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, guarantee or obligation of the Company or any Guarantor which is subordinate or junior to any other Indebtedness, guarantee or obligation of the Company or any Guarantor, (7) Indebtedness evidenced by the Notes or Guarantees and (8) Capital Stock of the Company or any Guarantor.

        "Senior Subordinated Note Obligations" means any principal of, premium, if any, and interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, together with and including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

Mandatory Redemption

        The Company will not be required to make mandatory redemptions or sinking fund payments prior to maturity of the Notes.

Optional Redemption

        The Company may not redeem the Notes at its option prior to                        , 2009. Thereafter, the Company may redeem the Notes in accordance with the Indenture.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each Holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on such Notes or the portions called for redemption.

        Any exercise by the Company of its option to redeem the Notes, in whole or in part, will result in an automatic separation of the IDSs upon the redemption date.

Repurchase at the Option of Holders

        Change of Control.    The Indenture provides that, upon the occurrence of a Change of Control, the Company will make an offer to purchase all or any part of the Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The Indenture provides that within 30 days following any Change of Control, the Company will mail a notice to each Holder of Notes issued under the Indenture (whether held separately or represented by IDSs), with a copy to the Trustee, with the following information: (1) a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the "Change of Control Payment Date"); (3) any Note not properly tendered will remain outstanding and continue to accrue interest; (4) unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date; (5) Holders electing to have any Notes purchased pursuant to a

Change of Control Offer will be required to make its election pursuant to the instructions set forth in such notice; (6) Holders will be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes, provided that the paying agent receives notice thereof, not later than the close of business on the last day of the offer period; and (7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered. In order for a holder of IDSs to exercise this repurchase right, such holder must separate its IDSs into the shares of Class A common stock and Notes represented thereby.

        The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding amounts under the Senior Credit Facility or offer to repay in full all outstanding amounts under the Senior Credit Facility and repay the Obligations held by each lender who has accepted such offer or obtain the requisite consents, if any, under the Senior Credit Facility to permit the repurchase of the Notes required by this covenant.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

        The Indenture provides that on the Change of Control Payment Date, the Company will, to the extent permitted by law, (1) accept for payment all Notes properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes so tendered and (3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officers' Certificate stating that such Notes have been tendered to and purchased by the Company. The Indenture provides that the paying agent will promptly mail to each Holder the Change of Control Payment for such Notes. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The Senior Credit Facility does, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may, prohibit the Company from purchasing any Notes as a result of a Change of Control and/or provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes.

        The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

        Asset Sales.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless (x) the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of and (y) at least 75% of the proceeds from such Asset Sale when received consists of cash or Cash Equivalents; provided that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets, (b) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after such Asset Sale (to the extent of the cash received) and (c) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $         million or (y)     % of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be cash for the purposes of this provision.

        Within 30 months after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option, (i) to permanently reduce Obligations under the Senior Credit Facility (and to correspondingly reduce commitments with respect thereto) or other Senior Indebtedness or Pari Passu Indebtedness (provided that if the Company shall so reduce Obligations under Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the Notes if the Notes are then redeemable or, if the Notes may not be then redeemed, the Company shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at 100% of the principal amount thereof the amount of Notes that would otherwise be prepaid), (ii) to an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case, used or useful in a Similar Business and/or (iii) to an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture provides that any Net Proceeds from the Asset Sale that are not invested as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $     million, the Company shall make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes, that is an integral multiple of the principal amount of a Note, that may be purchased out of the Excess Proceeds at an offer price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $     million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

        Selection and Notice.    If less than all of the Notes are to be redeemed at any time or if more Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Notes for redemption or purchase, as the case may be, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes shall be purchased or redeemed in part.

        Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes to be purchased or redeemed at such Holder's registered address.

        On and after the purchase or redemption date, unless the Company defaults in payment of the purchase or redemption price, interest shall cease to accrue on Notes or portions thereof purchased or called for redemption.

Covenants Relating to IDSs

        Recombination of Notes and Class A Common Stock into IDSs.    The Indenture will provide that as long as any Notes are outstanding, any Holder of Notes and shares of Class A common stock may after 45 days from the date of the Indenture, at any time and from time to time, recombine these securities to form IDSs.

        Procedures Relating to Subsequent Issuance.    The Indenture will provide that, in the event there is a subsequent issuance of Additional Notes with OID, each Holder of the Notes or the IDSs (as the case may be) agrees that a portion of such Holder's Notes (whether held directly in book-entry form or held as part of IDSs) will be exchanged, without any further action of such Holder, for a portion of the Additional Notes purchased by the Holders of such Additional Notes, such that following any such additional issuance and exchange each Holder of the Notes or the IDSs (as the case may be) owns an indivisible unit composed of the Notes and Additional Notes of each issuance in the same proportion as each other Holder, and the records of DTC and the Trustee will be revised to reflect each such exchange without any further action of such Holder. The aggregate principal amount of the Notes owned by each Holder will not change as a result of such exchange. Any Additional Notes will be guaranteed by the Guarantors on the same basis as the Notes. See "Special Factors—Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Notes—Additional Issuances." There is a possibility that holders of subsequently issued notes having original issue discount may not be able to collect the unamortized portion of the original issue discount in the event of an acceleration of the notes or bankruptcy of the Company as described under "Risk Factors—Risks Relating to the IDSs, the Shares of Class A Common Stock, the Shares of Class B Common Stock and the Notes—Any OID attributable to you could reduce the amount of principal you could recover from us in a bankruptcy proceeding." Any such automatic exchange should not impair the rights any holder would otherwise have to assert a claim against us or the underwriters, with respect to the full amount of Notes purchased by such holder.

Certain Covenants

        Limitation on Restricted Payments.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities); (ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company; (iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, or maturity, any Subordinated Indebtedness; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

(a)
no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)
immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

(c)
such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date (including Restricted Payments permitted by clauses (i), (ii) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof), (iv) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $       million and $       million were substituted in such clause for $       million and $       million, respectively), (v), (viii) and (ix) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of:

  (i)    50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after                        to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit); provided, however, that for the purposes of this clause (i), Consolidated Net Income shall be deemed to include any increases during such period to Consolidated Additional Paid-In Capital of the Company, which increases are attributable to tax benefits from net operating losses incurred prior to the Issuance Date and are not otherwise included in Consolidated Net Income of the Company for such period, plus

  (ii)    100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities received by the Company since immediately after the Issuance Date from the issue or sale of Equity Interests (including Retired Capital Stock (as defined below), but excluding cash proceeds from the exercise of the underwriters' over-allotment option and cash proceeds and marketable securities received from the sale of Equity Interests to members of management, directors or consultants of the Company and its Subsidiaries after the Issuance Date to the extent such amounts have been applied to Restricted Payments in accordance with clause (iv) of the next succeeding paragraph) or debt securities of the Company that have been converted into such Equity Interests of the Company (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus
  (iii)    100% of the aggregate amount of cash and marketable securities contributed to the capital of the Company following the Issuance Date, plus

    (iv)    100% of the aggregate amount received in cash and the fair market value of marketable securities (other than Restricted Investments) received from (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries or (B) a dividend from, or the sale (other than to the Company or a Restricted Subsidiary) of the stock of, an Unrestricted Subsidiary (other than an Unrestricted Subsidiary the Investment in which was made by the Company or a Restricted Subsidiary pursuant to clauses (vi) or (xi) below).

        The foregoing provisions will not prohibit:

(i)
the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(ii)
(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (the "Retired Capital Stock") or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company (other than any Disqualified Stock) (the "Refunding Capital Stock"), and (b) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (v) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; provided, however, that at the time of the declaration of any such dividends, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(iii)
the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired), (B) such Indebtedness is subordinated to the Senior Indebtedness and the Notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(iv)
a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company held by any future, present or former employee, director or consultant of the Company or any Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (iv) does not exceed in any calendar year $       million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $       million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed (i) the cash proceeds from the sale of Equity Interests of the Company to members of management, directors or consultants of the Company and its Subsidiaries that occurs after the Issuance Date (to the extent the cash proceeds from the sale of such Equity Interest have not otherwise been applied to the payment of Restricted

  Payments by virtue of the preceding paragraph (c)) plus (ii) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issuance Date less (iii) the amount of any Restricted Payments previously made pursuant to clauses (i) and (ii) of this subparagraph (iv); and provided further that cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(v)
the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issuance Date (including, without limitation, the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii)); provided, however, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, the Company and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least        to        ;

(vi)
Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (vi) that are at that time outstanding, not to exceed $                   million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(vii)
repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(viii)
the payment of dividends on the shares of the Company's Common Stock, provided, that the aggregate amount of dividends paid in any fiscal quarter may not exceed the Quarterly Base Dividend Level;

(ix)
other Restricted Payments in an aggregate amount not to exceed the Base Dividend Restricted Payments Basket;

(x)
the repurchase of shares of Common Stock on the closing of this Offering or upon the exercise of the over-allotment option and the issuance of the Class A Common Stock in exchange for shares of Class B Common Stock after                        , 2006 and payment of the merger consideration on the closing of this Offering; and

(xi)
other Restricted Payments in an aggregate amount not to exceed $       million;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and provided further that for purposes of determining the aggregate amount expended for Restricted Payments in accordance with clause (c) of the immediately preceding paragraph, only the amounts expended under clauses (i), (ii) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof), (iv) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $       million and $       million were substituted in such clause for $       million and $       million, respectively), (v), (viii) and (ix) shall be included.

        As of the Issuance Date, all of the Company's Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the

Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

        Dividend Suspension.    Notwithstanding anything in the Indenture to the contrary: (a) the Company may not pay any dividend or distribution on its Common Stock, if and so long as: (i) the Fixed Charge Coverage Ratio of the Company for the most recently ended twelve-month period for which internal financial statements are available, is less than the applicable Dividend Suspension Threshold (a "Dividend Suspension Period"), (ii) during any Interest Deferral Period or, (iii) after the end of any Interest Deferral Period, so long as any deferred interest remains unpaid.

        Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur" and collectively, an "incurrence" of) any Indebtedness (including Acquired Indebtedness) or any shares of Disqualified Stock; provided, however, that the Company may incur Indebtedness or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such incurrence would have been at least        to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, and the application of proceeds had occurred at the beginning of such four-quarter period.

        The foregoing limitations will not apply to:

(a)
the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness under the Senior Credit Facility and the issuance and creation of letters of credit and banker's acceptances thereunder (with letters of credit and banker's acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $       million outstanding at any one time;

(b)
any Real Estate Financing Transaction; provided, however, that the amount of Indebtedness outstanding under clause (a) above and this clause (b) shall not in the aggregate exceed $       million at any time outstanding;

(c)
the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by any Notes and related Guarantees issued on the Issuance Date or Additional Notes and related Guarantees issued (i) pursuant to an exercise of the underwriters' over-allotment option, (ii) as part of the consideration for the recapitalization and the Offering, (iii) in connection with the conversion of the Class B common stock pursuant to the terms thereof as in existence on the Issuance Date, or (iv) subject to the Indenture and concurrently with the issuance of shares of Class A common stock, provided that the ratio of the aggregate principal amount of such Additional Notes to the number of such additional shares of Class A common stock shall not exceed the equivalent ratio with respect to the IDSs outstanding prior to such issuance, and, in each case, the related Guarantees;

(d)
Existing Indebtedness (other than Indebtedness described in clauses (a) and (c));

(e)
Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (e) (together with any Refinancing Indebtedness with respect thereto), does not exceed the greater of (x) $       million or (y)     % of Total Assets;

(f)
Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(g)
Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (i) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (i)) and (ii) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(h)
Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

(i)
Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor incurs such Indebtedness from a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

(j)
Hedging Obligations that are incurred in the ordinary course of business (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

(k)
obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(l)
Indebtedness of any Guarantor in respect of such Guarantor's Guarantee;

(m)
Indebtedness of the Company and any of its Foreign Subsidiaries not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (m), does not exceed $       million at any one time outstanding; provided, however, that Indebtedness of Foreign Subsidiaries, which when aggregated with the principal amount of all other Indebtedness of Foreign Subsidiaries then outstanding and incurred pursuant to this clause (m), does not exceed $       million (or the equivalent thereof in any other currency) at any one time outstanding;

(n)
any guarantee by the Company or a Guarantor of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture;

(o)
the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (c) and (d) above, or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

  (i)    has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced;

  (ii)    to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Notes, such Refinancing Indebtedness is subordinated or pari passu to the Notes at least to the same extent as the Indebtedness being refinanced or refunded; and

  (iii)    shall not include (x) Indebtedness of a Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and provided further that subclauses (i) and (ii) of this clause (o) will not apply to any refunding or refinancing of any Senior Indebtedness; and

(p)
Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition, either (i) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (ii) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition.

        For purposes of determining compliance with this covenant, the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (p) above or its entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify or reclassify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

        Liens.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property of the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

        The Indenture provides that no Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness of such Guarantor on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Guarantee of such Guarantor is equally and ratably secured with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

        Notwithstanding the foregoing, no such equal and ratable security need be provided if the Indebtedness secured is incurred pursuant to a Real Estate Financing Transaction.

        Merger, Consolidation, or Sale of All or Substantially All Assets.    The Indenture provides that the Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions (other than pursuant to a Real Estate Financing Transaction) to, any Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the "Successor Company"); (ii) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; (iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, (A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; (v) each Guarantor, if any, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Notes. Notwithstanding the foregoing clause (iv), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

        Each Guarantor shall not, and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless (i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Guarantor"); (ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee.

        Transactions With Affiliates.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") involving aggregate consideration in excess of $                       million, unless:

(a)
such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(b)
the Company delivers to the Trustee with respect to any Affiliate Transaction involving aggregate payments in excess of $                      million, a resolution adopted by a majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

        The foregoing provisions will not apply to the following: (i) transactions between or among the Company and/or any of its Restricted Subsidiaries; (ii) Restricted Payments permitted by the provisions of the Indenture described above under the covenant "—Limitation on Restricted Payments"; (iii) the payment of customary annual management, consulting and advisory fees and related expenses to KKR and its Affiliates; (iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary; (v) payments by the Company or any of its Restricted Subsidiaries to KKR and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors in good faith; (vi) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph; (vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors in good faith; (viii) any agreement as in effect as of the Issuance Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction contemplated thereby; (ix) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issuance Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issuance Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the Notes in any material respect; (x) the payment of all fees and expenses related to the recapitalization and the Offering; (xi) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and (xii) the issuance of capital stock (other than Disqualified

Stock of the Company) or IDSs in respect of the Company's securities or Additional Notes to any Permitted Holder.

        Dividend and Other Payment Restrictions Affecting Subsidiaries.    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause to become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(a)
(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or any other interest or participation in, or measured by, its profits or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)
make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)
sell, lease, or transfer any of its properties or assets to the Company, or any of its Restricted Subsidiaries;

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1)
contractual encumbrances or restrictions in effect on the Issuance Date, including pursuant to the Senior Credit Facility and its related documentation;

(2)
the Indenture, the Notes and the Guarantees;

(3)
purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(4)
applicable law or any applicable rule, regulation or order;

(5)
any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6)
contracts for the sale of assets, including, without limitation customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7)
secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" and "Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8)
restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9)
other Indebtedness of Foreign Subsidiaries permitted to be incurred subsequent to the Issuance Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

(10)
customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11)
customary provisions contained in leases and other agreements entered into in the ordinary course of business;

(12)
restrictions created in connection with any Real Estate Financing Transaction that, in the good faith determination of the Board of Directors, are necessary or advisable to effect such Real Estate Financing Transaction; and

(13)
any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings,

  replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

        Limitation on Other Senior Subordinated Indebtedness.    The Indenture provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of the Company or any Indebtedness of any Guarantor, as the case may be, unless such Indebtedness is either (a) pari passu in right of payment with the Notes or such Guarantor's Guarantee, as the case may be or (b) subordinate in right of payment to the Notes, or such Guarantor's Guarantee, as the case may be, in the same manner and at least to the same extent as the Notes are subordinate to Senior Indebtedness or such Guarantor's Guarantee is subordinate to such Guarantor's Senior Indebtedness, as the case may be.

        Reports and Other Information.    Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission (the "Commission"), the Indenture requires the Company to file with the Commission (and provide the Trustee and Holders with copies thereof, without cost to each Holder, within 15 days after it files them with the Commission), (a) within 90 days after the end of each fiscal year, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q (or any successor or comparable form); (c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form); and (d) any other information, documents and other reports which the Company would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act; provided, however, the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders, in each case within 15 days after the time the Company would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act.

Events of Default and Remedies

        The following events constitute Events of Default under the Indenture:

(i)
default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium on, if any, the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

(ii)
default for 30 days or more in the payment when due of interest on or with respect to the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes, subject to the interest deferral provisions contained in the Indenture, provided, however, that a default in any payment of interest on the Notes required to be made on (x)             , 2009, and (y) any interest payment date after            , 2009, at a time when interest deferral would be prohibited under the Indenture shall immediately constitute an Event of Default (without regard to the length of time for which such default continues);

(iii)
failure by the Company or any Guarantor for 30 days after receipt of written notice given by the Trustee or the holders of at least 30% in principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes;

(iv)
default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issuance Date, if both (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20 million or more at any one time outstanding;

(v)
failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $20 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(vi)
certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries;

(vii)
any Guarantee shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of the Company or any Guarantor denies that it has any further liability under any Guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture); or

(viii)
the Company pays any dividend on shares of the Company's Common Stock during any Dividend Suspension Period.

        If any Event of Default (other than of a type specified in clause (vi) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately; provided, however, that, so long as any Indebtedness permitted to be incurred pursuant to the Senior Credit Facility shall be outstanding, no such acceleration shall be effective until the earlier of (i) acceleration of any such Indebtedness under the Senior Credit Facility or (ii) five business days after the giving of written notice to the Company and the administrative agent under the Senior Credit Facility of such acceleration. Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (vi) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. Holders of Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders of Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such Notes.

        The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of, any such Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (iv) above, such Event of Default and all consequences thereof (including without limitation any acceleration or resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders of the Notes, if within 20 days after such Event of Default arose (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or (z) if the default that is the basis for such Event of Default has been cured.

        The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five Business Days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Company or any Guarantor, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company or any Guarantor shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Company and the Guarantors, if any, under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to the Indenture, (ii) the Company's obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and each Guarantor released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment on other indebtedness, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(i)
the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the outstanding Notes on the stated maturity date or on the applicable redemption date, as the case may be, of such principal, premium, if any, or interest on the outstanding Notes;

(ii)
in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (B) since the Issuance Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii)
in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv)
no Default or Event of Default shall have occurred and be continuing with respect to certain Events of Default on the date of such deposit (other than a Default or Event of Default resulting from the financing or borrowing of funds to be applied to such deposit);

(v)
such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(vi)
the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or any Guarantor or others; and

(vii)
the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either (a) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or (b) (i) all such Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust an amount of money sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (ii) no Default or Event of Default with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit (other than a Default or Event of

Default resulting from the financing or borrowing of funds to be applied to such deposit) and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; (iii) the Company or any Guarantor has paid or caused to be paid all sums payable by it under such Indenture; and (iv) the Company has delivered irrevocable instructions to the Trustee under such Indenture to apply the deposited money toward the payment of such Notes at maturity or the redemption date, as the case may be. In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

        The Indenture provides that without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting Holder of the Notes): (i) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any such Note or alter or waive the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described under "—Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration), or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders, (v) make any Note payable in money other than that stated in such Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of such Notes to receive payments of principal of, premium, if any, or interest on such Notes, (vii) make any change in the foregoing amendment and waiver provisions, (viii) impair the right of any Holder of the Notes to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes, (ix) make any change in the subordination provisions of the Indenture that would adversely affect the holders of the Notes, (x) make a change to the "Limitation of Restricted Payments" covenant that would have the effect of increasing the amounts permitted to be distributed in respect of the Company's Common Stock (except in connection with an offer by the Company to purchase all of the Notes, in which case a majority in principal amount of Notes will be sufficient) or (xi) make any change to the provisions of the Indenture that eliminate the prohibition on paying dividends and making certain other restricted payments while interest is being deferred, while any previously deferred interest remains unpaid or during the continuance of any Dividend Suspension Period or Event of Default (except in connection with an offer by the Company to purchase all of the Notes, in which case a majority in principal amount of Notes will be sufficient).

        The Indenture provides that, notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, any Guarantor (with respect to a Guarantee or the Indenture to which it is party) and the Trustee together may amend or supplement the Indenture, any Guarantee or the Notes (i) to cure any ambiguity, defect or inconsistency, (ii) to provide for uncertificated Notes in addition to or in place of certificated Notes, (iii) to comply with the covenant relating to mergers, consolidations and sales of assets, (iv) to provide for the assumption of the Company's or any Guarantor's obligations to Holders of such Notes, (v) to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, (vi) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company, (vii) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or (viii) to add a Guarantor under the Indenture or to provide for the issuance of Additional Notes.

        The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Concerning the Trustee

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

        The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of such Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Indenture, the Notes and the Guarantees, if any, are and will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "Acquired Indebtedness" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise, provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

        "Asset Sale" means:

(i)
the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "disposition") or

(ii)
the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

(a)
a disposition of Cash Equivalents or Investment Grade Securities or obsolete equipment in the ordinary course of business;

(b)
the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c)
any Restricted Payment that is permitted to be made, and is made, under the first paragraph of the covenant described above under "Limitation on Restricted Payments";

(d)
any disposition of assets with an aggregate fair market value of less than $1 million;

(e)
any disposition of property or assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary;

(f)
any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business;

(g)
any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issuance Date including, without limitation, sale-leasebacks and asset securitizations;

(h)
foreclosures on assets; and

(i)
any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

        "Base Dividend Restricted Payments Basket" shall initially equal $0, provided, however, that if during any fiscal quarter the Company has paid dividends on the Company's Common Stock in an aggregate amount that is less than the Quarterly Base Dividend Level for such quarter, an amount equal to    % of the difference between (i) the Quarterly Base Dividend Level for such quarter and (ii) the aggregate amount of dividends actually paid on the Company's Common Stock during such quarter shall be added to the Base Dividend Restricted Payments Basket as of the last day of such fiscal quarter.

        "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

        "Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

        "Capital Stock" means with respect to any Person, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock of such Person, including, without limitation, if such Person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet in accordance with GAAP.

        "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (iii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500 million, (iv) repurchase obligations for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition, (vi) investment funds investing 95% of their assets in securities of the types described in clauses (i)-(v) above, (vii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P and (viii) Indebtedness or preferred stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

        "Change of Control" means the occurrence of any of the following:

(i)
the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole (other than pursuant to a Real Estate Financing Transaction); or

(ii)
the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of beneficial ownership of more of the total voting power of the Voting Stock of the Company than the Permitted Holders and their Related Parties beneficially own at the time the Company so becomes aware of such acquisition and the Permitted Holders and their Related Parties do not, at such time, have the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors.

        "CMBS Subsidiaries" means KC Propco, LLC and KC Opco, LLC.

        "Common Stock" means, collectively, the Company's Class A common stock, par value $0.01 per share, Class B common stock, par value $0.01 per share, and Class C common stock, par value $0.01 per share, and any other class or series of common stock of the Company.

        "Consolidated Additional Paid-In Capital" means, with respect to any Person for any period, the aggregate of the additional paid-in capital of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense and other noncash charges (excluding any noncash item that represents an accrual, reserve or amortization of a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any period, the sum of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations, and net payments (if any) pursuant to Hedging Obligations, excluding amortization of deferred financing fees) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that (i) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded, (ii) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, (iii) any net after-tax income (loss) from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded, (iv) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors) shall be excluded, (v) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Wholly Owned Restricted Subsidiary thereof in respect of such period, any expense related to a write-off of goodwill due to impairment shall be excluded and (vii) the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

        "Designated Preferred Stock" means preferred stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in paragraph (c) of the "Restricted Payments" covenant.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations.

        "Dividend Suspension Threshold" means the following applicable Fixed Charge Coverage Ratio of the Company for the twelve-month period ended on the last day of any fiscal quarter:

Period Ended On	Dividend Suspension Threshold
Issue Date through , 2005	to 1.00
, 2005 and thereafter	to 1.00

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (a) provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net Income, plus (b) Consolidated Interest Expense of such Person for such period, plus (c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus (d) any expenses or charges related to any Equity Offering or Indebtedness permitted to be incurred by the Indenture (including such expenses or charges related to the recapitalization and the Offering) and deducted in such period in computing Consolidated Net Income, plus (e) the amount of any restructuring charge or reserve deducted in such period in computing Consolidated Net Income, plus (f) without duplication, any other non-cash charges reducing Consolidated Net Income for such period (excluding any such charge which requires an accrual of a cash reserve for anticipated cash charges for any future period), less (g) without duplication, non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any public or private sale of Common Stock or preferred stock of the Company (excluding Disqualified Stock), other than public offerings with respect to the Company's Common Stock registered on Form S-8.

        "Excess Cash" shall mean, with respect to any period, EBITDA minus the sum of (i) cash interest expense, (ii) income tax expense and (iii) capital expenditures, in each case, for such period.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Existing Indebtedness" means Indebtedness of the Company or its Restricted Subsidiaries in existence on the Issuance Date, plus interest accruing thereon, after application of the net proceeds of the sale of the Notes as described in this Prospectus.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than in the case of revolving credit borrowings, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of (a) Consolidated Interest Expense of such Person for such period and (b) all cash dividend payments (excluding items eliminated in consolidation) (i) on any series of preferred stock and (ii) on Class B Common Stock (but only to the extent such dividends exceed the aggregate dividends that would have been paid on the shares of Class A common stock had the Class B common stock been fully converted for the relevant period, and only to the extent such excess amount is not included in Consolidated Interest Expense) of such Person.

        "Foreign Subsidiary" means a Restricted Subsidiary not organized or existing under the laws of the United States, any State thereof, the District of Columbia or any territory thereof.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issuance Date. For the purposes of the Indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary.

        "Government Securities" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning. No Guarantees will be issued in connection with the initial offering and sale of the Notes.

        "Guarantor" means any Person that incurs a Guarantee; provided that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor. No Guarantees will be issued in connection with the initial offering and sale of the Notes.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

        "Holder" means a holder of the Notes.

        "IDS" means the Company's Income Deposit Securities, whether currently outstanding or as may be issued from time to time.

        "Indebtedness" means, with respect to any Person, (a) any indebtedness of such Person, whether or not contingent (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof), (iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or (iv) representing any Hedging Obligations, if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and (c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged.

        "Investment Grade Securities" means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Certain Covenants—Restricted Payments," (i) "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

        "Issuance Date" means the first closing date for the sale of Notes under the Indenture.

        "Letter of Credit/Bankers' Acceptance Obligations" means Indebtedness of the Company or any of its Restricted Subsidiaries with respect to letters of credit or bankers' acceptances constituting Senior Indebtedness or Pari Passu Indebtedness which shall be deemed to consist of (i) the aggregate maximum amount then available to be drawn under all such letters of credit (the determination of such maximum amount to assume compliance with all conditions for drawing), (ii) the aggregate face amount of all unmatured bankers' acceptances and (iii) the aggregate amount that has then been paid by, and not reimbursed to, the issuers under such letters of credit or creation of such bankers' acceptances.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Management Group" means the group consisting of the Officers of the Company.

        "Moody's" means Moody's Investors Service, Inc.

        "Net Debt" means, with respect to the Company, on a consolidated basis at any time, the actual outstanding amount of funded indebtedness (provided that with respect to the portion thereof represented by any revolving facility under the Senior Indebtedness, such amount shall be calculated at the weighted average principal balance of loans that were outstanding during the immediately preceding 12 fiscal month period), plus, without duplication, the principal component of all Capitalized Lease Obligations and, without duplication, other Indebtedness of the Company and its Restricted Subsidiaries at such time, less (i) any early termination payments that would be owed if all outstanding Hedging Obligations were terminated, and (ii) the amount of cash and cash equivalents of the Company and its Subsidiaries on the balance sheet as of the date of determination.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than required by clause (i) of the second paragraph of "—Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Oaktree" means Oaktree Capital Management, LLC, a California limited liability company.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

        "Offering" means the Company's initial public offering of IDSs and Notes sold separately (not represented by IDSs).

        "Officer" means the Chairman of the Board, the President, any Executive Vice President or Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed on behalf of the Company by two officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

        "Pari Passu Indebtedness" means (a) with respect to the Notes, Indebtedness which ranks pari passu in right of payment to the Notes and (b) with respect to any Guarantee, Indebtedness which ranks pari passu in right of payment to such Guarantee.

        "Permitted Holders" means Oaktree, KKR and any of their Affiliates and the Management Group.

        "Permitted Investments" means (a) any Investment in the Company or any Restricted Subsidiary; (b) any Investment in cash and Cash Equivalents or Investment Grade Securities; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is a Similar Business if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or (ii) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "—Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale; (e) any Investment existing on the Issuance Date; (f) advances to employees not in excess of $         million outstanding at any one time; (g) any Investment acquired by the Company or any of its Restricted Subsidiaries (i) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (ii) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (h) Hedging Obligations permitted under clause (j) of the "Limitation of Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant; (i) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business; (j) any Investment in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding, not to exceed the greater of (x) $    million or (y)     % of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (k) Investments the payment for which consists of Equity Interests of the Company (exclusive of Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the "Restricted Payments" covenant; (l) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (l) that are at that time outstanding, not to exceed the greater of (x) $    million or (y)     % of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (m) any transaction to the extent it constitutes an investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under "—Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (ii) and (vi) of such paragraph); (n) any Investment by Restricted Subsidiaries in other Restricted Subsidiaries and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries; and (o) Investments in any special purpose, Wholly Owned Subsidiary of the Company organized after the Issuance Date in connection with a Real Estate Financing Transaction that, in the good faith determination of the Board of Directors, are necessary or advisable to effect such Real Estate Financing Transaction.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "preferred stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

        "Quarterly Base Dividend Level" means, for any fiscal quarter,    % of the Company's Excess Cash for the 12-month period ending on the last day of the Company's then most recently ended fiscal quarter for which internal financial statements are available at the time such dividend is declared and paid divided by four (4).

        "Real Estate Financing Transaction" means a financing or series of financings consisting principally of one or more mortgage financings, real estate sale or leaseback transactions or an asset-backed program based on real estate owned by the Company or any of its Subsidiaries (funded by the issuance of commercial paper, medium term notes or other forms of borrowing and including credit enhancement facilities), and which may consist of or include such other forms of financing consistent with the foregoing as the Board of Directors shall approve in good faith.

        "Related Parties" means any Person controlled by a Permitted Holder, including any partnership of which a Permitted Holder or its Affiliates is the general partner.

        "Representative" means the trustee, agent or representative (if any) for an issue of Designated Senior Indebtedness.

        "Repurchase Offer" means an offer made by the Company to purchase all or any portion of a Holder's Notes pursuant to the provisions described under the covenants entitled "—Repurchase at the Option of Holders—Change of Control" or "—Repurchase at the Option of Holders—Asset Sales."

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Company that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of any Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard and Poor's Ratings Group.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Senior Credit Facility" means that certain credit facility described in this Prospectus among the Company and the lenders from time to time party thereto, including any collateral documents, instruments and agreements executed in connection therewith, and the term Senior Credit Facility shall also include any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any credit facilities that replace, refund or refinance any part of the loans, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount borrowable thereunder or alters the maturity thereof, provided, however, that there shall not be more than one facility at any one time that constitutes the Senior Credit Facility and, if at any time there is more than one facility which would constitute the Senior

Credit Facility, the Company will designate to the Trustee which one of such facilities will be the Senior Credit Facility for purposes of the Indenture.

        "Significant Subsidiary" means any Subsidiary which would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issuance Date.

        "Similar Business" means a business, the majority of whose revenues are derived from preschool and child care services, or from any educational activities, or whose revenues are derived from the licensing of the KinderCare name, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, including, without limitation, educational materials, clothes, toys, and other similar consumer products, as well as the operation of primary and private schools.

        "Subordinated Indebtedness" means (a) with respect to the Notes, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantee, any Indebtedness of the applicable Guarantor which is by its terms subordinated in right of payment to such Guarantee.

        "Subsidiary" means, with respect to any Person, (i) any corporation, association, or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

        "Unrestricted Subsidiary" means (i) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns, or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated), provided that (a) any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company, (b) the Company certifies that such designation complies with the covenants described under "—Certain Covenants—Limitation on Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under "—Certain

Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" means, with respect to any Person, any class or series of capital stock of such Person that is ordinarily entitled to vote in the election of directors thereof at a meeting of stockholders called for such purpose, without the occurrence of any additional event or contingency.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

        "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

THE RECAPITALIZATION AGREEMENT

        The following is a summary of the material terms of the recapitalization agreement. This summary does not purport to describe all the terms of the recapitalization agreement and is qualified by the complete recapitalization agreement which is attached as Appendix A to this proxy statement/prospectus and incorporated by reference. All stockholders are urged to read carefully the recapitalization agreement in its entirety.

General

        Under the recapitalization agreement, a wholly owned subsidiary of KinderCare will merge with and into KinderCare, with KinderCare continuing as the surviving corporation.

Effect on Capital Stock

        The recapitalization agreement provides for the elections and the proration described under the section entitled "The Recapitalization—Merger Consideration."

Effect on Stock Options

        The recapitalization agreement provides for the cancellation of outstanding stock options as described under the section entitled "The Recapitalization—Option Plans; Restricted Stock; Other KinderCare Stock Plans."

Fractional Shares

        No fractional shares will be issued in the recapitalization to any stockholder who would in the aggregate hold less than one share of Class A common stock represented by an IDS or one share of Class B common stock. Those stockholders who would in the aggregate hold less than one share of Class A common stock represented by an IDS will instead receive, in lieu of a fractional share, a cash payment, without interest, in an amount equal to the product of the fraction multiplied by $                        , and those who would in the aggregate hold less than one share of Class B common stock will instead receive, in lieu of a fractional share, a cash payment, without interest, in an amount equal to the product of the fraction multiplied by $                        .

Method of Making Elections

        You have already received or will receive an election and transmittal form. You should mail the election and transmittal form indicating the form of consideration that you wish to receive in the recapitalization, together with your KinderCare common stock certificates or notice of guaranteed delivery, to the exchange agent at one of the addresses listed below:

If sent through the mail:	If sent by overnight delivery service:
Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016-0645 Attn: Corporate Actions	Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016-0645 Attn: Corporate Actions
If delivered by hand:	If sent by facsimile transmission (fax):
Registrar and Transfer Company c/o The Depository Trust Company Transfer Agent Drop 55 Water Street New York, NY 10041-0099	Registrar and Transfer Company (908) 497-2311 (fax) (800) 368-5948 (telephone confirmation)

        If you hold shares in book entry form at Registrar and Transfer Company, you need not surrender stock certificates relating to such shares. The requirement to send in stock certificates does not apply to option holders.

        Our information agent, MacKenzie Partners, Inc., will assist you in connection with the recapitalization. Persons in the United States and Canada may call MacKenzie Partners, Inc. toll free at (800) 322-2885, persons outside the United States and Canada and banks, brokers and other financial institutions may call (212) 929-5500 (collect) to request additional documents and to ask any questions.

        As described under "Exchange of Certificates" below, you or your broker acting on your behalf must send in the election and transmittal form(s) together, unless your shares are held in book entry form at Registrar and Transfer Company, with your stock certificates to the exchange agent. To make an election, all necessary documentation must be received by the exchange agent by the start of the special meeting, which is scheduled for             a.m., local time, on                        , 2004.

        In the alternative, if your certificates of KinderCare common stock are not immediately available, or time will not permit your certificates and other required documents to reach the exchange agent before the start of the special meeting, which is scheduled for            , local time, on                        , 2004, you may comply with the procedures for guaranteed delivery if:

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  you tender your certificates through an eligible institution, that is, a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or a correspondent in the United States (most banks and financial institutions are eligible institutions);

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  before the start of the special meeting, which is scheduled for             a.m., local time, on                        , 2004, the exchange agent has received from the eligible institution a notice of guaranteed delivery in the form we have provided which may be sent via facsimile. The notice of guaranteed delivery must state the name and address of the holder of KinderCare common stock and the amount of stock being exchanged, and that the surrender of stock is being made thereby and will guarantee that by 5:00 p.m., local time, on                        , 2004, the second                        trading day following the special meeting, the certificates for all physically surrendered stock, in proper form for transfer, or a book entry confirmation, together with any other documents required by the election and transmittal form will be deposited by the eligible institution with the exchange agent; and

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  the certificates for all physically surrendered KinderCare common stock, in proper form for transfer, or book entry confirmation, together with all other documents required by the letter of transmittal, are received by the exchange agent by 5:00 p.m., local time, on                        , 2004, the second                        trading day after the KinderCare special meeting.

        If you choose to send your election by fax, you must use the guaranteed delivery procedure and your stock certificates must be physically delivered by an eligible institution to the exchange agent (by hand, mail or by overnight delivery service) and must actually be received by the exchange agent by 5:00 p.m., local time, on                        , 2004, the second                         trading day after the KinderCare special meeting. In addition, there are certain practical risks of attempting delivery by fax. In particular, any decision by the exchange agent as to whether a form of election has been timely received by it will be final and binding on all stockholders, and shall apply notwithstanding, in the case of a facsimile transmission, that the holder may have received a confirmation of receipt.

        In all cases, the risk of the method of delivery is on you and if the exchange agent does not receive the required documents in a timely manner, your election will not be validly made. If you fail to validly make an election, you will be deemed to have made a cash and IDS election for each of your KinderCare shares.

        You may revoke your election at any time before the start of the special meeting, which is scheduled for             a.m., local time, on                        , 2004. For a revocation to be effective, a

written notice of revocation must be received by the exchange agent. Additionally, you may change your original election and make a new election by submitting a notice of revocation and by indicating on the written notice of revocation the new election choice that you wish to make. The notice of revocation must:

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  specify the name of the person having tendered the KinderCare shares to be withdrawn;

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  identify the number and class of KinderCare shares to be withdrawn;

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  specify the name in which physical KinderCare share certificates are registered, if different from that of the revoking holder; and

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  if you are changing your election, specify the new election that you wish to make.

        If you make a valid revocation but fail to make a valid new election you will be treated as if you made a cash and IDS election. If you make an invalid revocation but make a new election that would otherwise be valid, you will be treated as if you did not make a revocation and your original election will apply. If you make a valid revocation and a valid new election your new election will apply.

        Immediately following the recapitalization, the exchange agent will send letters of transmittal to those stockholders and option holders who have not delivered the election and transmittal form before the closing of the recapitalization. You are responsible for completing and returning the letter of transmittal to the exchange agent.

        If required by law, we may withhold amounts from the consideration to be received by certain stockholders or option holders in the recapitalization in order to comply with the tax laws of the United States and other jurisdictions. You must complete and sign the Substitute Form W-9 in Box D on the reverse side of the election and transmittal form.

        If any of your certificates representing KinderCare common stock have been lost, stolen or destroyed, you will not be entitled to make an election unless, before the deadline referred to above, you have followed the instructions in the election and transmittal form for providing an affidavit of loss and submitting a payment to the transfer agent for the premium of an indemnity bond in the amount specified in such form and otherwise have provided the necessary documentation including a letter of transmittal in a timely manner.

Exchange of Certificates

        The Company has appointed Registrar and Transfer Company to act as exchange agent to handle the exchange of existing common stock certificates for new KinderCare IDS certificates or Class B common stock certificates (each by book entry transfer). Soon after the effective time of the recapitalization, the exchange agent will mail a letter of transmittal, which is to be used to exchange existing common stock certificates, to each holder of existing common stock who had not previously submitted a properly completed election and transmittal form. The letter of transmittal will contain instructions explaining the procedure for surrendering shares of existing common stock. You should not return certificates with the enclosed proxy card.

        Holders of existing common stock who surrender their certificates, together with a properly completed election and transmittal form, will receive:

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  a confirmation of book entry credit for IDSs or shares of new Class B common stock; and

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  the amount of cash, if any, received in the recapitalization.

        After the recapitalization, each certificate that previously represented shares of old KinderCare common stock will only represent the right to receive the IDSs or new Class B common stock and the amount of cash that those shares of existing common stock were converted into.

        KinderCare will not pay to persons who are entitled to receive IDSs or shares of Class A common stock or Class B common stock in the recapitalization dividends that are declared on such shares until the stock certificates representing the shares of existing KinderCare common stock that were converted into the IDSs or the shares of new Class B common stock are surrendered to the exchange agent. However, once those certificates are surrendered, KinderCare will pay to the holder, without interest, any dividends that have been declared after the effective date of the recapitalization on the IDSs or the shares of new KinderCare Class B common stock.

        Any stockholders who have not complied with the exchange procedures within six months following the closing of the recapitalization may look only to KinderCare for payment of new IDSs or new Class B common stock, and any unpaid dividends and distributions on such securities. Neither KinderCare nor the exchange agent nor any other person will be liable to you for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

        No interest will be paid or accrued on any cash payable pursuant to the recapitalization, or amounts payable in respect of any fractional share interests, or on unpaid dividends or distributions which are paid on or following the surrender of certificates representing shares of existing common stock.

        It is up to you to decide how to deliver your form of election, certificates and any other required documents. It is your responsibility that all necessary materials get to the exchange agent in a timely manner.

Closing

        Unless KinderCare decides otherwise, the closing of the recapitalization will take place on the date that all closing conditions have been satisfied or waived.

Conditions to the Recapitalization

        The obligations of KinderCare and KLC Merger Sub, Inc. to consummate the recapitalization are subject to the satisfaction (or waiver, to the extent permitted by applicable law and by the agreement itself) by each of them of the following conditions:

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  the adoption of the recapitalization agreement by the KinderCare stockholders;

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  the approval of our restated certificate of incorporation by the KinderCare stockholders;

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  the absence of any law, order or injunction prohibiting the completion of the recapitalization and the absence of any proceeding challenging the recapitalization agreement or seeking to prohibit or delay the recapitalization which the KinderCare board of directors determines would make the recapitalization no longer advisable;

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  all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated and all other actions relating to governmental approvals of the recapitalization have been completed unless the failure to complete such actions would not reasonably be expected to have a material adverse effect on KinderCare;

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  the completion of the public offering and the approval for listing by                        of IDSs to be issued in the recapitalization, subject to official notice of issuance;

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  the Securities and Exchange Commission having declared effective the registration statement, of which this proxy statement/prospectus forms a part; and

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  receipt by KinderCare of all material licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties with contracts with KinderCare as are necessary for completion of the recapitalization, other than those which, if not obtained, would not have a material adverse effect on KinderCare.

Our Restated Certificate of Incorporation

        If the recapitalization proposals are approved, we will restate our certificate of incorporation of KinderCare to include the following amendments:

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  increasing the number of authorized shares of common stock, $0.01 par value per share, from                        to                         , which will be divided into the following series:            will be shares of our existing common stock with one vote per share,                         will be shares of Class A common stock with one vote per share,                         will be shares of Class B common stock with one vote per share and                        will be shares of Class C common stock with one vote per share;

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  provide that shares of Class A common stock and Class B common stock vote together as a single class on all matters presented to the stockholders for a vote, except as otherwise required by law, and that Class A common stock and Class B common stock will be entitled to vote separately on any amendment to our restated certificate of incorporation that would disproportionately adversely affect the rights of such series of common stock;

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  provide that dividends cannot be declared on the Class A common stock unless a corresponding proportionate dividend is declared on the Class B common stock;

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  provide that, after the second anniversary of the recapitalization and subject to certain conditions described in our restated certificate of incorporation, each share of Class B common stock will be convertible, at the holder's option, into either one IDS or, if the IDSs have automatically separated or are otherwise not outstanding prior to the time of such conversion,            share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS at the time of the public offering; and

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  provide that, on and after the third anniversary of the recapitalization, KinderCare will have the option to force conversion of all of the then-outstanding shares of Class B common stock into IDSs on the terms and conditions described in our restated certificate of incorporation.

Our By-Laws

        Our By-Laws following the recapitalization will be the same as our By-Laws before the recapitalization. For a discussion of certain provisions of our By-Laws that could delay, defer or prevent a third party from acquiring us, please see "Special Factors—Our By-Laws."

Directors and Officers

        The directors and officers of KinderCare at the effective time of the recapitalization will continue to be the directors and officers of KinderCare after the effective time of the recapitalization. Following the completion of the recapitalization and public offering, we intend to nominate two independent members within three months thereafter and one additional independent member prior to October 31, 2004, so that our board will be composed of a majority of independent members.

Termination

        To the extent permitted by law, our board of directors may decide to terminate the recapitalization agreement and abandon the recapitalization at any time before the effective time in its sole discretion, including by reason of the number of shares seeking appraisal rights. If the recapitalization agreement is terminated, it shall become void and of no effect without any liability on the part of any party to the agreement.

Amendments and Waiver

        The recapitalization agreement may be amended by mutual consent of the boards of directors of KinderCare and its wholly owned subsidiary at any time before the effective time of the recapitalization, even if the recapitalization proposals has received stockholder approvals. To the fullest extent permitted by law, any provision of the recapitalization agreement may be waived prior to the effective time of the recapitalization.

SECURITIES ELIGIBLE FOR FUTURE SALE

        Future sales or the availability for sale of substantial amounts of IDSs, shares of our Class A common stock or shares of our Class B common stock or a significant principal amount of our notes in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities. Upon completion of the recapitalization and the public offering, we will have            IDSs outstanding, in respect of in the aggregate            shares of our Class A common stock and $            aggregate principal amount of our notes, and we will have            shares of our Class B common stock outstanding. Holders of our Class B common stock will be have the right to convert their Class B common stock into IDSs two years after the closing of the recapitalization and the public offering, subject to certain restrictions. See "Description of Capital Stock—Our New Class B Common Stock—Conversion at the Option of Holders." All of the IDSs, underlying securities and shares of Class B common stock sold in the offering or issued in the recapitalization will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. The remaining            IDSs and underlying securities and            shares of Class B common stock outstanding will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

        We, our executive officers, KKR and Oaktree have agreed to a 180-day "lock up," subject to certain exceptions, with respect to all IDSs and shares of our Class A and Class B common stock which we may issue or they own prior to the recapitalization and the public offering or purchase in or after the recapitalization and the public offering, as the case may be. This means that for a period of 180 days following the date of this proxy statement/prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of any of these securities or request or demand that we file a registration statement related to any of these securities without the prior written consent of CIBC World Markets Corp., subject to specified exceptions.

        In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then-outstanding IDSs or underlying securities and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since these IDSs or underlying securities were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell IDSs or underlying securities which are not restricted securities (such as IDSs or underlying securities acquired by affiliates either in the offering or through purchases in the open market following the offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell the IDSs or underlying securities without regard to the foregoing limitations, provided that at least two years have elapsed since the IDSs or underlying securities were acquired from us or any affiliate of ours.

        We may issue shares of our Class A common stock or notes, which may be in the form of IDSs, Class B common stock or other securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our Class A common stock or notes, which may be in the form of IDSs, or other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of our Class A common stock or notes and IDSs, if applicable, or other securities in connection with any such acquisitions and investments.

COMPARISON OF RIGHTS OF KINDERCARE STOCKHOLDERS
BEFORE AND AFTER THE RECAPITALIZATION

        After the recapitalization occurs, your rights as a holder of IDSs will be governed by our restated certificate of incorporation and the notes indenture. If you receive any shares of Class B common stock in the recapitalization, your rights as a holder of shares of Class B common stock will be governed by our restated certificate of incorporation. Our restated certificate of incorporation is attached as Annex II to the recapitalization agreement, which is included in this proxy statement/prospectus as Appendix A. The notes indenture is filed as an exhibit to the registration statement containing this proxy statement/prospectus.

        Because IDSs are securities comprised of both Class A common stock and notes, holders of IDSs will have rights related to both Class A common stock and notes. With respect to the Class A common stock represented by the IDSs, holders of IDSs will have rights similar to those of holders of existing common stock before the recapitalization, except that:

  •
  our board of directors cannot declare dividends on the Class A common stock represented by the IDSs unless at such time the corresponding proportionate dividend is declared on the Class B common stock; and

  •
  we expect that the IDSs will be listed on                        .

        In addition to having the rights of a holder of Class A common stock, a holder of IDSs will also have the rights of a holder of notes represented by the IDSs, which entitles the holder to, among other things:

  •
  cash interest payments on the notes represented by the IDSs payable quarterly in arrears subject to interest deferral;

  •
  a cash payment of the principal amount of the notes represented by the IDSs on                        , 2014, the maturity date of the notes subject to extension of maturity;

  •
  a cash payment of 101% of the principal amount of the notes represented by the IDSs upon a change of control of KinderCare; and

  •
  an option to separate the IDSs into the shares of Class A common stock and notes represented thereby at any time after the earlier of 45 days from the closing of the recapitalization or the occurrence of a change of control, and the ability to recombine such shares of Class A common stock and notes.

        Generally, holders of Class B common stock will have rights similar to those of holders of existing common stock before the recapitalization, except that:

  •
  holders of Class B common stock will be entitled to vote separately as a class on any amendment to our restated certificate of incorporation that would disproportionately and adversely affect the rights of such series of common stock;

  •
  the dividend rate on each share of Class B common stock will equal            multiplied by the dividend rate on each share of Class A common stock;

  •
  after the second anniversary of the recapitalization and subject to certain conditions described in "Description of Capital Stock—Our New Class B Common Stock," each share of Class B common stock will be convertible, at the holder's option, into either one IDS or, if the IDSs have been automatically separated or are otherwise not outstanding prior to the time of such conversion,            share of Class A common stock and a note having a principal amount equal to the note which was represented by each IDS; and

  •
  at any time on and after the third anniversary of the recapitalization, we will have the option to force conversion of all of the then-outstanding shares of Class B common stock into IDSs on the same terms and subject to the same conditions as those for a conversion of the Class B common stock at your option described in the preceding bullet point.

LEGAL MATTERS

        The validity of the issuance of our shares of Class A common stock, Class B common stock, IDSs and notes will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest, through limited partnerships, which are investors in an affiliate of KLC Associates, L.P., in less than 1% of the Class A common stock underlying the IDSs.

EXPERTS

        The consolidated financial statements as of May 31, 2002 and May 30, 2003, and for each of the three years ended June 1, 2001, May 31, 2002 and May 30, 2003, included in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective June 1, 2002), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS FOR 2004

        Any stockholder proposal intended for inclusion in the proxy material for the 2004 annual meeting must be received no later than                        , 2004. Stockholder proposals submitted outside of the process described in Rule 14a-8 of the Securities Exchange Act of 1934 will not be considered at any annual meeting of stockholders. KinderCare will not include in the Notice of Annual Meeting proposals not in compliance with Rule 14a-8 and, under KinderCare's By-Laws, no business other than that stated in the notice of meeting can be transacted at the meeting.

OTHER MATTERS

        As of the date of this proxy statement/prospectus, our board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed, and continue to file, annual, quarterly and periodic reports under the Securities Exchange Act of 1934 and the rules and regulations under the Exchange Act with the Securities and Exchange Commission. In addition, we have filed with the Commission a registration statement on Form S-4, which includes amendments, exhibits, schedules and supplements, under the Securities Act and the rules and regulations under the Securities Act, for the registration of the IDSs and Class B common stock offered as merger consideration elections by this proxy statement/prospectus. Although this proxy statement/prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this proxy statement/prospectus as permitted by the rules and regulations of the Commission. For further information with respect to our company and the IDSs and Class B common stock offered by this proxy statement/prospectus, please refer to the registration statement. Statements contained in this proxy statement/prospectus as to the content of any contracts or other document referred to in this proxy statement/prospectus are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made. The registration statement and our other public filings can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement and our other public filings are publicly available through the Commission's site on the Internet's world wide web, located at: http://www.sec.gov. Following the offering, our future public filings are expected to be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. We also make our public filings available free of charge at our Internet web site, located at www.kindercare.com.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
KinderCare Learning Centers, Inc.

        We have audited the accompanying consolidated balance sheets of KinderCare Learning Centers, Inc., and subsidiaries as of May 30, 2003 and May 31, 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years ended May 30, 2003, May 31, 2002 and June 1, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KinderCare Learning Centers, Inc. and subsidiaries as of May 30, 2003 and May 31, 2002, and the results of their operations and their cash flows for each of the years ended May 30, 2003, May 31, 2002 and June 1, 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective June 1, 2002.

/s/ DELOITTE & TOUCHE LLP
Portland, Oregon August 11, 2003

(April 21, 2004 as to Note 17 and the effects of discontinued operations described in Note 2)

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except per share amounts)

	May 31, 2002	May 30, 2003
ASSETS
Current assets:
Cash and cash equivalents	$8,619	$18,066
Receivables, net	31,657	31,493
Prepaid expenses and supplies	9,948	9,423
Deferred income taxes	13,904	14,500
Assets held for sale	5,788	5,560

Total current assets	69,916	79,042
Property and equipment, net	697,638	660,939
Deferred income taxes	8	1,868
Goodwill	42,565	42,565
Other assets	35,324	26,679

	$845,451	$811,093

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	$9,779	$9,304
Accounts payable	9,836	8,888
Current portion of long-term debt	6,237	13,744
Accrued expenses and other liabilities	106,374	109,671

Total current liabilities	132,226	141,607
Long-term debt	526,080	441,336
Noncurrent self-insurance liabilities	15,723	22,771
Deferred income taxes	12,208	3,696
Other noncurrent liabilities	35,945	66,524

Total liabilities	722,182	675,934

Commitments and contingencies (Notes 8 and 14)
Stockholders' equity:
Preferred stock, $.01 par value; authorized 10,000 shares; none outstanding	—	—
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding 19,661 and 19,819 shares, respectively	198	197
Additional paid-in capital	28,107	25,909
Notes receivable from stockholders	(1,426)	(1,085)
Retained earnings	96,882	110,297
Accumulated other comprehensive loss	(492)	(159)

Total stockholders' equity	123,269	135,159

	$845,451	$811,093

See accompanying notes to consolidated financial statements.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Revenues, net	$721,076	$806,746	$838,584

Operating expenses:
Salaries, wages and benefits	394,939	446,548	462,361
Depreciation and amortization	45,315	57,533	57,284
Rent	37,296	46,910	51,770
Provision for doubtful accounts	6,122	7,230	4,954
Other	162,990	174,362	189,801
Restructuring charges (reversals)	(100)	—	—

Total operating expenses	646,562	732,583	766,170

Operating income	74,514	74,163	72,414
Investment income	582	560	420
Interest expense	(48,815)	(44,072)	(41,032)
Loss on minority investment	—	(2,265)	(6,700)

Income before income taxes, discontinued operations and cumulative effect of a change in accounting principle, net	26,281	28,386	25,102
Income tax expense	(10,095)	(11,213)	(9,940)

Income before discontinued operations and cumulative effect of a change in accounting principle, net	16,186	17,173	15,162
Discontinued operations, net of income tax (expense) benefit of ($171), $412 and $1,145, respectively	275	(630)	(1,747)

Income before cumulative effect of a change in accounting principle	16,461	16,543	13,415
Cumulative effect of a change in accounting principle, net of income tax benefit of $484	(790)	—	—

Net income	$15,671	$16,543	$13,415

Basic net income per share:
Income before discontinued operations and cumulative effect of a change in accounting principle, net	$0.85	$0.86	$0.77
Discontinued operations, net of taxes	0.01	(0.03)	(0.09)
Cumulative effect of a change in accounting principle, net of taxes	(0.04)	—	—

Net income	$0.82	$0.83	$0.68

Diluted net income per share:
Income before discontinued operations and cumulative effect of a change in accounting principle, net	$0.84	$0.85	$0.76
Discontinued operations, net of taxes	0.01	(0.03)	(0.09)
Cumulative effect of a change in accounting principle, net of taxes	(0.04)	—	—

Net income	$0.81	$0.82	$0.67

Weighted average common shares outstanding:
Basic	19,073	19,819	19,701
Diluted	19,275	20,111	19,908

See accompanying notes to consolidated financial statements.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(In thousands)

	Common Stock			Notes Receivable From Stockholders		Accumulated Other Comprehensive Loss
			Additional Paid-in Capital		Retained Earnings
	Shares	Amount					Total
Balance at June 2, 2000	18,964	$190	$13,414	$(1,186)	$64,668	$(413)	$76,673
Comprehensive income:
Net income	—	—	—	—	15,671	—	15,671
Cumulative translation adjustment	—	—	—	—	—	(145)	(145)

Total comprehensive income							15,526
Issuance of common stock	882	8	12,074	(264)	—	—	11,818
Repurchase of common stock	(27)	—	(324)	—	—	—	(324)
Proceeds from collection of stockholders' notes receivable	—	—	—	95	—	—	95
Reversal of pre-fresh start contingency	—	—	2,943	—	—	—	2,943

Balance at June 1, 2001	19,819	198	28,107	(1,355)	80,339	(558)	106,731
Comprehensive income:
Net income	—	—	—	—	16,543	—	16,543
Cumulative translation adjustment	—	—	—	—	—	66	66

Total comprehensive income							16,609
Proceeds from collection of stockholders' notes receivable	—	—	—	35	—	—	35
Issuance of stockholders' notes receivable	—	—	—	(106)	—	—	(106)

Balance at May 31, 2002	19,819	198	28,107	(1,426)	96,882	(492)	123,269
Comprehensive income:
Net income	—	—	—	—	13,415	—	13,415
Cumulative translation adjustment	—	—	—	—	—	333	333

Total comprehensive income							13,748
Retirement of common stock	(120)	(1)	(1,645)	—	—	—	(1,646)
Repurchase of common stock	(38)	—	(553)	—	—	—	(553)
Proceeds from collection of stockholders' notes receivable	—	—	—	341	—	—	341

Balance at May 30, 2003	19,661	$197	$25,909	$(1,085)	$110,297	$(159)	$135,159

See accompanying notes to consolidated financial statements.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Cash flows from operating activities:
Net income	$15,671	$16,543	$13,415
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	45,480	55,968	60,172
Amortization of deferred financing costs, goodwill, other intangible assets and deferred gain on sale-leasebacks	4,132	5,941	2,102
Provision for doubtful accounts	6,394	7,499	5,256
Loss on minority investment	—	2,265	6,700
Gain on sales and disposals of property and equipment	(1,125)	(529)	(2,202)
Deferred tax expense (benefit)	(116)	6,431	(10,968)
Changes in operating assets and liabilities:
Increase in receivables	(9,492)	(10,387)	(6,740)
Decrease (increase) in prepaid expenses and supplies	273	(2,113)	526
Decrease (increase) in other assets	3,852	(1,485)	(287)
Increase (decrease) in accounts payable, accrued expenses and other current and noncurrent liabilities	4,747	7,267	10,052
Other, net	(145)	66	333

Net cash provided by operating activities	69,671	87,466	78,359

Cash flows from investing activities:
Purchases of property and equipment	(94,269)	(95,843)	(83,114)
Acquisitions of previously constructed centers	(17,257)	—	—
Acquisition of new subsidiary, net of cash acquired	(15,189)	—	—
Investments accounted for under the cost method	(10,074)	—	—
Issuance of notes receivable	(4,836)	—	(114)
Proceeds from sales of property and equipment	7,948	8,862	94,326
Proceeds from notes receivable	145	26	—

Net cash provided by (used in) investing activities	(133,532)	(86,955)	11,098

Cash flows from financing activities:
Proceeds from long-term borrowings	108,000	57,128	56,000
Payments on long-term borrowings	(44,836)	(51,769)	(133,237)
Deferred financing costs	—	—	(1,242)
Payments on capital leases	(1,647)	(1,288)	(844)
Issuance of common stock	6	(106)	—
Proceeds from collection of stockholders' notes receivable	95	35	341
Repurchases of common stock	(324)	—	(553)
Bank overdrafts	4,779	451	(475)

Net cash provided by (used in) financing activities	66,073	4,451	(80,010)

Increase in cash and cash equivalents	2,212	4,962	9,447
Cash and cash equivalents at the beginning of the period	1,445	3,657	8,619

Cash and cash equivalents at the end of the period	$3,657	$8,619	$18,066

Supplemental cash flow information:
Interest paid	$45,415	$41,360	$36,608
Income taxes paid, net	12,552	11,614	18,985
Non-cash financial activities:
Property and equipment under capital leases	$559	$4,390	$—
Issuance of notes receivable to stockholders	264	106	—
Conversion of stock in a minority investment	—	2,225	—
Retirement of common stock	—	—	1,646

See accompanying notes to consolidated financial statements.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1—Nature of Business

        KinderCare Learning Centers, Inc., referred to as KinderCare, is the leading for-profit provider of early childhood education and care services in the United States. At May 30, 2003, we served approximately 127,000 children and their families at 1,264 child care centers. At our child care centers, educational and care services are provided to infants and children up to twelve years of age. However, the majority of the children we serve are from six weeks to five years old. The total licensed capacity at our centers was approximately 167,000 at May 30, 2003.

        We operate early childhood education and care centers under two brands as follows:

  •
  KinderCare—At May 30, 2003, we operated 1,194 KinderCare centers. The brand was established in 1969 and includes centers in 39 states, as well as two centers located in the United Kingdom.

  •
  Mulberry—We operated 70 Mulberry centers at May 30, 2003, which are located primarily in the northeast region of the United States and southern California. In addition, we had 12 service contracts to operate before- and after-school programs.

        We also partner with companies to provide on- or near-site care to help employers attract and retain employees. Included in the 1,264 centers, at May 30, 2003 are 43 employer-sponsored centers. In addition to our center-based child care operations, we own and operate a distance learning company serving teenagers and young adults. Our subsidiary, KC Distance Learning, Inc., offers an accredited high school program delivered in either online or correspondence format. We have made minority investments in Voyager Expanded Learning, Inc., a developer of educational curricula for elementary and middle schools and a provider of a public school teacher retraining program, and Chancellor Beacon Academies, Inc., an education management company.

        Fiscal Year.    References to fiscal 2001, fiscal 2002 and fiscal 2003 are to the 52 weeks ended June 1, 2001, May 31, 2002 and May 30, 2003, respectively. We utilize a financial reporting schedule comprised of 13 four-week periods and our fiscal year ends on the Friday closest to May 31. The first quarter is comprised of 16 weeks, while the second, third and fourth quarters are each comprised of twelve weeks.

2—Summary of Significant Accounting Policies

        Basis of Presentation.    The consolidated financial statements include the financial statements of KinderCare and our subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

        Reporting for Segments.    We operate in one reportable segment.

        Revenue Recognition.    The recognition of our net revenues meets the following criteria: the existence of an arrangement, the rendering of services, a determinable fee and probable collection. Net revenues include tuition, fees and other income, reduced by discounts. We receive fees for reservation, registration, education and other services. Other income is primarily comprised of supplemental fees from tutorial programs and field trips. Tuition, fees and other income are recognized as the related services are provided. Payments for these types of services may be received in advance of services being rendered, in which case the revenue is deferred and recognized during the appropriate time period, typically a week. Our non-refundable registration and education fees are amortized over the estimated average enrollment period, not to exceed twelve months.

        On June 3, 2000, we implemented Staff Accounting Bulletin No. 101. As a result of that implementation, a non-recurring charge of $0.8 million, net of income tax benefit of $0.5 million, was recorded in the first quarter of fiscal 2001 related to non-refundable registration and education fee revenues that were originally recognized in the fourth quarter of fiscal 2000. This one-time charge was recorded as a cumulative effect of a change in accounting principle.

        Advertising.    Costs incurred to produce media advertising for seasonal campaigns are expensed during the quarter in which the advertising first takes place. Costs related to website development are capitalized or expensed in accordance with Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force ("EITF") Issue No. 00-2, "Accounting for Web Site Development Costs." SOP 98-1 and EITF 00-2 identify the characteristics of internal use software and related costs, and provides guidance on whether the costs should be expensed as incurred or capitalized. Other advertising costs are expensed as incurred. Advertising costs were $12.5 million, $12.1 million and $10.8 million during fiscal 2001, 2002 and 2003, respectively.

        Income Taxes.    Income tax expense is based on pre-tax financial accounting income. Deferred income taxes result primarily from the expected tax consequences of temporary differences between financial and tax reporting. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established.

        Comprehensive Income.    Comprehensive income does not include the reversal of certain contingency accruals as a result of fresh-start reporting related to our emergence from bankruptcy in March 1993. Such contingency accruals represent reserves equal to the tax benefit of pre-bankruptcy income tax net operating loss carryforwards. The tax benefits were reserved due to uncertainty associated with their future realization. As realization of these benefits becomes more likely than not, the reserve is reversed from other liabilities and credited to additional paid-in capital. Up to an additional $9.5 million may be reversed in future periods.

        Stock-Based Compensation.    We measure compensation expense for our stock-based employee compensation plans using the method prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and provide pro forma disclosures of net income and earnings per share as if the method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, had been applied in measuring compensation expense.

        In accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, we have provided the required disclosures below. Had compensation expense for our stock option plans been determined based on the estimated weighted average fair value of the options at the date of grant in accordance with SFAS No. 123, our net income and basic and diluted net income per share would have been as follows, in thousands, except per share data:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Reported net income	$15,671	$16,543	$13,415
Compensation cost for stock option plans	(600)	(509)	(346)

Pro forma net income	$15,071	$16,034	$13,069

Pro forma net income per share:
Basic income per share before discontinued operations and cumulative effect of a change in accounting principle, net	$0.82	$0.84	$0.75
Discontinued operations, net of taxes	0.01	(0.03)	(0.09)
Cumulative effect of a change in accounting principle, net of taxes	(0.04)	—	—

Adjusted net income per share	$0.79	$0.81	$0.66

Diluted income per share before discontinued operations and cumulative effect of a change in accounting principle, net	$0.81	$0.83	$0.74
Discontinued operations, net of taxes	0.01	(0.03)	(0.09)
Cumulative effect of a change in accounting principle, net of taxes	(0.04)	—	—

Adjusted net income, per share	$0.78	$0.80	$0.65

        A summary of the weighted average fair values was as follows:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Weighted average fair value of options granted during the period, using the Black-Scholes option pricing model	$5.07	$5.55	$4.27
Assumptions used to estimate the present value of options at the grant date:
Volatility	34.1%	36.5%	36.2%
Risk-free rate of return	6.2%	4.7%	3.9%
Dividend yield	0.0%	0.0%	0.0%
Number of years to exercise options	7	7	7

        Discontinued Operations.    Effective June 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of business. SFAS No. 144 modifies the accounting and reporting for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions.

        The operating results for the 60 centers closed since fiscal 2002 through March 5, 2004 have been classified as discontinued operations, net of tax, in the consolidated statements of operations for all periods presented. A summary of discontinued operations follows, in thousands:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Revenues, net	$22,321	$22,688	$15,964
Operating expenses	21,870	23,724	18,855

Operating income (loss)	451	(1,036)	(2,891)
Interest expense	(5)	(6)	(1)

Discontinued operations before income taxes	446	(1,042)	(2,892)
Income tax (expense) benefit	(171)	412	1,145

Discontinued operations, net of tax	$275	$(630)	$(1,747)

        Operating expenses included impairment charges of $0.6 million and $2.0 million for fiscal 2002 and 2003, respectively, and gains on closed center sales in the amount of $1.2 million for fiscal 2003. The owned centers that met the criteria of held for sale have been classified as current in the consolidated balance sheets for all periods presented. As a result, property and equipment of $5.8 million and $5.6 million was classified as current assets held for sale at May 31, 2002 and May 30, 2003, respectively.

        Exit or Disposal Activities.    In the second quarter of fiscal 2003, we adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recorded at their fair values when a liability has been incurred, rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 was effective for disposal activities initiated after December 31, 2002. This adoption did not have a material impact on our financial position or results of operations.

        Net Income per Share.    The difference between basic and diluted net income per share was a result of the dilutive effect of options, which are considered potential common shares. A summary of the weighted average common shares was as follows, in thousands:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Basic weighted average common shares outstanding	19,073	19,819	19,701
Dilutive effect of options	202	292	207

Diluted weighted average common shares outstanding	19,275	20,111	19,908

Options excluded from potential shares due to their anti-dilutive effect	395	299	981

        Stock split.    On July 15, 2002, the Board of Directors authorized a 2-for-1 stock split of our $0.01 par value common stock effective August 19, 2002 for stockholders of record on August 9, 2002. All references to the number of common shares and per share amounts within these consolidated financial statements and notes thereto for the fiscal years ended June 1, 2001, May 31, 2002 and May 30, 2003 have been restated to reflect the stock split. Concurrent with the stock split, the number of authorized common shares was increased from 20.0 million to 100.0 million shares.

        Cash and Cash Equivalents.    Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days.

        Accounts receivable.    Our accounts receivable are comprised primarily of tuition due from governmental agencies, parents and employers. Accounts receivable are presented at estimated net realizable value. We use estimates in determining the collectibility of our accounts receivable and must rely on our evaluation of historical experience, specific customer issues, governmental funding levels and current economic trends to arrive at appropriate reserves. Material differences may result in the amount and timing of bad debt expense if actual experience differs significantly from our estimates.

        Property and Equipment.    Property and equipment are stated at cost. Interest and overhead costs incurred in the construction of buildings and leasehold improvements are capitalized. Depreciation on buildings and equipment is provided on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the lease term, including expected lease renewal options where we have the unqualified right to exercise the option and expect to exercise such option.

        Our property and equipment is depreciated using the following estimated useful lives:

Life
Buildings	10 to 40 years
Building renovations	2 to 15 years
Leasehold improvements	2 to 15 years
Computer equipment	3 to 5 years
All other equipment	1 to 10 years

        Asset Impairments.    Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We regularly evaluate long-lived assets for impairment by comparing projected undiscounted cash flows for each asset to the carrying value of such asset. If the projected undiscounted cash flows are less than the asset's carrying value, we record an impairment charge, if necessary, to reduce the carrying value to estimated fair value. During fiscal 2001, 2002 and 2003, impairment charges of $1.0 million, $3.6 million and $3.3 million, respectively, were recorded with respect to certain underperforming and undeveloped centers. The impairment charges are included as a component of depreciation expense from continuing and discontinued operations in the statement of operations.

        Goodwill and Other Intangible Assets.    Effective June 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. As a result, we ceased amortization of goodwill at June 1, 2002. Amortization of goodwill for fiscal 2001 and 2002 was $1.1 million and $2.4 million, pre-tax, respectively. These assets must now be tested at least annually for impairment and written down to their fair market values, if necessary. At June 1, 2002, we had $42.6 million of goodwill recorded on our consolidated balance sheet. We performed a transitional impairment test in the second quarter of fiscal 2003, as required by SFAS No. 142. In addition, we performed our annual impairment test in the fourth quarter of fiscal 2003. Although quoted market prices are the best evidence in determining fair value, we used the value of our stock as determined by the Board of Directors, as it was a more practical measure to perform the transitional impairment test. The fair value of the reporting unit related to the recorded goodwill, as of June 1, 2002 and May 30, 2003, exceeded the carrying value at the same date, hence there was no evidence of impairment.

        If SFAS No. 142 had been adopted in the prior fiscal year, our pro forma net income and net income per share for fiscal 2001 and 2002 would have been as follows, in thousands, except per share amounts:

	Fiscal Year Ended
	June 1, 2001			May 31, 2002
		Net income per share			Net income per share
	Net Income	Basic	Diluted	Net Income	Basic	Diluted
Reported	$15,671	$0.82	$0.81	$16,543	$0.83	$0.82
Goodwill amortization, net of applicable taxes	809	0.04	0.04	2,042	0.10	0.10

Adjusted	$16,480	$0.86	$0.85	$18,585	$0.93	$0.92

        Certain amounts of goodwill amortization were not tax deductible in fiscal 2001 and 2002 and, therefore, are not shown net of tax above. Non-deductible goodwill amortization was $0.3 million and $1.4 million in fiscal 2001 and 2002, respectively.

        Our finite-lived intangibles, which are non-competition agreements, included in other assets in the consolidated balance sheets were as follows, in thousands:

	June 1, 2001	May 31, 2002	May 30, 2003
Original cost	$3,151	$3,151	$3,151
Accumulated amortization	(1,874)	(2,754)	(3,145)

Net book value	$1,277	$397	$6

Amortization expense during the fiscal year	$13	$880	$391

        These intangible assets are amortized on a straight-line basis over their contractual lives that range from three to five years. Amortization of these intangibles will be substantially complete in the second quarter of fiscal year 2004.

        Deferred Financing Costs.    Deferred financing costs are amortized on a straight-line basis over the lives of the related debt facilities. Such method approximates the effective yield method.

        Investments.    Investments, wherein we do not exert significant influence or own over 20% of the investee's stock, are accounted for under the cost method. We measure the fair value of these investments using multiples of comparable companies and discounted cash flow analyses. During the fourth quarters of fiscal 2002 and 2003, we wrote down a minority investment by $2.3 million and $6.7 million, respectively, due to a reduced valuation on the subject company and dilution of our minority investment.

        Self-Insurance Programs.    We are self-insured for certain levels of general liability, workers' compensation, auto, property and employee medical insurance coverage. Estimated costs of these self-insurance programs are accrued at the undiscounted value of projected settlements for known and anticipated claims incurred. A summary of self-insurance liabilities was as follows, in thousands:

	June 1, 2001	May 31, 2002	May 30, 2003
Balance at the beginning of the fiscal year	$29,485	$31,483	$35,473
Expense	23,592	32,634	46,753
Claims paid	(21,594)	(28,644)	(37,095)

Balance at the end of the fiscal year	31,483	35,473	45,131
Less current portion of self-insurance liabilities	15,664	19,750	22,360

Long-term portion of self-insurance liabilities	$15,819	$15,723	$22,771

        Guarantees.    Financial Accounting Standards Board ("FASB") Interpretation ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires expanded disclosures by guarantors in interim and annual financial statements about obligations under certain guarantees. In addition, FIN 45 requires guarantors to recognize, at the inception of a guarantee, a liability for the obligation it has undertaken in issuing the guarantee. The recognition and initial measurement provision was applicable to guarantees issued or modified after December 31, 2002.

        Recently Issued Accounting Pronouncements.    FIN 46, Consolidation of Variable Interest Entities, as amended by FIN 46R, requires consolidation where there is a controlling financial interest in a variable interest entity, previously referred to as a special-purpose entity and certain other entities. The implementation of FIN 46R has been delayed and will be effective during the fourth quarter of fiscal year 2004. We do not anticipate an impact to our consolidated financial statements.

        SFAS No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities, amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. SFAS No. 149 is effective in our first quarter of our fiscal year 2004. We do not anticipate a material impact to our consolidated financial statements.

        SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. SFAS

No. 150 is effective for financial instruments entered into or modified after May 31, 2003. While SFAS No. 150 did not have a material impact on our existing financial instruments, it is reasonably possible that certain equity instruments issued in future periods will include features that require those instruments, or portions of those instruments, to be treated as debt in our consolidated financial statements.

        Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different conditions or if our assumptions change. The most significant estimates underlying the accompanying consolidated financial statements include the timing of revenue recognition, the allowance for doubtful accounts, long-lived and intangible asset valuations and any resulting impairment, the valuation of our investments, the adequacy of our self-insurance obligations and future tax liabilities.

        Reclassifications.    As a result of the 60 centers closed in fiscal 2003 and the forty weeks ended March 5, 2004, we have restated amounts previously reported in our consolidated statements of operations for fiscal years 2001, 2002 and 2003 to reflect the results of discontinued operations separate from continuing operations. We have also restated each of the four quarters of fiscal 2002 and the first three quarters of fiscal 2003 for similar reasons. See "Note 16. Quarterly Results (Unaudited)." In addition, certain other prior period amounts have been reclassified to conform to the current year's presentation.

3—Receivables

Receivables consisted of the following, in thousands:

	May 31, 2002	May 30, 2003
Tuition	$33,996	$34,399
Allowance for doubtful accounts	(6,381)	(4,837)

	27,615	29,562
Other	4,042	1,931

	$31,657	$31,493

4—Prepaid Expenses and Supplies

Prepaid expenses and supplies consisted of the following, in thousands:

	May 31, 2002	May 30, 2003
Inventories	$4,167	$2,946
Prepaid rent	2,211	1,943
Other	3,570	4,534

	$9,948	$9,423

5—Property and Equipment

Property and equipment consisted of the following, in thousands:

	May 31, 2002	May 30, 2003
Land	$164,014	$155,855
Buildings and leasehold improvements	573,623	582,434
Equipment	177,502	182,462
Construction in progress	35,907	22,708

	951,046	943,459
Accumulated depreciation and amortization	(253,408)	(282,520)

	$697,638	$660,939

6—Other Assets

Other assets consisted of the following, in thousands:

	May 31, 2002	May 30, 2003
Minority investments, cost method	$15,757	$10,047
Deferred financing costs	11,405	9,445
Notes receivable	2,548	1,423
Other	5,614	5,764

	$35,324	$26,679

7—Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following, in thousands:

	May 31, 2002	May 30, 2003
Accrued compensation, benefits and related taxes	$30,589	$32,655
Current portion of self-insurance liabilities	19,750	22,360
Deferred revenue	20,032	19,165
Accrued property taxes	8,879	9,161
Accrued interest	8,975	8,060
Accrued income taxes	5,854	6,632
Current portion of capital lease obligations	854	226
Other	11,441	11,412

	$106,374	$109,671

8—Long-Term Debt

Long-term debt consisted of the following, in thousands:

	May 31, 2002	May 30, 2003
Secured:
Borrowings under revolving credit facility, interest rate at:	$175,000	$104,000
• May 31, 2002—adjusted LIBOR plus 1.50% of 3.34% to 3.67%
• May 30, 2003—adjusted LIBOR plus 1.25% of 2.57% and ABR of 4.25%
Term loan facility, interest rate at adjusted LIBOR plus 2.50% of 4.43% and 3.82%, respectively	47,500	47,000
Industrial refunding revenue bonds at variable rates of interest of 2.50% and 1.70%, respectively, supported by letters of credit, maturing calendar 2009	12,598	8,500
Industrial revenue bonds secured by real property with maturities to calendar 2005 at interest rates of 3.33% to 4.55% and 2.98% to 4.55%, respectively	3,846	3,739
Real and personal property mortgages payable in monthly installments maturing through calendar 2005, interest rates of 8.00% to 8.25% and 7.00%, respectively	920	34
Unsecured:
Senior subordinated notes due calendar 2009, interest rate of 9.5%, payable semi-annually	290,000	290,000
Notes payable in monthly installments through calendar 2008, interest rate of 8.00%	2,453	1,807

	532,317	455,080
Less current portion of long-term debt	6,237	13,744

	$526,080	$441,336

        Refinancing.    In July 2003 we refinanced a portion of our debt. We obtained a $125.0 million revolving credit facility, and, as described below in greater detail, one of our subsidiaries obtained a $300.0 million mortgage loan. Proceeds from the mortgage loan were used to pay off the balance on the then existing revolving credit facility, the term loan facility and the synthetic lease facility. We also used a portion of the remaining proceeds to repurchase $37.0 million aggregate principal amount of our 9.5% senior subordinated notes. In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to Be Refinanced, an Amendment of ARB No. 43, Chapter 3A, the $104.0 million balance on our previous revolving credit facility and our annual $0.5 million installment on our term loan were classified as long-term debt at May 30, 2003, since they were refinanced on a long-term basis during our first quarter of fiscal year 2004.

        Mortgage Loan.    The $300.0 million mortgage loan is secured by first mortgages or deeds of trust on 475 of our owned centers located in 33 states. We refer to the mortgage loan as the CMBS Loan and the 475 mortgaged centers as the CMBS Centers. In connection with the CMBS Loan, the CMBS Centers were transferred to a newly formed wholly owned subsidiary of ours, which is the borrower under the CMBS Loan and which is referred to as the CMBS Borrower. Because the CMBS Centers are owned by the CMBS Borrower and subject to the CMBS Loan, recourse to the CMBS Centers by our creditors will be effectively subordinated to recourse by holders of the CMBS Loan.

        The CMBS Loan is nonrecourse to the CMBS Borrower and us, subject to customary recourse provisions, and has a maturity date of July 9, 2008, which may be extended to July 9, 2009, subject to certain conditions. The CMBS Loan bears interest at a per annum rate equal to LIBOR plus 2.25% and requires monthly payments of principal and interest. Principal payments are based on a thirty-year amortization (based on an assumed rate of 6.5%). We have purchased an interest rate cap agreement to protect us from significant changes in LIBOR during the initial three years of the CMBS Loan. Under the cap agreement, which terminates July 9, 2006, LIBOR is capped at 6.50%. We are required to purchase additional interest rate cap agreements capping LIBOR at a rate no higher than 7.00% for the period from July 9, 2006 to the maturity date of the CMBS Loan.

        Each of the centers included in the CMBS Centers is being ground leased by the CMBS Borrower to another wholly owned subsidiary formed in connection with the CMBS Loan, which is referred to as the CMBS Operator, and is being managed by us pursuant to a management agreement with the CMBS Operator. Transactions between the CMBS Borrower and the CMBS Operator are eliminated in consolidation since both the CMBS Borrower and the CMBS Operator are wholly owned subsidiaries.

        Prepayment of the CMBS Loan is prohibited through July 8, 2005, after which prepayment is permitted in whole, subject to a prepayment premium of 3.0% from July 8, 2005 through July 8, 2006, 2.0% from July 9, 2006 through July 8, 2007 and 1.0% from July 9, 2007 through January 8, 2008, with no prepayment penalty thereafter. In addition, after July 9, 2005, the loan may be partially prepaid as follows:

  •
  up to $15.0 million each loan year in connection with releases of mortgaged centers with no prepayment premium, and

  •
  up to $5.0 million each loan year subject to payment of the applicable prepayment premium.

        The CMBS Loan contains a provision that requires the loan servicer to escrow 50% of excess cash flow generated from the CMBS Centers (determined after payment of debt service on the CMBS Loan, certain fees and required reserve amounts) if the net operating income, as defined in the CMBS Loan agreement, of the CMBS Centers declines to $60.0 million, as adjusted to account for released properties. The amount of excess cash flow to be escrowed increases to 100% if the net operating income of the CMBS Centers to $50.0 million, as adjusted. The net operating income of the CMBS Centers for the trailing 52 weeks ended July 1, 2003 was approximately $83.0 million. The maximum amount of excess cash flow that can be escrowed is limited to one year of debt service on the CMBS Loan and one year of the rent due under the ground lease with the CMBS Operator during the term of the CMBS Loan. The escrowed amounts are released if the CMBS Centers generate the necessary minimum net operating income for two consecutive fiscal quarters. The annual debt service on the CMBS Loan is approximately $22.8 million (assuming a 6.50% interest rate). The annual rent under the ground lease is $34.0 million for the term of the CMBS Loan. These excess cash flow provisions could limit the amount of cash made available to us.

        Credit Facility.    Our $125.0 million credit facility is secured by first mortgages or deeds of trusts on 119 of our owned centers and certain other collateral and has a maturity date of July 9, 2008. The revolving credit facility includes borrowing capacity of up to $75.0 million for letters of credit and up to $10.0 million for selected short-term borrowings.

        The credit facility bears interest, at our option, at either of the following rates, which are adjusted in quarterly increments based on our ratio of total consolidated debt to total consolidated EBITDA (EBITDA is defined in the credit facility as net income before interest expense, income taxes, depreciation, amortization, non-recurring charges, non-cash charges, gains and losses on asset sales, restructuring charges or reserves and non-cash gains):

  •
  an adjusted LIBOR rate plus 2.00% to 3.25%.

  •
  an alternative base rate plus 0.75% to 2.00%.

        The credit facility contains customary covenants and provisions that restrict our ability to:

  •
  make certain fundamental changes to our business,

  •
  consummate asset sales,

  •
  declare dividends,

  •
  grant liens,

  •
  incur additional indebtedness, amend the terms of or repay certain indebtedness, and

  •
  make capital expenditures.

        In addition, the credit facility requires us to meet or exceed certain leverage and interest and lease expense coverage ratios.

        The revolving credit facility requires us to pay a commitment fee at a rate ranging from 0.40% to 0.50% on the available commitment. The fee is payable quarterly in arrears. In addition, we are required to pay a letter of credit fee at a rate ranging from 2.00% to 3.25%, minus 0.125%, as well as a fronting fee of 0.125%, in each case on the average daily stated amount of each letter of credit. These fees are also payable quarterly in arrears.

        Series A Through E Industrial Revenue Bonds.    We are obligated to various issuers of industrial revenue bonds, which are referred to as refunded IRBs. Such bonds mature in calendar 2009. The refunded IRBs were issued to provide funds for refunding an equal principal amount of industrial revenue bonds that were used to finance the cost of acquiring, constructing and equipping specific centers. At May 30, 2003, the refunded IRBs bore interest at a variable rate of 1.70%, and each was secured by a letter of credit under the revolving credit facility.

        Other Industrial Revenue Bonds.    We are also obligated to various issuers of other industrial revenue bonds that mature to calendar 2005. The principal amount of such IRBs was used to finance the cost of acquiring, constructing and equipping specific child care centers. The IRBs are secured by these centers. At May 30, 2003, the IRBs bore interest at rates of 2.98% to 4.55%.

        Senior Subordinated Notes.    In fiscal 1997, we issued $300.0 million aggregate principal amount of 9.5% unsecured notes under an indenture between Marine Midland Bank, as trustee, and us. During fiscal 2000, we acquired $10.0 million aggregate principal amount of our 9.5% senior subordinated debt at an aggregate price of $9.6 million. This transaction resulted in a write-off of deferred financing costs of $0.3 million and a gain of approximately $0.1 million.

        During the fourth quarter of fiscal 2003, we committed to acquire $11.0 million aggregate principal amount of our 9.5% senior subordinated notes at an aggregate price of $11.1 million, which included a loss of $0.1 million. In addition, this transaction resulted in the write-off of deferred financing costs of $0.2 million. The $0.3 million of costs related to the loss and the write-off of the deferred financing costs associated with the repurchase were included in interest expense in fiscal 2003. The $11.4 million aggregate purchase, which included $0.3 million of accrued interest, was completed in June 2003.

        During fiscal year 2004, we have acquired an additional $41.0 million aggregate principal amount of our 9.5% senior subordinated notes at an aggregate price of $41.8 million, resulting in the write-off of deferred financing costs of $0.9 million and a loss of approximately $0.8 million that will be recognized during fiscal year 2004. We used $37.0 million of proceeds from our debt refinancing and $4.0 million of cash flow from operations to repurchase the 9.5% senior subordinated notes. We will continue to repurchase aggregate principal amounts of our 9.5% senior subordinated notes using cash flow from operations and proceeds under our sale-leaseback program as long as the market supports such transactions.

        The 9.5% senior subordinated notes are due February 15, 2009 and are general unsecured obligations, ranked behind all existing and future indebtedness that is not expressly ranked behind, or made equal with, the notes. The 9.5% senior subordinated notes bear interest at a rate of 9.5% senior subordinated per year, payable semi-annually on February 15 and August 15 of each year. The 9.5% senior subordinated notes may be redeemed at any time, in whole or in part, on or after February 15, 2002 at a redemption price equal to 104.75% of the principal amount of the notes in the first year and declining yearly to par at February 15, 2005, plus accrued and unpaid interest, if any, to the date of redemption.

        Upon the occurrence of a change of control, we will be required to make an offer to repurchase all notes properly tendered at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

        The indenture governing the notes contains covenants that limit our ability to:

  •
  incur additional indebtedness or liens,

  •
  incur or repay other indebtedness,

  •
  pay dividends or make other distributions,

  •
  repurchase equity interests,

  •
  consummate asset sales,

  •
  enter into transaction with affiliates,

  •
  merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets, and

  •
  enter into guarantees of indebtedness.

        Principal Payments.    At May 30, 2003, the aggregate minimum annual maturities of long-term debt for the five fiscal years subsequent to May 30, 2003 were as follows, in thousands:

Fiscal Year:
2004	$13,744
2005	6,297
2006	2,810
2007	2,815
2008	178,838
Thereafter	250,576

$455,080

        In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to Be Refinanced, an Amendment of ARB No. 43, Chapter 3A, the $104.0 million balances on our previous revolving credit facility and the current portion of our $47.0 million term loan facility were classified as long-term debt in our consolidated balance sheet at May 30, 2003 since those current obligations were refinanced on a long-term basis subsequent to May 30, 2003. Both are reflected above in accordance with the payment schedule required as a result of the refinancing.

9—Restructuring Charges (Reversals)

During the fourth quarter of fiscal 1999, the Board of Directors authorized a provision of $4.0 million for the planned early termination of certain center operating leases. The provision included an estimate of discounted future lease payments and anticipated incremental costs related to closure of the centers. A total of 61 underperforming leased centers were closed: 25 in fiscal 2000 and 36 in fiscal year 2001.

        By June 1, 2001 we had paid and/or entered into contractual commitments to pay $3.9 million of lease termination and closure costs for such closed centers. During the fourth quarter of fiscal 2001, the remaining reserve of $0.1 million was reversed.

        A summary of the lease termination reserve was as follows, in thousands:

Balance at June 2, 2000	$2,946
Payments with respect to the closed centers	(2,176)
Contractual commitments with respect to the closed centers	(670)
Reversal of remaining reserve	(100)

Balance at June 1, 2001	$—

        A summary of the aggregate financial operating performance of the 61 closed centers was as follows, in thousands:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Net revenues	$2,131	$—	$—
Operating losses	951	191	63

10.—Income Taxes

        The provision for income taxes attributable to income before income taxes and cumulative effect of a change in accounting principle consisted of the following, in thousands:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Current:
Federal	$7,025	$3,042	$14,683
State	3,403	1,388	4,975
Foreign	(46)	(60)	105

	10,382	4,370	19,763

Deferred:
Federal	152	5,868	(8,003)
State	23	753	(1,048)
Foreign	(291)	(190)	(1,917)

	(116)	6,431	(10,968)

Income tax expense, net of discontinued operations	10,266	10,801	8,795
Income tax (expense) benefit related to discontinued operations	(171)	412	1,145

Income tax expense	$10,095	$11,213	$9,940

A reconciliation between the statutory federal income tax rate and the effective income tax rates on income before income taxes and cumulative effect of a change in accounting principle was as follows, in thousands:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Expected tax provision at the federal rate of 35%	$9,080	$9,565	$7,781
State income taxes, net of federal tax benefit	1,258	1,330	1,080
Goodwill and other non-deductible expenses	272	678	401
Tax credits, net of valuation adjustment	(1,050)	(780)	(780)
Other, net	706	8	313

	$10,266	$10,801	$8,795

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities were summarized as follows, in thousands:

	May 31, 2002	May 30, 2003
Deferred tax assets:
Deferred gains and deferred revenue	$—	$14,618
Self-insurance reserves	11,693	14,118
Compensation payments	4,668	5,132
Tax credits	7,214	3,317
Net operating loss carryforwards	1,987	2,282
Property and equipment, basis differences	226	1,118
Other	5,302	7,663

Total gross deferred tax assets	31,090	48,248
Less valuation allowance	(5,211)	(5,336)

Net deferred tax assets	25,879	42,912

Deferred tax liabilities:
Property and equipment, basis differences	(14,707)	(20,031)
Property and equipment, basis differences of foreign subsidiaries	(5,716)	(5,059)
Stock basis of foreign subsidiary	(3,622)	(3,621)
Goodwill	—	(1,500)
Other	(130)	(29)

Total gross deferred tax liabilities	(24,175)	(30,240)

Financial statement net deferred tax assets	$1,704	$12,672

The valuation allowance increased by $0.1 million during fiscal 2003 due to the creation of foreign net operating loss carryforwards, of which the eventual utilization are in doubt. Deferred tax assets, net of valuation allowances, have been recognized to the extent that their realization is more likely than not. However, the amount of the deferred tax assets considered realizable could be adjusted in the future as estimates of taxable income or the timing thereof are revised. If we are unable to generate sufficient taxable income in the future through operating results, increases in the valuation allowance may be required through an increase to tax expense in future periods. Conversely, if we recognize taxable income of a suitable nature and in the appropriate periods, the valuation allowance will be reduced through a decrease in tax expense in future periods.

At May 30, 2003, we had $2.5 million of net operating losses available for carryforward that expire over various dates through fiscal year 2010. Utilization of the net operating losses is subject to an annual limitation. We have tax credits available for carryforward for federal income tax purposes of $3.2 million, which are available to offset future federal income taxes through fiscal year 2023.

11—Benefit Plans

        Stock Purchase and Option Plans.    During fiscal 1997, the Board of Directors adopted and, during fiscal 1998, the stockholders approved the 1997 Stock Purchase and Option Plan for Key Employees of KinderCare Learning Centers, Inc. and Subsidiaries, referred to as the 1997 Plan. The 1997 Plan authorizes grants of stock or stock options covering 5,000,000 shares of our common stock. Grants or awards under the 1997 Plan may take the form of purchased stock, restricted stock, incentive or nonqualified stock options or other types of rights specified in the 1997 Plan.

During fiscal 2003, the Board of Directors adopted and the stockholders approved the 2002 Stock Purchase and Option Plan for Key California Employees of KinderCare Learning Centers, Inc. and Subsidiaries, referred to as the California Stock Plan. The California Stock Plan authorizes 100,000 shares of our common stock as available for grants. The California Stock Plan is substantially similar to the 1997 plan, except for modifications required by California law.

During fiscal 2001, certain officers purchased 22,024 shares of restricted common stock in aggregate, respectively, under the terms of the 1997 Plan. No shares were purchased in fiscal 2002 or 2003. All of the officers, with the exception of the CEO, have executed term notes in order to purchase restricted stock. The term notes mature from calendar 2005 to 2011 and bear interest at rates ranging from 2.69% to 4.44% per annum, payable semi-annually on June 30 and December 31. At May 30, 2003, the term notes totaled $1.1 million and are reflected as a component of stockholders' equity.

Grants or awards under the 1997 Plan and the California Plan are made at fair market value as determined by the Board of Directors. Options granted during fiscal 2001, 2002 and 2003 have exercise prices ranging from $12.21 to $14.67 per share. At May 30, 2003, options outstanding had exercise prices ranging from $9.50 to $14.67. A summary of outstanding options for the 1997 Plan and the California Plan was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at June 2, 2000	1,669,684	$9.87
Granted	194,060	12.26
Canceled	(91,366)	9.95

Outstanding at June 1, 2001	1,772,378	10.12
Granted	125,000	13.66
Canceled	(35,000)	12.14

Outstanding at May 31, 2002	1,862,378	10.32
Granted	583,000	14.52
Canceled	(151,742)	11.77

Outstanding at May 30, 2003	2,293,636	$11.29

The stock options granted were non-qualified options that vest 20% per year over a five-year period. Options outstanding at May 30, 2003 had the following characteristics:

	1997 Plan	California Plan
Exercisable options	1,460,860	1,000
Weighted average exercise price	$9.89	$13.61
Remaining average contractual life, in years	5.8	8.4

        Additional information regarding options outstanding at May 30, 2003 is as follows:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Outstanding at May 30, 2003	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at May 30, 2003	Weighted Average Exercise Price
$9.50 to $9.97	1,256,726	3.8	$9.51	1,230,326	$9.51
$10.17 to $11.92	205,850	6.6	11.40	126,510	11.37
$12.21 to $12.26	165,060	7.3	12.25	82,024	12.24
$13.53 to $13.61	100,000	8.1	13.60	22,000	13.60
$14.15 to $14.67	566,000	9.2	14.52	1,000	14.15

	2,293,636	5.8	$11.29	1,461,860	$9.89

There were 2,213,362 shares and 93,000 shares available for issuance under the 1997 Plan and the California Plan at May 30, 2003, respectively.

We have adopted the disclosure only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for stock options granted with an exercise price equal to or less than the fair value of the underlying stock on the date of grant. Please see "Note 2. Summary of Significant Accounting Policies, Stock-Based Compensation" for our pro forma disclosures of net income and earnings per share had compensation cost been recognized for our stock options.

        Savings and Investment Plan.    The Board of Directors adopted the KinderCare Learning Centers, Inc. Savings and Investment Plan, referred to as the Savings Plan, effective January 1, 1990 and approved the restatement of the Savings Plan effective July 1, 1998. Effective June 10, 2003, the Board approved the adoption of a new plan document. All employees, other than highly compensated employees, over the age of 21 are eligible to participate in the Savings Plan on entry dates of April 1 and October 1, whichever most closely follows the employee's date of hire. Participants may contribute to the Savings Plan, in increments of 1%, up to 100% of their pay or a dollar amount fixed by law. We match participants' contributions under a formula that provides up to 1% of pay for some employees and up to 4% of pay for others. During fiscal years 2001, 2002 and 2003, we contributed $0.4 million, $0.3 million and $0.4 million, respectively, in matching to the Savings Plan.

        Nonqualified Deferred Compensation Plan.    The Board of Directors adopted the KinderCare Learning Centers, Inc. Nonqualified Deferred Compensation Plan, effective August 1, 1996 and approved a restatement of the plan effective January 1, 1999. Under the Nonqualified Deferred Compensation Plan, certain highly compensated or key management employees are provided the opportunity to defer receipt and income taxation of such employees' compensation. We have matched participants' contributions up to 1% of compensation on a discretionary basis. During each of fiscal years 2001, 2002 and 2003 we contributed $0.1 million to the Nonqualified Deferred Compensation Plan.

        Directors' Deferred Compensation Plan.    On May 27, 1998, the Board of Directors adopted the KinderCare Learning Centers, Inc. Directors' Deferred Compensation Plan. Under this plan, non-employee members of the Board of Directors may elect to defer receipt and income taxation of all or a portion of their annual retainer. Any amounts deferred under the Directors' Deferred

Compensation Plan are credited to a phantom stock account. The number of shares of phantom stock credited to the director's account will be determined based on the amount of deferred compensation divided by the then fair value per share, as defined in the Directors' Deferred Compensation Plan, of our common stock.

Distributions from the Directors' Deferred Compensation Plan are made in cash and reflect the value per share of the common stock at the time of distribution multiplied by the number of phantom shares credited to the director's account. Distributions from the Directors' Deferred Compensation Plan occur upon the earlier of (1) the first day of the year following the director's retirement or separation from the Board or (2) termination of the Directors' Deferred Compensation Plan.

12—Disclosures About Fair Value of Financial Instruments

Fair value estimates, methods and assumptions are set forth below for our financial instruments at May 31, 2002 and May 30, 2003.

        Cash and cash equivalents, receivables, investments and current liabilities.    Fair value approximates the carrying value of cash and cash equivalents, receivables and current liabilities as reflected in the consolidated balance sheets at May 31, 2002 and May 30, 2003 because of the short-term maturity of these instruments. Our minority investments, accounted for under the cost method, are recorded at cost or net realizable value, which approximate fair value.

        Long-term debt.    At May 31, 2002, the estimated fair value approximated the $290.0 million book value of the 9.5% senior subordinated notes. Based on recent market activity, the estimated fair value of our $290.0 million of 9.5% senior subordinated notes was $293.1 million at May 30, 2003. The carrying values for our remaining long-term debt of $242.3 and $165.1 million at May 31, 2002 and May 30, 2003, respectively, approximated market value based on current rates.

13—Acquisitions

In April 2001, we acquired Mulberry Child Care Centers, Inc., referred to as Mulberry, an early childhood education and care company based in Dedham, Massachusetts. We acquired 100% of Mulberry's stock in exchange for 860,000 shares of our common stock valued at $11.8 million. In connection with the transaction, we paid $13.1 million to the sellers and assumed $3.3 million of Mulberry's debt. In August 2002, 119,838 of the 860,000 shares were returned to us, which included 99,152 shares that were released from an indemnity escrow and 20,686 shares that were repurchased from certain former shareholders of Mulberry. All 119,838 shares have been canceled. Our subsidiary, KC Distance Learning, Inc., acquired NLKK, Inc., referred to as NLKK, a distance learning company based in Bloomsburg, Pennsylvania in June 2000. NLKK was purchased for $15.1 million in cash. See "Consolidated Statements of Cash Flows."

Both acquisitions were accounted for under the purchase method. The results of operations for Mulberry and NLKK for the periods subsequent to the acquisitions were included in our results of operations for all periods presented. The purchase price for both transactions was allocated to the assets and liabilities of the respective companies based on their estimated fair values. Goodwill from the purchase of Mulberry totaled $26.4 million and from NLKK totaled $15.2 million. The net book value of goodwill related to these acquisitions was $38.6 million at June 1, 2001 and $40.0 million at May 31, 2002 and May 30, 2003.

14—Commitments and Contingencies

We conduct a portion of our operations from leased or subleased day care centers. At May 30, 2003, we leased 529 operating centers under various lease agreements that average twenty year terms. Most leases contain standard renewal clauses. A majority of the leases contain standard covenants and restrictions, all of which we were in compliance with at May 30, 2003. A majority of the leases are classified as operating leases for financial reporting purposes. We have 15 center leases that were classified as capital leases, as well as certain equipment capital leases.

During the fourth quarter of fiscal year 2002, we began selling centers to individual real estate investors and then leasing them back. The resulting leases have been classified as operating leases. We will continue to manage the operations of any centers that are sold in such transactions. The sales are summarized as follows, in thousands:

	Fiscal Year Ended
	June 1, 2001	May 31, 2002	May 30, 2003
Number of centers	—	5	41
Net proceeds from completed sales	$—	$9,180	$88,783
Deferred gains	—	2,600	32,507

The deferred gains are amortized on a straight-line basis typically over a period of 15 years.

Each vehicle in our fleet is leased pursuant to the terms of a twelve-month non-cancelable master lease which may be renewed on a month-to-month basis after the initial twelve-month lease period. Payments under the vehicle leases vary with the number, type, model and age of the vehicles leased. The vehicle leases require that we guarantee specified residual values upon cancellation. At May 30, 2003, our residual guarantee was $5.7 million. In most cases, we expect that substantially all of the leases will be renewed or replaced by other leases as part of the normal course of business. All such leases are classified as operating leases. Expenses incurred in connection with the fleet vehicle leases were $11.7 million, $9.8 million and $9.2 million for fiscal 2001, 2002 and 2003, respectively.

Following is a schedule of future minimum lease payments under capital and operating leases, that have initial or remaining non-cancelable lease terms in excess of one year at May 30, 2003, in thousands:

	Capitalized Leases	Operating Leases
Fiscal Year:
2004	$2,535	$47,727
2005	2,240	41,412
2006	2,279	38,520
2007	2,396	34,866
2008	2,415	31,709
Subsequent years	18,221	224,260

	30,086	$418,494

Less amounts representing interest	14,190

Present value of minimum capitalized lease payments at May 30, 2003	$15,896

In July 2003 we completed a refinancing of a portion of our debt, which included terminating the $97.9 million synthetic lease facility. See "Note 8. Long-Term Debt."

The present value of the future minimum lease payments for leases classified as capital leases were as follows, in thousands:

	May 31, 2002	May 30, 2003
Present value of minimum capitalized lease payments	$16,740	$15,896
Less current portion of capitalized lease obligations	854	769

Long-term capitalized lease obligations	$15,896	$15,127

The net book value of property and equipment recorded under capital leases was as follows, in thousands:

	May 31, 2002	May 30, 2003
Buildings under capital leases	$16,573	$16,595
Equipment under capital leases	5,308	5,203

	21,881	21,798
Accumulated depreciation	(6,731)	(8,801)

Net book value of property and equipment under capital leases	$15,150	$12,997

In fiscal year 2000, we entered into a $100.0 million synthetic lease facility under which a syndicate of lenders financed the construction of new centers for lease to us for a three to five year period. A total of 44 centers were constructed for $97.9 million. As noted above, the synthetic lease facility was terminated in July 2003 as part of our refinancing. The 44 centers are now owned by us and the assets will be reflected in our fiscal year 2004 consolidated financial statements.

We are presently, and are from time to time, subject to claims and litigation arising in the ordinary course of business. We believe that none of the claims or litigation of which we are aware will materially affect our consolidated financial statements, although assurance cannot be given with respect to the ultimate outcome of any such actions.

15—Subsequent Event

In July 2003 we refinanced a portion of our debt. We obtained a $300.0 million mortgage loan, as well as a new $125.0 million revolving credit facility. See "Note 8. Long-Term Debt" for a more detailed discussion of the mortgage loan and revolving credit facility.

16—Quarterly Results (Unaudited)

A summary of results of operations for fiscal 2002 and fiscal 2003 was as follows, in thousands, except per share data. The first quarter of each fiscal year is comprised of 16 weeks and the second, third and fourth quarters are each comprised of twelve weeks. The quarterly results for fiscal 2002 and fiscal 2003 were restated to exclude the operating results of 60 centers closed in fiscal 2003 and the forty weeks ended March 5, 2004. The operating results for these centers were classified as discontinued operations.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (a)
Fiscal Year ended May 31, 2002
Revenues, net	$241,372	$186,910	$182,608	$195,856
Operating income	11,509	19,497	21,533	21,624
Net income (loss)	(1,770)	5,453	7,148	5,712
Net income (loss) per share:
Basic net income (loss) per share	$(0.09)	$0.27	$0.36	$0.29
Diluted net income (loss) per share	(0.09)	0.27	0.35	0.29
Fiscal Year ended May 30, 2003
Revenues, net	$251,437	$193,468	$190,192	$203,488
Operating income	14,187	15,987	18,961	23,278
Net income	457	4,300	5,298	3,360
Net income per share:
Basic net income per share	$0.02	$0.22	$0.27	$0.17
Diluted net income per share	0.02	0.22	0.27	0.17

(a)
Net income during the fourth quarter of fiscal 2003 and fiscal 2002 included a loss on minority investment of $4.0 million and $1.4 million, net of taxes, respectively.

17—Non-Guarantor Subsidiaries Financial Statements

The notes will be jointly and severally guaranteed by certain of KinderCare's subsidiaries. The following table sets forth the condensed consolidating financial statements of the issuer, guarantor subsidiaries and non-guarantor subsidiaries at May 31, 2002 and May 30, 2003 in the case of the balance sheet and for the fiscal years ended June 1, 2001, May 31, 2002 and May 30, 2003 in the case of the statement of operations and comprehensive income and the statement of cash flows.

        Consolidating condensed statement of operations and comprehensive income for the fiscal year ended June 1, 2001, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues, net	$706,507	$39,494	$3,768	$(28,693)	$721,076
Operating expenses:
Salaries, wages and benefits	387,530	6,519	890	—	394,939
Depreciation and amortization	36,976	7,692	647	—	45,315
Rent	64,541	1,432	16	(28,693)	37,296
Other	156,976	3,607	510	8,019	169,112
Restructuring charges (reversals)	(100)	—	—	—	(100)

Operating income	60,584	20,244	1,705	(8,019)	74,514
Investment income	573	476	587	(1,054)	582
Interest expense	(35,424)	(14,445)		1,054	(48,815)
Loss on minority investment	—	—	—	—	—

Income before income taxes, discontinued operations and cumulative effect of a change in accounting principle, net	25,733	6,275	2,292	(8,019)	26,281
Income tax expense	(9,490)	294	(899)	—	(10,095)
Discontinued operations, net of tax	218	57	—	—	275
Cumulative effect of a change in accounting principal, net of taxes	(790)	—	—	—	(790)

Net income	15,671	6,626	1,393	(8,019)	15,671
Cumulative translation adjustment	(558)	—	413	—	(145)

Comprehensive income	$15,113	$6,626	$1,806	$(8,019)	$15,526

        Consolidating condensed statement of cash flows for the fiscal year ended June 1, 2001, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$59,746	$9,776	$149	$—	$69,671

Cash flows from investing activities:
Purchases of property and equipment	(85,977)	(8,239)	(53)	—	(94,269)
Acquisitions of previously constructed centers	(17,257)	—	—	—	(17,257)
Acquisition of new subsidiary, net of cash acquired	(15,189)	—	—	—	(15,189)
Investments accounted for under the cost method	(10,074)	—	—	—	(10,074)
Issuance of notes receivable	(4,796)	(40)	—	—	(4,836)
Proceeds from sales of property and equipment	7,755	87	106	—	7,948
Proceeds from notes receivable	145	—	—	—	145

Net cash used by investing activities	(125,393)	(8,192)	53	—	(133,532)

Cash flows from financing activities:
Proceeds from long-term borrowings	108,000	—	—	—	108,000
Payments on long-term borrowings	(43,630)	(1,206)	—	—	(44,836)
Payments on capital leases	(1,647)	—	—	—	(1,647)
Issuance of common stock	6	—	—	—	6
Proceeds from collection of stockholders' notes receivable	95	—	—	—	95
Repurchases of common stock	(324)	—	—	—	(324)
Bank overdrafts	4,779	—	—	—	4,779

Net cash provided by (used in) financing activities	67,279	(1,206)	—	—	66,073

Increase in cash and cash equivalents	1,632	378	202	—	2,212
Cash and cash equivalents at the beginning of the period	1,286	—	159	—	1,445

Cash and cash equivalents at the end of the period	$2,918	$378	$361	$—	$3,657

        Consolidating condensed balance sheet at May 31, 2002, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current Assets:
Cash and cash equivalents	$7,649	$400	$570	$—	$8,619
Receivables, net	27,845	3,739	73	—	31,657
Other current assets	183,939	12,075	7,959	(174,333)	29,640

Total current assets	219,433	16,214	8,602	(174,333)	69,916
Property and equipment, net	509,147	169,927	18,564	—	697,638
Deferred income taxes	8	—	—	—	8
Goodwill	3,944	38,621	—	—	42,565
Other assets	111,101	1,303	112	(77,192)	35,324

	$843,633	$226,065	$27,278	$(251,525)	$845,451

Liabilities and Stockholders' Equity
Current liabilities:
Bank overdrafts	$9,779	$—	$—	$—	$9,779
Accounts payable	9,654	174	8	—	9,836
Other current liabilities	123,409	162,498	1,037	(174,333)	112,611

Total current liabilities	142,842	162,672	1,045	(174,333)	132,226
Long-term debt	524,240	1,840	—	—	526,080
Other noncurrent liabilities	53,160	5,145	5,571	—	63,876

Total liabilities	720,242	169,657	6,616	(174,333)	722,182

Stockholders' equity:
Common Stock	198	25,454	—	(25,454)	198
Additional paid-in capital	28,107	3,344	3,792	(7,136)	28,107
Notes receivable from stockholders	(1,426)	—	—	—	(1,426)
Retained earnings	96,882	27,610	16,992	(44,602)	96,882
Accumulated and other comprehensive loss	(370)	—	(122)	—	(492)

Total stockholders' equity	123,391	56,408	20,662	(77,192)	123,269

	$843,633	$226,065	$27,278	$(251,525)	$845,451

        Consolidating condensed statement of operations and comprehensive income for the fiscal year ended May 31, 2002, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues, net	$741,373	$86,276	$3,606	$(24,509)	$806,746
Operating expenses:
Salaries, wages and benefits	409,429	36,262	857	—	446,548
Depreciation and amortization	45,549	11,349	635	—	57,533
Rent	61,126	10,268	25	(24,509)	46,910
Other	164,748	14,289	519	2,036	181,592

Operating income	60,521	14,108	1,570	(2,036)	74,163
Investment income	539	771	820	(1,570)	560
Interest expense	(31,181)	(14,461)	—	1,570	(44,072)
Loss on minority investment	(2,265)	—	—	—	(2,265)

Income before income taxes and discontinued operations	27,614	418	2,390	(2,036)	28,386
Income tax expense	(10,241)	(21)	(951)	—	(11,213)
Discontinued operations, net of tax	(830)	200	—	—	(630)

Net income	16,543	597	1,439	(2,036)	16,543
Cumulative translation adjustment	(164)	—	230	—	66

Comprehensive income	$16,379	$597	$1,669	$(2,036)	$16,609

Consolidating condensed statement of cash flows for the fiscal year ended May 31, 2002, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$82,242	$5,706	$(482)	$—	$87,466

Cash flows from investing activities:
Purchases of property and equipment	(91,978)	(3,850)	(15)	—	(95,843)
Proceeds from sales of property and equipment	7,930	226	706	—	8,862
Proceeds from notes receivable	(14)	40	—	—	26

Net cash used by investing activities	(84,062)	(3,584)	691	—	(86,955)

Cash flows from financing activities:
Proceeds from long-term borrowings	57,128	—	—	—	57,128
Payments on long-term borrowings	(49,688)	(2,081)	—	—	(51,769)
Payments on capital leases	(1,269)	(19)	—	—	(1,288)
Issuance of common stock	(106)	—	—	—	(106)
Proceeds from collection of stockholders' notes receivable	35	—	—	—	35
Bank overdrafts	451	—	—	—	451

Net cash provided by (used in) financing activities	6,551	(2,100)	—	—	4,451

Increase in cash and cash equivalents	4,731	22	209	—	4,962
Cash and cash equivalents at the beginning of the period	2,918	378	361	—	3,657

Cash and cash equivalents at the end of the period	$7,649	$400	$570	$—	$8,619

        Consolidating condensed balance sheet at May 30, 2003, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$16,007	$1,320	$739	$—	$18,066
Receivables, net	29,394	2,025	74	—	31,493
Other current assets	100,791	15,657	12,445	(99,410)	29,483

Total current assets	146,192	19,002	13,258	(99,410)	79,042
Property and equipment, net	526,793	116,492	17,654	—	660,939
Deferred income taxes	1,868	—	—	—	1,868
Goodwill	3,944	38,621	—	—	42,565
Other assets	110,106	886	672	(84,985)	26,679

	$788,903	$175,001	$31,584	$(184,395)	$811,093

Liabilities and Stockholders' Equity
Current liabilities:
Bank overdrafts	$9,090	$214	$—	$—	$9,304
Accounts payable	8,743	181	(36)	—	8,888
Other current liabilities	140,500	78,668	3,657	(99,410)	123,415

Total current liabilities	158,333	79,063	3,621	(99,410)	141,607
Long-term debt	440,032	1,304	—	—	441,336
Other noncurrent liabilities	56,146	31,819	5,026	—	92,991

Total liabilities	654,511	112,186	8,647	(99,410)	675,934
Stockholders equity:
Common stock	197	25,454	—	(25,454)	197
Additional paid-in capital	25,909	3,344	3,792	(7,136)	25,909
Notes receivable from stockholders	(1,085)	—	—	—	(1,085)
Retained earnings	110,297	34,017	18,378	(52,395)	110,297
Accumulated and other comprehensive loss	(926)	—	767	—	(159)

Total stockholders' equity	134,392	62,815	22,937	(84,985)	135,159

	$788,903	$175,001	$31,584	$(184,395)	$811,093

        Consolidating condensed statement of operations and comprehensive income for the fiscal year ended May 30, 2003, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues, net	$768,019	$87,855	$3,574	$(20,864)	$838,584
Operating expenses:
Salaries, wages and benefits	425,412	36,052	897	—	462,361
Depreciation and amortization	48,038	8,410	836	—	57,284
Rent	63,725	8,956	(47)	(20,864)	51,770
Other	171,264	15,844	(145)	7,792	194,755

Operating income	59,580	18,593	2,033	(7,792)	72,414
Investment income	419	1,093	1,023	(2,115)	420
Interest expense	(32,622)	(10,525)	—	2,115	(41,032)
Loss on minority investment	(6,700)	—	—	—	(6,700)

Income before income taxes and discontinued operations	20,677	9,161	3,056	(7,792)	25,102
Income tax expense	(5,588)	(2,682)	(1,670)	—	(9,940)
Discontinued operations, net of tax	(1,675)	(72)	—	—	(1,747)

Net income	13,414	6,407	1,386	(7,792)	13,415
Cumulative translation adjustment	(556)	—	889	—	333

Comprehensive income	$12,858	$6,407	$2,275	$(7,792)	$13,748

        Consolidating condensed statement of cash flows for the fiscal year ended May 30, 2003, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$121,743	$(42,906)	$(478)	$—	$78,359

Cash flows from investing activities:
Purchases of property and equipment	(79,569)	(3,533)	(12)	—	(83,114)
Issuance of notes receivable	(114)	—	—	—	(114)
Proceeds from sales of property and equipment	44,830	48,837	659	—	94,326

Net cash provided by (used in) investing activities	(34,853)	45,304	647	—	11,098

Cash flows from financing activities:
Proceeds from long-term borrowings	56,000	—	—	—	56,000
Payments on long-term borrowings	(131,703)	(1,534)	—	—	(133,237)
Deferred financing costs	(1,242)	—	—	—	(1,242)
Payments on capital leases	(686)	(158)	—	—	(844)
Proceeds from collection of stockholders' notes receivable	341	—	—	—	341
Repurchases of common stock	(553)	—	—	—	(553)
Bank overdrafts	(689)	214	—	—	(475)

Net cash used by financing activities	(78,532)	(1,478)	—	—	(80,010)

Increase in cash and cash equivalents	8,358	920	169	—	9,447
Cash and cash equivalents at the beginning of the period	7,649	400	570	—	8,619

Cash and cash equivalents at the end of the period	$16,007	$1,320	$739	$—	$18,066

	May 30, 2003	March 5, 2004
Assets
Current assets:
Cash and cash equivalents	$18,066	$34,557
Receivables, net	31,493	30,091
Prepaid expenses and supplies	9,423	8,175
Deferred income taxes	14,500	11,063
Assets held for sale	5,560	4,238

Total current assets	79,042	88,124
Property and equipment, net	660,939	716,887
Deferred income taxes	1,868	15,771
Goodwill	42,565	42,565
Deferred financing costs	9,445	19,982
Other assets	17,234	22,261

	$811,093	$905,590

Liabilities and Stockholders' Equity
Current liabilities:
Bank overdrafts	$9,304	$6,644
Accounts payable	8,888	7,496
Current portion of long-term debt	13,744	7,580
Accrued expenses and other liabilities	109,671	109,441

Total current liabilities	141,607	131,161
Long-term debt	441,336	509,490
Noncurrent self-insurance liabilities	22,771	32,417
Deferred income taxes	3,696	5,059
Other noncurrent liabilities	66,524	85,284

Total liabilities	675,934	763,411

Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value; authorized 10,000 shares; none outstanding	—	—
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding 19,722 and 19,661, respectively	197	197
Additional paid-in capital	25,909	26,800
Notes receivable from stockholders	(1,085)	(1,933)
Retained earnings	110,297	116,686
Accumulated other comprehensive income (loss)	(159)	429

Total stockholders' equity	135,159	142,179

	$811,093	$905,590

See accompanying notes to unaudited consolidated financial statements.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(In thousands, except per share amounts)
(Unaudited)

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Revenues, net	$635,097	$649,105

Operating expenses:
Salaries, wages and benefits	355,346	358,880
Depreciation and amortization	42,997	46,153
Rent	39,514	41,709
Provision for doubtful accounts	4,631	4,639
Other	142,811	148,532

Total operating expenses	585,299	599,913

Operating income	49,798	49,192
Investment income	215	712
Interest expense	(31,791)	(31,563)
Loss on the early extinguishment of debt	—	(5,209)

Income before income taxes and discontinued operations	18,222	13,132
Income tax expense	(7,215)	(5,605)

Income before discontinued operations	11,007	7,527
Discontinued operations, net of income tax benefit of $623 and $848, respectively	(952)	(1,138)

Net income	$10,055	$6,389

Basic and diluted net income per share:
Income before discontinued operations	0.56	0.38
Discontinued operations, net	(0.05)	(0.06)

Net income	$0.51	$0.32

Weighted average common shares outstanding:
Basic	19,713	19,694
Diluted	19,901	20,005

See accompanying notes to unaudited consolidated financial statements.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(In thousands)
(Unaudited)

	Common Stock			Notes Receivable from Stockholders		Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital		Retained Earnings
	Shares	Amount					Total
Balance at May 31, 2002	19,819	$198	$28,107	$(1,426)	$96,882	$(492)	$123,269
Comprehensive income:
Net income	—	—	—	—	13,415	—	13,415
Cumulative translation adjustment	—	—	—	—	—	333	333

Total comprehensive income							13,748
Retirement of common stock	(120)	(1)	(1,645)	—	—	—	(1,646)
Repurchase of common stock	(38)	—	(553)	—	—	—	(553)
Proceeds from collection of stockholders' notes receivable	—	—	—	341	—	—	341

Balance at May 30, 2003	19,661	197	25,909	(1,085)	110,297	(159)	135,159
Comprehensive income:
Net income	—	—	—	—	6,389	—	6,389
Cumulative translation adjustment	—	—	—	—	—	588	588

Total comprehensive income							6,977
Issuance of common stock	74	—	1,089	—	—	—	1,089
Repurchase of common stock	(13)	—	(198)	—	—	—	(198)
Issuance of stockholders' notes receivable	—	—	—	(1,004)	—	—	(1,004)
Proceeds from collection of stockholders' notes receivable	—	—	—	156	—	—	156

Balance at March 5, 2004	19,722	$197	$26,800	$(1,933)	$116,686	$429	$142,179

See accompanying notes to unaudited consolidated financial statements.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)
(Unaudited)

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Cash flows from operating activities:
Net income	10,055	6,389
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	44,686	47,423
Amortization of deferred financing costs and deferred gain on sale-leasebacks	1,669	4,237
Provision for doubtful accounts	4,910	4,757
Gain on sales and disposals of property and equipment	(1,881)	(672)
Deferred tax expense (benefit)	5,624	(9,103)
Changes in operating assets and liabilities:
Increase in receivables	(5,555)	(3,356)
Decrease in prepaid expenses and supplies	518	1,248
Increase in other assets	(249)	(1,756)
Increase (decrease) in accounts payable, accrued expenses and other current and noncurrent liabilities	(11,636)	9,466
Other, net	320	587

Net cash provided by operating activities	48,461	59,220

Cash flows from investing activities:
Purchases of property and equipment	(69,731)	(41,345)
Purchases of property and equipment previously included in the synthetic lease facility	—	(97,851)
Acquisition of previously constructed center	—	(872)
Proceeds from sales of property and equipment	72,516	59,117
Increase in restricted cash	—	(3,621)
Return of investment accounted for under the cost method	—	171
Proceeds from notes receivable	68	183

Net cash provided by (used in) investing activities	2,853	(84,218)

Cash flows from financing activities:
Proceeds from long-term borrowings	48,000	343,300
Payments on long-term borrowings	(94,104)	(281,310)
Deferred financing costs related to refinanced debt	—	(17,323)
Payments on capital leases	(743)	(562)
Proceeds from issuance of common stock	—	86
Proceeds from collection of stockholders' notes receivable	341	156
Repurchase of common stock	(553)	(198)
Bank overdrafts	691	(2,660)

Net cash provided by (used in) financing activities	(46,368)	41,489

Increase in cash and cash equivalents	4,946	16,491
Cash and cash equivalents at the beginning of the period	8,619	18,066

Cash and cash equivalents at the end of the period	$13,565	$34,557

Supplemental cash flow information:
Interest paid	35,980	34,175
Income taxes paid, net	6,257	8,877
Non-cash financial activities:
Issuance of notes receivable to stockholders	—	1,004
Retirement of common stock	1,646	—

See accompanying notes to unaudited consolidated financial statements.

KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

1—Nature of Business

KinderCare Learning Centers, Inc., referred to as KinderCare, is the leading for-profit provider of early childhood education and care in the United States. At March 5, 2004, we served approximately 126,000 children and their families at 1,245 child care centers. At our child care centers, we provide educational and care services to infants and children up to twelve years of age. However, the majority of the children we serve are from six weeks to five years old. The total licensed capacity at our centers was approximately 166,000 at March 5, 2004.

        We operate early childhood education and care centers under two brands as follows:

  •
  KinderCare—At March 5, 2004, we operated 1,176 KinderCare centers. The brand was established in 1969 and operates centers in 39 states, as well as two centers located in the United Kingdom.

  •
  Mulberry—We operated 69 Mulberry centers at March 5, 2004, which are located primarily in the northeast region of the United States and southern California. In addition, we had eight service contracts to operate before-and-after-school programs.

        We also partner with companies to provide on- or near-site care to help employers attract and retain employees. Included in the 1,245 centers at March 5, 2004 are 43 KinderCare at Work Centers.

        In addition to our center-based child care operations, we own and operate a distance learning company serving teenagers and young adults. Our subsidiary, KC Distance Learning, Inc., operates in three business units as follows: Keystone National High School, Learning & Education Center and iQ Academies.

        We have made minority investments in Voyager Expanded Learning, Inc., a developer of educational curricula for elementary and middle schools and a provider of a public school teacher retraining program, and Chancellor Beacon Academies, Inc., an education management company.

        Fiscal Year.    References to fiscal 2003 and fiscal 2004 are to the 52 weeks ended May 30, 2003 and May 28, 2004, respectively. Our fiscal year ends on the Friday closest to May 31. The third quarter is comprised of twelve weeks and ended on March 7, 2003 in fiscal 2003 and March 5, 2004 in fiscal 2004. The first quarter is comprised of 16 weeks, while the second, third and fourth quarters are each comprised of twelve weeks.

2—Summary of Significant Accounting Policies

        Basis of Presentation.    The unaudited consolidated financial statements include the financial statements of KinderCare and our subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

        In the opinion of management, the unaudited consolidated financial statements reflect the adjustments, all of which are of a normal recurring nature, necessary to present fairly our financial position at March 5, 2004, our results of operations and cash flows for the forty weeks ended March 7, 2003 and March 5, 2004. Interim results are not necessarily indicative of results to be expected for a full fiscal year because of seasonal and short-term variances and other factors such as the timing of new center openings and center closures. The unaudited consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended May 30, 2003.

        Revenue Recognition.    The recognition of our net revenues meets the following criteria: the existence of an arrangement, the rendering of services, a determinable fee and probable collection. Net revenues include tuition, fees and other income, reduced by discounts. We receive fees for reservation, registration, education and other services. Other income is primarily comprised of supplemental fees from tutorial programs and field trips. Tuition, fees and other income are recognized as the related services are provided. Payments for these types of services may be received in advance of services being rendered, in which case the revenue is deferred and recognized during the appropriate time period, typically a week. Our non-refundable registration and education fees are amortized over the estimated average enrollment period, not to exceed twelve months.

        Comprehensive Income.    Comprehensive income is comprised of the following, for the periods indicated, in thousands:

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Net income	$10,055	$6,389
Cumulative translation adjustment	320	588

Comprehensive income	$10,375	$6,977

        Stock-Based Compensation.    We measure compensation expense for our stock-based employee compensation plans using the method prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and provide pro forma disclosures of net income and earnings per share as if the method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, had been applied in measuring compensation expense.

        In accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, we have provided the required disclosures below. Had compensation expense for our stock option plans been determined based on the estimated weighted average fair value of the options at the date of grant in accordance with SFAS No. 123, our net income and basic and diluted net income per share would have been as follows, in thousands, except per share data:

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Reported net income	$10,055	$6,389
Compensation costs for stock option plans, net of taxes	(441)	(789)

Pro forma net income	$9,614	$5,600

Pro forma net income per share:
Basic and diluted net income per share before discontinued operations, net	$0.51	$0.32
Discontinued operations, net of taxes	(0.02)	(0.04)

Adjusted net income per Share	$0.49	$0.28

        A summary of the weighted average fair values was as follows:

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Weighted average fair value of options granted during the period, using the Black-Scholes option pricing model	$4.27	$7.58
Assumptions used to estimate the present value of options at the grant date:
Volatility	42.9%	48.1%
Risk-free rate of return	3.9%	3.7%
Dividend yield	0.0%	0.0%
Number of years to exercise options	7	7

        Discontinued Operations.    Discontinued operations included the operating results of the 60 centers closed during fiscal 2003 and the forty weeks ended March 5, 2004. A summary of discontinued operations was as follows, in thousands:

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Revenues, net	$13,010	$3,684
Operating expenses	14,584	5,670

Operating loss	(1,574)	(1,986)
Interest expense	(1)	—

Loss before income taxes	(1,575)	(1,986)
Income tax benefit	623	848

Discontinued operations, net of tax	$(952)	$(1,138)

        Operating expense related to discontinued operations included the following, in thousands:

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Impairment charges	$999	$145
Gains on closed center sales	1,202	563

        Of the center closures, 14 were held for sale at March 5, 2004. As a result, $5.6 million and $4.2 million of property and equipment was classified as current in the unaudited consolidated balance sheets at May 30, 2003 and March 5, 2004, respectively.

        Net Income per Share.    The difference between basic and diluted net income per share was a result of the dilutive effect of options, which are considered potential common shares. A summary of the weighted average common shares was as follows, in thousands:

	Forty Weeks Ended
	March 7, 2003	March 5, 2004
Basic weighted average common shares outstanding	19,713	19,694
Dilutive effect of options	188	311

Diluted weighted average common shares outstanding	19,901	20,005

Shares excluded from potential shares due to their anti-dilutive effect	2,256	1,206

        Restricted Cash.    Restricted cash includes cash held in connection with our $300.0 million mortgage loan, see "Note 4. Long-Term Debt." At March 5, 2004, restricted cash of $3.6 million was included in other assets in our unaudited consolidated balance sheet. The restricted cash relates primarily to capital expenditure and debt service requirements under the mortgage loan.

        Property and Equipment, net.    In connection with our debt refinancing in July 2003, our $300.0 million mortgage loan was secured by first mortgages or deeds of trust on 475 of our owned centers. In addition, we mortgaged another 119 of our owned centers to secure the debt under our revolving credit facility. At March 5, 2004, the net book value of $395.6 million for these 594 centers was included in property and equipment in our unaudited consolidated balance sheet.

        Deferred Financing Costs.    Deferred financing costs are amortized on a straight-line basis over the lives of related debt facilities, such method approximates the effective yield method. At May 30, 2003 and March 5, 2004, deferred financing costs were $9.4 million and $20.0 million, respectively. The increase in deferred financing costs for the forty weeks ended March 5, 2004 was due to our debt refinancing in July 2003, see "Note 4. Long-Term Debt." A summary of the changes were as follows, in thousands:

Balance at May 30, 2003	$9,445
Additions	17,323
Costs written-off in connection with the refinancing	(3,089)
Amortization for the forty weeks ended March 5, 2004	(3,697)

Balance at March 5, 2004	$19,982

        Recently Issued Accounting Pronouncements.    Financial Accounting Standards Board Interpretation ("FIN") 46, Consolidation of Variable Interest Entities, as amended by FIN 46R, requires consolidation where there is a controlling financial interest in a variable interest entity, previously referred to as a special-purpose entity, and certain other entities. The implementation of FIN 46R has been delayed and will be effective during the fourth quarter of fiscal year 2004. We do not anticipate an impact to our consolidated financial statements.

        SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. While SFAS No. 150 did not have a material impact on our existing financial instruments, it is reasonably possible that certain equity instruments issued in future periods will include features that require those instruments, or portions of those instruments, to be treated as debt in our consolidated financial statements.

        Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different conditions or if our assumptions change. The most significant estimates underlying the consolidated financial statements include the timing of revenue recognition, the allowance for doubtful accounts, long-lived and intangible asset valuations and any resulting impairment, the valuation of our investments, the adequacy of our self insurance obligations and future tax liabilities.

        Reclassifications.    As a result of the 60 center closures during fiscal 2003 and the forty weeks ended March 5, 2004, we have restated amounts previously reported in our Report on Form 10-Q for the quarterly period ended March 7, 2003 to reflect the results of operations for these centers as discontinued operations. Certain other prior period amounts have also been reclassified to conform to the current period's presentation.

3—Property and Equipment

Property and equipment consisted of the following, with dollars in thousands:

	May 30, 2003	March 5, 2004
Land	$155,855	$165,530
Buildings and leasehold improvements	582,434	651,046
Equipment	182,462	194,489
Construction in progress	22,708	16,691

	943,459	1,027,756
Accumulated depreciation and amortization	(282,520)	(310,869)

	$660,939	$716,887

4—Long-Term Debt

Long-term debt consisted of the following, in thousands:

	May 30, 2003	March 5, 2004
Secured:
Mortgage loan payable in monthly installments through July 2008, interest rate of 3.35% at March 5, 2004	—	298,071
Borrowings under revolving credit facilities, interest rates of:	104,000	11,000
• 2.57% and 4.25% at May 30, 2003
• 4.34% at March 5, 2004
Term loan facility, interest rate of 3.82% at May 30, 2003	47,000	—
Industrial refunding revenue bonds at variable rates of interest of 1.70% and 1.20%, respectively, supported by letters of credit, maturing calendar 2009	8,500	8,500
Industrial revenue bonds secured by real property with maturities to calendar 2005 at interest rates of 2.98% to 4.55% and 2.80% to 4.55%, respectively	3,739	3,639
Real and personal property mortgages payable in monthly installments maturing calendar 2005, interest rate of 7.00%	34	21
Unsecured:
Senior subordinated notes due calendar 2009, interest rate of 9.5%, payable semi-annually	290,000	194,423
Notes payable in monthly installments through calendar 2008, interest rate of 8.00%	1,807	1,416

	455,080	517,070
Less current portion of long-term debt	13,744	7,580

	$441,336	$509,490

We redeemed an additional $15.0 million aggregate principal amount of our 9.5% senior subordinated notes on March 29, 2004 at an aggregate price of $15.4 million. The redemption was funded by cash flows from operations and proceeds from sale-leaseback transactions.

        Refinancing.    In July 2003, we refinanced a portion of our debt. We obtained a $125.0 million revolving credit facility, and, as described below in greater detail, one of our subsidiaries obtained a $300.0 million mortgage loan. Proceeds from the mortgage loan were used to pay off the balance on the then existing revolving credit facility, the term loan facility and the synthetic lease facility. We also used a portion of the remaining proceeds to purchase $37.0 million aggregate principal amount of our 9.5% senior subordinated notes. In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to Be Refinanced, an Amendment of ARB No. 43, Chapter 3A, the $104.0 million balance on our previous revolving credit facility and our annual $0.5 million installment on our term loan were classified as long-term debt at May 30, 2003, since they were refinanced on a long-term basis during our first quarter of fiscal 2004.

        Mortgage Loan.    The $300.0 million mortgage loan is secured by first mortgages or deeds of trust on 475 of our owned centers located in 33 states. We refer to the mortgage loan as the CMBS Loan and the 475 mortgaged centers as the CMBS Centers. In connection with the CMBS Loan, the CMBS

Centers were transferred to a newly formed wholly owned subsidiary of ours, which is the borrower under the CMBS Loan and is referred to as the CMBS Borrower. Because the CMBS Centers are owned by the CMBS Borrower and subject to the CMBS Loan, recourse to the CMBS Centers by our creditors will be effectively subordinated to recourse by holders of the CMBS Loan.

The CMBS Loan is nonrecourse to the CMBS Borrower and us, subject to customary recourse provisions, and has a maturity date of July 9, 2008, which may be extended to July 9, 2009, subject to certain conditions. The CMBS Loan bears interest at a per annum rate equal to LIBOR plus 2.25% and requires monthly payments of principal and interest. Principal payments are based on a thirty-year amortization (based on an assumed rate of 6.50%). We have purchased an interest rate cap agreement to protect us from significant changes in LIBOR during the initial three years of the CMBS Loan. Under the cap agreement, which terminates July 9, 2006, LIBOR is capped at 6.50%. We are required to purchase additional interest rate cap agreements capping LIBOR at a rate no higher than 7.00% for the period from July 9, 2006 to the maturity date of the CMBS Loan.

Each of the centers included in the CMBS Centers is being ground leased by the CMBS Borrower to another wholly owned subsidiary formed in connection with the CMBS Loan, which is referred to as the CMBS Operator, and is being managed by us pursuant to a management agreement with the CMBS Operator. Transactions between the CMBS Borrower and the CMBS Operator are eliminated in consolidation since both the CMBS Borrower and the CMBS Operator are wholly owned subsidiaries. If the CMBS Loan is accelerated for any reason, the terms of such loan will prevent us from allowing our centers that are not mortgaged under the CMBS Loan to compete with the CMBS Centers for a period of time after such acceleration, as specified in the CMBS Loan Agreement.

Prepayment of the CMBS Loan is prohibited through July 8, 2005, after which prepayment is permitted in whole, subject to a prepayment premium of 3.0% from July 8, 2005 through July 8, 2006, 2.0% from July 9, 2006 through July 8, 2007 and 1.0% from July 9, 2007 through January 8, 2008, with no prepayment penalty thereafter. In addition, after July 8, 2005, the loan may be partially prepaid as follows:

  •
  up to $15.0 million each loan year in connection with releases of mortgaged centers with no prepayment premium, and

  •
  up to $5.0 million each loan year subject to payment of the applicable prepayment premium.

The CMBS Loan contains a provision that requires the loan servicer to escrow 50% of excess cash flow generated from the CMBS Centers (determined after payment of debt service on the CMBS Loan, certain fees and required reserve amounts) if the net operating income, as defined in the CMBS Loan agreement, of the CMBS Centers declines to $60.0 million, as adjusted to account for released properties. The amount of excess cash flow to be escrowed increases to 100% if the net operating income of the CMBS Centers, declines to $50.0 million, as adjusted. The net operating income of the CMBS Centers for the trailing 52 weeks ended March 5, 2004 was approximately $80.2 million. The maximum amount of excess cash flow that can be escrowed is limited to one year of debt service on the CMBS Loan and one year of rent due under the ground lease with the CMBS Operator during the term of the CMBS Loan. The escrowed amounts are released if the CMBS Centers generate the necessary minimum net operating income for two consecutive fiscal quarters. The annual debt service on the CMBS Loan is approximately $22.8 million (assuming a 6.50% interest rate). The annual rent under the ground lease is $34.0 million for the term of the CMBS Loan. These excess cash flow provisions could limit the amount of cash made available to us. Our restricted cash balance in connection with the CMBS Loan was $3.6 million at March 5, 2004. The restricted cash balance will fluctuate periodically due primarily to the timing of debt service payments compared to our period end date.

        Revolving Credit Facility.    Our $125.0 million revolving credit facility is secured by first mortgages or deeds of trusts on 119 of our owned centers and certain other collateral and has a maturity date of July 9, 2008. The revolving credit facility includes borrowing capacity of up to $75.0 million for letters of credit and up to $10.0 million for selected short-term borrowings. At March 5, 2004, there were $11.0 million of borrowings outstanding under our credit facility.

The credit facility bears interest, at our option, at either of the following rates, which are adjusted in quarterly increments based on our ratio of total consolidated debt to total consolidated EBITDA (EBITDA is defined in the credit facility as net income before interest expense, income taxes, depreciation, amortization, non-recurring charges, non-cash charges, gains and losses on asset sales, restructuring charges or reserves and non-cash gains):

  •
  An adjusted LIBOR rate plus 2.00% to 3.25%. At March 5, 2004, this rate was adjusted LIBOR plus 3.25%, or an all-in rate of 4.34%. There were $11.0 million of borrowings outstanding at this rate at March 5, 2004.

  •
  An alternative base rate (ABR) plus 0.75% to 2.00%. At March 5, 2004, this rate would have been ABR plus 2.00%, or an all-in rate of 6.00%. There were no borrowings outstanding at this rate at March 5, 2004.

The credit facility contains customary covenants and provisions that restrict our ability to:

  •
  make certain fundamental changes to our business,

  •
  consummate asset sales,

  •
  declare dividends,

  •
  grant liens,

  •
  incur additional indebtedness, amend the terms of or repay certain indebtedness, and

  •
  make capital expenditures.

In addition, the credit facility requires us to meet or exceed certain leverage and interest and lease expense coverage ratios. We were in compliance with our covenants at March 5, 2004.

Under the revolving credit facility, we are required to pay a commitment fee at a rate ranging from 0.40% to 0.50% on the available commitment. The fee is payable quarterly in arrears. In addition, we are required to pay a letter of credit fee at a rate ranging from 2.00% to 3.25%, minus 0.125%, plus a fronting fee of 0.125%, in each case on the average daily stated amount of each letter of credit. These fees are also payable quarterly in arrears. At March 5, 2004 the rates for our commitment and letter of credit fees were 0.50% and 3.125%, respectively.

5—Commitments and Contingencies

We are presently, and are from time to time, subject to claims and litigation arising in the ordinary course of business. We believe that none of the claims or litigation of which we are aware will materially affect our consolidated financial statements, although assurance cannot be given with respect to the ultimate outcome of any such actions.

6—Non-Guarantor Subsidiaries Financial Statements

The notes will be jointly and severally guaranteed by certain of KinderCare's subsidiaries. The following table sets forth the condensed consolidating financial statements of the issuer, guarantor subsidiaries and non-guarantor subsidiaries at March 7, 2003 and March 5, 2004 in the case of the balance sheets and for the forty weeks ended March 7, 2003 and March 5, 2004 in the case of the statements of operations and comprehensive income and the statements of cash flows.

        Consolidating condensed balance sheet at May 30, 2003, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$16,007	$1,320	$739	$—	$18,066
Receivables, net	29,394	2,025	74	—	31,493
Other current assets	100,791	15,657	12,445	(99,410)	29,483

Total current assets	146,192	19,002	13,258	(99,410)	79,042
Property and equipment, net	526,793	116,492	17,654	—	660,939
Deferred income taxes	1,868	—	—	—	1,868
Goodwill	3,944	38,621	—	—	42,565
Other assets	110,106	886	672	(84,985)	26,679

	$788,903	$175,001	$31,584	$(184,395)	$811,093

Liabilities and Stockholders' Equity
Current liabilities:
Bank overdrafts	$9,090	$214	$—	$—	$9,304
Accounts payable	8,743	181	(36)	—	8,888
Other noncurrent current liabilities	140,500	78,668	3,657	(99,410)	123,415

Total current liabilities	158,333	79,063	3,621	(99,410)	141,607
Long-term debt	440,032	1,304	—	—	441,336
Other liabilities	56,146	31,819	5,026	—	92,991

Total liabilities	654,511	112,186	8,647	(99,410)	675,934

Stockholders equity:
Common stock	197	25,454	—	(25,454)	197
Additional paid-in capital	25,909	3,344	3,792	(7,136)	25,909
Notes receivable from stockholders	(1,085)	—	—	—	(1,085)
Retained earnings	110,297	34,017	18,378	(52,395)	110,297
Accumulated and other comprehensive income (loss)	(926)	—	767	—	(159)

Total stockholders' equity	134,392	62,815	22,937	(84,985)	135,159

	$788,903	$175,001	$31,584	$(184,395)	$811,093

        Consolidating condensed statement of operations and comprehensive income for the forty weeks ended March 7, 2003, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues, net	$581,260	$67,810	$2,749	$(16,722)	$635,097
Operating expenses:
Salaries, wages and benefits	327,259	27,404	683	—	355,346
Depreciation and amortization	35,960	6,543	494	—	42,997
Rent	49,067	7,196	(27)	(16,722)	39,514
Other	128,343	12,008	(288)	7,379	147,442

Operating income	40,631	14,659	1,887	(7,379)	49,798
Investment income	214	790	752	(1,541)	215
Interest expense	(24,458)	(8,874)	—	1,541	(31,791)
Income before income taxes and discontinued operations	16,387	6,575	2,639	(7,379)	18,222
Income tax expense	(5,403)	(767)	(1,045)	—	(7,215)
Discontinued operations, net of tax	(929)	(23)	—	—	(952)

Net income	10,055	5,785	1,594	(7,379)	10,055
Cumulative translation adjustment	(495)	—	816	—	321

Comprehensive income	$9,560	$5,785	$2,410	$(7,379)	10,376

Consolidating condensed statement of cash flows for the forty weeks ended March 7, 2003, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$83,096	$(34,827)	$192	$—	$48,461

Cash flows from investing activities:
Purchases of property and equipment	(67,299)	(2,432)	—	—	(69,731)
Proceeds from sales of property, and equipment	33,518	38,989	9	—	72,516
Proceeds from notes receivable	68	—	—	—	68

Net cash (used in) provided by investing activities	(33,713)	36,557	9	—	2,853

Cash flows from financing activities:
Proceeds from long-term borrowings	48,000	—	—	—	48,000
Payments on long-term borrowings	(92,699)	(1,405)	—	—	(94,104)
Payments on capital leases	(619)	(124)	—	—	(743)
Proceeds from collection of stockholders' notes receivable	341	—	—	—	341
Repurchases of common stock	(553)	—	—	—	(553)
Bank overdrafts	471	220	—	—	691

Net cash used in financing activities	(45,059)	(1,309)	—	—	(46,368)

Increase in cash and cash equivalents	4,324	421	201	—	4,946
Cash and cash equivalents at the beginning of the period	7,649	400	570	—	8,619

Cash and cash equivalents at the end of the period	$11,973	$821	$771	$—	$13,565

Consolidating condensed balance sheet at March 5, 2004, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current Assets:
Cash and cash equivalents	$14,577	$1,461	$18,519	$—	$34,557
Receivables, net	11,050	3,107	15,934	—	30,091
Other current assets	121,873	23,746	14,058	(136,201)	23,476

Total current assets	147,500	28,314	48,511	(136,201)	88,124
Property and equipment, net	275,003	97,792	344,092	—	716,887
Deferred income taxes	15,771	—	—	—	15,771
Goodwill	2,486	38,621	1,458	—	42,565
Deferred financing costs	8,541	—	11,441	—	19,982
Other assets	121,094	1,064	6,098	(105,995)	22,261

Total assets	$570,395	$165,791	$411,600	$(242,196)	$905,590

Liabilities and Stockholders' Equity
Current liabilities:
Bank overdrafts	$6,465	$179	$—	$—	$6,644
Accounts payable	7,492	149	(145)	—	7,496
Other current liabilities	127,449	53,762	72,011	(136,201)	117,021

Total current liabilities	141,406	54,090	71,866	(136,201)	131,161
Long-term debt	213,924	979	294,587	—	509,490
Other noncurrent liabilities	75,567	42,439	4,754	—	122,760

Total liabilities	430,897	97,508	371,207	(136,201)	763,411

Stockholders' equity:
Common stock	197	25,454	—	(25,454)	197
Additional paid-in capital	26,800	3,344	3,792	(7,136)	26,800
Notes receivable from stockholders	(1,933)	—	—	—	(1,933)
Retained earnings	116,685	39,485	33,921	(73,405)	116,686
Accumulated and other comprehensive income (loss)	(2,251)	—	2,680	—	429

Total stockholders' equity	139,498	68,283	40,393	(105,995)	142,179

	$570,395	$165,791	$411,600	$(242,196)	$905,590

        Consolidating condensed statement of operations and comprehensive income for the forty weeks ended March 5, 2004, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues, net	$383,695	$62,112	$211,539	$(8,241)	$649,105
Operating expenses:
Salaries, wages and benefits	218,726	29,098	111,056	—	358,880
Depreciation and amortization	25,340	4,932	15,881	—	46,153
Rent	41,410	6,088	2,452	(8,241)	41,709
Other	60,800	13,218	58,143	21,010	153,171

Operating income	37,419	8,776	24,007	(21,010)	49,192
Investment income	701	1,175	1,091	(2,255)	712
Interest expense	(21,989)	(3,339)	(8,490)	2,255	(31,563)
Loss on minority investment	(5,209)	—	—	—	(5,209)

Income before income taxes and discontinued operations	10,922	6,612	16,608	(21,010)	13,132
Income tax expense	(3,486)	(1,053)	(1,066)	—	(5,605)
Discontinued operations, net of tax	(1,047)	(91)	—	—	(1,138)

Net income	6,389	5,468	15,542	(21,010)	6,389
Cumulative translation adjustment	(1,325)	—	1,913	—	588

Comprehensive income	$5,064	$5,468	$17,455	$(21,010)	$6,977

        Consolidating condensed statement of cash flows for the forty weeks ended March 5, 2004, in thousands:

	Issuer	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$20,480	$(13,108)	$72,859	$(21,011)	$59,220

Cash flows from investing activities:
Purchases of property and equipment	(38,313)	(2,784)	(248)	—	(41,345)
Purchases of property and equipment previously included in the synthetic lease facility	(5,601)	(58,004)	(34,246)	—	(97,851)
Acquisition of previously constructed center	(872)	—	(303,343)	303,343	(872)
Proceeds from sales of property and equipment	266,934	74,515	—	(282,332)	59,117
Increase in restricted cash	—	—	(3,621)	—	(3,621)
Return of investment accounted for under the cost method	171	—	—	—	171
Proceeds from notes receivable	183	—	—	—	183

Net cash provided by (used in) investing activities	222,502	13,727	(341,458)	21,011	(84,218)

Cash flows from financing activities:
Proceeds from long-term borrowings	43,300	—	300,000	—	343,300
Payments on long-term borrowings	(279,056)	(324)	(1,930)	—	(281,310)
Deferred financing costs related to refinanced debt	(5,632)	—	(11,691)	—	(17,323)
Payments on capital leases	(443)	(119)	—	—	(562)
Proceeds from issuance of common stock	86	—	—	—	86
Proceeds from collection of stockholders' notes receivable	156	—	—	—	156
Repurchases of common stock	(198)	—	—	—	(198)
Bank overdrafts	(2,625)	(35)	—	—	(2,660)

Net cash provided by (used in) financing activities	(244,412)	(478)	286,379	—	41,489

Increase (decrease) in cash and cash equivalents	(1,430)	141	17,780	—	16,491
Cash and cash equivalents at the beginning of the period	16,007	1,320	739	—	18,066

Cash and cash equivalents at the end of the period	$14,577	$1,461	$18,519	$—	$34,557

APPENDIX A

FORM OF

RECAPITALIZATION AGREEMENT AND PLAN OF MERGER

Dated as of          , 2004

between

KINDERCARE LEARNING CENTERS, INC.

and

KLC MERGER SUB, INC.

A-i

        RECAPITALIZATION AGREEMENT AND PLAN OF MERGER, dated as of                        , 2004 (this "Agreement"), between KinderCare Learning Centers, Inc., a Delaware corporation (the "Company") and KLC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub").

        WHEREAS, as of                        , 2004, the total number of shares of all classes of stock that the Company had authority to issue is 110,000,000, consisting of 10,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of which no shares were outstanding, and 100,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of which                        shares were outstanding; and the total number of shares of all classes of stock that Merger Sub has authority to issue is 100 shares of common stock, par value $0.01 per share (the "Merger Sub Common Stock"), of which 100 are issued and outstanding;

        WHEREAS, the Company desires that Merger Sub merge with and into the Company (hereinafter, in such capacity, sometimes referred to as the "Surviving Corporation"), upon the terms and subject to the conditions set forth in this Agreement (the "Merger"), in accordance with the General Corporation Law of the State of Delaware (the "DGCL");

        WHEREAS, pursuant to this Agreement and as a result of the Merger, each share of Common Stock, respectively, issued and outstanding immediately prior to the effective time of the Merger, other than any Dissenting Shares (as such term is defined in Section 1.7 hereof), will, upon the terms and subject to the conditions and limitations set forth herein, at the election of the holders thereof either be converted into the right to receive (i) (A) $            in cash and (B) one share of a new class of common stock, par value $0.01 per share, of the Surviving Corporation ("Class B Common Stock") or (ii) (A) $            in cash and (B) one Income Deposit Security of the Surviving Corporation ("IDS"), each as determined in accordance with Article I hereof;

        WHEREAS, the Boards of Directors of the Company and Merger Sub by resolutions duly adopted have approved the terms of this Agreement and of the Merger, have declared the advisability of this Agreement and of the Merger and determined them to be fair to and in the best interests of the Company and Merger Sub, and have directed the submission of this Agreement to their respective stockholders for approval; and

        WHEREAS, the Merger is intended to constitute a reorganization of the Company within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code").

        NOW, THEREFORE in consideration of the premises and the mutual agreements and provisions herein contained, the parties hereto agree as follows:

ARTICLE I

THE MERGER

        SECTION 1.1.    The Merger.    (a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company in accordance with the DGCL, the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation of the Merger.

        (b)   Following satisfaction or waiver of all conditions to the Merger, the Company shall file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time").

        (c)   At and after the Effective Time, the Merger shall have the effects set forth in the DGCL. Without limiting the foregoing and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

        SECTION 1.2.    Effect on Capital Stock.    At the Effective Time:

        (a)   Each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and cease to exist, without any conversion thereof.

        (b)   Except as otherwise provided in this Agreement and subject to Section 1.4 hereof, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 1.8(a) hereof)) shall, by virtue of the Merger, be converted into the right to receive the following (the "Merger Consideration"):

            (i)  for each share of Common Stock with respect to which an election to receive cash and Class B Common Stock has been effectively made and not revoked or lost, pursuant to Section 1.3 hereof (a "Cash and Class B Election"), $            in cash and            share of Class B Common Stock;

           (ii)  for each share of Common Stock with respect to which no election has been made pursuant to Section 1.3 hereof ("Non-Electing Shares") or with respect to which an election to receive cash and IDSs has been effectively made and not revoked or lost, pursuant to Section 1.3 hereof (a "Cash and IDS Election"), $            in cash and            IDS, each as determined pursuant to the formulas set forth in Annex I.

        (c)   The "Class B Proration Factor" shall be determined by dividing (i) the Maximum Class B Amount (as defined in Section 1.4(a)) by (ii) the aggregate number of shares of Class B Common Stock elected pursuant to the Cash and Class B Election.

        (d)   Each share of Common Stock, if any, held in the treasury of the Company or by any wholly owned subsidiary of the Company shall automatically be cancelled and retired and shall cease to exist by virtue of the Merger, and no cash, securities or other consideration shall be delivered or deliverable in exchange therefor.

        (e)   No fractional shares will be issued to any stockholder of record who would in the aggregate hold less than one share of Class B Common Stock or IDS as a result of the Merger. Notwithstanding anything in this Agreement to the contrary, each stockholder of record who would otherwise have been entitled to receive less a fraction of a share of Class B Common Stock or a fraction of an IDS (after taking into account all such shares or IDSs held by such holder) shall instead be entitled to receive, in lieu thereof, a cash payment (without interest), rounded to the nearest cent, determined by multiplying the fractional share interest to which such holder would otherwise be entitled by $            (in the case of a share of Class B Common Stock) and $            (in the case of an IDS).

        (f)    All shares of Common Stock to be converted into the Merger Consideration pursuant to this Section 1.2 shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and cease to exist; and each holder of a certificate representing prior to the Effective Time any such shares of Common Stock shall thereafter cease to have any rights with respect to such shares, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 1.5(c) hereof and (iii) cash in lieu of fractional shares of Class B Common Stock or IDSs in accordance with Section 1.2(e).

        SECTION 1.3.    Share Election.

        (a)   Each Person (as defined in Section 1.3(b) hereof) who, on or prior to the Election Date referred to in subsection (c) below is a record holder of shares of Common Stock, shall have the right to submit a Form of Election (as defined in Section 1.3(c) hereof) specifying the number of shares of Common Stock with respect to which such Person desires to make a Cash and Class B Election or a Cash and IDS Election; provided that in no event shall a Person be entitled to make an election with respect to more shares of Common Stock in the aggregate than such Person holds of record; and, provided, further, that a Person shall not be entitled to make any election with respect to shares of Common Stock acquired after the Record Date (as defined in Section 1.3(c)).

        (b)   Prior to the mailing of the proxy statement soliciting proxies in favor of the adoption of this Agreement (the "Proxy Statement"), Registrar and Transfer Company or another bank, trust company, Person or Persons shall be designated by the Company to act as exchange agent (the "Exchange Agent") for payment of the Merger Consideration. For purposes of this Agreement, "Person" means any natural person, firm, individual, corporation, limited liability company, partnership, association, joint venture, company, business trust, trust or any other entity or organization whether incorporated or unincorporated, including a government or political subdivision or any agency or instrumentality thereof.

        (c)   The Company shall mail a form of election (the "Form of Election") with the Proxy Statement to the record holders of shares of Common Stock as of the record date (the "Record Date") for the meeting of its stockholders for the purpose of considering the adoption of this Agreement (the "Stockholders Meeting"), which Form of Election shall be used by each record holder of shares of Common Stock who wishes to make a Cash and Class B Election or a Cash and IDS Election, subject to the provisions of Section 1.4 hereof. The Form of Election shall be in form and substance satisfactory to the Company in its sole discretion. Any such holder's election shall have been properly made only if the Exchange Agent shall have received at its designated office, at or prior to the time of commencement of the Stockholders Meeting (such time and date, the "Election Date"), a Form of Election properly completed and signed and accompanied by certificate(s) for the share(s) of Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificate(s) as set forth in the Form of Election from a firm which is a member of a registered national securities exchange or of            or a commercial bank or trust company having an office or correspondent in the United States, provided such certificate(s) are in fact delivered to the Exchange Agent by 5:00 p.m., local time, on the second trading day after the date of the Stockholders Meeting). The foregoing requirements relating to certificates for shares of Common Stock do not apply to Option Holders.

        (d)   Any Form of Election may be revoked by the holder Common Stock by submitting a revocation to the Exchange Agent (only by written notice received by the Exchange Agent at or prior to the Election Date). In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by the Company that the Merger has been abandoned. If a Form of Election is revoked, the certificate(s) (or guarantee(s) of delivery, as appropriate) for the share(s) of Common Stock, if any, to which such Form of Election relates shall promptly be returned to the stockholder submitting the same to the Exchange Agent. The Company shall have the right, but shall be under no obligation, to adopt appropriate procedures allowing record holders of Common Stock to change their elections.

        (e)   The determination of the Exchange Agent shall be binding as to whether or not elections have been properly made or revoked pursuant to this Section 1.3 with respect to shares of Common Stock and when elections and revocations were received by it. If the Exchange Agent determines that any election was not properly made with respect to such shares of Common Stock, then, subject to Section 1.4 hereof, such shares of Common Stock shall be treated by the Exchange Agent at the Effective Time as Non-Electing Shares, and such shares shall be converted in the Merger in accordance with Section 1.2(b)(ii) hereof; provided that the Company shall determine, in its sole discretion, whether any such determination by the Exchange Agent will affect any calculation theretofore made pursuant to

Sections 1.2(b), 1.2(c) and 1.4 hereof. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 1.4 hereof, and any such computation shall be conclusive and binding on the holder of shares of Common Stock. The Company may and the Exchange Agent may, with the agreement of the Company, make such rules as are not inconsistent with this Agreement for the implementation of the elections provided for herein as shall be necessary or desirable to effect such elections fully and to interpret the provisions of this Agreement and to waive any time periods provided for herein or pursuant hereto or any defects in connection with any elections or documentation relating thereto. Any such rules and interpretation shall be binding on all holders of shares of Common Stock.

        (f)    The Company, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock such amounts as the Company, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Company, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock, in respect of which such deduction and withholding was made by the Company, the Surviving Corporation or the Exchange Agent.

        SECTION 1.4.    Proration.

        (a)   Notwithstanding anything in this Agreement (other than Section 1.4(b) below) to the contrary, the maximum amount of shares of Class B Common Stock to be distributed in the Merger pursuant to Section 1.2 shall be            (the "Maximum Class B Amount").

        (b)   If the aggregate amount of shares of Class B Common Stock elected pursuant to the Cash and Class B Election exceeds the Maximum Class B Amount, then:

            (i)  All shares of Common Stock subject to Cash and Class B Elections shall be subject to proration as follows: Each share of Common Stock (other than Dissenting Shares) subject to a Cash and Class B Election shall in the Merger be converted into, and exchanged for, the right to receive in the aggregate (A) a number of shares of Class B Common Stock equal to the Class B Proration Factor, (B) a number of IDSs equal to the difference between one and the Class B Proration Factor and (C) $            in cash.

           (ii)  Each share of Common Stock (other than Dissenting Shares) subject to Cash and IDS Elections shall in the Merger be converted into the right to receive one IDS and $            in cash in accordance with Section 1.2(b)(ii) hereof.

        SECTION 1.5.    Exchange of Certificates.

        (a)   As of the Effective Time, the Company shall deposit, or cause to be deposited with the Exchange Agent for the benefit of the holders of shares of Common Stock, cash and a certificate or certificates representing the securities portion of the Merger Consideration such that the Exchange Agent may issue shares of Class B Common Stock or IDSs in the form of book entry credits to holders of Common Stock in the Merger.

        (b)   As soon as practicable following the Effective Time and the final determination of the proration as contemplated pursuant to Section 1.4 hereof, the Company shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Common Stock (the "Certificates"), (i) a letter of transmittal or similar transmittal form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in the form and have such other provisions as the Company may specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for (A) a confirmation of book entry credit for that number of shares of Class B Common Stock or the number of IDSs, as the case may be, into which the number of shares of Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement, and (B) the amount of cash into which a portion of the number of shares of Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal or similar transmittal form (including an unrevoked Form of Election) duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall, subject to consummation of the Merger, be entitled to receive in exchange therefor the Merger Consideration for each share of Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange therefor in accordance with normal exchange practices. No interest on the Merger Consideration (or the cash pursuant to subsection (c) below) payable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of the Certificates.

        (c)   No dividends or other distributions with respect to shares of Class B Common Stock or IDSs with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Class B Common Stock or IDSs represented thereby by reason of the conversion of shares of Common Stock pursuant to Sections 1.2(b), 1.3 and 1.4 hereof until such Certificate is surrendered in accordance with this Article I. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid, without interest, to the Person in whose name the shares of Class B Common Stock or IDSs representing such securities are registered (i) at the time of such surrender, the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to shares of Class B Common Stock or IDSs issued upon conversion of the Common Stock and (ii) at the appropriate payment date or as promptly as practicable thereafter, the proportionate amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Class B Common Stock and IDSs.

        (d)   Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 1.5 (the "Exchange Fund") which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Company, upon demand, and any holders of shares of Common Stock prior to the Merger who have not theretofore complied with this Article I shall thereafter look for payment of their claim, as general creditors thereof, only to the Company for their claim for (1) cash, (2) shares of Class B Common Stock, if any, (3) IDSs, if any, and (4) any dividends or other distributions with respect to shares of Class B Common Stock or IDSs to which such holders may be entitled.

        (e)   None of the Company, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any shares of Class B Common Stock, IDSs or cash held in the Exchange Fund (and any cash, dividends and other distributions payable in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (f)    The Exchange Agent shall invest any cash included in the Exchange Fund pursuant to the Exchange Agent Agreement to be entered into between the Company and the Exchange Agent prior to the Closing Date. Any interest and other income resulting from such investments shall be paid to the Company.

        SECTION 1.6.    Escrow Account.

        (a)   Upon the Closing, the Exchange Agent shall, pursuant to the terms set forth in this Section 1.6, transfer            % of the aggregate number of IDSs (the "Escrowed IDSs") constituting the Merger Consideration payable to each holder entitled thereto (each, an "IDS Holder") to an account designated by                        as escrow agent (together with any successors thereto, the "Escrow Agent"). The Escrowed IDSs shall be held in escrow until the earlier of (i) the            th calendar day following the Closing Date (or, if later, the date of the settlement of an exercise of the Over-Allotment Option prior to such            th calendar day) and (ii) the settlement of the final exercise by the underwriters of the Over-Allotment Option (the earlier of such dates, the "Escrow Termination Date"). The "Over-Allotment Option" shall mean the over-allotment option granted by the Company to the underwriters in connection with the Company's initial public offering of IDSs to purchase up to an aggregate number of additional IDSs at the same price at which the IDSs are purchased within            days of the date of the sale of the IDSs in the initial public offering. The arrangements with respect to the Escrow Account shall be set forth in an agreement substantially in the form of Annex III (the "Escrow Agreement") to be entered into prior to Closing between the Company and the Escrow Agent on terms consistent with this Section 1.6.

        (b)   To the extent that the underwriters exercise the Over-Allotment Option, (i) the Company shall cause the purchase price of the IDSs purchased pursuant to the Over-Allotment Option to be deposited into the Escrow Account and (ii) the Escrow Agent shall release to the underwriters the number of Escrowed IDSs equal to the number of IDSs purchased by such underwriters (as certified by such underwriters).

        (c)   As soon as practicable after the Escrow Termination Date:

            (i)  the Escrow Agent shall release the remaining Escrowed IDSs, if any (without interest), to IDS Holders pro rata according to the respective numbers of their Escrowed IDSs; and

           (ii)  the Escrow Agent shall release all cash remaining after compensation of the Escrow Agent and any other obligations under the Escrow Agreement to IDS Holders, in each case pro rata according to the respective numbers of their Escrowed IDSs.

        SECTION 1.7.    Stock Options.

        (a)   Each option to purchase shares of Common Stock pursuant to the 1997 Stock Purchase and Option Plan for Key Employees of KinderCare Learning Centers, Inc. and Subsidiaries and the 2002 Stock Purchase and Option Plan for Key California Employees of KinderCare Learning Centers, Inc. granted and outstanding immediately prior to the Effective Time (an "Option") will be cancelled and cease to exist at the Effective Time in exchange for the right to receive Merger Consideration in respect of a number of shares of Common Stock (the "Option Cancellation Shares") having an aggregate fair market value at the Effective Time equal to the product of (a) the number of shares of Common Stock underlying such outstanding Option, times (b) the excess of (i) the per share fair market value of the Common Stock underlying such outstanding Option at the Effective Time over (ii) the per share exercise price of such outstanding Option. From and after the Effective Time, each such Option shall cease to be exercisable in respect of any portion thereof, and shall have no further force or effect.

        (b)   Each holder of an Option shall be treated as a record holder of shares of Common Stock as of the Record Date equal to the Option Cancellation Shares for purposes of the procedures and calculations set forth in Sections 1.2, 1.3, 1.4 and 1.6 hereof provided that nothing in the foregoing shall be construed to provide the Option Holder with the actual rights of a shareholder of Common Stock.

        SECTION 1.8.    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, each share of Common Stock issued and outstanding immediately prior to the Effective Time and held by a person (a "Dissenting Stockholder") who is entitled to seek an appraisal of such shares under

Delaware law and who complies with all the requirements of Delaware law to exercise and perfect appraisal rights ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration but shall instead become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL. At the Effective Time, all Dissenting Shares shall automatically be canceled and shall cease to exist or be outstanding, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL. Notwithstanding the foregoing, if, after the Effective Time, such Dissenting Stockholder withdraws his or her demand for appraisal or fails to perfect or otherwise loses his or her right of appraisal, in any case pursuant to the DGCL, the shares of such Dissenting Stockholder shall no longer be deemed Dissenting Shares and shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration (without any interest thereon).

        SECTION 1.9.    Closing.    Subject to the satisfaction or waiver of the conditions set forth in Article III hereof, the closing of the Merger (the "Closing") shall take place at such place as the Company shall determine, at such time as is, in the judgment of the Company, as soon as reasonably practicable following the Stockholders Meeting, unless another time, or place is established by the Company (the actual time and date of the Closing being referred to herein as the "Closing Date").

ARTICLE II

THE SURVIVING CORPORATION

        SECTION 2.1.    Restated Certificate of Incorporation.    The Restated Certificate of Incorporation of the Company in effect immediately prior to the Effective Time shall, upon the Effective Time and as a result of the Merger, be amended and restated as set forth in Annex II hereto and, as so amended and restated, shall be the Second Amended and Restated Certificate of Incorporation of the Surviving Corporation.

        SECTION 2.2.    By-Laws.    At the Effective Time, the By-Laws of the Company as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation.

        SECTION 2.3.    Directors and Officers.    From and after the Effective Time, the directors and officers of the Company at the Effective Time shall be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

ARTICLE III

CONDITIONS TO THE MERGER

        SECTION 3.1.    Conditions to the Obligations of the Company and Merger Sub.    The respective obligations of the Company and Merger Sub to consummate the Merger are subject to the satisfaction of, or to the extent permitted by applicable law, the waiver by the Company on or prior to the Effective Time of each of the following conditions:

        (a)   a proposal to adopt this Agreement has been approved by the affirmative vote of (i) the holders of a majority of the outstanding shares of Common Stock and (ii) the Company, as the sole stockholder of Merger Sub;

        (b)   no laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a "Governmental Entity") of competent jurisdiction shall be in effect having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and no proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Merger shall have been instituted by any or before any court, arbitrator or governmental body, agency or official and be pending which would cause the Board of Directors of the Company to determine that the consummation of the Merger is no longer advisable;

        (c)   (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Merger shall have expired or been terminated and (ii) all actions by or in respect of or filings with any Governmental Entity required to permit the consummation of the Merger shall have been obtained, except those that would not reasonably be expected to have a material adverse affect on the Company or its ability to consummate the transactions contemplated by this Agreement;

        (d)   the initial public offering of the IDSs shall have been consummated, and the IDSs to be issued pursuant to the Merger shall have been approved for listing on the                         , subject to official notice of issuance;

        (e)   the registration statement on Form S-4 to be filed in connection with the issuance of shares in the Merger (the "Form S-4") shall have been declared effective by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

        (f)    the Company shall have received evidence in form and substance reasonably satisfactory to it, that all material licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for consummation of the transactions contemplated by this Agreement have been obtained and are in full force and effect, other than those which, if not obtained, would not have a material adverse effect on the Company.

ARTICLE IV

TERMINATION

        SECTION 4.1.    Termination.    To the fullest extent permitted by Delaware law, this Agreement may be terminated, and the Merger and other actions herein provided for may be abandoned, by the Board of Directors of the Company in its sole discretion at any time prior to the Effective Time, notwithstanding any approval of this Agreement by the stockholders of either or both of the Company or Merger Sub.

        SECTION 4.2.    Effect of Termination.    If this Agreement is terminated pursuant to Section 4.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto.

ARTICLE V

MISCELLANEOUS

        SECTION 5.1.    Notices.    All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by voice or otherwise) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

        To the Company or Merger Sub:

    KinderCare Learning Centers, Inc.
    650 N.E. Holladay Street,
    Suite 1400
    Portland, Oregon
    Fax: (503) 872-1391
    Attn: Eva M. Kripalani
              Senior Vice President, General Counsel and Secretary

    with a copy to:

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Fax: (212) 455-2502
    Attn: David J. Sorkin

        SECTION 5.2.    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

        SECTION 5.3.    Governing Law.    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

        SECTION 5.4.    Amendment and Waiver.    To the fullest extent permitted by Delaware law, this Agreement may be amended by mutual consent of the Boards of Directors of the Company and Merger Sub, and any provision hereof may be waived, at any time prior to the Effective Time, notwithstanding any approval of this Agreement by the stockholders of either or both of the Company and Merger Sub.

        SECTION 5.5.    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

KINDERCARE LEARNING CENTERS, INC.
By:	Name: Title:
KLC MERGER SUB, INC.
By:	Name: Title:

ANNEX I

FORMULAE USED IN CALCULATIONS OF PAYMENTS IN RECAPITALIZATION

Net dollar proceeds of the public offering # of shares of Common Stock outstanding immediately prior to Closing plus # of	is referred to below as the "Distribution Amount"
shares underlying the Options
(1)
Cash and IDS Election:*

(A)
IDS (    % of which will be subject to escrow)

        plus

  (B)
  an amount of cash equal to the Distribution Amount (subject to increase if underwriters' over-allotment option in the public offering is exercised)

  *
  Stockholders who do not validly make an election, including those who do not make any election, will be deemed to have made a Cash and IDS Election.

(2)
Cash and Class B Election:

(A)
share of Class B Common Stock (subject to proration)

        plus

  (B)
  an amount of cash equal to the Distribution Amount

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ANNEX II

FORM OF RESTATED
CERTIFICATE OF INCORPORATION
OF
KINDERCARE LEARNING CENTERS, INC.

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ANNEX III

FORM OF ESCROW AGREEMENT

III-1

APPENDIX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

         (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

    (1)
    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of 251 of this title.

    (2)
    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a.
    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b.
    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c.
    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d.
      Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (iii)
    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

         (d)  Appraisal rights shall be perfected as follows:

    (1)
    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2)
    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

          (f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving of resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

          (i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

          (j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

          (l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

APPENDIX C

Formulae Used in Calculations of Payments in Recapitalization

C-1

KinderCare Learning Centers, Inc.

PROXY STATEMENT/PROSPECTUS

                        , 2004

PART II

Item 20. Indemnification of Directors and Officers

        The General Corporation Law of the State of Delaware ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties in certain circumstances. The certificates of incorporation of the Delaware registrants include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends); or for transactions from which the director derived improper personal benefit.

        The certificates of incorporation of the Delaware registrants provide that these registrants must indemnify their directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

        KinderCare Learning Centers, Inc. maintains insurance to protect itself and its directors, officers and representatives and those of its subsidiaries against any such expense, liability or loss, whether or not it would have the power to indemnify them against such expense, liability or loss under applicable law.

Item 21. Exhibits and Financial Statement Schedules

        (a)   Exhibits. Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission's Rules and Regulations under the Securities Act of 1933.

        (b)   Financial Statement Schedules

Item 22. Undertakings.

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)
      to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii)
      to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the

II-1

        maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii)
      to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (5)   That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6)   To respond to requests for information that is incorporated by reference into this proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

          (7)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

          (8)   Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Oregon on the 21st day of April, 2004.

KinderCare Learning Centers, Inc.
By:	/s/ DAVID J. JOHNSON David J. Johnson Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David J. Johnson, Dan R. Jackson, Eva M. Kripalani, Kendra L. Decious, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on the 21st day of April, 2004.

Signature	Title

/s/ DAVID J. JOHNSON (David J. Johnson)	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
/s/ DAN R. JACKSON (Dan R. Jackson)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ HENRY R. KRAVIS (Henry R. Kravis)	Director
/s/ GEORGE R. ROBERTS (George R. Roberts)	Director
/s/ MICHAEL W. MICHELSON (Michael W. Michelson)	Director

/s/ SCOTT C. NUTTALL (Scott C. Nuttall)	Director
/s/ RICHARD J. GOLDSTEIN (Richard J. Goldstein)	Director

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Oregon on the 21st day of April, 2004.

KC Development, LLC KinderCare Real Estate, LLC
/s/ DAVID J. JOHNSON David J. Johnson Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David J. Johnson, Dan R. Jackson, Eva M. Kripalani, Kendra L. Decious, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on the 21st day of April, 2004.

Signature	Title

/s/ DAVID J. JOHNSON David J. Johnson	Sole Member
/s/ DAVID J. JOHNSON David J. Johnson	President (Principal Executive Officer)
/s/ DAN R. JACKSON Dan R. Jackson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Oregon on the 21st day of April, 2004.

KC Distance Learning, Inc.
By:
/s/ KEITH L. OELRICH Keith L. Oelrich Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David J. Johnson, Dan R. Jackson, Eva M. Kripalani, Kendra L. Decious, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on the 21st day of April, 2004.

Signature	Title

/s/ DAVID J. JOHNSON David J. Johnson	Director
/s/ KEITH L. OELRICH Keith L. Oelrich	President and Chief Executive Officer (Principal Executive Officer)
/s/ KENDRA L. DECIOUS Kendra L. Decious	Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Oregon on the 21st day of April, 2004.

Mulberry Child Care Centers, Inc.
By:	/s/ DAVID J. JOHNSON David J. Johnson Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David J. Johnson, Dan R. Jackson, Eva M. Kripalani, Kendra L. Decious, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities on the 21st day of April, 2004.

Signature	Title

/s/ DAVID J. JOHNSON David J. Johnson	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ DAN R. JACKSON Dan R. Jackson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

        The following exhibits are filed as part of this Registration Statement, or incorporated herein by reference:

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
2.1
Form of Recapitalization Agreement and Plan of Merger, dated as of , 2004, between KinderCare Learning Centers, Inc. and KLC Merger Sub, Inc., which is attached as Appendix A to the proxy statement/prospectus contained in this Registration Statement.
3.1*	Restated Certificate of Incorporation of KinderCare Learning Centers, Inc. which is attached as Appendix A to the proxy statement/prospectus contained in this Registration Statement.
3.2*	Restated By-Laws of KinderCare Learning Centers, Inc.
4.1*	Form of Indenture between KinderCare Learning Centers, Inc. and .
4.2*	Form of Note.
4.3*	Form of Stock Certificate for Class A common stock.
4.4*	Form of Stock Certificate for Class B common stock.
4.5*	Form of Global IDS.
4.6
Indenture dated February 13, 1997 between KinderCare and Marine Midland Bank, as Trustee (incorporated by reference from Exhibit 4.1 of our Registration Statement on Form S-4, filed March 11, 1997, File No. 333-23127).
4.7
First Supplemental Indenture dated September 1, 1999 to the Indenture dated as of February 13, 1997 between KinderCare and HSBC Bank USA (formerly known as Marine Midland Bank), as Trustee (incorporated by reference from Exhibit 4(a) to our Quarterly Report on Form 10-Q for the quarterly period ended September 17, 1999).
4.8	Form of 9.5% Series B Senior Subordinated Note due 2009 (incorporated by reference from Exhibit 4.3 of our Registration Statement on Form S-4, filed March 11, 1997, File No. 333-23127).
5.1*	Opinion of Simpson Thacher & Bartlett LLP.
8.1*	Opinion of Simpson Thacher & Bartlett LLP.
10.1
Revolving Credit Agreement dated July 1, 2003 among KinderCare, the several lenders from time to time parties thereto (referred to as Lenders), and Citicorp North America, Inc. as Administrative Agent for the lenders (incorporated by reference from Exhibit 10(a) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.2
Guarantee dated July 1, 2003 among certain subsidiaries of KinderCare and Citicorp North America, Inc. (incorporated by reference from Exhibit 10(b) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.3
Pledge Agreement dated July 1, 2003 among KinderCare, certain subsidiaries of KinderCare and Citicorp North America, Inc. (incorporated by reference from Exhibit 10(c) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.4
Security Agreement dated July 1, 2003 among KinderCare, certain subsidiaries of KinderCare and Citicorp North America, Inc. (incorporated by reference from Exhibit 10(d) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).

10.5
Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Financing Statement dated July 1, 2003 from KinderCare and certain subsidiaries of KinderCare to Citicorp North America, Inc. (incorporated by reference from Exhibit 10(e) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.6
Registration Rights Agreement dated February 13, 1997 among KCLC Acquisition, KLC Associates L.P. and KKR Partners II, L.P. (incorporated by reference from Exhibit 10.2 of our Registration Statement on Form S-4, filed March 11, 1997, File No. 333-23127).
10.7
Lease between 600 Holladay Limited Partnership and KinderCare dated June 2, 1997 (incorporated by reference from Exhibit 10(f) of our Annual Report on Form 10-K for the fiscal year ended May 30, 1997).
10.8
Addendum dated June 28, 2000 to Lease dated June 2, 1997 between 600 Holladay Limited Partnership and KinderCare (incorporated by reference from Exhibit 10(a) to our Quarterly Report on Form 10-Q for the quarterly period ended September 22, 2000).
10.9
1997 Stock Purchase and Option Plan for Key Employees of KinderCare Learning Centers, Inc. and Subsidiaries (incorporated by reference from Exhibit 10(c) to our Quarterly Report on Form 10-Q for the quarterly period ended September 19, 1997).
10.10	2002 Stock Purchase and Option Plan for Key California Employees (incorporated by reference to Exhibit 10(j) to our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.11	Form of Restated Management Stockholder's Agreement (incorporated by reference from Exhibit 10(f) to our Annual Report on Form 10-K for the fiscal year ended June 1, 2001).
10.12	Form of Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10(g) to our Annual Report on Form 10-K for the fiscal year ended June 1, 2001).
10.13	Form of Restated Sale Participation Agreement (incorporated by reference from Exhibit 10(h) to our Annual Report on Form 10-K for the fiscal year ended June 1, 2001).
10.14	Form of Term Note (incorporated by reference from Exhibit 10(n) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.15	Form of Pledge Agreement (incorporated by reference from Exhibit 10(h) to our Quarterly Report on Form 10-Q for the quarterly period ended September 19, 1997).
10.16
Stockholders' Agreement dated as of February 14, 1997 between KinderCare and David J. Johnson (incorporated by reference from Exhibit 10(i) to our Quarterly Report on Form 10-Q for the quarterly period ended September 19, 1997).
10.17
Nonqualified Stock Option Agreement dated February 14, 1997 between KinderCare and David J. Johnson (incorporated by reference from Exhibit 10(j) to our Quarterly Report on Form 10-Q for the quarterly period ended September 19, 1997).
10.18
Sale Participation Agreement dated February 14, 1997 among KKR Partners II, L.P., KLC Associates, L.P. and David J. Johnson (incorporated by reference from Exhibit 10(k) to our Quarterly Report on Form 10-Q for the quarterly period ended September 19, 1997).
10.19	Directors' Deferred Compensation Plan (incorporated by reference from Exhibit 10(q) to our Annual Report on Form 10-K for the fiscal year ended May 29, 1998).
10.20	Amendment No. 1 to Nonqualified Deferred Compensation Plan (incorporated by reference from Exhibit 4.4 of our Registration Statement on Form S-8, filed February 21, 2003, File No. 333-103383).

10.21	Amendment No. 2 to Nonqualified Deferred Compensation Plan (incorporated by reference from Exhibit 10(a) to our Quarterly Report on Form 10-Q for the quarterly period ended December 12, 2003).
10.22	Form of Indemnification Agreement for Directors and Officers of KinderCare (incorporated by reference from Exhibit 10(r) to our Annual Report on Form 10-K for the fiscal year ended May 29, 1998).
10.23
Restated Nonqualified Deferred Compensation Plan effective January 1, 1999 (incorporated by reference from Exhibit 10(a) to our Quarterly Report on Form 10-Q for the quarterly period ended March 5, 1999). Form of Executive Split Dollar Life Insurance Agreement (incorporated by reference from Exhibit 10(b) to our Quarterly Report on Form 10-Q for the quarterly period ended March 5, 1999).
10.24
Loan Agreement dated July 1, 2003 between KC Propco, LLC and Morgan Stanley Mortgage Capital, Inc. (incorporated by reference from Exhibit 10(w) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.25
First Amendment to Loan Agreement dated August 1, 2003 between KC Propco, LLC and Morgan Stanley Capital, Inc. (incorporated by reference from Exhibit 10(x) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.26	Management Agreement dated July 1, 2003 between KC Opco, LLC and KinderCare (incorporated by reference from Exhibit 10(y) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.27	Lease Agreement dated July 1, 2003 between KC Propco, LLC and KC Opco, LLC (incorporated by reference from Exhibit 10(aa) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
10.28	Form of letter regarding the Fiscal Year 2004 Management Bonus Plan (incorporated by reference from Exhibit 10(bb) of our Annual Report on Form 10-K for the fiscal year ended May 30, 2003).
12.1	Computation of Ratio of Earnings to Fixed Charges.
21.1*	Subsidiaries of KinderCare Learning Centers, Inc.
23.1	Consent of Deloitte & Touche LLP.
23.2*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page).
25.1*	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of the Trustee.
99.1*	Form of Proxy.
99.2*	Form of Election and Transmittal Form and instructions related thereto.
99.3*	Form of Notice of Guaranteed Delivery.
99.4*	Form of Letter to Brokers, etc.
99.5*	Form of W-9 Guidelines.
99.6*	Form of Letter to Clients of Record Holders.

*
To be filed by amendment.

QuickLinks

Table of Additional Registrant Guarantors
TABLE OF CONTENTS
APPENDICES
QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION
SUMMARY
Our Company
Summary of Our New Common Stock
Summary of Notes Represented by the IDSs
Summary Historical Consolidated Financial Information
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE SPECIAL MEETING
SPECIAL FACTORS
THE RECAPITALIZATION
CAPITALIZATION
COMPARATIVE PER SHARE DATA
MARKET PRICE OF EXISTING COMMON STOCK AND DIVIDEND INFORMATION
DIVIDEND POLICIES
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Unaudited Pro Forma Condensed Consolidated Balance Sheet At March 5, 2004
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Unaudited Pro Forma Condensed Consolidated Statement of Operations Fiscal Year Ended May 30, 2003 (in thousands)
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Unaudited Pro Forma Condensed Consolidated Statement of Operations Forty Weeks Ended March 5, 2004 (in thousands)
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Number of Children Under 5 Years of Age
MANAGEMENT
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF IDSs
DESCRIPTION OF NOTES
THE RECAPITALIZATION AGREEMENT
SECURITIES ELIGIBLE FOR FUTURE SALE
COMPARISON OF RIGHTS OF KINDERCARE STOCKHOLDERS BEFORE AND AFTER THE RECAPITALIZATION
LEGAL MATTERS
EXPERTS
STOCKHOLDER PROPOSALS FOR 2004
OTHER MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Consolidated Balance Sheets (In thousands, except per share amounts)
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Consolidated Statements of Operations (In thousands, except per share amounts)
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Consolidated Statements of Stockholders' Equity and Comprehensive Income (In thousands)
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (In thousands)
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Consolidated Statements of Operations (In thousands, except per share amounts) (Unaudited)
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Consolidated Statements of Stockholders' Equity and Comprehensive Income (In thousands) (Unaudited)
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (In thousands) (Unaudited)
KINDERCARE LEARNING CENTERS, INC. AND SUBSIDIARIES Notes to Unaudited Consolidated Financial Statements
FORM OF RECAPITALIZATION AGREEMENT AND PLAN OF MERGER Dated as of , 2004 between KINDERCARE LEARNING CENTERS, INC. and KLC MERGER SUB, INC.
TABLE OF CONTENTS
ARTICLE I THE MERGER
ARTICLE II THE SURVIVING CORPORATION
ARTICLE III CONDITIONS TO THE MERGER
ARTICLE IV TERMINATION
ARTICLE V MISCELLANEOUS
FORMULAE USED IN CALCULATIONS OF PAYMENTS IN RECAPITALIZATION
FORM OF RESTATED CERTIFICATE OF INCORPORATION OF KINDERCARE LEARNING CENTERS, INC.
FORM OF ESCROW AGREEMENT
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
Formulae Used in Calculations of Payments in Recapitalization
PART II
SIGNATURES
POWER OF ATTORNEY
SIGNATURES
POWER OF ATTORNEY
SIGNATURES
POWER OF ATTORNEY
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX